As filed with the Securities and Exchange Commission on July 22, 2013

Registration No. 333-189350

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1

to

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

OCI Partners LP

(Exact name of registrant as specified in its charter)

Delaware	2800	90-0936556
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

Mailing Address:	Physical Address:
P.O. Box 1647 Nederland, Texas 77627	5470 N. Twin City Highway Nederland, Texas 77627
(409) 723-1900

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Frank Bakker

President and Chief Executive Officer

Mailing Address:	Physical Address:
P.O. Box 1647 Nederland, Texas 77627	5470 N. Twin City Highway Nederland, Texas 77627
(409) 723-1900

(Name, address, including zip code, and telephone number, including area code, of agent for service)

With a copy to:

Brett E. Braden Divakar Gupta Latham & Watkins LLP 811 Main Street, Suite 3700 Houston, Texas 77002 (713) 546-5400	G. Michael O’Leary Stephanie C. Beauvais Andrews Kurth LLP 600 Travis, Suite 4200 Houston, Texas 77002 (713) 220-4200

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.    ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒ (Do not check if a smaller reporting company)	Smaller reporting company	☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion

Preliminary Prospectus dated July 22, 2013

PROSPECTUS

                    Common Units

Representing Limited Partner Interests

OCI Partners LP

This is the initial public offering of common units representing limited partner interests of OCI Partners LP. We are offering              common units in this offering.

Prior to this offering, there has been no public market for our common units. We currently expect the initial public offering price will be between $             and $             per common unit. We intend to apply to list our common units on the New York Stock Exchange under the symbol “OCIP.”

We qualify as an “emerging growth company” as defined in Section 2(a)(19) of the Securities Act of 1933 and, as such, are allowed to provide in this prospectus more limited disclosures than an issuer that would not so qualify. Furthermore, as long as we remain an emerging growth company, we will qualify for certain limited exceptions from investor protection laws such as the Sarbanes-Oxley Act of 2002 and the Investor Protection and Securities Reform Act of 2010. Please read “Prospectus Summary—Our Emerging Growth Company Status.”

Investing in our common units involves a high degree of risk. Before purchasing any of our common units, you should carefully read the discussion of material risks of investing in our common units in “Risk Factors” beginning on page 21. These risks include the following:

•	We may not have sufficient cash available for distribution to pay any quarterly distribution on our common units.

•

The amount of our quarterly cash distributions, if any, will vary significantly both quarterly and annually and will be directly dependent on the performance of our business. Unlike most publicly traded partnerships, we will not have a minimum quarterly distribution or employ structures intended to maintain or increase quarterly cash distributions over time.

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For each of the year ended December 31, 2012 and the twelve months ended March 31, 2013, on a pro forma basis, we would not have generated sufficient cash available for distribution to have paid the per unit quarterly distribution that we project that we will be able to pay for the twelve months ending September 30, 2014.

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We have a limited operating history. As a result, you may have difficulty evaluating our ability to pay quarterly cash distributions to our unitholders or our ability to be successful in implementing our business strategy.

•	Our profitability is vulnerable to fluctuations in the prices at which we sell methanol and ammonia and the cost of natural gas, our primary feedstock.

•

Our facility faces operating hazards and interruptions, including unscheduled maintenance or downtime. We could face significant reductions in revenues and increases in expenses to the extent these hazards or interruptions cause a material decline in production and are not fully covered by our existing insurance coverage.

•

Our general partner and its affiliates, including our sponsor, have conflicts of interest with us and limited duties to us and our unitholders, and they may favor their own interests to our detriment and that of our unitholders.

•

There is no existing market for our common units, and we do not know if one will develop to provide you with adequate liquidity. If our unit price fluctuates after this offering, you could lose a significant part of your investment.

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Our tax treatment depends on our status as a partnership for U.S. federal income tax purposes. If the IRS were to treat us as a corporation for U.S. federal income tax purposes, which would subject us to additional amounts of entity-level taxation, then our cash available for distribution to our unitholders would be substantially reduced.

•	Our unitholders’ share of our income will be taxable to them for U.S. federal income tax purposes even if they do not receive any cash distributions from us.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Common Unit	Total
Public offering price	$	$
Underwriting discount(1)	$	$
Proceeds, before expenses, to OCI Partners LP(2)	$	$
(1)	Excludes an aggregate structuring fee equal to % of the gross proceeds from this offering payable to Merrill Lynch, Pierce, Fenner & Smith Incorporated. Please read “Underwriting.”
(2)	We intend to use a substantial portion of the net proceeds from this offering to repay outstanding indebtedness. For a detailed explanation of our intended use of the net proceeds from this offering, please read “Use of Proceeds” beginning on page 49.

We have granted the underwriters an option to purchase up to an additional            common units from us at the initial public offering price, less the underwriting discount, within 30 days from the date of this prospectus.

The underwriters expect to deliver the common units to purchasers on or about            , 2013 through the book-entry facilities of the Depository Trust Company.

BofA Merrill Lynch	Barclays	Citigroup

The date of this prospectus is                     , 2013.

i

You should rely only on the information contained in this prospectus or in any free writing prospectus that we authorize to be delivered to you. We have not, and the underwriters have not, authorized any other person to provide you with additional, different or inconsistent information from that contained in this prospectus and any free writing prospectus. If anyone provides you with additional, different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where an offer or sale is not permitted. You should not assume that the information contained in this prospectus or in any free writing prospectus is accurate as of any date other than the date on the front cover of this prospectus or the date of such free writing prospectus. Our business, financial condition, results of operations and prospects may have changed since such date.

For investors outside the United States: We have not, and the underwriters have not, done anything that would permit this offering, or possession or distribution of this prospectus, in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the common units and the distribution of this prospectus outside of the United States.

Industry and Market Data

When we make statements in this prospectus about our position in the methanol industry, the ammonia industry, any sector of those industries or about our market share, we are making those statements based on our belief as to their accuracy. This belief is based on data regarding the methanol industry and the ammonia industry, including trends in such markets and our position and the position of our competitors within those industries, derived from a variety of sources, including independent industry publications, government publications and other published independent sources, information obtained from customers, distributors, suppliers, trade and business organizations and publicly available information (including the reports and other information our competitors file with the U.S. Securities and Exchange Commission (“SEC”), which we did not participate in preparing and as to which we make no representation), as well as our good faith estimates, which have been derived from management’s knowledge and experience in the areas in which our business operates. Estimates of market size and relative positions in a market are difficult to develop and inherently uncertain. Accordingly, investors should not place undue weight on the industry and market share data presented in this prospectus.

In this prospectus, we rely on and refer to information regarding the methanol industry and the ammonia industry and future methanol and ammonia production and consumption from Jim Jordan and Associates, LP (“Jim Jordan”), with respect to the methanol industry, and Blue, Johnson & Associates, Inc. (“Blue Johnson”), with respect to the ammonia industry. Unless otherwise indicated, the information set forth in this prospectus regarding (i) the methanol industry, is derived from information provided by Jim Jordan as of May 30, 2013, and (ii) the ammonia industry, is derived from information provided by Blue Johnson as of June 11, 2013, and is included in this prospectus in reliance upon the authority of Jim Jordan and Blue Johnson as experts on the methanol industry and the ammonia industry, respectively. Neither Jim Jordan nor Blue Johnson is affiliated with us. Each of Jim Jordan and Blue Johnson has consented to being named in this prospectus.

We do not have any knowledge that the market and industry data and forecasts provided to us from third party sources are inaccurate in any material respect. However, we have been advised that certain information provided to us from third party sources is derived from estimates or subjective judgments, and while such third party sources have assured us that they have taken reasonable care in the compilation of such information and believe it to be accurate and correct, data compilation is subject to limited audit and validation procedures. We believe that, notwithstanding such qualification by such third party sources, the market and industry data provided in this prospectus is accurate in all material respects.

Our estimates, in particular as they relate to market share and our general expectations, involve risks and uncertainties and are subject to change based on various factors, including those discussed under the section entitled “Risk Factors.”

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PROSPECTUS SUMMARY

This summary highlights selected information contained elsewhere in this prospectus. You should carefully read the entire prospectus, including “Risk Factors” and the historical and unaudited pro forma condensed financial statements and related notes included elsewhere in this prospectus, before making a decision to invest in our common units. Unless otherwise indicated, the information in this prospectus assumes (1) an initial public offering price of $            per common unit (the midpoint of the price range set forth on the cover page of this prospectus) and (2) that the underwriters do not exercise their option to purchase additional common units, and, accordingly, that the             common units that could be purchased by the underwriters pursuant to such option will instead be issued to OCI USA Inc. at the expiration of the option period.

Unless the context otherwise requires, references in this prospectus to “our partnership,” “we,” “our,” “us” and similar terms, when used in a historical context, refer to the business and operations of OCI Beaumont LLC, a Texas limited liability company (“OCIB”) that OCI USA Inc. will contribute to OCI Partners LP in connection with this offering. When used in the present tense or future tense, those terms and “OCI Partners LP” refer to OCI Partners LP, a Delaware limited partnership, and its subsidiaries, including OCIB. References to “our general partner” refer to OCI GP LLC, a Delaware limited liability company and a wholly owned subsidiary of OCI USA Inc. References to “OCI” refer to OCI N.V., a Dutch public limited liability company, and its consolidated subsidiaries other than us, our subsidiaries and our general partner. References to “OCI USA” refer to OCI USA Inc., a Delaware corporation, which is an indirect wholly owned subsidiary of OCI. References to “OCI Fertilizer” refer to OCI Fertilizer International B.V., a Dutch private limited liability company, which is an indirect wholly owned subsidiary of OCI. The transactions being entered into in connection with this offering that are described beginning on page 9 of this prospectus are referred to herein as the “Transactions.” You should also read the “Glossary of Selected Terms” contained in Appendix B for definitions of some of the terms we use to describe our business and industry and other terms used in this prospectus.

OCI Partners LP

Overview

We are a Delaware limited partnership formed in February 2013 to own and operate a recently upgraded, integrated methanol and ammonia production facility that is strategically located on the Texas Gulf Coast near Beaumont. We are currently the largest merchant methanol producer in the United States with an annual methanol production capacity of approximately 730,000 metric tons and an annual ammonia production capacity of approximately 265,000 metric tons, and we are in the early stages of a debottlenecking project that will increase our annual methanol production capacity by 25% to approximately 912,500 metric tons and our annual ammonia production capacity by 15% to approximately 305,000 metric tons. Given our advantageous access and connectivity to customers and attractively priced natural gas feedstock supplies, we believe that we are one of the lowest-cost producers of methanol and ammonia in our markets and intend to capitalize on our competitive position to maximize our cash flow. We believe that the prospects for our methanol and ammonia business will remain positive for the foreseeable future because of growing U.S. and global demand for methanol and ammonia, our continued access to attractively priced natural gas feedstock, the United States’ current position as a net importer of both methanol and ammonia and our competitive position in our markets.

Both methanol and ammonia are global commodities that are essential building blocks for numerous end-use products. Methanol is a liquid petrochemical that is used in a variety of industrial and energy-related applications. Methanol is used in industrial applications to produce adhesives used in manufacturing wood products, such as plywood, particle board and laminates, resins to treat paper and plastic products, paint and varnish removers, solvents for the textile industry and polyester fibers for clothing and carpeting. Methanol is also used outside of the United States as a direct fuel for automobile engines, as a fuel blended with gasoline and as an octane booster in reformulated gasoline. In the United States, ammonia is primarily used as a feedstock to produce nitrogen fertilizers, such as urea and ammonium sulfate, and is also directly applied to soil as a fertilizer. In addition, ammonia is widely used in industrial applications, particularly in the Texas Gulf Coast market, including in the production of plastics, synthetic fibers, resins and numerous other chemical compounds.

Natural gas, methanol and ammonia commodity market dynamics have contributed favorably to our profitability in four ways. First, increased natural gas production from shale formations in the United States has increased domestic supplies of natural gas, resulting in a relatively low natural gas price environment. Second, robust and increasing domestic and global demand for both methanol and ammonia has led to historically high prices for those commodities. Third, domestic methanol and ammonia production capacity is currently constrained, as the higher domestic natural gas price environment during the period from 1998 through 2007 prompted U.S. producers to shut down or relocate U.S. production facilities, which has resulted in significantly more domestic demand for methanol and ammonia than can be satisfied with domestic production and substantial reliance on foreign imports to meet domestic demand for methanol and ammonia. Consequently, approximately 82% of U.S. methanol demand and approximately 39% of U.S. ammonia demand during 2012 was met by imports according to Jim Jordan and Blue Johnson, respectively. Fourth, we and other domestic methanol and ammonia producers have been able to satisfy a growing portion of domestic demand as foreign natural gas-based producers, particularly in Trinidad, are experiencing declining methanol and ammonia production due to decreased natural gas production and declining natural gas reserves. The favorable pricing environment for our products driven by robust demand, together with attractive natural gas feedstock prices, has enabled us to realize significant profit margins since our facility began operating at full capacity in the fourth quarter of 2012.

We expect the current commodity market dynamics for our products and natural gas feedstock to continue for the foreseeable future. In addition, according to Jim Jordan, annual U.S. demand for methanol is forecasted to increase from approximately 6.0 million metric tons in 2012 to approximately 7.1 million metric tons by 2016, representing a compound annual growth rate of approximately 4.2%, while annual domestic production of methanol is expected to increase from approximately 1.1 million metric tons to approximately 5.1 million metric tons over this same period. Moreover, according to Blue Johnson, annual U.S. demand for ammonia is forecasted to increase from approximately 16.5 million metric tons in 2012 to approximately 17.5 million metric tons in 2016, representing a compound annual growth rate of approximately 1.5%, while annual domestic production of ammonia is expected to increase from approximately 10.1 million metric tons to approximately 11.7 million metric tons over this same period, which is expected to result in an annual production deficit of approximately 5.8 million metric tons in 2016. In addition, recent increases in domestic natural gas production levels from shale formations have resulted in a significant increase in the supply of natural gas, leading to a lower natural gas price environment in the United States compared to other regions. We expect this trend of relatively low natural gas prices in the United States to continue for the foreseeable future as a result of ongoing investment in the development of shale formations and related midstream infrastructure.

We acquired our facility (which had been idled by the previous owners since 2004) in May 2011, commenced an upgrade that was completed in July 2012 and began operating our facility at full capacity in the fourth quarter of 2012. Our newly renovated facility began ammonia production in December 2011 and began methanol production in July 2012 (with no significant methanol production until August 2012), with revenues first generated from ammonia sales in the first quarter of 2012 and from methanol sales in the third quarter of 2012. For the three months ended March 31, 2013, our net income and EBITDA, on a pro forma basis, were approximately $53.7 million and $62.5 million, respectively. Subject to certain assumptions, we expect our net income and EBITDA to be approximately $150.2 million and $185.0 million, respectively, for the twelve months ending September 30, 2014. For a reconciliation of EBITDA to net income and the assumptions used in our forecast of our net income and EBITDA for the twelve months ending September 30, 2014, please read “Selected Historical and Pro Forma Financial and Operating Data” and “Our Cash Distribution Policy and Restrictions on Distribution—Unaudited Forecasted Cash Available for Distribution.”

Our Competitive Strengths

Attractively Priced Natural Gas for Methanol and Ammonia Production. Given our ready access to abundant domestic natural gas supplies and our relatively low natural gas feedstock costs compared to our overseas competitors, including Trinidadian producers, we believe that we are one of the lowest-cost producers of methanol and ammonia in our markets. For the three months ended March 31, 2013, natural gas feedstock represented approximately 55.5% of our total cost of goods sold (exclusive of depreciation) (or approximately 77.8% of our variable cost of goods sold (exclusive of depreciation)). The emergence of a U.S. “shale gas advantage” has led to an increase in the domestic production of natural gas, resulting in attractive domestic natural gas feedstock prices. Please read “Industry Overview—Natural Gas Feedstock.” In addition, continued robust demand for methanol and ammonia globally has resulted in a favorable pricing environment for our products. Since our facility began operating at full capacity in the fourth quarter of 2012, we have been able to compete effectively with higher-cost foreign producers and realize significant profit margins.

Favorable Market Fundamentals with Growing Demand for Our Products. Due to growing demand and constrained domestic production capacity for our products, we expect the fundamentals for the production and sale of methanol and ammonia in the United States to remain favorable for the foreseeable future.

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According to Jim Jordan, annual global demand for methanol is forecasted to increase from 62.6 million metric tons in 2012 to 81.2 million metric tons in 2016, representing a compound annual growth rate of approximately 6.7%. Annual U.S. demand for methanol is forecasted to increase from 6.0 million metric tons to 7.1 million metric tons over this same period, representing a compound annual growth rate of approximately 4.2%. Over this same period, the United States is expected to remain a net importer of methanol, as Jim Jordan forecasts that annual domestic methanol production will increase to only 5.1 million metric tons by the end of 2016. We expect prices for methanol to remain favorable for the foreseeable future as global prices for methanol are highly correlated to the prices set by higher-cost, coal-based methanol producers in China.

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According to Blue Johnson, annual global demand for ammonia is forecasted to increase from 166.0 million metric tons in 2012 to 182.0 million metric tons in 2016, representing a compound annual growth rate of approximately 2.3%. Annual U.S. demand for ammonia is forecasted to increase from 16.5 million metric tons to 17.5 million metric tons over this same period, representing a compound annual growth rate of approximately 1.5%. Over this same period, the United States is expected to remain a net importer of ammonia, as Blue Johnson forecasts that imports will comprise approximately 6.4 million metric tons of U.S. consumption in 2016. In addition, Blue Johnson forecasts that ammonia prices in the United States will remain elevated for the foreseeable future as a result of growing agricultural demand and continued strong industrial demand, particularly in the Texas Gulf Coast region.

As a result of growing demand and constrained production capacity in the United States, we expect that domestic producers of methanol and ammonia will continue to displace a portion of imported supplies for the foreseeable future because of the higher feedstock and transportation costs associated with foreign supplies.

Strategic Location on the Texas Gulf Coast with Access to Port and Pipeline Facilities. We are strategically located on the Texas Gulf Coast, which provides us advantageous access and connectivity to our existing and prospective customers and attractively priced natural gas feedstock supplies. Our facility is connected to established infrastructure and transportation facilities, including pipeline connections to adjacent customers and port access with dedicated methanol and ammonia export barge docks. We also have the flexibility to add rail and truck loading facilities to improve delivery options for our customers. We have connections to one major interstate and three major intrastate natural gas pipelines that provide us access to significantly more natural gas supply than our facility requires and flexibility in sourcing our natural gas feedstock. Our facility is located in close proximity to many of our major customers, which allows us to deliver our products to those customers at competitive prices and realize greater margins than overseas suppliers that are subject to significant costs associated with transporting product to our markets. In addition, we have direct pipeline connections to certain of our methanol and ammonia customers, which provides us a competitive advantage in supplying their methanol and ammonia requirements.

Recently Upgraded Production Facility that Operates Efficiently and Maximizes Returns. We completed an upgrade on the methanol and ammonia production units at our facility in 2012. From January 1, 2013 through June 30, 2013, our methanol production unit and our ammonia production unit each operated at over a 98% utilization rate relative to their respective nameplate capacities. As a means of further optimizing our production efficiencies, we are in the early stages of a debottlenecking project on our production facility that is expected to be completed in the second half of 2014 and increase our annual methanol production capacity by approximately 25% and our annual ammonia production capacity by approximately 15%. For information on our debottlenecking project, please read “—Our Debottlenecking Project.”

Advantageous Relationship with Our Sponsor, OCI. We expect to benefit from OCI’s commercial, operational and technical expertise. OCI is a global nitrogen-based fertilizer producer and engineering and construction contractor based in the Netherlands, with projects and investments across Europe, the United States, South America, the Middle East, North Africa and Central Asia. We expect to benefit from OCI’s expertise in strategic development, as OCI’s management team has successfully executed over $25 billion in acquisitions, divestments and greenfield projects in 15 countries in the past eight years. In June 2013, we entered into a procurement and construction contract with Orascom E&C USA Inc., an indirect wholly owned construction subsidiary of OCI, for our debottlenecking project. OCI Construction Group’s technical expertise and experience with large-scale infrastructure and industrial projects were critical to the recent upgrade of our facility that was completed in 2012 and will be essential to the cost-effective implementation of our debottlenecking project.

Experienced Management and Operational Team. We are managed by an experienced and dedicated team of executives with a long history in the chemical industry. Our senior operational team has an average of 30 years of experience in the chemical industry and significant experience operating facilities such as ours. In fact, a majority of our operating management team ran our facility for many years under prior ownership. Our management team was responsible for developing and executing the recent upgrade of our facility and will be integral in the execution of our debottlenecking project and any future expansion projects. After the completion of this offering, we expect that Mr. Frank Bakker, our President and Chief Executive Officer, and each member of our senior operational team will devote 100% of their time to managing and operating our business. We expect that Mr. Fady Kiama, our Vice President and Chief Financial Officer, will devote approximately 75% of his time to managing our financial affairs.

Our Business Strategies

Distribute 100% of Our Cash Available for Distribution each Quarter. Upon the completion of this offering, the board of directors of our general partner will adopt a policy to distribute 100% of the cash available for distribution that we generate each quarter to unitholders of record on a pro rata basis. We do not intend to maintain excess distribution coverage or retain funds in order to maintain stable quarterly distributions or fund future distributions. Unlike many publicly traded partnerships, our general partner will have a non-economic general partner interest and will have no incentive distribution rights. Therefore, all of our cash distributions will be made to our unitholders, in contrast to other publicly traded partnerships, some of which distribute up to 50% of their quarterly cash distributions in excess of specified levels to their general partner. Our structure is designed to maximize distributions to our unitholders and to align OCI’s interests with those of our other unitholders. We expect our distribution yield to be             % (calculated by dividing our forecasted distribution for the twelve months ending September 30, 2014 of $            per common unit by $            (the midpoint of the price range set forth on the cover page of this prospectus)). Please read “Our Cash Distribution Policy and Restrictions on Distributions—Unaudited Forecasted Cash Available for Distribution.”

Pursue Organic Growth Opportunities and Strategic Acquisitions. We will continue to evaluate methods of expanding our production capabilities and product offerings. We are in the early stages of a debottlenecking project that is designed to increase our annual methanol production capacity by approximately 182,500 metric tons, or approximately 25%, and increase our annual ammonia production capacity by approximately 40,000 metric tons, or approximately 15%. As part of the debottlenecking project, we additionally plan to complete a maintenance turnaround as well as various other upgrades to our facility. We expect that the debottlenecking project will be completed in the second half of 2014 and currently estimate the total cost of the project will be approximately $150 million (including costs associated with a maintenance turnaround and various other upgrades). We intend to fund a portion of the costs of our debottlenecking project and other budgeted capital projects incurred after the completion of this offering with a portion of the net proceeds from this offering. Please read “—Our Debottlenecking Project.”

We also intend to pursue strategic acquisitions that offer attractive synergies and maximize distributions to our unitholders, such as increasing our logistical capabilities by purchasing infrastructure at the industrial park in which our production facility is located. In addition, we intend to evaluate and pursue acquisition and development opportunities that will enhance our operating platform and increase our cash available for distribution.

Maintain High Utilization Rates. From January 1, 2013 through June 30, 2013, we operated at over a 98% utilization rate relative to the respective nameplate capacities of our methanol and ammonia production units, and we intend to maintain consistent and reliable operations at our facility, which are critical to our financial performance and results of operations. Efficient production of methanol and ammonia requires reliable and stable operations at our facility due to the high costs associated with planned and unplanned downtime. In addition, strict production schedules are essential in order to maximize utilization and productivity and to ensure a competitive cost position. We intend to continue implementing our rigorous maintenance program, which is executed by a skilled, experienced and well-trained workforce, at regular intervals. To continue to maintain our high utilization rates and minimize downtime at our facility, we plan to perform maintenance capital projects that require downtime during scheduled turnarounds. We believe that our diligent adherence to proactive maintenance programs and the experience of our workforce will minimize unplanned downtime and maintain our facility’s longevity and high utilization rates.

Continue Commitment to Health, Safety and the Environment. We are committed to maintaining a culture that makes health, safety and the environment a high priority. We have made significant investments in safety analysis and reporting technology and have established a track record of safe operations, with a total case incident rate (the average number of work-related injuries incurred by 100 workers during a one-year period) for both our employees and contractors of 0.13 for 2012 and 0.0 from January 1, 2013 through June 30, 2013. We also view personnel training as essential for accident prevention and successful operation of our facility and intend to continue our efforts in these areas. In addition, we are participating in Occupational Safety and Health Act (“OSHA”) Voluntary Protection Programs to become an OSHA Star site. Companies in OSHA’s Star Program have achieved injury and illness rates at or below the national average of their respective industries. We believe that our commitment to health, safety and the environment is critical to the success of our business.

Maintain a Conservative and Flexible Capital Structure. We are committed to maintaining a conservative capital structure with prudent leverage that affords us the financial flexibility to execute our business strategy. As of March 31, 2013, on a pro forma basis, after giving effect to the Transactions (including this offering), we would have had approximately $235.0 million of total indebtedness (excluding unamortized debt discount of $2.4 million) and approximately $             million of cash and cash equivalents, resulting in net leverage of $             million (or approximately $235.0 million of total indebtedness (excluding unamortized debt discount of $2.4 million) and approximately $            million of cash and cash equivalents, resulting in net leverage of $            million, if the underwriters exercise their option to purchase additional common units in full). We will retain a portion of net proceeds from this offering to pre-fund growth capital expenditures, including the anticipated remaining costs of our debottlenecking project (including a maintenance turnaround and various other upgrades).

Our Sponsor

OCI is a global nitrogen-based fertilizer producer and engineering and construction contractor based in the Netherlands, with projects and investments across Europe, the United States, South America, the Middle East, North Africa and Central Asia. The OCI Fertilizer Group owns and operates nitrogen fertilizer plants in the Netherlands, the United States, Egypt and Algeria and has an international distribution platform spanning from the Americas to Asia. The OCI Fertilizer Group ranks among the world’s largest nitrogen fertilizer producers by production capacity with annual production capacity of nearly 7.0 million metric tons.

The OCI Fertilizer Group’s latest greenfield project, the Iowa Fertilizer Company located near the Mississippi River in Wever, Iowa, is a $1.8 billion plant that is the first world scale natural gas-based fertilizer plant to be built in the United States in nearly 25 years. The plant is being constructed by Orascom E&C USA Inc., an indirect wholly owned subsidiary of OCI, and is expected to produce approximately 2.0 million metric tons of nitrogen fertilizer annually following completion of construction in late 2015. In connection with financing the project, Iowa Fertilizer Company issued approximately $1.2 billion of tax-exempt bonds, representing one of the largest non-investment grade transactions ever sold in the U.S. tax-exempt bond market.

The OCI Construction Group provides international engineering and construction services primarily on infrastructure, industrial and high-end commercial projects in the United States, Europe, the Middle East, North Africa and Central Asia for public and private clients. According to the Engineering News Record, the OCI Construction Group consistently ranks among the world’s top global contractors.

OCI employs more than 75,000 people in 35 countries and is listed on the NYSE Euronext in Amsterdam under the symbol “OCI.” OCI’s market capitalization, as reported by Bloomberg, was approximately $6.0 billion as of July 17, 2013.

Our Facility

Our integrated methanol and ammonia production facility is located on a 28-acre site south of Beaumont, Texas on the Neches River. We acquired our facility (which had been idled by the previous owners since 2004) in May 2011, commenced an upgrade that was completed in July 2012 and began operating our facility at full capacity in the fourth quarter of 2012. Our newly renovated facility began ammonia production in December 2011 and began methanol production in July 2012 (with no significant methanol production until August 2012), with revenues first generated from ammonia sales in the first quarter of 2012 and from methanol sales in the third quarter of 2012.

The following table sets forth our facility’s production capacity and storage capacity:

Product	Current Production Capacity		Production during the Three Months Ended March 31, 2013	Expected Production Capacity after Completion of Debottlenecking Project		Product Storage Capacity (Metric Tons)
	Metric Tons/Day	Metric Tons/Year(1)	Metric Tons	Metric Tons/Day	Metric Tons/Year(1)
Methanol	2,000	730,000	175,523	2,500	912,500	42,000 (2 tanks)
Ammonia	726	264,990	64,491	835	304,739	18,000 (1 tank)

(1)	Assumes facility operates 365 days per year.

Our Debottlenecking Project

As a means of further optimizing our production efficiencies, we are in the early stages of a debottlenecking project on our production facility, including a maintenance turnaround and environmental upgrades, which we collectively refer to as our “debottlenecking project.” This project is expected to increase our annual methanol production capacity by approximately 182,500 metric tons, or approximately 25%, and increase our annual ammonia production capacity by approximately 40,000 metric tons, or approximately 15%. We expect the debottlenecking project to be completed in the second half of 2014 and currently estimate the total cost of the project to be approximately $150 million (including costs associated with a maintenance turnaround and environmental upgrades). We expect to shut down our facility for approximately 30 to 40 days in the second half of 2014 in order to complete our debottlenecking project. As of June 30, 2013, OCIB had incurred approximately $5.8 million in expenditures related to our debottlenecking project, including costs associated with engineering fees and down payments on equipment, and will fund any costs incurred through the completion of this offering. We intend to fund a portion of the costs of our debottlenecking project and other budgeted capital projects incurred after the completion of this offering with a portion of the net proceeds from this offering. Please read “Business—Our Growth Projects—Our Debottlenecking Project.”

Feedstock Supply

The primary feedstock that we use to produce methanol and ammonia is natural gas. Operating at full capacity, our methanol and ammonia production units together require approximately 84,000 MMBtu per day of natural gas. For the three months ended March 31, 2013, natural gas feedstock costs represented approximately 55.5% of our total cost of goods sold (exclusive of depreciation) (or approximately 77.8% of our variable cost of goods sold (exclusive of depreciation)). Accordingly, our profitability depends in large part on the price of our natural gas feedstock.

We have connections to one major interstate and three major intrastate natural gas pipelines that provide us flexibility in sourcing our natural gas supplies. We currently source natural gas from a subsidiary of DCP Midstream Partners, LP (“DCP Midstream”) and a subsidiary of Kinder Morgan Energy Partners, L.P. (“Kinder Morgan”). In addition, we have recently connected our facility to a natural gas pipeline owned by Florida Gas Transmission Company, LLC (“Florida Gas Transmission”) and a natural gas pipeline owned by Houston Pipe Line Company LP (“Houston Pipe Line Company”). We believe that we have ready access to an abundant supply of natural gas for the foreseeable future due to our location and connectivity to major natural gas pipelines.

Customers and Contracts

We generate our revenues from the sale of methanol and ammonia manufactured at our facility. We sell our products, primarily under contract, to industrial users and commercial traders for further processing or distribution. For the three months ended March 31, 2013 and the year ended December 31, 2012, we derived approximately 72% and 74%, respectively, of our revenues from the sale of our products to commercial traders for further processing or distribution and derived approximately 28% and 26%, respectively, of our revenues from the sale of our products to industrial users. In addition, we derive a portion of our revenues from uncontracted sales of methanol and ammonia. For the three months ended March 31, 2013 and the year ended December 31, 2012, we derived approximately 0% and 1%, respectively, of our revenues from uncontracted sales of our products. We are party to methanol sales contracts with a subsidiary of Methanex Corporation (“Methanex”), a subsidiary of Koch Industries, Inc. (“Koch”), a subsidiary of Exxon Mobil Corporation (“ExxonMobil”), Arkema Inc. (“Arkema”) and a subsidiary of Lucite International, Inc. (“Lucite”). Consistent with industry practice, these contracts set our pricing terms to reflect a specified discount to a published monthly benchmark methanol price (Jim Jordan or Southern Chemical), and our methanol is sold on a free on board (“FOB”) basis when delivered by barge. Currently, we deliver approximately 55% of our methanol sales by barge and approximately 45% of our methanol sales by pipeline.

We generally sell ammonia under monthly contracts with a subsidiary of Transammonia, Inc. (“Transammonia”), a subsidiary of Koch and a subsidiary of Rentech Nitrogen Partners, L.P. (“Rentech”). Consistent with industry practice, these contracts set our pricing terms to reflect a specified discount to a published monthly benchmark ammonia price (CFR Tampa). Although we have ammonia pipeline connections with certain of our customers, currently all of our ammonia is sold on an FOB basis and is transported by barge.

Our Emerging Growth Company Status

As a company with less than $1.0 billion in revenue during its last fiscal year, we qualify as an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act of 2012 (“JOBS Act”). As an emerging growth company, we may, for up to five years, take advantage of specified exemptions from reporting and other regulatory requirements that are otherwise applicable generally to public companies. These exemptions include:

•	the presentation of only two years of audited financial statements and only two years of related Management’s Discussion and Analysis of Financial Condition and Results of Operations;

•	exemption from the auditor attestation requirement on the effectiveness of our system of internal control over financial reporting;

•	exemption from the adoption of new or revised financial accounting standards until they would apply to private companies;

•

exemption from compliance with any new requirements adopted by the Public Company Accounting Oversight Board requiring mandatory audit firm rotation or a supplement to the auditor’s report in which the auditor would be required to provide additional information about the audit and the financial statements of the issuer; and

•	reduced disclosure about executive compensation arrangements.

We may take advantage of these provisions until we are no longer an emerging growth company, which will occur on the earliest of (i) the last day of the fiscal year following the fifth anniversary of this offering, (ii) the last day of the fiscal year in which we have more than $1.0 billion in annual revenue, (iii) the date on which we issue more than $1.0 billion of non-convertible debt over a three-year period and (iv) the date on which we are deemed to be a “large accelerated filer,” as defined in Rule 12b-2 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

We have elected to take advantage of all of the applicable JOBS Act provisions, except that we will elect to opt out of the exemption that allows emerging growth companies to extend the transition period for complying with new or revised financial accounting standards (this election is irrevocable). Accordingly, the information that we provide you may be different than what you may receive from other public companies in which you hold equity interests.

Risk Factors

An investment in our common units involves risks associated with our business, our partnership structure and the tax characteristics of our common units. You should carefully consider the following risk factors, the risks described in “Risk Factors” and the other information in this prospectus before investing in our common units. Please also read “Forward-Looking Statements.”

•	We may not have sufficient cash available for distribution to pay any quarterly distribution on our common units.

•

The amount of our quarterly cash distributions, if any, will vary significantly both quarterly and annually and will be directly dependent on the performance of our business. Unlike most publicly traded partnerships, we will not have a minimum quarterly distribution or employ structures intended to maintain or increase quarterly cash distributions over time.

•

For each of the year ended December 31, 2012 and the twelve months ended March 31, 2013, on a pro forma basis, we would not have generated sufficient cash available for distribution to have paid the per unit quarterly distribution that we project that we will be able to pay for the twelve months ending September 30, 2014.

•

We have a limited operating history. As a result, you may have difficulty evaluating our ability to pay quarterly cash distributions to our unitholders or our ability to be successful in implementing our business strategy.

•	Our profitability is vulnerable to fluctuations in the prices at which we sell methanol and ammonia and the cost of natural gas, our primary feedstock.

•

Our facility faces operating hazards and interruptions, including unscheduled maintenance or downtime. We could face significant reductions in revenues and increases in expenses to the extent these hazards or interruptions cause a material decline in production and are not fully covered by our existing insurance coverage.

•

Our general partner and its affiliates, including our sponsor, have conflicts of interest with us and limited duties to us and our unitholders, and they may favor their own interests to our detriment and that of our unitholders.

•

There is no existing market for our common units, and we do not know if one will develop to provide you with adequate liquidity. If our unit price fluctuates after this offering, you could lose a significant part of your investment.

•

Our tax treatment depends on our status as a partnership for U.S. federal income tax purposes. If the IRS were to treat us as a corporation for U.S. federal income tax purposes, which would subject us to additional amounts of entity-level taxation, then our cash available for distribution to our unitholders would be substantially reduced.

•	Our unitholders’ share of our income will be taxable to them for U.S. federal income tax purposes even if they do not receive any cash distributions from us.

The Transactions

OCI Partners LP was formed on February 7, 2013 by OCI USA to own, operate and grow our methanol and ammonia business. In connection with this offering, OCI USA, an indirect wholly owned subsidiary of OCI, will contribute all of its ownership interest in OCIB to OCI Partners LP. In this prospectus, we refer to the following transactions that have taken place or will take place in connection with this offering, collectively, as the “Transactions.”

The following transactions have already occurred prior to this offering:

•

On May 21, 2013, OCIB entered into a $360.0 million senior secured term loan credit facility with a group of lenders and Bank of America, N.A., as administrative agent. The term loan facility is comprised of two term loans in the amounts of $125.0 million (the “Term B-1 Loan”) and $235.0 million (the “Term B-2 Loan”), respectively;

•	OCIB used all $125.0 million of proceeds under the Term B-1 Loan to repay outstanding borrowings under its previous third-party credit facility;

•

OCIB used approximately $230.0 million of the proceeds from the Term B-2 Loan to finance a distribution to OCI USA and approximately $2.8 million of the proceeds from the Term B-2 Loan to pay for bank fees, accrued interest and legal fees associated with the term loan facility. The remaining proceeds from the Term B-2 Loan of approximately $2.2 million were recorded to cash; and

•	OCIB transferred an office lease to OCI USA.

Additionally, at or prior to the completion of this offering, the following transactions will occur:

•

OCIB will enter into a new $235.0 million senior secured term loan credit facility (the “Term Loan B”) with a syndicate of institutional lenders and investors, which Bank of America, N.A. will serve as administrative agent, to repay borrowings under the Term B-2 Loan;

•	OCIB will transfer all of its employees to OCI GP LLC;

•	OCIB will distribute to OCI USA all of OCIB’s cash, restricted cash and accounts receivable;

•	OCI USA will contribute the member interests it owns in OCIB to OCI Partners LP in exchange for common units;

•

OCI Partners LP will (i) pay offering expenses, estimated at approximately $             million, excluding the underwriting discount, (ii) pay a structuring fee of approximately $             million to Merrill Lynch, Pierce, Fenner & Smith Incorporated for the evaluation, analysis and structuring of OCI Partners LP in connection with this offering and (iii) make a capital contribution to OCIB of the remaining net proceeds from this offering, estimated to be approximately $             million (based on an assumed initial public offering price of $             per common unit, the midpoint of the price range set forth on the cover page of this prospectus);

•	OCIB will use the capital contribution from OCI Partners LP of the net proceeds from this offering referred to in the immediately preceding bullet as described in “Use of Proceeds;”

•	OCIB will enter into a new $40.0 million, seven-year intercompany revolving credit facility with OCI Fertilizer as the lender;

•

OCI Partners LP’s partnership agreement and the limited liability company agreement of OCI GP LLC will be amended and restated to the extent necessary to reflect the transactions in the contribution agreement; and

•

OCI Partners LP will redeem the limited partner interest issued to OCI USA in connection with OCI Partners LP’s formation and will retire such limited partner interest in exchange for a payment of $1,000 to OCI USA.

The number of common units to be issued to OCI USA includes              common units that will be issued at the expiration of the underwriters’ option to purchase additional common units, assuming that the underwriters do not exercise the option. Any exercise of the underwriters’ option to purchase additional common units would reduce the common units shown as issued to OCI USA by the number to be purchased by the underwriters in connection with such exercise. If and to the extent the underwriters exercise their option to purchase additional common units, the number of common units purchased by the underwriters pursuant to any exercise will be sold to the public, and any remaining common units not purchased by the underwriters pursuant to any exercise of the option will be issued to OCI USA at the expiration of the option period for no additional consideration. We will use any net proceeds from the exercise of the underwriters’ option to purchase additional common units from us for general partnership purposes.

Organizational Structure After the Transactions

After giving effect to the Transactions described above and assuming the underwriters’ option to purchase additional common units from us is not exercised, our common units will be held as follows:

Public common units(1)	%
OCI common units(1)	%

Total	100%

(1)

If the underwriters exercise in full their option to purchase an additional              common units from us, then the public will hold approximately         % of our common units and OCI USA, an indirect wholly owned subsidiary of OCI, will hold approximately         % of our common units.

The following simplified diagram depicts our organizational structure after giving effect to the Transactions described above.

Management of OCI Partners LP

We are managed and operated by the board of directors and executive officers of OCI GP LLC, our general partner. OCI USA, an indirect wholly owned subsidiary of OCI, is the sole member of our general partner and has the right to appoint the entire board of directors of our general partner, including the independent directors appointed in accordance with the listing standards of the New York Stock Exchange (“NYSE”). Unlike shareholders in a publicly traded corporation, our unitholders will not be entitled to elect our general partner or the board of directors of our general partner. For more information about the directors and executive officers of our general partner, please read “Management.”

Principal Executive Offices and Internet Address

Our principal executive offices are located at 5470 N. Twin City Highway, Nederland, Texas 77627, our mailing address is P.O. Box 1647, Nederland, Texas 77627 and our telephone number is (409) 723-1900. Our website is located at www.                        .com. We expect to make our periodic reports and other information filed with or furnished to the SEC available, free of charge, through our website, as soon as reasonably practicable after those reports and other information are electronically filed with or furnished to the SEC. Information on our website or any other website is not incorporated by reference into this prospectus and does not constitute a part of this prospectus.

Summary of Conflicts of Interest and Duties

Under our partnership agreement, our general partner has a duty to manage us in a manner it believes is in the best interests of our partnership. However, because our general partner is an indirect, wholly owned subsidiary of OCI, the officers and directors of our general partner and the officers and directors of OCI have a duty to manage the business of our general partner in a manner that is in the best interests of OCI. As a result of these relationships, conflicts of interest may arise in the future between us and our unitholders, on the one hand, and our general partner and its affiliates, including OCI, on the other hand. For a more detailed description of the conflicts of interest and duties of our general partner, please read “Risk Factors—Risks Inherent in an Investment in Us” and “Conflicts of Interest and Duties.”

Delaware law provides that Delaware limited partnerships may, in their partnership agreements, expand, restrict or eliminate the fiduciary duties owed by the general partner to limited partners and the partnership. Our partnership agreement contains various provisions replacing the fiduciary duties that would otherwise be owed by our general partner with contractual standards governing the duties of the general partner and contractual methods of resolving conflicts of interest. The effect of these provisions is to restrict the remedies available to unitholders for actions that might otherwise constitute breaches of our general partner’s fiduciary duties. Our partnership agreement also provides that affiliates of our general partner, including OCI, are not restricted from competing with us, and neither our general partner nor its affiliates have any obligation to present business opportunities to us. By purchasing a common unit, the purchaser agrees to be bound by the terms of our partnership agreement, and pursuant to the terms of our partnership agreement each holder of common units consents to various actions and potential conflicts of interest contemplated in our partnership agreement that might otherwise be considered a breach of fiduciary or other duties under Delaware law. Please read “Conflicts of Interest and Duties—Duties of the General Partner” for a description of the fiduciary duties imposed on our general partner by Delaware law, the replacement of those duties with contractual standards under our partnership agreement and certain legal rights and remedies available to holders of our common units. For a description of our other relationships with our affiliates, please read “Certain Relationships and Related Party Transactions.”

The Offering

Issuer	OCI Partners LP, a Delaware limited partnership.

Common Units Offered to the Public	common units.

common units if the underwriters exercise their option to purchase additional common units from us in full.

Common Units Outstanding after this Offering	common units. If the underwriters do not exercise their option to purchase additional common units, in whole or in part, we will issue additional common units to OCI USA at the expiration of the option period for no additional consideration. If and to the extent the underwriters exercise their option to purchase additional common units, the number of common units purchased by the underwriters pursuant to such exercise will be sold to the public, and any remaining common units not purchased by the underwriters pursuant to such exercise of the option will be issued to OCI USA at the expiration of the option period for no additional consideration. Accordingly, the exercise of the underwriters’ option will not affect the total number of common units outstanding.

In addition, our general partner will own a non-economic general partner interest in us which will not entitle it to receive distributions.

Use of Proceeds	We estimate that the net proceeds to us from this offering, after deducting the estimated underwriting discount, structuring fees and the estimated offering expenses payable by us, will be approximately $ million (based on an assumed initial public offering price of $ per common unit, the midpoint of the price range set forth on the cover page of this prospectus). We intend to use the net proceeds from this offering as follows:

•	approximately $125.0 million to repay in full and terminate the Term B-1 Loan;

•	approximately $170.5 million to repay in full and terminate all of OCIB’s intercompany debt with OCI Fertilizer;

•	to pay a portion of the costs of our debottlenecking project and other budgeted capital projects incurred after the completion of this offering; and

•	the remainder, if any, for general partnership purposes, including working capital.

If the underwriters exercise their option to purchase up to             additional common units in full, the additional net proceeds would be approximately $            million, assuming an initial public offering price per common unit of $            (the midpoint of the price range set forth on the cover page of this prospectus). We will use the net proceeds from any exercise of the underwriters’ option to purchase additional common units for general partnership purposes.

Affiliates of each of Merrill Lynch, Pierce, Fenner & Smith Incorporated, Barclays Capital Inc. and Citigroup Global Markets Inc. are lenders under the Term B-1 Loan and, accordingly, may receive a portion of the distributions made to OCIB in connection with this offering. Please read “Underwriting—Other Relationships.”

Cash Distributions	Within 45 days after the end of each quarter, beginning with the first full quarter following the closing date of this offering, we expect to make distributions, as determined by the board of directors of our general partner, to unitholders of record on the applicable record date.

Upon the completion of this offering, the board of directors of our general partner will adopt a policy to distribute 100% of the cash available for distribution that we generate each quarter. If we have cash available for distribution, our first distribution will take place following the first full quarter after the completion of this offering and will include cash available for distribution with respect to the period beginning on the closing date of this offering and ending on the last day of the first full quarter ending after the completion of this offering. Cash available for distribution for each quarter will be determined by the board of directors of our general partner following the end of such quarter. We expect that cash available for distribution for each quarter will generally equal the cash we generate during the quarter, less cash needed for maintenance capital expenditures, debt service and other contractual obligations and reserves for future operating or capital needs that the board of directors of our general partner deems necessary or appropriate. We do not intend to maintain excess distribution coverage for the purpose of maintaining stability or growth in our quarterly distribution or otherwise to reserve cash for distributions, nor do we intend to incur debt to pay quarterly distributions. Other than the expansion capital expenditures we intend to fund with the net proceeds from this offering, we expect to finance substantially all of our growth externally with commercial bank or intercompany borrowings or by issuances of debt or equity securities.

Because our policy will be to distribute 100% of the cash available for distribution that we generate each quarter, without reserving cash for future distributions or borrowing to pay distributions during periods of low cash flow from operations, our unitholders will have direct exposure to fluctuations in the amount of cash generated by our business. We expect that the amount of our quarterly distributions, if any, will vary based on our cash flow during such quarter. As a result, our cash distributions, if any, will not be stable and will vary from quarter to quarter as a direct result of, among other things, variations in our operating performance and cash flows caused by fluctuations in the prices of our natural gas supply and the demand for and prices of methanol and ammonia. Such variations in the amount of our quarterly distributions may be significant. Unlike most publicly traded partnerships, we will not have a minimum quarterly distribution or employ structures intended to maintain or increase quarterly cash distributions over time. We may change our distribution policy at any time. Our partnership agreement does not require us to pay cash distributions on a quarterly or other basis.

For each of the year ended December 31, 2012 and the twelve months ended March 31, 2013, on a pro forma basis, we would not have generated sufficient cash available for distribution to have paid the per unit quarterly distribution that we project that we will be able to pay for the twelve months ending September 30, 2014. Please read “Our Cash Distribution Policy and Restrictions on Distributions—Unaudited Pro Forma Cash Available for Distribution.”

Subject to certain assumptions and assuming the board of directors of our general partner declares distributions in accordance with our cash distribution policy, we expect that our cash available for distribution for the twelve months ending September 30, 2014 will be approximately $152.5 million, or $ per common unit, and we expect that our cash available for distribution for the three months ending December 31, 2014 will be approximately $64.0 million, or $ per common unit. Please read “Our Cash Distribution Policy and Restrictions on Distributions—Unaudited Forecasted Cash Available for Distribution.” Unanticipated events may occur that could materially adversely affect the actual results we achieve during the forecast periods. Consequently, our actual results of operations, cash flows, need for reserves and financial condition during the forecast periods may vary from the forecasts, and such variations may be material. Prospective investors are cautioned not to place undue reliance on our forecasts and should make their own independent assessment of our future results of operations, cash flows and financial condition. In addition, the board of directors of our general partner may be required to or elect to eliminate our distributions at any time during periods of reduced prices or demand for our products, among other reasons. Please read “Risk Factors.”

For a calculation of our ability to make distributions to unitholders based on our pro forma results of operations for the year ended December 31, 2012 and the twelve months ended March 31, 2013, please read “Our Cash Distribution Policy and Restrictions on Distributions—Unaudited Pro Forma Cash Available for Distribution.” Our pro forma cash available for distribution generated during the year ended December 31, 2012 and the twelve months ended March 31, 2013 would have been $58.1 million and $114.7 million, respectively. However, the pro forma cash available for distribution information for the year ended December 31, 2012 and the twelve months ended March 31, 2013 that we include in this prospectus do not necessarily reflect the actual cash that would have been available for distribution with respect to those periods.

Incentive Distribution Rights	None.

Subordinated Units	None.

Issuance of Additional Units	Our partnership agreement authorizes us to issue an unlimited number of additional units and rights to buy units for the consideration and on the terms and conditions determined by the board of directors of our general partner without the approval of our unitholders. Please read “The Partnership Agreement—Issuance of Additional Securities” and “Common Units Eligible for Future Sale.”

Limited Voting Rights	Our general partner manages us and our operations. Unlike the holders of common stock in a corporation, you will have only limited voting rights on matters affecting our business. You will have no right to elect our general partner or our general partner’s directors on an annual or other continuing basis. Our general partner may be removed by a vote of the holders of at least 66 2/3% of our outstanding common units, including any common units held by our general partner and its affiliates (including OCI USA), voting together as a single class. Upon the closing of this offering, our general partner and its affiliates will own an aggregate of approximately % of our outstanding common units (or approximately % if the underwriters exercise their option to purchase additional common units in full). Please read “The Partnership Agreement—Voting Rights.”

Limited Call Right	If at any time our general partner and its affiliates own more than 90% of the common units, our general partner will have the right, which it may assign to any of its affiliates or to us, but not the obligation, to acquire all, but not less than all, of the common units held by public unitholders at a price not less than their then-current market price, as calculated pursuant to the terms of our partnership agreement. If our general partner and its affiliates reduce their ownership percentage to below 70% of the outstanding units, then concurrently with such reduction, the ownership threshold to exercise the limited call right will be permanently reduced to 80%. There is no restriction in our partnership agreement that prevents our general partner from causing us to issue additional common units and exercising its limited call right. Please read “The Partnership Agreement—Limited Call Right.”

Estimated Ratio of Taxable Income to Distributions	We estimate that if you own the common units you purchase in this offering from the date of the completion of this offering through the record date for distributions for the period ending December 31, 2015 you will be allocated, on a cumulative basis, an amount of U.S. federal taxable income for that period that will be approximately % of the cash distributed to you with respect to that period. Because of the nature of our business and the expected variability of our quarterly distributions, the ratio of our taxable income to distributions may vary significantly from one year to another. Please read “Material U.S. Federal Income Tax Consequences—Tax Consequences of Common Unit Ownership—Ratio of Taxable Income to Distributions.”

Material U.S. Federal Income Tax Consequences	Subject to the discussion under “Material U.S. Federal Income Tax Consequences—Partnership Status” and the limitations set forth therein, it is the opinion of Latham & Watkins LLP that we will be classified as a partnership for federal income tax purposes. As a result, we generally will incur no federal income tax liability. Instead, each of our unitholders will be required to take into account his share of items of our income, gain, loss and deduction in computing his federal income tax liability, regardless of whether cash distributions are made to him by us. Consequently, a unitholder may be liable for federal income taxes as a result of ownership of our units even if he has not received a cash distribution from us. Cash distributions by us to a unitholder generally will not give rise to income or gain.

For a discussion of material U.S. federal income tax consequences that may be relevant to prospective unitholders, please read “Material U.S. Federal Income Tax Consequences.”

Exchange Listing	We intend to apply to list our common units on the NYSE under the symbol “OCIP.”

Risk Factors	Please read “Risk Factors” for a discussion of factors that you should carefully consider before deciding to invest in our common units.

Depending on market conditions at the time of pricing of this offering and other considerations, we may sell fewer or more common units than the number set forth on the cover page of this prospectus.

Summary Historical and Pro Forma Financial and Operating Data

The summary historical financial information presented below under the caption “Statements of Operations Data” and “Cash Flows Data” for the years ended December 31, 2012 and 2011 and the summary historical financial information presented below under the caption “Balance Sheets Data” as of December 31, 2012 and 2011 have been derived from OCIB’s audited financial statements included elsewhere in this prospectus, which financial statements have been audited by KPMG LLP, an independent registered public accounting firm (“KPMG”).

The summary historical financial information presented below under the caption “Statements of Operations Data” and “Cash Flows Data” for the three months ended March 31, 2013 and 2012 and the summary financial data presented below under the caption “Balance Sheets Data” as of March 31, 2013 have been derived from OCIB’s unaudited financial statements included in this prospectus which, in the opinion of management, include all adjustments, consisting of only normal, recurring adjustments, necessary for the fair presentation of the results for the unaudited interim periods.

The summary unaudited pro forma condensed statements of operations data presented for the year ended December 31, 2012 and the three months ended March 31, 2013 assumes that the Transactions occurred as of January 1, 2012, and the unaudited pro forma condensed balance sheet data as of March 31, 2013 assumes that the Transactions occurred as of March 31, 2013. The summary unaudited pro forma condensed financial information is derived from our unaudited pro forma condensed financial statements included elsewhere in this prospectus. The pro forma condensed financial data is not comparable to our historical financial data. A more complete explanation of the pro forma condensed financial data can be found in our unaudited pro forma condensed financial statements and accompanying notes included elsewhere in this prospectus. Neither the pro forma condensed statements of operations data nor the pro forma condensed balance sheet data include estimates of the incremental costs of operating as a publicly traded limited partnership.

For a detailed discussion of the summary historical financial information and operating data contained in the following table, please read “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” The following table should also be read in conjunction with “Use of Proceeds” and our audited and unaudited historical financial statements and our unaudited pro forma condensed financial statements included elsewhere in this prospectus. Among other things, the historical and unaudited pro forma condensed financial statements include more detailed information regarding the basis of presentation for the information in the following table.

	Historical				Pro Forma
(Dollars and metric tons in thousands)	Three months ended March 31,		Year ended December 31,		Three months ended March 31,	Year ended December 31,
	2013	2012	2012	2011	2013	2012
	(unaudited)				(unaudited)
Statements of Operations Data:
Revenues(1)	$112,161	$26,492	$224,629	$—	$112,161	$224,629
Cost of goods sold (exclusive of depreciation)	45,952	17,294	133,430	—	45,952	133,430
Expenses:
Depreciation expense	5,512	966	11,355	—	5,512	11,355
Selling, general and administrative	8,098	3,479	14,980	236	3,750	15,000

Income (loss) from operations before interest expense, other income and income tax expense	52,599	4,753	64,864	(236)	56,947	64,844
Interest expense	2,259	—	5,718	—	2,688	10,962
Interest expense – related party	4,411	—	6,469	—	50	200
Other income	9	159	202	523	9	202

Income before income tax expense	45,938	4,912	52,879	287	54,218	53,884
Income tax expense	474	47	1,048	—	474	1,048

Net income	$45,464	$4,865	$51,831	$287	$53,744	$52,836

Net income per common unit (basic and diluted)
Common units outstanding (basic and diluted)
Cash Flows Data:
Net cash provided by (used in):
Operating activities	$(15,824)	$(4,842)	$74,657	$(5,252)
Investing activities	(6,481)	(83,752)	(193,965)	(130,214)
Financing activities	—	91,000	159,982	136,500
Balance Sheets Data (at period end):
Cash and cash equivalents	$19,403		$41,708	$1,034	$159,618
Total assets	420,411		405,345	154,682	494,643
Total liabilities	318,829		349,227	150,395	255,009
Member’s equity	101,582		56,118	4,287
Member’s equity / partners’ capital (including offering proceeds)					239,634
Member’s equity / partners’ capital (excluding offering proceeds)(2)					(206,616)
Other Financial Data:
EBITDA(3)	$58,111	$5,719	$76,219	$(236)	$62,459	$76,199
Capital expenditures for property, plant and equipment	6,481	83,752	193,965	130,214
Total debt (excluding accrued interest)	295,482		295,482	132,500	232,650
Key Operating Data:
Production (metric tons)
Methanol	176.5	—	275.0	—
Ammonia	64.5	42.8	213.0	21.0

(1)	Our ammonia production unit commenced production in December 2011, and our methanol production unit commenced production in July 2012. Although we began producing ammonia in December 2011, we did not sell the produced ammonia volumes until January 2012 in order to build inventories.
(2)	Member’s equity / partners’ capital (excluding offering proceeds) gives effect to the Transactions that have taken place or will take place in connection with this offering, except for the issuance and sale of common units in this offering and our expected use of the net proceeds therefrom. Please read “Prospectus Summary—The Transactions” and “Use of Proceeds.” Please also read the unaudited pro forma condensed balance sheet as of March 31, 2013 beginning on page F-3.
(3)	EBITDA is defined as net income plus interest expense and other financing costs, depreciation and income tax expense, net of interest income.

EBITDA is used as a supplemental financial measure by management and by external users of our financial statements, such as investors and commercial banks, to assess:

•	the financial performance of our assets without regard to financing methods, capital structure or historical cost basis; and

•	our operating performance and return on invested capital compared to those of other publicly traded partnerships, without regard to financing methods and capital structure.

EBITDA should not be considered an alternative to net income, operating income, net cash provided by operating activities or any other measure of financial performance or liquidity presented in accordance with GAAP. EBITDA may have material limitations as a performance measure because it excludes items that are necessary elements of our costs and operations. In addition, EBITDA presented by other companies may not be comparable to our presentation because each company may define that term differently.

	Historical				Pro Forma
	Three months ended March 31,		Year ended December 31,		Three months ended March 31,	Year ended December 31,
(dollars in thousands)	2013	2012	2012	2011	2013	2012
	(unaudited)				(unaudited)
Net income	$45,464	$4,865	$51,831	$287	$53,744	$52,836
Add:
Interest expense, net	2,250	(159)	5,516	(523)	2,679	10,760
Interest expense – related party	4,411	—	6,469	—	50	200
Depreciation expense	5,512	966	11,355	—	5,512	11,355
Income tax expense	474	47	1,048	—	474	1,048

EBITDA	$58,111	$5,719	$76,219	$(236)	$62,459	$76,199

RISK FACTORS

You should carefully consider each of the following risks and all of the information set forth in this prospectus before deciding to invest in our common units. If any of the following risks and uncertainties develops into an actual event, our business, financial condition, cash flows or results of operations could be materially adversely affected. In that case, we might not be able to pay distributions on our common units, the trading price of our common units could decline and you could lose all or part of your investment. Although many of our business risks are comparable to those faced by a corporation engaged in a similar business, limited partner interests are inherently different from the capital stock of a corporation and involve additional risks described below.

Risks Related to Our Business

We may not have sufficient cash available for distribution to pay any quarterly distribution on our common units.

We may not have sufficient cash available for distribution each quarter to enable us to pay any distributions to our common unitholders. The amount of cash we will be able to distribute on our common units principally depends on the amount of cash we generate from our operations, which is directly dependent upon the operating margins we generate. Our profit margins are significantly affected by the level of our cost of goods sold (exclusive of depreciation), including the cost of natural gas, our main feedstock, as well as the costs of hydrogen and nitrogen and other costs, the market-driven prices for methanol and ammonia we are able to charge our customers, seasonality, weather conditions, governmental regulation and global and domestic economic conditions and demand for methanol and ammonia, among other factors. In addition, our results of operations and our ability to pay distributions are affected by:

•	the level of capital expenditures we make;

•	our debt service requirements;

•	the amount of any reimbursement of expenses incurred by our general partner and its affiliates on our behalf;

•	fluctuations in our working capital needs;

•	our ability to access capital markets;

•	planned and unplanned maintenance at our facility, which may result in downtime and thus negatively impact our cash flows in the quarter in which such maintenance occurs;

•	fluctuations in interest rates;

•	the level of competition in our market and industry;

•	restrictions on distributions and on our ability to make working capital borrowings; and

•	the amount of cash reserves established by our general partner, including for turnarounds and related expenses.

Our partnership agreement will not require us to pay a minimum quarterly distribution. The amount of distributions that we pay, if any, and the decision to pay any distribution at all will be determined by the board of directors of our general partner. Our quarterly distributions, if any, will be subject to significant fluctuations based on the above factors.

For a description of additional restrictions and factors that may affect our ability to make cash distributions, please read “Our Cash Distribution Policy and Restrictions on Distributions.”

The amount of our quarterly cash distributions, if any, will vary significantly both quarterly and annually and will be directly dependent on the performance of our business. Unlike most publicly traded partnerships, we will not have a minimum quarterly distribution or employ structures intended to maintain or increase quarterly cash distributions over time.

Investors who are looking for an investment that will pay regular and predictable quarterly distributions should not invest in our common units. We expect our business performance will be more volatile, and our cash flows will be less stable, than the business performance and cash flows of most publicly traded partnerships. As a result, our quarterly cash distributions will be volatile and are expected to vary quarterly and annually. Unlike most publicly traded partnerships, we will not have a minimum quarterly distribution or employ structures intended to maintain or increase quarterly cash distributions over time. The amount of our quarterly cash distributions will be directly dependent on the performance of our business, which is subject to volatility. Methanol prices have historically been, and are expected to continue to be, characterized by significant cyclicality. Additionally, ammonia and natural gas prices are volatile, and seasonal and global fluctuations in demand for nitrogen fertilizer products and other ammonia-based products could affect our revenues. Because our quarterly cash distributions will be subject to significant fluctuations directly related to the cash we generate after payment of our fixed and variable expenses and other cash reserves established by our general partner, future quarterly cash distributions paid to our unitholders will vary significantly from quarter to quarter and may be zero. Given the volatile nature of our business, we expect that our unitholders will have direct exposure to fluctuations in the price of methanol and ammonia and the cost of natural gas.

The amount of cash we have available for distribution to unitholders depends primarily on our cash flow and not solely on profitability.

You should be aware that the amount of cash we have available for distribution depends primarily on our cash flow and not solely on our profitability, which may be affected by non-cash items. For example, we may have extraordinary capital expenditures and major maintenance expenses in the future. Please read “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Capital Expenditures.” As a result, we may make cash distributions during periods when we report losses and may not make cash distributions during periods when we report net income.

The board of directors of our general partner may modify or revoke our cash distribution policy at any time at its discretion. Our partnership agreement does not require us to pay any distributions at all.

The board of directors of our general partner will adopt a cash distribution policy pursuant to which we will distribute 100% of the cash available for distribution that we generate each quarter to unitholders of record on a pro rata basis. However, the board of directors may change such policy at any time at its discretion and could elect not to pay distributions for one or more quarters. Please read “Our Cash Distribution Policy and Restrictions on Distributions.”

Our partnership agreement does not require us to pay any distributions at all. Accordingly, investors are cautioned not to place undue reliance on the permanence of such a policy in making a decision to invest in our common units. Any modification or revocation of our cash distribution policy could substantially reduce or eliminate the amounts of distributions to our unitholders. The amount of distributions we make, if any, and the decision to make any distribution at all will be determined by the board of directors of our general partner, whose interests may differ from those of our common unitholders. Our general partner has limited fiduciary and contractual duties, which may permit it to favor its own interests or the interests of OCI to the detriment of our common unitholders.

For each of the year ended December 31, 2012 and the twelve months ended March 31, 2013, on a pro forma basis, we would not have generated sufficient cash available for distribution to have paid the per unit quarterly distribution that we project that we will be able to pay for the twelve months ending September 30, 2014.

We project that we will be able to pay aggregate quarterly distributions of $            per unit for the twelve months ending September 30, 2014. In order to pay these projected distributions, we must generate approximately $152.5 million of cash available for distribution during the twelve months ending September 30, 2014. We have a limited operating history upon which to rely in evaluating whether we will have sufficient cash to allow us to pay quarterly distributions on our common units. We acquired our facility (which had been idled by the previous owners since 2004) in May 2011, commenced an upgrade that was completed in July 2012 and began operating our facility at full capacity in the fourth quarter of 2012. Our newly renovated facility began ammonia production in December 2011 and began methanol production in July 2012 (with no significant methanol production until August 2012), with revenues first generated from ammonia sales in the first quarter of 2012 and from methanol sales in the third quarter of 2012. We did not achieve maximum daily production rates at our current capacity until the fourth quarter of 2012, after an approximate 20-month start-up phase. For a description of the price assumptions upon which we have based our projected per unit quarterly distributions during the twelve months ending September 30, 2014, please read “Our Cash Distribution Policy and Restrictions on Distributions—Assumptions and Considerations.”

The assumptions underlying the forecasts of cash available for distribution that we include in “Our Cash Distribution Policy and Restrictions on Distributions—Unaudited Forecasted Cash Available for Distribution” are inherently uncertain and are subject to significant business, economic, regulatory and competitive risks and uncertainties that could cause actual results to differ materially from those forecasted.

Our forecasts of cash available for distribution set forth in “Our Cash Distribution Policy and Restrictions on Distributions—Unaudited Forecasted Cash Available for Distribution” include our forecast of our results of operations and cash available for distribution for the twelve months ending September 30, 2014 and for the three months ending December 31, 2014. The forecasts have been prepared by our management team. Neither our independent registered public accounting firm nor any other independent accountants have examined, compiled or performed any procedures with respect to the forecasts, nor have any of them expressed any opinion or any other form of assurance on such information or its achievability, and they assume no responsibility for the forecasts. The assumptions underlying the forecasts are inherently uncertain and are subject to significant business, economic, regulatory and competitive risks and uncertainties, including those discussed in this section, that could cause actual results to differ materially from those forecasted. If the forecasted results are not achieved, we would not be able to pay the forecasted distribution amounts, in which event the market price of our common units may decline materially. Our actual results may differ materially from the forecasted results presented in this prospectus. Investors should review the forecast of our results of operations for the twelve months ending September 30, 2014 and for the three months ending December 31, 2014 together with the other information included elsewhere in this prospectus, including “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

We have a limited operating history. As a result, you may have difficulty evaluating our ability to pay quarterly cash distributions to our unitholders or our ability to be successful in implementing our business strategy.

As a newly upgraded facility, the operating performance of our facility over the short-term and long-term is not yet proven. We have already encountered and will continue to encounter risks and difficulties frequently experienced by companies whose performance is dependent upon newly constructed or recently upgraded world-scale processing or manufacturing facilities, such as the risks described in this prospectus. We may not achieve the efficiencies and utilization rates we expect from our newly upgraded facility.

We acquired our facility (which had been idled by the previous owners since 2004) in May 2011, commenced an upgrade that was completed in July 2012 and began operating our facility at full capacity in the fourth quarter of 2012. Our newly renovated facility began ammonia production in December 2011 and began methanol production in July 2012 (with no significant methanol production until August 2012), with revenues first generated from ammonia sales in the first quarter of 2012 and from methanol sales in the third quarter of 2012. We did not achieve maximum daily production rates at our current capacity until the fourth quarter of 2012, after an approximate 20-month start-up phase. During this period, we experienced unplanned downtime. For example, in the third quarter of 2012, our facility experienced approximately four weeks of unplanned downtime as we took our facility offline to resolve certain start-up issues and to complete other capital and maintenance projects.

Because of our limited operating history and performance record, it is difficult for you to evaluate our business and results of operations to date and to assess our future prospects. Further, our historical financial statements present a period of limited operations and therefore do not provide a meaningful basis for you to evaluate our operations or our ability to achieve our business strategy. We may be less successful than a seasoned company in achieving a consistent operating level at our facility capable of generating cash flows from our operations sufficient to regularly pay a quarterly cash distribution or to pay any quarterly cash distribution to our unitholders. We may also be less successful in implementing our business strategy than a seasoned company with a longer operating history. Finally, we may be less equipped to identify and address operating risks and hazards in the conduct of our business than those companies whose major facilities have longer operating histories.

Our management has no experience in managing our business as a U.S. publicly traded partnership.

Our executive management team and internal accounting staff have no experience in managing our business and reporting as a U.S. publicly traded partnership. As a result, we may not be able to anticipate or respond to material changes or other events in our business as effectively as if our executive management team and accounting staff had such experience. Furthermore, growth projects may place significant strain on our management resources, thereby limiting our ability to execute our business strategy.

Our facility faces operating hazards and interruptions, including unscheduled maintenance or downtime. We could face significant reductions in revenues and increases in expenses to the extent these hazards or interruptions cause a material decline in production and are not fully covered by our existing insurance coverage. Insurance companies that currently insure companies in our industry may cease to do so, may change the coverage provided or may substantially increase premiums in the future.

Our operations, located at a single location, are subject to significant operating hazards and interruptions. Any significant curtailing of production at our facility or individual units within our facility could result in materially lower levels of revenues and cash flow and materially increased expenses for the duration of any downtime and materially adversely impact our results of operations, financial condition and ability to make cash distributions. Operations at our facility could be curtailed or partially or completely shut down, temporarily or permanently, as the result of a number of circumstances, most of which are not within our control, such as:

•	unscheduled maintenance or catastrophic events such as a major accident or fire, damage by severe weather, flooding or other natural disaster;

•	labor difficulties that result in a work stoppage or slowdown;

•	environmental proceedings or other litigation that compel the cessation of all or a portion of the operations at our facility;

•	increasingly stringent environmental regulations;

•	a disruption in the supply of natural gas to our plant; and

•	governmental limitations on the use of our products, either generally or specifically those manufactured at our plant.

The magnitude of the effect on us of any downtime will depend on the length of the downtime and the extent our operations are affected by the downtime. We expect to perform maintenance turnarounds approximately every four years, which will typically last from 20 to 40 days and cost approximately $24 million per turnaround. Such turnarounds may have a material impact on our cash flows and ability to make cash distributions in the quarter or quarters in which they occur. We plan to undertake a turnaround as part of our debottlenecking project that is expected to be completed in the second half of 2014, which will result in approximately 30 to 40 days of downtime at our facility. Scheduled and unscheduled maintenance or downtime could have a material adverse effect on our results of operations, financial condition and ability to make cash distributions during the period of time that any of our units is not operating. During downtime, we will be required to fulfill certain of our customer contracts with product purchased from third parties at spot prices and we may incur losses in connection with those sales. In addition, a major accident, fire, flood or other event could damage our facility or the environment and the surrounding community or result in injuries or loss of life.

For example, in the quarter(s) preceding our planned downtime for major turnarounds as described elsewhere in this prospectus, the board of directors of our general partner may elect to reserve amounts to fund (i) the capital costs associated with our major turnarounds, (ii) all or a portion of the revenues projected to be forgone as a result of the loss of production during the downtime associated with a turnaround or (iii) both. Based upon the decision(s) made by the board of directors of our general partner, the cash available for distribution in the quarter(s) preceding such a planned maintenance event in which the reserves are withheld may be adversely impacted. Conversely, additional amounts may be required to be reserved from cash available for distribution generated in a quarter subsequent to such a planned maintenance event should the scope of the actual work performed during such period be materially different than that planned.

If we experience significant property damage, business interruption, environmental claims or other liabilities, our business could be materially adversely affected to the extent the damages or claims exceed the amount of valid and collectible insurance available to us. We are currently insured under casualty, environmental, property and business interruption insurance policies. These policies contain exclusions and conditions that could have a materially adverse impact on our ability to receive indemnification thereunder, as well as customary sub-limits for particular types of losses. Please read “Business—Insurance.”

We are not fully insured against all risks related to our business and, if an accident or event occurs that is not fully insured, it could materially adversely affect our business.

A major accident, fire, flood or other event could damage our facility or the environment and the surrounding community or result in injuries or loss of life. If we experience significant property damage, business interruption, environmental claims or other liabilities, our business could be materially adversely affected to the extent the damages or claims exceed the amount of valid and collectible insurance available to us. We are currently insured under casualty, environmental, property and business interruption insurance policies. The following conversions from Euros to U.S. dollars with respect to our insurance policies are based on a conversion rate of €1.00 to $1.3067 as of July 12, 2013, as reported by Bloomberg. The property and business interruption insurance policies have a €400.0 million (or approximately $522.7 million) limit, with a €0.5 million (or approximately $0.7 million) deductible for physical damage (€1.0 million (or approximately $1.3 million) for property damage from a major machinery breakdown), a €2.3 million (or approximately $3.0 million) deductible for business interruption and a 30-day waiting period before losses resulting from business interruptions are recoverable. The policies also contain exclusions and conditions that could have a materially adverse impact on our ability to receive indemnification thereunder, as well as customary sub-limits for particular types of losses. For example, the current property policy contains a specific sub-limit of €100.0 million (or approximately $130.7 million) for damage caused by flooding and €100.0 million (or approximately $130.7 million) for damage caused by named windstorm. We are fully exposed to all losses in excess of the applicable limits and sub-limits and for losses due to business interruptions caused by machinery breakdown of fewer than 30 days, and there is a limit of €4.0 million (or approximately $5.2 million) for losses due to such business interruption incurred after the expiration of the 30-day waiting period. With regard to environmental claims due to accidental pollution, we currently have a policy limit of €100.0 million (or approximately $130.7 million) under the general liability insurance policy in place, and this policy has a deductible of €125,000 (or $163,338). The occurrence of any operating risk not covered by our insurance could have a material adverse effect on our business, financial condition, results of operations and ability to pay distributions to our unitholders. Market factors, including but not limited to catastrophic perils that impact our industry, significant changes in the investment returns of insurance companies, insurance company solvency trends and industry loss ratios and loss trends, can negatively impact the future cost and availability of insurance. There can be no assurance that we will be able to buy and maintain insurance in the future with adequate limits, reasonable pricing terms and conditions.

The substantial majority of our contracts do not provide for a minimum commitment from our customers. The prices we receive for our products are determined by reference to pricing indices and thus could be subject to significant variations.

The substantial majority of our contracts do not provide for a minimum commitment from our customers. Although our contracts set pricing terms, they generally do not obligate the counterparty to purchase a specified minimum volume of methanol or ammonia from us. As such, many of our customers could source their methanol or ammonia supply elsewhere and cease buying our products at any time and for any reason, and we will have no recourse in the event such customer decides not to purchase our products. If customers representing a significant amount of our revenues elect not to purchase the methanol and ammonia we produce, it could materially adversely affect our results of operations, financial condition and ability to make cash distributions.

Methanol and ammonia are global commodities, with little or no product differentiation, and customers make their purchasing decisions principally on the basis of delivered price and availability of the product. As a result, the prevailing market sales prices for methanol and ammonia are subject to volatile, cyclical and seasonal changes in respect to relatively small changes in demand. Since the substantial majority of our contracts do not provide for a minimum commitment from our customers and the prices at which we sell our products are determined by reference to specific pricing indices that change in response to changes in prevailing market conditions, the revenue we receive for the sales of our products will be subject to significant variations from period to period in response to changes in prevailing market prices for methanol and ammonia, which variations will result in changes in our cash available for distribution and distributions per common unit.

The methanol industry is subject to commodity price volatility and supply and demand uncertainty, which could potentially affect our operating and financial results, and expose our unitholders to substantial volatility in our quarterly cash distributions and material reductions in the trading price of our common units.

The methanol industry has historically been characterized by cycles of oversupply caused by either excess supply or reduced demand, resulting in lower prices and idling of capacity, followed by periods of shortage and rising prices as demand exceeds supply until increased prices lead to new plant investment or the restart of idled capacity. The methanol industry has historically operated significantly below stated capacity on a consistent basis, even in periods of high methanol prices, due primarily to shutdowns for planned and unplanned repairs and maintenance, temporary closures of marginal production facilities, as well as shortages of feedstock and other production inputs.

The methanol business is a highly competitive commodity industry, and prices are affected by supply and demand fundamentals and global energy prices. Methanol prices have historically been, and are expected to continue to be, characterized by significant cyclicality. New methanol plants are expected to be built in the United States, and this will increase overall production capacity. For example, Methanex, LyondellBasell Industries N.V. (“LyondellBasell”) and Celanese Corporation (“Celanese”) have each announced plans to relocate, restart or construct methanol plants in the U.S. Gulf Coast region over the next few years, which will increase overall U.S. production capacity and the availability of methanol supply to our customers from competing sources. Please read “Business—Competition.” Additional methanol supply can also become available in the future by restarting idle methanol plants, carrying out major expansions of existing plants or debottlenecking existing plants to increase their production capacity. Historically, higher-cost plants have been shut down or idled when methanol prices are low, but there can be no assurance that this practice will occur in the future or that such plants will remain idle. Relatively low prices for natural gas have led to reduced idling at the current time. In addition, Jim Jordan projects that by 2017 increased methanol production capacity in the United States could exceed domestic demand. This increased supply could lead to downward pressure on methanol prices.

Demand for methanol largely depends upon levels of global industrial production, changes in general economic conditions and energy prices. We are not able to predict future methanol supply and demand balances, market conditions, global economic activity, methanol prices or energy prices, all of which are affected by numerous factors beyond our control. Since methanol constitutes a significant portion of the products we produce and market, a decline in the price of methanol would have an adverse impact on our financial condition, cash flows and results of operations, which could result in significant volatility or material reductions in the price of our common units or an inability to make quarterly cash distributions on our common units.

The ammonia business is, and ammonia prices are, cyclical and highly volatile and have experienced substantial downturns. Cycles in demand and seasonal fluctuations in pricing could potentially affect our operating and financial results, and expose our unitholders to substantial volatility in our quarterly cash distributions and material reductions in the trading price of our common units.

Ammonia is a commodity, and demand for and prices of ammonia can be highly volatile. In particular, our ammonia business is exposed to fluctuations in the demand for nitrogen fertilizer from the agricultural industry. These fluctuations historically have had and could in the future have significant effects on prices across all ammonia-based products and, in turn, our financial condition, cash flows and results of operations, which could result in significant volatility or material reductions in the price of our common units or an inability to make quarterly cash distributions on our common units.

The ammonia industry is generally seasonal. Farmers tend to apply nitrogen fertilizer during two short application periods, one in the spring and the other in the fall. The strongest demand for nitrogen fertilizers typically occurs during the planting season. In contrast, we and other ammonia producers generally produce our products throughout the year. As a result, ammonia producers generally build inventories during the low demand periods of the year in order to ensure timely product availability during the peak sales seasons. The seasonality of nitrogen fertilizer demand results in ammonia producers’ sales volumes being highest during the North American spring season and their working capital requirements typically being highest just prior to the start of the spring season. The degree of seasonality of the ammonia industry can change significantly from year to year due to conditions in the agricultural industry and other factors. As a consequence of this seasonality, we expect that our distributions will be volatile and will vary quarterly and annually.

If seasonal demand exceeds the projections on which we base our production, we will not have enough product and our customers may acquire ammonia from our competitors, which will negatively impact our profitability. If seasonal demand is less than we expect, we will be left with excess inventory and higher working capital and liquidity requirements associated with the liquidation or storage of such inventory. Additionally, because our inventory storage capacity is not significant, during periods of peak demand we may be required to acquire ammonia at spot prices in order to fulfill our supply obligations to customers. The prices at which we purchase ammonia for sale to our customers may negatively impact our profitability.

The pricing and demand for nitrogen fertilizer products is also dependent on demand for crop nutrients by the global agricultural industry. The agricultural products business can be affected by a number of factors. The most important of these factors, for U.S. markets, are:

•	weather patterns and field conditions (particularly during periods of traditionally high nitrogen fertilizer consumption);

•	quantities of nitrogen fertilizers imported to and exported from North America;

•	current and projected grain inventories and prices, which are heavily influenced by U.S. exports and world-wide grain markets; and

•

U.S. governmental policies, including farm and biofuel policies, which may directly or indirectly influence the number of acres planted, the level of grain inventories, the mix of crops planted or crop prices.

International market conditions may also significantly influence our operating results. The international market for nitrogen fertilizers is influenced by such factors as the relative value of the U.S. dollar and its impact upon the cost of importing nitrogen fertilizers, foreign agricultural policies, the existence of, or changes in, import or foreign currency exchange barriers in certain foreign markets, changes in the hard currency demands of certain countries and other regulatory policies of foreign governments, as well as the laws and policies of the United States affecting foreign trade and investment.

Since ammonia constitutes a significant portion of the products we produce and market, a decline in the price of or demand for nitrogen fertilizers would have a material adverse effect on our business, cash flow and ability to make distributions.

Methanol and ammonia are global commodities, and we face intense competition from other producers.

Our business is subject to intense price competition from both U.S. and foreign sources, including competitors operating in Trinidad with respect to methanol and in the Persian Gulf, the Asia-Pacific region, the Caribbean, Russia and the Ukraine with respect to ammonia. Both methanol and ammonia are global commodities, with little or no product differentiation, and customers make their purchasing decisions principally on the basis of delivered price and availability of the product. We compete with a number of domestic and foreign producers, including state-owned and government-subsidized entities. Most significantly, producers in Trinidad have historically been the largest suppliers of methanol to the United States. These companies have significant experience and expertise in production, transportation, marketing and sales of methanol in the United States. Some competitors have greater total resources and are less dependent on earnings from methanol or ammonia sales, which makes them less vulnerable to industry downturns and better positioned to pursue new expansion and development opportunities. In addition, Methanex, LyondellBasell and Celanese have each announced plans to relocate, restart or construct methanol plants in the U.S. Gulf Coast region over the next few years, which would compete directly with our facility. If we are unable to provide customers with a reliable supply of methanol or ammonia at competitive prices, we may lose market share to our competitors, which could have an adverse impact on our results of operations, financial condition and ability to make cash distributions.

Our profitability is vulnerable to fluctuations in the cost of natural gas, our primary feedstock.

Our profitability is significantly dependent on the cost of our natural gas feedstock, and a significant increase in the price of natural gas would adversely affect our ability to operate our facility on a profitable basis. In recent history, the price of natural gas has been very volatile, with prices at the NYMEX pricing point, Henry Hub, spiking to near-record high prices in 2008 and dropping to near-record low prices in 2012. This was due to various supply and demand factors, including the increasing overall demand for natural gas from industrial users, which is affected, in part, by the general conditions of the U.S. and global economies, and other factors. We currently procure our natural gas through two main suppliers, Kinder Morgan and DCP Midstream, through supply agreements that are based on spot pricing, making us susceptible to fluctuations in the price of natural gas. A hypothetical increase or decrease of $1.00 per MMBtu of natural gas would increase or decrease our annual cost of goods sold (exclusive of depreciation) by approximately $32.6 million. A material increase in natural gas prices could materially and adversely affect our results of operations, financial condition and ability to make cash distributions.

Our facility operates under a number of federal and state permits, licenses and approvals, and failure to comply with or obtain necessary permits, licenses and approvals may result in unanticipated costs or liabilities, which could reduce our profitability.

Our facility operates under a number of federal and state permits, licenses and approvals with terms and conditions containing a significant number of prescriptive limits and performance standards in order to operate. Our facility is also required to comply with prescriptive limits and meet performance standards specific to chemical facilities as well as to general manufacturing facilities. All of these permits, licenses, approvals and standards require a significant amount of monitoring, record keeping and reporting in order to demonstrate compliance with the underlying permit, license, approval or standard. Incomplete documentation of compliance status may result in the imposition of fines, penalties and injunctive relief. Additionally, due to the nature of our manufacturing processes, there may be times when we are unable to meet the standards and terms and conditions of these permits and licenses due to operational upsets or malfunctions, which may lead to violations or enforcement from regulatory agencies that could potentially result in operating restrictions. This would have a direct material adverse effect on our ability to operate our facilities and accordingly our results of operations, financial condition and ability to make cash distributions.

We hold numerous environmental and other governmental permits and approvals authorizing operations at our plant. We are currently operating our facility under a Title V permit issued by the Texas Commission on Environmental Quality (the “TCEQ”) that limits certain operations to three years from the date of startup. We have applied for an amendment to our existing permit, including an application to EPA for review of greenhouse gas (“GHG”) emissions under best available control technology (“BACT”). A denial of or delay in issuing, renewing or amending a material permit could have an adverse impact on our results of operations, financial condition and ability to make cash distributions because of an inability to operate our facilities in accordance with our business plan.

We plan to undertake a debottlenecking project in the second half of 2014 that we expect will increase output from our methanol and ammonia production units. Our debottlenecking project and any other expansion of our operations is also predicated upon securing the necessary environmental or other permits or approvals, including necessary amendments to current permits to account for increased output. We have applied for a greenhouse gas permit from the U.S. Environmental Protection Agency (the “EPA”) in connection with our debottlenecking project in 2014. In some cases, such permits must be issued prior to the commencement of the project. We have begun pre-construction and other activities associated with our debottlenecking project that do not require a permit. A decision by a government agency to deny or delay issuing a new or renewed material permit or approval, or to revoke or substantially modify an existing permit or approval, could have a material adverse effect on our ability to continue operations or our ability to commence and complete our debottlenecking or other expansion projects.

Our expansion of existing assets and construction of new assets may not result in revenue increases and will be subject to regulatory, environmental, political, legal and economic risks, which could adversely affect our results of operations, financial condition and ability to make cash distributions.

In order to optimize our existing asset base, we intend to evaluate and capitalize on organic opportunities for expansion projects in order to increase revenue. The expansion of production capacity (such as our debottlenecking project), or the construction of new assets, involves numerous regulatory, environmental, political and legal uncertainties, most of which are beyond our control. These risks include:

•	changes to plans and specifications;

•	engineering problems, including defective plans and specifications;

•	shortages of, and price increases in, energy, raw materials and skilled and unskilled labor;

•	inflation in key supply markets;

•	changes in laws and regulations, or in the interpretations and enforcement of laws and regulations, applicable to constructions projects;

•	poor workmanship, labor disputes or work stoppages;

•	failure by subcontractors to comply with applicable laws and regulations;

•	injuries sustained by workers or patrons on the job site;

•	disputes with and defaults by contractors and subcontractors;

•	claims asserted against us for construction defects, personal injury or property damage;

•	environmental issues;

•	health and safety incidents and site accidents;

•	weather interferences or delays;

•	fires and other natural disasters; and

•	other unanticipated circumstances or cost increases.

If we undertake any expansion projects, they may not be completed on schedule or at all or at the budgeted cost. We plan to use a portion of the net proceeds from this offering to fund a portion of the costs of our debottlenecking project (including costs associated with a maintenance turnaround and various environmental upgrades) and other budgeted capital projects incurred after the completion of this offering. If the actual cost to complete the debottlenecking project and other budgeted capital projects is greater than the budgeted cost, we would be required to use our cash flow from operations or seek additional sources of financing to complete those projects. We may not have sufficient cash flow from operations, or additional sources of financing may not be available on commercially reasonable terms or at all. Using cash flow from operations or incurring debt to fund our expansion projects (and paying the interest related to such incremental debt) could adversely impact our ability to make cash distributions. If our expansion projects take longer than their contemplated schedules, then our facility could experience prolonged downtime, which could adversely affect our results of operations, financial condition and ability to make cash distributions.

Future demand for methanol for MTBE production may be adversely affected by regulatory developments.

Changes in environmental, health and safety laws, regulations or requirements could impact methanol demand for the production of methyl tertiary butyl ether (“MTBE”). In 2012, methanol demand for the production of MTBE, a source of octane and an oxygenate for gasoline, represented approximately 13% of global methanol demand. Several years ago, environmental concerns and legislative action related to gasoline leaking into water supplies from underground gasoline storage tanks in the United States resulted in the phase-out of MTBE as a gasoline additive in the United States. However, approximately 0.7 million metric tons of methanol was used in the United States in 2012 to produce MTBE for export markets, where demand for MTBE has continued at strong levels. Demand for methanol for use in MTBE production in the United States could decline materially if export demand is impacted by governmental legislation or policy changes. The EPA is currently reviewing the human health effects of MTBE, including its potential carcinogenicity. The European Union issued a final risk assessment report on MTBE in 2002 that permitted the continued use of MTBE, although several risk reduction measures relating to the storage and handling of fuels were recommended. Governmental efforts in recent years in some countries, primarily in the European Union and Latin America, to promote biofuels and alternative fuels through legislation or tax policy are also putting competitive pressures on the use of MTBE in gasoline in these countries. Declines in demand for methanol for use in MTBE production could have an adverse impact on our results of operations, financial condition and ability to make cash distributions.

Future demand for methanol may be adversely affected by regulatory developments.

Some of our customers use methanol that we supply to manufacture formaldehyde, among other chemicals. Formaldehyde currently represents the largest single demand use for methanol in the United States. Formaldehyde, a component of resins used as wood adhesives and as a raw material for engineered plastics and a variety of other products, including elastomers, paints, building products, foams, polyurethane and automotive products, has been classified by the EPA as a likely carcinogen. Changes in environmental, health and safety laws, regulations or requirements relating to formaldehyde could impact methanol demand, which could indirectly have a material adverse effect on our business. In 2011, the National Toxicological Program of the U.S. Department of Health and Human Services (the “NTP”) issued its 12th Report on Carcinogens (“RoC”) which lists formaldehyde as “known to be a human carcinogen.” In December 2011, Congress directed NTP to refer its report on formaldehyde to the National Academy of Sciences (“NAS”) for further review, but the current RoC could have an adverse effect on our customers regardless of the outcome from the NAS review. In addition, the EPA is considering regulatory options for setting limits on formaldehyde emissions from composite wood products that use formaldehyde based adhesives. In 2010, the U.S. Formaldehyde Standards for Composite Wood Products Act became effective required the EPA to promulgate regulations implementing the Act by January 1, 2013. On June 10, 2013, the EPA published a proposed rule that would implement the formaldehyde standards for composite wood and other products as required by the Formaldehyde Standards for Composite Wood Products Act. As proposed, the rule would establish a system where accredited third party certifiers review and certify that composite wood products meet the applicable standards. It is possible that, if adopted as proposed, this rule may affect demand for methanol for formaldehyde production. It is also possible that additional regulatory requirements could be proposed or adopted that would affect our formaldehyde-producing customers. In addition, the EPA is evaluating non-cancer risks associated with exposure to methanol. As a result of these present and possible future regulatory initiatives, we cannot assure you that the demand for our methanol for use in formaldehyde production, and our results of operations, will not be materially and adversely affected. Please read “Business—Environmental Matters” for further information.

Any limitations on the use of nitrogen fertilizer for agricultural purposes could have a material adverse effect on the market for ammonia and on our results of operations, financial condition and ability to make cash distributions.

Conditions in the U.S. agricultural industry may significantly impact our operating results. State and federal governmental regulations and policies, including farm and biofuel subsidies and commodity support programs, as well as the prices of fertilizer products, may also directly or indirectly influence the number of acres planted, the mix of crops planted and the use of ammonia for particular agricultural applications. Developments in crop technology, such as nitrogen fixation, which is the conversion of atmospheric nitrogen into compounds that plants can assimilate, could also reduce the use of chemical fertilizers and adversely affect the demand for nitrogen fertilizer and thus affect general demand for and pricing of ammonia. Unfavorable industry conditions and new technological developments could have a material adverse effect on our results of operations, financial condition and ability to make cash distributions.

In addition, future federal or state environmental laws and regulations, or new interpretations of existing laws or regulations, could limit our ability to market and sell our products to end users. From time to time, various state legislatures have considered limitations on the use and application of chemical fertilizers due to concerns about the impact of these products on the environment. In addition, a number of states have adopted or proposed numeric nutrient water quality criteria that could result in decreased demand for fertilizer products in those states. For instance, in Florida, the EPA and the Florida Department of Environmental Protection (“FDEP”) have issued rules regarding excess nitrogen and phosphorus in waterbodies, as these nutrients have been linked to algae blooms. In response to a consent decree, the EPA has finalized a rule for inland waters in Florida that FDEP had not included in its rulemaking, but the EPA has proposed to stay the effectiveness of this rule until November 15, 2013. The EPA’s rule may require farmers to implement best management practices, including the reduction of fertilizer use, to reduce the impact of fertilizer on water quality. Any such laws, regulations or interpretations could have a material adverse effect on our results of operations, financial condition and ability to make cash distributions.

A major factor underlying the current high level of demand for nitrogen-based fertilizer products is the expanding production of ethanol. A decrease in ethanol production, an increase in ethanol imports or a shift away from corn as a principal raw material used to produce ethanol could have a material adverse effect on our results of operations, financial condition and ability to make cash distributions.

A major factor underlying the current high level of demand for nitrogen-based fertilizer products is the expanding production of ethanol in the United States and the expanded use of corn in ethanol production. Ethanol production in the United States is highly dependent upon numerous federal and state laws and regulations, and is made significantly more competitive by various federal and state incentives, mandated production of ethanol pursuant to federal renewable fuel standards, and permitted increases in ethanol percentages in gasoline blends, such as E15, a gasoline blend containing 15% ethanol. However, a number of factors, including a continuing “food versus fuel” debate and studies showing that expanded ethanol production may increase the level of greenhouse gases in the environment, have resulted in calls to reduce subsidies for ethanol, allow increased ethanol imports and adopt temporary waivers of the current renewable fuel standard levels, any of which could have an adverse effect on corn-based ethanol production, planted corn acreage and fertilizer demand. Therefore, ethanol incentive programs may not be renewed, or if renewed, they may be renewed on terms significantly less favorable to ethanol producers than current incentive programs. For example, on December 31, 2011, Congress allowed both the 45 cents per gallon ethanol tax credit and the 54 cents per gallon ethanol import tariff to expire. Similarly, the EPA’s waivers partially approving the use of E15 could be revised, rescinded or delayed. These actions could have a material adverse effect on ethanol production in the U.S., which could reduce the demand for ammonia for use as a nitrogen fertilizer. If such reduced demand for nitrogen fertilizer in the United States were significant and prolonged, it could adversely affect the prices we receive on sales of our ammonia products to industrial customers, which could have a material adverse effect on our results of operations, financial condition and ability to make cash distributions.

Furthermore, most ethanol is currently produced from corn and other raw grains, such as milo or sorghum, especially in the Midwest. The current trend in ethanol production research is to develop an efficient method of producing ethanol from cellulose-based biomass, such as agricultural waste, forest residue, municipal solid waste and energy crops (plants grown for use to make biofuels or directly exploited for their energy content). If an efficient method of producing ethanol from cellulose-based biomass is developed, the demand for corn may decrease significantly, which could reduce demand for nitrogen fertilizer products and have a material adverse effect on the prices we receive on sales of our ammonia products and our results of operations, financial condition and ability to make cash distributions.

Evolving environmental laws and regulations on hydraulic fracturing could have an indirect effect on our financial performance.

Hydraulic fracturing is an important and increasingly common practice that is used to stimulate production of crude oil and/or natural gas from dense subsurface rock formations, and is primarily presently regulated by state agencies. However, Congress has in the past and may in the future consider legislation to regulate hydraulic fracturing by federal agencies. Many states have already adopted laws and/or regulations that require disclosure of the chemicals used in hydraulic fracturing, and are considering legal requirements that could impose more stringent permitting, disclosure and well construction requirements on oil and/or natural gas drilling activities. The EPA is also moving forward with various related regulatory actions, including approving, on April 17, 2012, new regulations requiring, among other matters, “green completions” of hydraulically-fractured wells by 2015. We do not believe these new regulations will have a direct effect on our operations, but because oil and/or natural gas production using hydraulic fracturing is growing rapidly in the United States, if new or more stringent federal, state or local legal restrictions relating to such drilling activities or to the hydraulic fracturing process are adopted, this could result in a reduction in the supply of natural gas and an increase in the price of natural gas. An increase in the price of natural gas could adversely affect our gross margins. In addition, a significant and sustained increase in domestic natural gas prices could make it more attractive for international producers of methanol and ammonia to import their products into the United States, which competition could adversely affect our results of operations, financial condition and our ability to make cash distributions.

Our operations are dependent on third parties and their pipelines to provide us with our natural gas, hydrogen and nitrogen feedstocks. A deterioration in the financial condition of a third-party supplier, the inability of a third-party supplier to perform in accordance with its contractual obligations or the unavailability of a supplier’s pipeline could have a material adverse effect on our results of operations, financial condition and our ability to make cash distributions.

Our operations depend in large part on the performance of third-party suppliers, including Kinder Morgan, DCP Midstream, Florida Gas Transmission, Houston Pipeline Company, Air Products LLC (“Air Products”) and Air Liquide Large Industries U.S. LP (“Air Liquide”) for the supply of natural gas, hydrogen and nitrogen. Our ability to obtain natural gas and other inputs necessary for the production of methanol and ammonia is dependent upon the availability of these third parties’ pipeline systems interconnected to our facility. Because we do not own these pipelines, their continuing operation is not within our control. These pipelines may become unavailable for a number of reasons, including testing, maintenance, capacity constraints, accidents, government regulation, weather-related events or other third party actions. If third-party pipelines become partially or completely unavailable, our ability to operate could be restricted and the transportation costs of our feedstock supply could increase, thereby reducing our profitability. In addition, should any of our third-party suppliers fail to perform in accordance with existing contractual arrangements, our operations could be forced to halt. Alternative sources of supply could be difficult to obtain. Any downtime associated with our operations, even for a limited period, could have a material adverse effect on our results of operations, financial condition and ability to make cash distributions.

Delays, interruptions or other limitations in the transportation of the products we produce could affect our operations.

Transportation logistics play an important role in allowing us to supply products to our customers. Any significant delays, interruptions or other limitations on the ability to transport our products could negatively affect our operations. Currently, all of our ammonia and approximately 55% of our methanol is transported by barge along the Gulf Coast. A significant portion of our methanol production is transported directly to certain of our customers through their pipelines. We may experience risks associated with distribution of our products by barge or pipelines. Delays and interruptions may be caused by weather-related events, including hurricanes, that would prevent the operation of barges for transport of our methanol and ammonia. Transport by pipeline may be interrupted because of accidents, earthquakes, hurricanes, governmental regulation, terrorism or other third party actions. Prolonged interruptions in the transport of our products by barge or pipeline could have a material adverse effect on our results of operations, financial condition and ability to make cash distributions.

Our customers purchase our ammonia and, in certain circumstances, our methanol on an FOB delivered basis at our facility and then arrange and pay to transport them to their final destinations by barge according to customary practice in our market. Methanol is also distributed to certain of our customers through pipelines connected directly to their facilities. However, in the future, our customers’ transportation needs and preferences may change and our customers may no longer be willing or able to transport purchased product from our facility or accept our product through their pipelines. In the event that our competitors are able to transport their products more efficiently or cost effectively than we do or work with our customers to develop direct pipelines to those customers, those customers may reduce or cease purchases of our products. If this were to occur, we could be forced to make a substantial investment in transportation capabilities to meet our customers’ delivery needs, and this would be expensive and time consuming. We may not be able to obtain transportation capabilities on a timely basis or at all, and our inability to provide transportation for products could have a material adverse effect on our results of operations, financial condition and ability to make cash distributions.

We currently derive substantially all of our revenues from a limited number of customers, and the loss of any of these customers without replacement on comparable terms would affect our results of operations, financial condition and ability to make cash distributions.

We derive, and believe that we will continue to derive, substantially all of our revenues from a limited number of customers. For the three months ended March 31, 2013, Methanex, Koch, Rentech and Transammonia accounted for approximately 35.5%, 21.3%, 17.9% and 15.1%, respectively, of our total revenues. For the year ended December 31, 2012, Transammonia, Koch, Methanex and Arkema accounted for approximately 50.6%, 12.0%, 11.2% and 9.8%, respectively, of our total revenues. Our customers, at any time, may decide to purchase fewer metric tons of methanol or ammonia from us. If our customers decide to purchase fewer metric tons of methanol or ammonia or at lower prices, and we are unable to find replacement counterparties on terms as favorable as our current arrangements, our results of operations, financial condition and ability to make cash distributions may be materially adversely affected.

We compete with certain of our customers which may result in conflicts of interest between us and those customers.

We compete with certain of our customers, including Methanex, Koch, Transammonia and Rentech. As competitors, our customers may take actions that would not be in our best interest. These customers may determine that it is strategically advantageous for them to reduce purchases of our product. In addition, they may sell our product to our other customers in an effort to reduce our market share. Any of these actions by our customers could have an adverse effect on our results of operations, financial condition and ability to make cash distributions.

All of our operations are located at a single facility in Texas, which makes us vulnerable to risks associated with operating in one geographic area.

The geographic concentration of our production facility in the Texas Gulf Coast means that we may be disproportionately exposed to disruptions in our operations if the region experiences severe weather, transportation capacity constraints, constraints on the availability of required equipment, facilities, personnel or services, significant governmental regulation or natural disasters. Although we maintain insurance coverage to cover a portion of these types of risks, there are potential risks associated with our operations not covered by insurance. There also may be certain risks covered by insurance where the policy does not reimburse us for all of the costs related to a loss. Downtime or other delays or interruptions to our operations from any of such factors could have a material adverse effect on our results of operations, financial condition and ability to make cash distributions.

Anhydrous ammonia is extremely hazardous. Any liability for accidents involving anhydrous ammonia that cause severe damage to property or injury to the environment and human health could have a material adverse effect on our results of operations, financial condition and ability to make cash distributions. In addition, the costs of transporting anhydrous ammonia could increase significantly in the future.

We manufacture, process, store, handle, distribute and transport anhydrous ammonia, which is extremely hazardous. Major accidents or releases involving anhydrous ammonia could cause severe damage or injury to property, the environment and human health, as well as a possible disruption of supplies and markets. Such an event could result in civil lawsuits, fines, penalties and regulatory enforcement proceedings, all of which could lead to significant liabilities. Any damage to persons, equipment or property or other disruption of our ability to produce or distribute our products could result in a significant decrease in operating revenues and significant additional cost to replace or repair and insure our assets, which could have a material adverse effect on our results of operations, financial condition and ability to make cash distributions.

In addition, we may incur significant losses or costs relating to the operation of barges used for the purpose of transporting our anhydrous ammonia. Due to the dangerous and potentially toxic nature of the cargo, a barge accident may result in fires, explosions and pollution. These circumstances may result in sudden, severe damage or injury to property, the environment and human health. In the event of pollution, we may be held responsible even if we are not at fault and complied with the laws and regulations in effect at the time of the accident. Litigation arising from accidents involving anhydrous ammonia may result in our being named as a defendant in lawsuits asserting claims for large amounts of damages, which could have a material adverse effect on our results of operations, financial condition and ability to make cash distributions.

Environmental laws and regulations could require us to make substantial capital expenditures to remain in compliance or to remediate current or future contamination that could give rise to material liabilities.

Our operations are subject to a variety of federal, state and local environmental laws and regulations relating to the protection of the environment, including those governing the emission or discharge of pollutants into the environment, product specifications and the generation, treatment, storage, transportation, disposal and remediation of solid and hazardous waste and materials. Violations of these laws and regulations or permit conditions can result in substantial penalties, injunctive orders compelling installation of additional controls, civil and criminal sanctions, permit revocations or facility shutdowns.

In addition, new environmental laws and regulations, new interpretations of existing laws and regulations, increased governmental enforcement of laws and regulations or other developments could require us to make additional unforeseen expenditures. Many of these laws and regulations are becoming increasingly stringent, and the cost of compliance with these requirements can be expected to increase over time. The requirements to be met, as well as the technology and length of time available to meet those requirements, continue to develop and change. These expenditures or costs for environmental compliance could have a material adverse effect on our results of operations, financial condition and ability to make cash distributions.

Our business is subject to accidental spills, discharges or other releases of hazardous substances into the environment. Past or future spills related to our facility or transportation of products or hazardous substances from our facility may give rise to liability (including strict liability, or liability without fault, and potential cleanup responsibility) to governmental entities or private parties under federal, state or local environmental laws, as well as under common law. For example, we could be held strictly liable under the Comprehensive Environmental Response, Compensation and Liability Act (“CERCLA”) for past or future spills without regard to fault or whether our actions were in compliance with the law at the time of the spills. Pursuant to CERCLA and similar state statutes, we could be held liable for contamination associated with the facility we currently own and operate, facilities we formerly owned or operated (if any) and facilities to which we transported or arranged for the transportation of wastes or by-products containing hazardous substances for treatment, storage or disposal. The potential penalties and cleanup costs for past or future releases or spills, liability to third parties for damage to their property or exposure to hazardous substances, or the need to address newly discovered information or conditions that may require response actions could be significant and could have a material adverse effect on our results of operations, financial condition and ability to make cash distributions.

In addition, we may incur liability for alleged personal injury or property damage due to exposure to chemicals or other hazardous substances located at or released from our facility. We may also face liability for personal injury, property damage, natural resource damage or for cleanup costs for the alleged migration of contamination or other hazardous substances from our facility to adjacent and other nearby properties.

We may incur future costs relating to the off-site disposal of hazardous wastes. Companies that dispose of, or arrange for the transportation or disposal of, hazardous substances at off-site locations may be held jointly and severally liable for the costs of investigation and remediation of contamination at those off-site locations, regardless of fault. We could become involved in litigation or other proceedings involving off-site waste disposal and the damages or costs in any such proceedings could be material.

Climate change laws and regulations could have a material adverse effect on our results of operations, financial condition and ability to make cash distributions.

Currently, various legislative and regulatory measures to address greenhouse gas emissions (including carbon dioxide, methane and nitrous oxides) are in various phases of discussion or implementation. At the federal legislative level, Congress could adopt some form of federal mandatory greenhouse gas emission reduction laws, although the specific requirements and timing of any such laws are uncertain at this time. In June 2009, the U.S. House of Representatives passed a bill that would create a nationwide cap-and-trade program designed to regulate emissions of carbon dioxide, methane and other greenhouse gases. A similar bill was introduced in the U.S. Senate, but was not voted upon. Congressional passage of such legislation does not appear likely at this time, though it could be adopted at a future date. It is also possible that Congress may pass alternative climate change bills that do not mandate a nationwide cap-and-trade program and instead focus on promoting renewable energy and energy efficiency.

In the absence of congressional legislation curbing greenhouse gas emissions, the EPA is moving ahead administratively under its federal Clean Air Act (“CAA”) authority. In October 2009, the EPA finalized a rule requiring certain large emitters of greenhouse gases to inventory and report their greenhouse gas emissions to the EPA. In accordance with the rule, we have begun monitoring our greenhouse gas emissions from our facility and will report the emissions to the EPA beginning in 2011. On December 7, 2009, the EPA finalized its “endangerment finding” that greenhouse gas emissions, including CO2, pose a threat to human health and welfare. The finding allows the EPA to regulate greenhouse gas emissions as air pollutants under the CAA. In May 2010, the EPA finalized the “Greenhouse Gas Tailoring Rule,” which establishes new greenhouse gas emissions thresholds that determine when stationary sources, such as our facility, must obtain permits under the Prevention of Significant Deterioration (“PSD”) and Title V programs of the CAA. The significance of the permitting requirement is that, in cases where a new source is constructed or an existing source undergoes a major modification, such as our debottlenecking project, the facility would need to evaluate and install BACT for its greenhouse gas emissions. Phase-in permit requirements commenced for the largest stationary sources in 2011. Several of the EPA’s greenhouse gas rules are being challenged in pending court proceedings and, depending on the outcome of such proceedings, such rules may be modified or rescinded or the EPA could develop new rules.

On May 21, 2013, the Texas Legislature passed H.B. 788 which is intended to streamline GHG permitting in Texas by directing TCEQ to promulgate rules to be approved by EPA that would replace EPA permitting of GHGs in Texas with TCEQ permitting. The bill was signed by the Governor on June 14, 2013 and is effective. Depending on how and when TCEQ implements this legislation, TCEQ could impose additional requirements on our operations that could increase our operating costs.

The implementation of EPA regulations and/or the passage of federal or state climate change legislation will likely result in increased costs to (i) operate and maintain our facility, (ii) install new emission controls on our facility and (iii) administer and manage any greenhouse gas emissions program. Increased costs associated with compliance with any future legislation or regulation of greenhouse gas emissions, if it occurs, may have a material adverse effect on our results of operations, financial condition and ability to make cash distributions.

In addition, climate change legislation and regulations may result in increased costs not only for our business but also for agricultural producers that utilize our fertilizer products, thereby potentially decreasing demand for our fertilizer products. Decreased demand for our fertilizer products may have a material adverse effect on our results of operations, financial condition and ability to make cash distributions.

New regulations concerning the transportation of hazardous chemicals, risks of terrorism and the security of chemical manufacturing facilities could result in higher operating costs.

The costs of complying with regulations relating to the transportation of hazardous chemicals and security associated with our facility may have a material adverse effect on our results of operations, financial condition and ability to make cash distributions. Targets such as chemical manufacturing facilities may be at greater risk of future terrorist attacks than other targets in the United States. The chemical industry has responded to the issues that arose in response to the terrorist attacks on September 11, 2001 by starting new initiatives relating to the security of chemical industry facilities and the transportation of hazardous chemicals in the United States. Future terrorist attacks could lead to even stronger, more costly initiatives. Simultaneously, local, state and federal governments have begun a regulatory process that could lead to new regulations impacting the security of chemical plant locations and the transportation of hazardous chemicals. Our business could be materially adversely affected by the cost of complying with new regulations.

We are subject to strict laws and regulations regarding employee and process safety, and failure to comply with these laws and regulations could have a material adverse effect on our results of operations, financial condition and ability to make cash distributions.

Our facility is subject to the requirements of OSHA and comparable state statutes that regulate the protection of the health and safety of workers. In addition, OSHA requires that we maintain information about hazardous materials used or produced in our operations and that we provide this information to employees, state and local governmental authorities, and local residents. Failure to comply with OSHA requirements, including general industry standards, record keeping requirements and monitoring and control of occupational exposure to regulated substances, could have a material adverse effect on our results of operations, financial condition and ability to make cash distributions if we are subjected to significant fines or compliance costs.

Our indebtedness could adversely affect our financial condition or make us more vulnerable to adverse economic conditions.

Our level of indebtedness could have significant effects on our business, financial condition, results of operations and cash flows and, therefore, important consequences to your investment in our securities, such as:

•	we may be limited in our ability to obtain additional financing to fund our working capital needs, capital expenditures and debt service requirements or our other operational needs;

•

we may be limited in our ability to use operating cash flow in other areas of our business because we must dedicate a substantial portion of these funds to make principal and interest payments on our debt;

•	we may be at a competitive disadvantage compared to competitors with less leverage since we may be less capable of responding to adverse economic and industry conditions; and

•	we may not have sufficient flexibility to react to adverse changes in the economy, our business or the industries in which we operate.

Our ability to service our indebtedness will depend on our ability to generate cash in the future.

Our ability to make payments on our indebtedness will depend on our ability to generate cash in the future. As of June 30, 2013, our current debt service requirements on an annualized basis are approximately $30.3 million per year, comprised of approximately $16.1 million of interest payments on OCIB’s intercompany debt with OCI Fertilizer, approximately $5.3 million of interest payments on the Term B-1 Loan and approximately $8.9 million of interest payments on the Term B-2 Loan. For a discussion of our forecasted debt service costs, please read “Our Cash Distribution Policy and Restrictions on Distributions—Unaudited Forecasted Cash Available for Distribution—Assumptions and Considerations.” Our ability to generate cash is subject to general economic and market conditions and financial, competitive, legislative, regulatory and other factors that are beyond our control. We cannot assure you that our business will generate sufficient cash to fund our working capital requirements, capital expenditure, debt service and other liquidity needs, which could result in our inability to comply with financial and other covenants contained in our debt agreements, our being unable to repay or pay interest on our indebtedness, and our inability to fund our other liquidity needs. If we are unable to service our debt obligations, fund our other liquidity needs and maintain compliance with our financial and other covenants, we could be forced to curtail our operations, our creditors could accelerate our indebtedness and exercise other remedies and we could be required to pursue one or more alternative strategies, such as selling assets or refinancing or restructuring our indebtedness. However, we cannot assure you that any such alternatives would be feasible or prove adequate.

Restrictions in the agreements governing our current and future indebtedness contain or will contain significant limitations on our business operations, including our ability to pay distributions and other payments.

As of March 31, 2013, on a pro forma basis after giving effect to this offering, the use of the estimated proceeds hereof and the other transactions described under “Prospectus Summary—The Transactions,” we would have had $235.0 million of debt outstanding, excluding unamortized debt discount of $2.4 million. We and our subsidiary may incur significant additional indebtedness in the future. Our ability to pay distributions to our unitholders will be subject to covenant restrictions under the agreements governing our indebtedness. We expect that our ability to make distributions to our unitholders will depend, in part, on our ability to satisfy applicable covenants as well as the absence of a default or event of default under the agreements governing our indebtedness. If we were unable to comply with any such covenant restrictions in any quarter, our ability to pay distributions to unitholders would be curtailed. Please read “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Credit Facilities.”

In addition, we will be subject to covenants contained in our debt agreements and any agreement governing other future indebtedness that will, subject to significant exceptions, limit our ability and the ability of OCIB or any of our future subsidiaries to, among other things, incur additional indebtedness, create liens on assets, engage in mergers or consolidations, sell assets, pay dividends and distributions or repurchase our common units, make investments, loans or advances, prepay certain subordinated indebtedness, make certain acquisitions or enter into agreements with respect to our equity interests, and engage in certain transactions with affiliates. Please read “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Credit Facilities.” Any failure to comply with these covenants could result in a default under our debt agreements. Upon a default, unless waived, our lenders would have all remedies available to a secured lender and could elect to terminate their commitments, cease making further loans, cause their loans to become due and payable in full, institute foreclosure proceedings against us or our assets and force us and our subsidiaries into bankruptcy or liquidation.

We are a holding company and depend upon our operating subsidiary, OCIB, for our cash flows.

We are a holding company. All of our operations are conducted and all of our assets are owned by OCIB, our wholly owned subsidiary and our sole direct or indirect subsidiary. Consequently, our cash flow and our ability to meet our obligations or to make cash distributions in the future will depend upon the cash flow of OCIB and the payment of funds by OCIB to us in the form of distributions or otherwise. The ability of OCIB to make any payments to us will depend on its earnings, the terms of its indebtedness, including the terms of any debt agreements, and legal restrictions. In particular, future debt agreements entered into by OCIB may impose significant limitations on the ability of OCIB to make distributions to us and consequently our ability to make distributions to our unitholders. Please read “—We may not have sufficient cash available for distribution to pay any quarterly distribution on our common units.” For the year ended December 31, 2012 and the twelve months ended March 31, 2013, on a pro forma basis, our annual distribution would have been $            per unit and $            per unit, respectively, significantly less than the $            per unit distribution we project that we will be able to pay for the twelve months ending September 30, 2014.

We will incur increased costs as a result of being a publicly traded partnership, including costs related to compliance with Section 404 of Sarbanes-Oxley.

As a publicly traded partnership, we will incur significant legal, accounting and other expenses that we did not incur as a private company. We will incur costs associated with our public company reporting requirements. We also anticipate that we will incur costs associated with corporate governance requirements, including requirements under the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), as well as rules implemented by the SEC and the Financial Industry Regulatory Authority (“FINRA”). We expect these rules and regulations to increase our legal and financial compliance costs and to make some activities more time-consuming and costly, particularly after we are no longer an emerging growth company under the JOBS Act. We also expect these rules and regulations may make it more difficult and more expensive for us to obtain director and officer liability insurance and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be more difficult for us to attract and retain qualified individuals to serve on the board of directors of our general partner or as executive officers.

We will remain an emerging growth company under the JOBS Act for up to five years. After we are no longer an emerging growth company, we expect to incur significant additional expenses and devote substantial management effort toward ensuring compliance with those requirements applicable to companies that are not emerging growth companies, including Section 404 of the Sarbanes-Oxley Act. In order to comply with the requirements of Section 404 of Sarbanes-Oxley, we will need to implement new financial systems and procedures. We cannot assure you that we will be able to implement appropriate procedures on a timely basis. Failure to implement such procedures could have an adverse effect on our ability to satisfy applicable obligations under the Exchange Act and Sarbanes-Oxley. For the year ended December 31, 2011, we identified deficiencies constituting a material weakness in our internal control over financial reporting. Specifically, we determined that we did not have adequate internal resources to establish an effective and efficient financial statement reporting process to be in compliance with generally accepted accounting principles. During 2012, we hired additional accounting personnel with appropriate levels of training and experience to remediate the material weakness. In addition and during 2013, we identified and corrected immaterial errors associated with debit balances in the financial statement caption “Accounts payable” that should have been written off as of and for the periods ended March 31, 2013, December 31, 2012 and March 31, 2012. As a result, we identified a deficiency constituting a material weakness in our internal control over financial reporting as of December 31, 2012. Please read note 9 to the unaudited condensed financial statements on page F-21 and note 7 to the audited financial statements on page F-34. Specifically, we determined that we did not have adequate internal controls in place as of December 31, 2012 to reconcile certain accounts payable sub-ledger accounts. During 2013, we have implemented new internal controls that identified and corrected the errors and remediated the identified material weakness through redesigning certain internal reports, establishing additional reviews and matching of transactions, and periodic reconciliations of accounts payable sub-ledger accounts. Therefore, management believes that the material weakness has been remediated through the date of this prospectus. If we are unable to timely comply with Section 404 or if the costs related to compliance are significant, our results of operations, financial condition and ability to make cash distributions could be materially adversely affected.

As a publicly traded partnership we qualify for, and are relying on, certain exemptions from the NYSE’s corporate governance requirements. Accordingly, holders of our common units will not have the same protections afforded to equity holders of companies subject to such corporate governance requirements.

As a publicly traded partnership, we qualify for, and are relying on, certain exemptions from the NYSE’s corporate governance requirements, including:

•	the requirement that a majority of the board of directors of our general partner consist of independent directors;

•	the requirement that the board of directors of our general partner have a nominating/corporate governance committee that is composed entirely of independent directors; and

•	the requirement that the board of directors of our general partner have a compensation committee that is composed entirely of independent directors.

As a result of these exemptions, our general partner’s board of directors will not be comprised of a majority of independent directors. Our general partner’s board of directors does not currently intend to establish a nominating/corporate governance committee or a compensation committee. Accordingly, unitholders will not have the same protections afforded to equityholders of companies that are subject to all of the corporate governance requirements of the NYSE. Please read “Management.”

Risks Inherent in an Investment in Us

The board of directors of our general partner will adopt a policy to distribute 100% of the cash available for distribution that we generate each quarter, which could limit our ability to grow and make acquisitions.

The board of directors of our general partner will adopt a policy to distribute 100% of the cash available for distribution that we generate each quarter to our unitholders, beginning with the quarter ending             , 2013. As a result, our general partner will rely primarily upon external financing sources, including commercial bank or intercompany borrowings or issuances of debt or equity securities, to fund our acquisitions and expansion capital expenditures. To the extent we are unable to finance growth externally, our cash distribution policy will significantly impair our ability to grow.

In addition, because the board of directors of our general partner will adopt a policy to distribute 100% of the cash available for distribution that we generate each quarter, our growth may not be as fast as that of businesses that reinvest their available cash to expand ongoing operations. To the extent we issue additional units in connection with any acquisitions or expansion capital expenditures, the payment of distributions on those additional units will decrease the amount we distribute on each outstanding unit. There are no limitations in our partnership agreement on our ability to issue additional units, including units ranking senior to the common units. The incurrence of additional commercial borrowings or other debt to finance our growth strategy would result in increased interest expense, which, in turn, would reduce the cash available for distribution that we have to distribute to our unitholders.

Our general partner and its affiliates, including OCI, have conflicts of interest with us and limited duties to us and our unitholders, and they may favor their own interests to our detriment and that of our unitholders. Additionally, we have no control over the business decisions and operations of OCI, and OCI is under no obligation to adopt a business strategy that favors us.

Following the completion of this offering, OCI will indirectly own a non-economic general partner interest and a             % limited partner interest in us (or             % if the underwriters’ option to purchase additional common units is exercised in full) and will indirectly own and control our general partner. Although our general partner has a duty to manage us in a manner that is in the best interests of our partnership and our unitholders, the directors and officers of our general partner also have a duty to manage our general partner in a manner that is in the best interests of its owner, OCI. Conflicts of interest may arise between OCI and its affiliates, including our general partner, on the one hand, and us and our unitholders, on the other hand. In resolving these conflicts, the general partner may favor its own interests and the interests of its affiliates, including OCI, over the interests of our common unitholders. These conflicts include, among others, the following situations:

•

neither our partnership agreement nor any other agreement requires OCI to pursue a business strategy that favors us or utilizes our assets, which could involve decisions by OCI to increase or decrease production, shut down or reconfigure our plant, pursue and grow particular markets, or undertake acquisition opportunities for itself. OCI’s directors and officers have a fiduciary duty to make these decisions in the best interests of the stockholders of OCI;

•	OCI may be constrained by the terms of its debt instruments from taking actions, or refraining from taking actions, that may be in our best interests;

•

our partnership agreement replaces the fiduciary duties that would otherwise be owed by our general partner with contractual standards governing its duties, limiting our general partner’s liabilities and restricting the remedies available to our unitholders for actions that, without the limitations, might constitute breaches of fiduciary duty;

•	except in limited circumstances, our general partner has the power and authority to conduct our business without unitholder approval;

•

our general partner will determine the amount and timing of asset purchases and sales, capital expenditures, borrowings, repayment of indebtedness, issuances of additional partnership interests and the creation, reduction or increase of cash reserves, each of which can affect the amount of cash that is available for distribution to our common unitholders;

•	our general partner will determine which costs incurred by it are reimbursable by us;

•	our general partner may cause us to borrow funds in order to permit the payment of cash distributions;

•

our partnership agreement does not restrict our general partner from causing us to pay it or its affiliates for any services rendered to us or entering into additional contractual arrangements with any of these entities on our behalf;

•	our general partner intends to limit its liability regarding our contractual and other obligations;

•

our general partner may exercise its right to call and purchase all of the common units not owned by it and its affiliates if it and its affiliates own more than a specified percentage of our common units (please read “The Partnership Agreement—Limited Call Right”);

•	our general partner controls the enforcement of obligations owed to us by our general partner and its affiliates, including our commercial agreements with OCI; and

•	our general partner decides whether to retain separate counsel, accountants or others to perform services for us.

Under the terms of our partnership agreement, the doctrine of corporate opportunity, or any analogous doctrine, does not apply to our general partner or any of its affiliates, including its executive officers, directors and owners. Any such person or entity that becomes aware of a potential transaction, agreement, arrangement or other matter that may be an opportunity for us will not have any duty to communicate or offer such opportunity to us. Any such person or entity will not be liable to us or to any limited partner for breach of any fiduciary duty or other duty by reason of the fact that such person or entity pursues or acquires such opportunity for itself, directs such opportunity to another person or entity or does not communicate such opportunity or information to us. This may create actual and potential conflicts of interest between us and affiliates of our general partner and result in less than favorable treatment of us and our unitholders. Please read “Certain Relationships and Related Party Transactions” and “Conflicts of Interest and Duties.”

Our partnership agreement restricts the remedies available to holders of our common units for actions taken by our general partner that might otherwise constitute breaches of fiduciary duty.

Our partnership agreement contains provisions that restrict the remedies available to unitholders for actions taken by our general partner that might otherwise constitute breaches of fiduciary duty under state fiduciary duty law. For example, our partnership agreement:

•

provides that whenever our general partner makes a determination or takes, or declines to take, any other action in its capacity as our general partner as opposed to in its individual capacity, our general partner is required to make such determination, or take or decline to take such other action, in good faith and will not be subject to any other or different standard imposed by our partnership agreement, Delaware law, or any other law, rule or regulation, or at equity;

•

provides that our general partner will not have any liability to us or our unitholders for decisions made in its capacity as a general partner so long as it acted in good faith reliance on the provisions of our partnership agreement;

•

provides that our general partner and its officers and directors will not be liable for monetary damages to us or our limited partners resulting from any act or omission unless there has been a final and non-appealable judgment entered by a court of competent jurisdiction determining that our general partner or its officers and directors, as the case may be, acted in bad faith or engaged in intentional fraud or willful misconduct or, in the case of a criminal matter, acted with knowledge that the conduct was unlawful; and

•

provides that our general partner will not be in breach of its obligations under our partnership agreement or its fiduciary duties to us or our limited partners if a transaction with an affiliate or the resolution of a conflict of interest is approved in accordance with, or otherwise meets the standards set forth in, our partnership agreement.

In connection with a situation involving a transaction with an affiliate or a conflict of interest, our partnership agreement provides that any determination by our general partner must be made in good faith, and that our conflicts committee and the board of directors of our general partner are entitled to a presumption that they acted in good faith. In any proceeding brought by or on behalf of any limited partner or the partnership, the person bringing or prosecuting such proceeding will have the burden of overcoming such presumption. Please read “Conflicts of Interest and Duties.”

By purchasing a common unit, a unitholder will become bound by the provisions of our partnership agreement, including the provisions described above. Please read “Description of Our Common Units—Transfer of Common Units.”

Common units are subject to our general partner’s limited call right.

If at any time our general partner and its affiliates own more than 90% of the common units, our general partner will have the right, which it may assign to any of its affiliates or to us, but not the obligation, to acquire all, but not less than all, of the common units held by public unitholders at a price not less than their then-current market price, as calculated pursuant to the terms of our partnership agreement. If our general partner and its affiliates reduce their ownership percentage to below 70% of the outstanding units, then concurrently with such reduction in percentage ownership, the ownership threshold to exercise the limited call right will be permanently reduced to 80%. As a result, you may be required to sell your common units at an undesirable time or at a price that is less than the market price on the date of purchase and may not receive any return on your investment. You may also incur a tax liability upon a sale of your common units. Our general partner is not obligated to obtain a fairness opinion regarding the value of the common units to be repurchased by it upon exercise of the limited call right. There is no restriction in our partnership agreement that prevents our general partner from issuing additional common units and then exercising its limited call right. Our general partner may use its own discretion, free of fiduciary duty restrictions, in determining whether to exercise this right. Please read “The Partnership Agreement—Limited Call Right.”

Unitholders have very limited voting rights and, even if they are dissatisfied, they cannot remove our general partner without its consent.

Unlike the holders of common stock in a corporation, unitholders have only limited voting rights on matters affecting our business and, therefore, limited ability to influence management’s decisions regarding our business. For example, unlike holders of stock in a public corporation, unitholders will not have “say-on-pay” advisory voting rights. Unitholders did not elect our general partner or the board of directors of our general partner and will have no right to elect our general partner or the board of directors of our general partner on an annual or other continuing basis. The board of directors of our general partner is chosen by the member of our general partner, which is an indirect, wholly owned subsidiary of OCI. Furthermore, if the unitholders are dissatisfied with the performance of our general partner, they will have little ability to remove our general partner. As a result of these limitations, the price at which our common units will trade could be diminished because of the absence or reduction of a takeover premium in the trading price.

Our unitholders will be unable initially to remove our general partner without its consent because our general partner and its affiliates will own sufficient units upon the completion of the offering to be able to prevent its removal. The vote of the holders of at least 66 2/3% of all outstanding units voting together as a single class is required to remove our general partner. At closing, our general partner and its affiliates will own             % of the common units (or            % if the underwriters’ option to purchase additional common units is exercised in full).

Furthermore, unitholders’ voting rights are further restricted by the partnership agreement provision providing that any units held by a person that owns 20% or more of any class of units then outstanding, other than our general partner, its affiliates, their transferees, and persons who acquired such units with the prior approval of the board of directors of our general partner, cannot vote on any matter.

Our partnership agreement also contains provisions limiting the ability of unitholders to call meetings or to acquire information about our operations, as well as other provisions limiting the unitholders’ ability to influence the manner or direction of management.

Unitholders may have liability to repay distributions.

In the event that: (1) we make distributions to our unitholders when our nonrecourse liabilities exceed the sum of (a) the fair market value of our assets not subject to recourse liability and (b) the excess of the fair market value of our assets subject to recourse liability over such liability, or a distribution causes such a result, and (2) a unitholder knows at the time of the distribution of such circumstances, such unitholder will be liable for a period of three years from the time of the impermissible distribution to repay the distribution under Section 17-607 of the Delaware Revised Uniform Limited Partnership Act (the “Delaware Act”).

Likewise, upon the winding up of the partnership, in the event that (1) we do not distribute assets in the following order: (a) to creditors in satisfaction of their liabilities; (b) to partners and former partners in satisfaction of liabilities for distributions owed under our partnership agreement; (c) to partners for the return of their contribution; and finally (d) to the partners in the proportions in which the partners share in distributions and (2) a unitholder knows at the time of such circumstances, then such unitholder will be liable for a period of three years from the impermissible distribution to repay the distribution under Section 17-807 of the Delaware Act.

A purchaser of common units who becomes a limited partner is liable for the obligations of the transferring limited partner to make contributions to us that are known by the purchaser at the time it became a limited partner and for unknown obligations if the liabilities could be determined from our partnership agreement.

Our general partner interest or the control of our general partner may be transferred to a third party without unitholder consent.

Our general partner may transfer its general partner interest to a third party in a merger or in a sale of all or substantially all of its assets without the consent of the unitholders. Furthermore, there is no restriction in our partnership agreement on the ability of OCI to transfer its membership interest in our general partner to a third party. The new owner of our general partner would then be in a position to replace the board of directors and officers of our general partner with its own choices.

There is no existing market for our common units, and we do not know if one will develop to provide you with adequate liquidity. If our unit price fluctuates after this offering, you could lose a significant part of your investment.

Prior to this offering, there has not been a public market for our common units. If an active trading market does not develop, you may have difficulty selling any of our common units that you buy. The initial public offering price for the common units will be determined by negotiations between us and the underwriters and may not be indicative of prices that will prevail in the open market following this offering. Consequently, you may not be able to sell our common units at prices equal to or greater than the price paid by you in this offering.

In addition, the stock market in general has experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of companies like us. These broad market and industry factors may materially reduce the market price of our common units, regardless of our operating performance.

Our unitholders who fail to furnish certain information requested by our general partner or who our general partner, upon receipt of such information, determines are not eligible citizens may not be entitled to receive distributions in kind upon our liquidation and their common units will be subject to redemption.

Our general partner may require each limited partner to furnish information about such limited partner’s nationality, citizenship or related status. If a limited partner fails to furnish information about such limited partner’s nationality, citizenship or other related status within a reasonable period after a request for the information or our general partner determines after receipt of the information that the limited partner is not an eligible citizen, the limited partner may be treated as an ineligible holder. An ineligible holder does not have the right to direct the voting of such holder’s common units and may not receive distributions in kind upon our liquidation. Furthermore, we have the right to redeem all of the common units of any holder that is an ineligible holder. The redemption price will be paid in cash or by delivery of a promissory note, as determined by our general partner. Please read “The Partnership Agreement—Non-Citizen Assignees; Redemption.”

We may issue additional units without unitholder approval, which would dilute unitholder interests.

At any time, we may issue an unlimited number of limited partner interests of any type without the approval of our unitholders, and our unitholders will have no preemptive or other rights (solely as a result of their status as unitholders) to purchase any such limited partner interests. Further, there are no limitations in our partnership agreement on our ability to issue equity securities that rank equal or senior to our common units as to distributions or in liquidation or that have special voting rights and other rights. The issuance by us of additional common units or other equity securities of equal or senior rank will have the following effects:

•	our unitholders’ proportionate ownership interest in us will decrease;

•	the amount of cash distributions on each unit may decrease;

•	the ratio of taxable income to distributions may increase;

•	the relative voting strength of each previously outstanding unit may be diminished; and

•	the market price of our common units may decline.

OCI USA may sell units in the public or private markets, and such sales could have an adverse impact on the trading price of the common units.

Upon the completion of this offering, OCI USA, an indirect wholly owned subsidiary of OCI, will own              common units, representing approximately             % of our outstanding common units (or approximately             % of our outstanding common units if the underwriters exercise their option to purchase additional common units in full). Additionally, we have agreed to provide OCI USA with certain registration rights under applicable securities laws. Please read “Common Units Eligible for Future Sale.” The sale of these units in the public or private markets could have an adverse impact on the price of the common units or on any trading market that may develop.

Tax Risks

In addition to reading the following risk factors, please read “Material U.S. Federal Income Tax Consequences” for a more complete discussion of the expected material U.S. federal income tax consequences of owning and disposing of our common units.

Our tax treatment depends on our status as a partnership for U.S. federal income tax purposes. If the IRS were to treat us as a corporation for U.S. federal income tax purposes, which would subject us to additional amounts of entity-level taxation, then our cash available for distribution to our unitholders would be substantially reduced.

The anticipated after-tax economic benefit of an investment in our common units depends largely on our being treated as a partnership for U.S. federal income tax purposes.

Despite the fact that we are a limited partnership under Delaware law, it is possible in certain circumstances for a partnership such as ours to be treated as a corporation for U.S. federal income tax purposes. A change in our business or a change in current law could cause us to be treated as a corporation for federal income tax purposes or otherwise subject us to taxation as an entity.

If we were treated as a corporation for U.S. federal income tax purposes, we would pay U.S. federal income tax on our taxable income at the corporate tax rate, which is currently a maximum of 35%, and would likely pay state and local income tax at varying rates. Distributions would generally be taxed again as corporate dividends (to the extent of our current and accumulated earnings and profits), and no income, gain, loss, deduction or credits would flow through to you. Because a tax would be imposed upon us as a corporation, our cash available for distribution to you would be substantially reduced. Therefore, if we were treated as a corporation for U.S. federal income tax purposes, there would be a material reduction in the anticipated cash flow and after-tax return to our unitholders, likely causing a substantial reduction in the value of our common units.

If we were subjected to a material amount of additional entity-level taxation by individual states, it would reduce our cash available for distribution to our unitholders.

Changes in current state law may subject us to additional entity-level taxation by individual states. Because of widespread state budget deficits and other reasons, several states are evaluating ways to subject partnerships to entity-level taxation through the imposition of state income, franchise and other forms of taxation. Imposition of any such taxes may substantially reduce the cash available for distribution to you.

The tax treatment of publicly traded partnerships or an investment in our common units could be subject to potential legislative, judicial or administrative changes and differing interpretations, possibly on a retroactive basis.

The present U.S. federal income tax treatment of publicly traded partnerships, including us, or an investment in our common units may be modified by administrative, legislative or judicial interpretation at any time. For example, from time to time, members of Congress propose and consider substantive changes to the existing U.S. federal income tax laws that affect publicly traded partnerships. Any modification to the U.S. federal income tax laws and interpretations thereof may or may not be retroactively applied and could make it more difficult or impossible to meet the exception for us to be treated as a partnership for federal income tax purposes. Please read “Material U.S. Federal Income Tax Consequences—Partnership Status.” We are unable to predict whether any of these changes or other proposals will ultimately be enacted. However, it is possible that a change in law could affect us, and any such changes could negatively impact the value of an investment in our common units.

If the IRS contests the U.S. federal income tax positions we take, the market for our common units may be adversely impacted and the cost of any IRS contest will reduce our cash available for distribution to our unitholders.

The IRS may adopt positions that differ from the conclusions of our counsel expressed in this prospectus or from the positions we take, and the IRS’s positions may ultimately be sustained. It may be necessary to resort to administrative or court proceedings to sustain some or all of our counsel’s conclusions or the positions we take and such positions may not ultimately be sustained. A court may not agree with some or all of our counsel’s conclusions or the positions we take. Any contest with the IRS, and the outcome of any IRS contest, may have a materially adverse impact on the market for our common units and the price at which they trade. In addition, our costs of any contest with the IRS will be borne indirectly by our unitholders because the costs will reduce our cash available for distribution.

Our unitholders’ share of our income will be taxable to them for U.S. federal income tax purposes even if they do not receive any cash distributions from us.

Because a unitholder will be treated as a partner to whom we will allocate taxable income that could be different in amount than the cash we distribute, a unitholder’s allocable share of our taxable income will be taxable to him, which may require the payment of U.S. federal income taxes and, in some cases, state and local income taxes on his share of our taxable income, even if he receives no cash distributions from us. Our unitholders may not receive cash distributions from us equal to their share of our taxable income or even equal to the actual tax liability that results from that income.

Tax gain or loss on the disposition of our common units could be more or less than expected.

If our unitholders sell common units, they will recognize a gain or loss for U.S. federal income tax purposes equal to the difference between the amount realized and their tax basis in those common units. Because distributions in excess of their allocable share of our net taxable income decrease their tax basis in their common units, the amount, if any, of such prior excess distributions with respect to the common units a unitholder sells will, in effect, become taxable income to the unitholder if it sells such common units at a price greater than its tax basis in those common units, even if the price received is less than its original cost. Furthermore, a substantial portion of the amount realized on any sale of your common units, whether or not representing gain, may be taxed as ordinary income due to potential recapture items, including depreciation recapture. In addition, because the amount realized includes a unitholder’s share of our nonrecourse liabilities, a unitholder that sells common units may incur a tax liability in excess of the amount of cash received from the sale. Please read “Material U.S. Federal Income Tax Consequences—Disposition of Common Units—Recognition of Gain or Loss” for a further discussion of the foregoing.

Tax-exempt entities and non-U.S. persons face unique tax issues from owning our common units that may result in adverse tax consequences to them.

Investment in our common units by tax-exempt entities, such as employee benefit plans and individual retirement accounts (known as IRAs), and non-U.S. persons raises issues unique to them. For example, virtually all of our income allocated to organizations that are exempt from U.S. federal income tax, including IRAs and other retirement plans, will be unrelated business taxable income and will be taxable to them. Distributions to non-U.S. persons will be reduced by withholding taxes at the highest applicable effective tax rate, and non-U.S. persons will be required to file U.S. federal income tax returns and pay tax on their share of our taxable income. If you are a tax-exempt entity or a non-U.S. person, you should consult a tax advisor before investing in our common units.

We will treat each purchaser of common units as having the same tax benefits without regard to the actual common units purchased. The IRS may challenge this treatment, which could adversely affect the value of our common units.

Because we cannot match transferors and transferees of common units and because of other reasons, we will adopt depreciation and amortization positions that may not conform to all aspects of existing Treasury Regulations promulgated under the Internal Revenue Code of 1986 (the “Code”), referred to as “Treasury Regulations.” A successful IRS challenge to those positions could adversely affect the amount of tax benefits available to you. It also could affect the timing of these tax benefits or the amount of gain from your sale of common units and could have a negative impact on the value of our common units or result in audit adjustments to your tax returns. Please read “Material U.S. Federal Income Tax Consequences—Tax Consequences of Common Unit Ownership—Section 754 Election” for a further discussion of the effect of the depreciation and amortization positions we will adopt.

We will prorate our items of income, gain, loss and deduction, for U.S. federal income tax purposes, between transferors and transferees of our common units each month based upon the ownership of our common units on the first day of each month, instead of on the basis of the date a particular common unit is transferred. The IRS may challenge this treatment, which could change the allocation of items of income, gain, loss and deduction among our unitholders.

We will prorate our items of income, gain, loss and deduction for federal income tax purposes between transferors and transferees of our common units each month based upon the ownership of our common units on the first day of each month, instead of on the basis of the date a particular common unit is transferred. The use of this proration method may not be permitted under existing Treasury Regulations. Recently, however, the U.S. Treasury Department issued proposed regulations that provide a safe harbor pursuant to which publicly traded partnerships may use a similar monthly simplifying convention to allocate tax items among transferor and transferee unitholders. Nonetheless, the proposed regulations do not specifically authorize the use of the proration method we will adopt. If the IRS were to challenge this method or new Treasury Regulations were issued, we may be required to change the allocation of items of income, gain, loss and deduction among our unitholders. Latham & Watkins LLP has not rendered an opinion with respect to whether our monthly convention for allocating taxable income and losses is permitted by existing Treasury Regulations. Please read “Material U.S. Federal Income Tax Consequences—Disposition of Common Units—Allocations Between Transferors and Transferees.”

A unitholder whose common units are loaned to a “short seller” to effect a short sale of common units may be considered as having disposed of those common units. If so, he would no longer be treated for U.S. federal income tax purposes as a partner with respect to those common units during the period of the loan and may recognize gain or loss from the disposition.

Because a unitholder whose common units are loaned to a “short seller” to effect a short sale of common units may be considered as having disposed of the loaned common units, he may no longer be treated for U.S. federal income tax purposes as a partner with respect to those common units during the period of the loan to the short seller and the unitholder may recognize gain or loss from such disposition. Moreover, during the period of the loan to the short seller, any of our income, gain, loss or deduction with respect to those common units may not be reportable by the unitholder and any cash distributions received by the common unitholder as to those common units could be fully taxable as ordinary income. Latham & Watkins LLP has not rendered an opinion regarding the treatment of a unitholder where common units are loaned to a short seller to effect a short sale of common units; therefore, our unitholders desiring to assure their status as partners and avoid the risk of gain recognition from a loan to a short seller are urged to consult a tax advisor to discuss whether it is advisable to modify any applicable brokerage account agreements to prohibit their brokers from loaning their common units.

The sale or exchange of 50% or more of our capital and profits interests during any twelve-month period will result in the termination of the Partnership for U.S. federal income tax purposes.

We will be considered to have technically terminated as a partnership for U.S. federal income tax purposes if there is a sale or exchange of 50% or more of the total interests in our capital and profits within a twelve-month period. For purposes of determining whether the 50% threshold has been met, multiple sales of the same common unit will be counted only once. Our technical termination would, among other things, result in the closing of our taxable year for all unitholders, which would result in us filing two tax returns (and our unitholders could receive two Schedules K-1 if relief was not available, as described below) for one fiscal year and could result in a deferral of depreciation deductions allowable in computing our taxable income. In the case of a unitholder reporting on a taxable year other than a fiscal year ending December 31, the closing of our taxable year may also result in more than twelve months of our taxable income or loss being includable in his taxable income for the year of termination. Our termination currently would not affect our classification as a partnership for federal income tax purposes, but instead we would be treated as a new partnership for federal income tax purposes. If treated as a new partnership, we must make new tax elections, including a new election under Section 754 of the Code, and could be subject to penalties if we are unable to determine that a termination occurred. The IRS has recently announced publicly traded partnership technical termination relief whereby, if a publicly traded partnership that technically terminated requests publicly traded partnership technical termination relief and such relief is granted by the IRS, among other things, the partnership will only have to provide one Schedule K-1 to unitholders for the year notwithstanding two partnership tax years. Please read “Material U.S. Federal Income Tax Consequences—Disposition of Common Units—Constructive Termination” for a discussion of the consequences of our termination for federal income tax purposes.

As a result of investing in our common units, you may become subject to state and local taxes and return filing requirements in jurisdictions where we operate or own or acquire properties.

In addition to U.S. federal income taxes, unitholders will likely be subject to other taxes, including state and local taxes, unincorporated business taxes and estate, inheritance or intangible taxes that are imposed by the various jurisdictions in which we conduct business or control property now or in the future, even if they do not live in any of those jurisdictions. Our unitholders will likely be required to file state and local income tax returns and pay state and local income taxes in some or all of these various jurisdictions. Further, our unitholders may be subject to penalties for failure to comply with those requirements. We initially expect to conduct business in Texas. As we make acquisitions or expand our business, we may control assets or conduct business in additional states that impose a personal income tax. It is your responsibility to file all federal, state and local tax returns. Our counsel has not rendered an opinion on the foreign, state or local tax consequences of an investment in our common units. Please consult your tax advisor.

USE OF PROCEEDS

We estimate that the net proceeds to us from this offering, after deducting the estimated underwriting discount, structuring fees and the estimated offering expenses payable by us, will be approximately $              million (based on an assumed initial public offering price of $             per common unit, the midpoint of the price range set forth on the cover page of this prospectus). We intend to use the net proceeds from this offering as follows:

•	approximately $125.0 million to repay in full and terminate the Term B-1 Loan;

•	approximately $170.5 million to repay in full and terminate all of OCIB’s intercompany debt with OCI Fertilizer;

•	to pay a portion of the costs of our debottlenecking project and other budgeted capital projects incurred after the completion of this offering; and

•	the remainder, if any, for general partnership purposes, including working capital.

The table below sets forth our anticipated use of the expected net proceeds from this offering after deducting the estimated underwriting discount, structuring fees and estimated offering expenses payable by us:

	Application of Net Proceeds		Percentage of Net Proceeds
	($ in millions)
Term B-1 Loan		$125.0		%
Intercompany debt with OCI Fertilizer		170.5
Debottlenecking project, other budgeted capital projects and, if any net proceeds remain, for general partnership purposes

Total	$		100.0%

Borrowings under the Term B-1 Loan bear interest at a variable rate based upon either LIBOR plus 4.0% per annum or the lenders’ alternative base rate plus 3.0% per annum. Borrowings under OCIB’s intercompany debt with OCI Fertilizer bear interest at LIBOR plus 9.25%. As of June 30, 2013, OCIB had $125.0 million outstanding under the Term B-1 Loan and the applicable interest rate was 4.27% per annum. As of June 30, 2013, OCIB had $170.5 million outstanding under its intercompany debt with OCI Fertilizer and the applicable interest rate was 9.45% per annum. The Term B-1 Loan matures on the earlier of the consummation of the Transactions and December 31, 2013. As of June 30, 2013, OCIB had approximately $140.0 million of intercompany debt with OCI Fertilizer maturing on August 1, 2014 and approximately $30.5 million maturing on December 31, 2014.

OCIB used the proceeds from the Term B-1 Loan to repay outstanding borrowings under its previous third-party credit facility. OCIB used the proceeds from its intercompany debt with OCI Fertilizer to fund the upgrade on our facility, to satisfy working capital requirements and for general corporate purposes. Please read “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Credit Facilities.”

Affiliates of certain of the underwriters participating in this offering are lenders under the Term B-1 Loan and may receive a portion of the net proceeds from this offering through the repayment of indebtedness under the Term B-1 Loan. Please read “Underwriting.”

If and to the extent the underwriters exercise their option to purchase additional common units, the number of common units purchased by the underwriters pursuant to such exercise will be issued to the public and the remainder of the              additional common units, if any, will be issued to OCI USA. Any such common units issued to OCI USA will be issued for no additional consideration. If the underwriters exercise in full their option to purchase additional common units from us, we expect to receive net proceeds of approximately $            million, after deducting the estimated underwriting discount and structuring fees. We will use any net proceeds from the exercise of the underwriters’ option to purchase additional common units from us for general partnership purposes.

A $1.00 increase (or decrease) in the assumed initial public offering price of $             per common unit would increase (decrease) the net proceeds to us from this offering by $            , assuming the number of common units offered by us, as set forth on the cover page of this prospectus, remains the same and assuming the underwriters do not exercise their option to purchase additional common units, and after deducting the estimated underwriting discount, structuring fees and the estimated offering expenses payable by us. The actual initial public offering price is subject to market conditions and negotiations between us and the underwriters.

Depending on market conditions at the time of pricing of this offering and other considerations, we may sell fewer or more common units than the number set forth on the cover page of this prospectus.

CAPITALIZATION

The following table sets forth the combined cash and cash equivalents and capitalization as of March 31, 2013 of:

•	OCIB on a historical basis; and

•

OCI Partners LP on a pro forma basis to reflect the issuance of our common units in this offering (based on an assumed initial public offering price of $             per common unit, the midpoint of the price range set forth on the cover page of this prospectus), the other transactions described under “Prospectus Summary—The Transactions” and the application of the net proceeds from this offering as described under “Use of Proceeds.”

The table assumes that the underwriters do not exercise their option to purchase additional common units. If and to the extent the underwriters exercise their option to purchase additional common units, the number of common units purchased by the underwriters pursuant to any exercise will be sold to the public, and any remaining common units not purchased by the underwriters pursuant to any exercise of the option will be issued to OCI USA at the expiration of the option period for no additional consideration. We will use any net proceeds from the exercise of the underwriters’ option to purchase additional common units from us for general partnership purposes.

This table is derived from, should be read together with and is qualified in its entirety by reference to OCIB’s unaudited historical interim financial statements and the accompanying notes and our unaudited pro forma condensed financial statements and accompanying notes included elsewhere in this prospectus. You should also read this table in conjunction with “Prospectus Summary—The Transactions,” “Use of Proceeds” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	As of March 31, 2013
	OCIB Historical	OCI Partners LP Pro Forma
	(Unaudited) (In Thousands)
Cash and cash equivalents	$19,403	$

Long-term debt, including current maturities:
Intercompany debt(1)	$170,482		$—
Previous credit agreement(1)	125,000		—
Term B-1 Loan(1)	—		—
Term B-2 Loan(1)	—		—
Term Loan B(2)	—
Intercompany revolving credit facility(2)	—		—
Member’s equity / partners’ capital:
Member’s equity	101,582		—
Capital held by public:
Common units (none issued and outstanding actual; issued and outstanding pro forma)	—
Capital held by OCI and its affiliates:
Common units (none issued and outstanding actual; issued and outstanding pro forma)	—

Total member’s equity/partners’ capital(3)	101,582

Total capitalization	$397,064	$

(1)

As of June 30, 2013, OCIB had approximately $170.5 million outstanding under its intercompany debt with OCI Fertilizer, no outstanding borrowings under its previous credit agreement, $125.0 million outstanding under the Term B-1 Loan and $235.0 million outstanding under the Term B-2 Loan. Please read “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Credit Facilities.”
(2)	We expect that OCIB will enter into a new $235.0 million Term Loan B to replace borrowings under the Term B-2 Loan. We also expect that OCIB will enter into a new $40.0 million intercompany revolving credit facility with OCI Fertilizer. Please read “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Credit Facilities.”
(3)	Pro forma total member’s equity / partners’ capital includes all planned distributions, all completed and planned transactions, as well as the impact of sources and uses of the proceeds from this offering, whereas historical total member’s equity / partners’ capital excludes planned distributions, all completed and planned transactions and the impact of sources and uses of the proceeds from this offering. Please see unaudited pro forma condensed balance sheet as of March 31, 2013 beginning on page F-3.

DILUTION

Purchasers of common units offered by this prospectus will suffer immediate and substantial dilution in net tangible book value per unit. Our net tangible book value as of March 31, 2013 was approximately $            million. Our pro forma net tangible book value as of March 31, 2013, after giving effect to the Transactions but prior to giving effect to the issuance and sale of common units to purchasers in this offering, would have been approximately $            million, or approximately $            per unit. Pro forma net tangible book value per unit before the completion of this offering represents the amount of our pro forma tangible assets less our pro forma total liabilities, divided by the pro forma number of common units issued to OCI and its affiliates (assuming that the              common units that could be purchased by the underwriters pursuant to their option to purchase additional common units will be instead issued to OCI USA at the expiration of the option period for no consideration).

Dilution in net tangible book value per unit represents the difference between the amount per unit paid by purchasers of our common units in this offering and the pro forma net tangible book value per unit immediately after this offering. After giving effect to the sale of              common units in this offering at an assumed initial public offering price of $            per unit (the midpoint of the price range set forth on the cover page of this prospectus), and after deducting the estimated underwriting discount, structuring fees and estimated offering expenses payable by us, our pro forma net tangible book value as of March 31, 2013 would have been approximately $            million, or approximately $            per unit. This represents an immediate increase in net tangible book value of $            per unit to OCI and its affiliates and an immediate pro forma dilution of $            per unit to purchasers of common units in this offering. The following table illustrates this dilution on a per unit basis:

Assumed initial public offering price per unit(1)		$
Pro forma net tangible book value per unit before this offering(2)	$
Increase in net tangible book value per unit attributable to purchasers in this offering and the use of proceeds	$
Less: Pro forma net tangible book value per unit after this offering(3)		$

Immediate dilution in net tangible book value per unit to purchasers in this offering(4)		$

(1)	Represents the midpoint of the price range set forth on the cover page of this prospectus.
(2)	Determined by dividing the net tangible book value of our tangible assets less total liabilities by the number of common units issued to OCI USA, an indirect wholly owned subsidiary of OCI.
(3)	Determined by dividing our pro forma net tangible book value, after giving effect to the application of the net proceeds from this offering, by the total number of common units to be outstanding after this offering.
(4)	A $1.00 increase (decrease) in the assumed initial public offering price of $ per unit (the midpoint of the price range set forth on the cover page of this prospectus) would increase (decrease) our pro forma net tangible book value by $ , the pro forma net tangible book value per unit by $ and the dilution per unit to new investors by $ , assuming the number of common units offered by us, as set forth on the cover page of this prospectus, remains the same and the underwriters do not exercise their option to purchase additional common units, and after deducting the estimated underwriting discount, structuring fees and estimated offering expenses payable by us. If the underwriters’ option to purchase additional common units from us is exercised in full and the net proceeds are used as described under “Use of Proceeds,” the immediate dilution in net tangible book value per unit to purchasers in this offering will be $ . Depending on market conditions at the time of pricing of this offering and other considerations, we may sell fewer or more common units than the number set forth on the cover page of this prospectus.

The following table sets forth the number of common units that we will issue and the total consideration contributed to us by OCI and its affiliates in respect of their common units and by the purchasers of common units in this offering upon the completion of the Transactions contemplated by this prospectus:

	Common Units			Total Consideration
	Number	Percent		Amount	Percent
OCI and its affiliates(1)			%	$		%
New investors(2)			%	$		%
Total(3)			%	$		%

(1)	The net assets contributed by OCI and its affiliates were recorded at historical cost in accordance with GAAP.
(2)	Reflects the net proceeds from this offering after deducting the estimated underwriting discount, structuring fees and estimated offering expenses payable by us.
(3)	A $1.00 increase (decrease) in the assumed initial public offering price of $ per unit (the midpoint of the price range set forth on the cover page of this prospectus) would increase (decrease) total consideration paid by new investors and total consideration paid by all unitholders by $ million, assuming the number of common units offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting the estimated underwriting discount, structuring fees and estimated offering expenses payable by us.

If the underwriters exercise their option to purchase             common units in full, then the pro forma increase per unit attributable to new investors would be $            , the net tangible book value per unit after this offering would be $            and the dilution per unit to new investors would be $            . In addition, new investors would purchase              common units, or approximately     % of units outstanding, and the total consideration contributed to us by new investors would increase to $             million, or     % of the total consideration contributed (based on an assumed initial public offering price of $             per unit, the midpoint of the price range set forth on the cover page of this prospectus).

OUR CASH DISTRIBUTION POLICY AND RESTRICTIONS ON DISTRIBUTIONS

You should read the following discussion of our cash distribution policy and restrictions on distributions in conjunction with the specific assumptions upon which our cash distribution policy is based. Please read “—Assumptions and Considerations” below. For additional information regarding our historical and our pro forma operating results, you should refer to “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” our audited historical financial statements, our unaudited historical financial statements and our unaudited pro forma condensed financial statements included elsewhere in this prospectus. In addition, you should read “Risk Factors” and “Forward-Looking Statements” for information regarding statements that do not relate strictly to historical or current facts and certain risks inherent in our business.

General

Our Cash Distribution Policy

Upon the completion of this offering, the board of directors of our general partner will adopt a policy to distribute 100% of the cash available for distribution that we generate each quarter. Cash available for distribution for each quarter will be determined by the board of directors of our general partner following the end of such quarter. If we have cash available for distribution, our first distribution will take place following the first full quarter after the completion of this offering and will include cash available for distribution with respect to the period beginning on the closing date of this offering and ending on the last day of the first full quarter ending after the completion of this offering. We expect that cash available for distribution for each quarter will generally equal the cash we generate during the quarter, less cash needed for maintenance capital expenditures, debt service and other contractual obligations, and reserves for future operating or capital needs that the board of directors of our general partner deems necessary or appropriate. We intend to fund a portion of the costs of our debottlenecking project and other budgeted capital projects incurred after the completion of this offering with a portion of the net proceeds from this offering. We do not intend to maintain excess distribution coverage for the purpose of maintaining stability or growth in our quarterly distribution or otherwise to reserve cash for distributions, nor do we intend to incur debt to pay quarterly distributions. Other than the expansion capital expenditures we intend to fund with the net proceeds from this offering, we expect to finance substantially all of our growth externally with commercial bank or intercompany borrowings or by issuances of debt or equity securities.

Because our policy will be to distribute 100% of cash available for distribution each quarter, without reserving cash for future distributions or borrowing to pay distributions during periods of low cash flow from operations, our unitholders will have direct exposure to fluctuations in the amount of cash generated by our business. We expect that the amount of our quarterly distributions, if any, will vary based on our operating cash flow during each quarter. Our quarterly cash distributions, if any, will not be stable and will vary from quarter to quarter as a direct result of, among other things, variations in our operating performance and variations in our cash flow caused by fluctuations in the price of natural gas, methanol and ammonia as well as our working capital requirements, planned and unplanned downtime and capital expenditures and our margins from selling our products. Please read “Business—Customers and Contracts,” “Business—Feedstock Supply” and “Business—Seasonality and Volatility.” These variations may be significant. The board of directors of our general partner may change our cash distribution policy at any time and from time to time. Our partnership agreement does not require us to pay cash distributions to our unitholders on a quarterly or other basis.

Limitations on Cash Distributions; Our Ability to Change Our Cash Distribution Policy

There is no guarantee that unitholders will receive cash distributions from us. Our cash distribution policy may be changed at any time and is subject to certain restrictions, including:

•

Our unitholders have no contractual or other legal right to receive cash distributions from us on a quarterly or other basis. Our policy will be to distribute to our unitholders each quarter 100% of the cash available for distribution we generate each quarter, as determined quarterly by the board of directors of our general partner, but it may change this policy at any time.

•

Our business performance is expected to be more volatile, and our cash flows are expected to be less stable, than the business performance and cash flows of most publicly traded partnerships. As a result, our cash distributions will be volatile and are expected to vary quarterly and annually.

•

Unlike most publicly traded partnerships, we will not have a minimum quarterly distribution or employ structures intended to maintain or increase quarterly cash distributions over time. Furthermore, none of our limited partner interests, including those indirectly held by OCI, will be subordinate in right of distribution payments to the common units sold in this offering.

•

The amount of cash available for distribution, the distributions we pay under our cash distribution policy and the decision to make any distribution will be determined by the board of directors of our general partner. Our partnership agreement will not provide for any minimum quarterly distributions. Prior to making any distributions on our units, we will reimburse our general partner and its affiliates for all direct and indirect expenses they incur on our behalf. Our partnership agreement provides that our general partner will determine in good faith the expenses that are allocable to us, but does not limit the amount of expenses for which our general partner and its affiliates may be reimbursed. In connection with this offering, we, our general partner and OCI (or its affiliate) will enter into an omnibus agreement pursuant to which OCI (or its affiliate) will agree to provide us with labor and operational services related to operating our facility and we will reimburse OCI (or its affiliate) for the provision of such services. Under the terms of the omnibus agreement, OCI (or its affiliate) will agree to provide us with selling, general and administrative services, and we will pay to OCI (or its affiliate) a fixed annual fee of $15.0 million for the provision of such services, which amount excludes approximately $4.0 million of estimated incremental general and administrative expenses that we expect to incur as a result of being a publicly traded partnership. The reimbursement of expenses and payment of fees, if any, to our general partner and its affiliates will reduce the amount of cash to pay distributions to our unitholders.

•	Under Section 17-607 of the Delaware Act, we may not make a distribution to our limited partners if the distribution would cause our liabilities to exceed the fair value of our assets.

•

We expect that our cash distribution policy will be subject to restrictions on distributions under our debt agreements. Please read “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Credit Facilities.” Should we be unable to satisfy these restrictions, we would be prohibited from making cash distributions to you.

•

We may lack sufficient cash to make distributions to our unitholders due to a number of factors that would adversely affect us, including, but not limited to, decreases in revenues or increases in operating expenses, principal and interest payments on debt, working capital requirements, capital expenditures, disruptions in the operations at our facility or anticipated cash needs. Please read “Risk Factors” for information regarding these factors.

•

We have a limited operating history upon which to rely in evaluating whether we will have sufficient cash to allow us to pay distributions on our common units. While we believe, based on our financial forecasts and related assumptions, that we should have sufficient cash to enable us to pay the forecasted aggregate distribution on all of our common units for the twelve months ending September 30, 2014 and for the three months ending December 31, 2014, we may be unable to pay the forecasted distribution or any amount on our common units.

•	We intend to pay our distributions on or about the fifteenth day of each February, May, August and November to holders of record on or about the last day of each prior month. If we have cash available for distribution, our first distribution will take place following the first full quarter after the completion of this offering and will include cash available for distribution with respect to the period beginning on the closing date of this offering and ending on the last day of the first full quarter ending after the completion of this offering.

In the sections that follow, we present the following two tables:

•

“OCI Partners LP Unaudited Pro Forma Cash Available for Distribution for the Year Ended December 31, 2012 and the Twelve Months Ended March 31, 2013,” in which we present our estimate of the amount of pro forma cash available for distribution we would have had for the year ended December 31, 2012 and the twelve months ended March 31, 2013 had the Transactions described under “Prospectus Summary—The Transactions” been completed on January 1, 2012, in each case, based on our unaudited pro forma condensed financial statements included elsewhere in this prospectus. Please read “Unaudited Pro Forma Condensed Financial Statements” beginning on page F-2 of this prospectus; and

•

“OCI Partners LP Unaudited Forecasted Cash Available for Distribution for the Twelve Months Ending September 30, 2014 and the Three Months Ending December 31, 2014,” in which we present our unaudited forecast of cash available for distribution for the twelve months ending September 30, 2014 and for the three months ending December 31, 2014.

We do not, as a matter of course, make or intend to make public projections as to our future revenues, earnings or other results. However, our management has prepared the prospective financial information set forth under “—Unaudited Forecasted Cash Available for Distribution” below to supplement our historical and unaudited pro forma condensed financial statements included elsewhere in this prospectus. To management’s knowledge and belief, the accompanying prospective financial information was prepared on a reasonable basis, reflects the best currently available estimates and judgments and presents our expected course of action and our expected future financial performance. However, this information is not fact and should not be relied upon as being indicative of future results, and, therefore, readers of this prospectus are cautioned not to place undue reliance on this prospective financial information. The forecasts included in this prospectus have been prepared by, and are the responsibility of, our management. KPMG has not examined, compiled or performed any procedures with respect to the forecasts, and, accordingly, KPMG does not express an opinion or any other form of assurance with respect thereto. The KPMG report included in this prospectus relates to our historical financial information. The KPMG report does not extend to the forecasts and should not be read to do so. Please read “Risk Factors” and “Forward-Looking Statements.”

Unaudited Pro Forma Cash Available for Distribution

For each of the year ended December 31, 2012 and the twelve months ended March 31, 2013, on a pro forma basis, we would not have generated sufficient cash available for distribution to have paid the per unit quarterly distribution that we project that we will be able to pay for the twelve months ending September 30, 2014. Our pro forma cash available for distribution generated during the year ended December 31, 2012 and the twelve months ended March 31, 2013 would have been approximately $58.1 million and $114.7 million, respectively. Based on our initial cash distribution policy, this amount would have resulted in an aggregate annual distribution equal to $             per unit and $             per unit for the year ended December 31, 2012 and the twelve months ended March 31, 2013, respectively.

The pro forma cash available for distribution calculations set forth below take into account the assumption that incremental general and administrative expenses related to being a publicly traded partnership were paid during the applicable periods in which they are included. The incremental general and administrative expenses reflect our estimate of the incremental expenses that we expect to incur as a publicly traded partnership, including expenses associated with SEC reporting requirements, tax return and Schedule K-1 preparation and distribution, Sarbanes-Oxley Act compliance, listing our common units on the NYSE, independent auditor fees, legal fees, investor relations costs, registrar and transfer agent fees, directors and officers insurance and director compensation. We estimate that our incremental general and administrative expenses will be approximately $4.0 million per year; however, actual amounts could differ from this estimate and such differences could be material. The estimated incremental general and administrative expenses are reflected in our pro forma cash available for distribution but are not reflected in our unaudited pro forma condensed financial statements included elsewhere in this prospectus.

The unaudited pro forma condensed financial statements, from which pro forma cash available for distribution is derived, do not purport to present our results of operations had the Transactions contemplated below actually been completed as of the date indicated below. Furthermore, cash available for distribution is a cash concept, while our unaudited pro forma condensed financial statements have been prepared on an accrual basis. We derived the amounts of pro forma cash available for distribution stated above in the manner described in the table below. As a result, the amount of pro forma cash available for distribution should only be viewed as a general indication of the amount of cash available for distribution that we might have generated had we been formed and completed the Transactions contemplated below in earlier periods.

The following table illustrates, on a pro forma basis for the year ended December 31, 2012 and the twelve months ended March 31, 2013, the amount of cash that would have been available for distribution to our unitholders, assuming that the Transactions (as defined under “Prospectus Summary—The Transactions”) had occurred, in each case, on January 1, 2012:

OCI Partners LP

Unaudited Pro Forma Cash Available for Distribution

for the

Year Ended December 31, 2012 and the Twelve Months Ended March 31, 2013

	Pro Forma Year Ended December 31, 2012		Pro Forma Twelve Months Ended March 31, 2013
	(unaudited) (in millions, except per unit data)
Net income		$52.8		$104.8
Add:
Interest expense and other financing costs(1)		11.0		11.1
Depreciation expense		11.4		15.9
Income tax expense(2)		1.0		1.5

EBITDA(3)		$76.2		$133.3
Subtract:
Net debt service costs(4)		13.1		13.1
Income tax expense(2)		1.0		1.5
Estimated incremental general and administrative expenses(5)		4.0		4.0

Cash Available for Distribution		$58.1		$114.7

Aggregate annual distributions per unit	$		$
Number of common units

Other Information
Expansion capital expenditures(6)		194.0		116.7

(1)

Interest expense and other financing costs represent the interest expense and fees (including amortization of debt issuance costs), net of interest income, related to our borrowings. Our pro forma interest expense is based on (i) a 4.5% interest rate on the new Term Loan B, (ii) amortization of deferred financing costs and

(iii) a 0.5% commitment fee on the unused portion of the new $40.0 million intercompany revolving credit facility with OCI Fertilizer. We have assumed that OCIB did not incur any borrowings under the intercompany revolving credit facility.
(2)	Income tax expense relates to Texas margin taxes.
(3)	For a definition of the non-GAAP financial measure of EBITDA and a reconciliation of EBITDA to our most directly comparable financial measures calculated and presented in accordance with GAAP, please read “Selected Historical and Pro Forma Financial and Operating Data.”
(4)	Net debt service cost is defined as (i) cash interest expense based on an assumed 4.5% annual interest rate on the $235.0 million Term Loan B, plus (ii) required quarterly principal payments of 0.25% of the outstanding balance (equating to 1% annually), plus (iii) a 0.5% commitment fee on the unused portion of the new $40.0 million intercompany revolving credit facility. Net debt service cost excludes amortization of deferred financing costs.
(5)	Reflects an adjustment for estimated incremental general and administrative expense we expect that we will incur as a publicly traded partnership, including expenses associated with SEC reporting requirements, tax return and Schedule K-1 preparation and distribution, Sarbanes-Oxley Act compliance, listing our common units on the NYSE, independent auditor fees, legal fees, investor relations costs, registrar and transfer agent fees, directors and officers insurance and director compensation.
(6)	Expansion capital expenditures during these periods related to the upgrade of our facility and were funded with borrowings under credit facilities or intercompany debt.

Unaudited Forecasted Cash Available for Distribution

Subject to certain assumptions and assuming the board of directors of our general partner declares distributions in accordance with our cash distribution policy, we expect that our cash available for distribution for the twelve months ending September 30, 2014 will be approximately $152.5 million, or $            per unit, and we expect that our cash available for distribution for the three months ending December 31, 2014 will be approximately $64.0 million, or $             per unit. In “—Assumptions and Considerations” below, we discuss the material assumptions underlying our forecast of cash available for distribution for the twelve months ending September 30, 2014, followed by a discussion concerning the material assumptions underlying our forecast of cash available for distribution for the three months ending December 31, 2014, which will be the first full operating quarter that includes the additional production capacity resulting from the completion of our debottlenecking project. The forecasted cash available for distribution discussed below should not be viewed as management’s projection of the actual cash available for distribution that we will generate during the twelve months ending September 30, 2014 or for the three months ending December 31, 2014. We can give you no assurance that our assumptions will be realized or that we will generate any cash available for distribution during the forecast periods or otherwise, in which event we will not be able to pay cash distributions on our common units.

We do not, as a matter of course, make or intend to make public projections as to our future revenues, earnings or other results. However, our management has prepared the prospective financial information set forth below in the table entitled “OCI Partners LP Unaudited Forecasted Cash Available for Distribution for the Twelve Months Ending September 30, 2014 and the Three Months Ending December 31, 2014” to present our expectations regarding our ability to generate $152.5 million of cash available for distribution for the twelve months ending September 30, 2014 and $64.0 million of cash available for distribution for the three months ending December 31, 2014. The accompanying prospective financial information was not prepared with a view toward complying with the guidelines established by the American Institute of Certified Public Accountants with respect to prospective financial information, but, in the view of our management, was prepared on a reasonable basis, reflects the best currently available estimates and judgments and presents, to the best of management’s knowledge and belief, our expected course of action and our expected future financial performance. However, this information is not fact and should not be relied upon as being indicative of future results, and, therefore, readers of this prospectus are cautioned not to place undue reliance on this prospective financial information.

Although our management considers the assumptions and estimates underlying the prospective financial information reasonable as of the date of its preparation, such assumptions and estimates are inherently uncertain and are subject to a wide variety of risks and uncertainties, including significant business, economic and competitive risks and uncertainties described under the headings “Risk Factors” and “Forward-Looking Statements” elsewhere in this prospectus, that could cause our actual results to differ materially from those contained in the prospective financial information. Accordingly, there can be no assurance that the prospective results are indicative of our future performance or that our actual results will not differ materially from those presented in the prospective financial information. Irrespective, investors in our common units should not regard inclusion of the prospective financial information in this prospectus as a representation by any person that the results contained in the prospective financial information will be achieved.

In light of the above, the statements that we believe that we will have sufficient cash available for distribution to allow us to pay the forecasted distributions on all of our outstanding common units for the twelve months ending September 30, 2014 and for the three months ending December 31, 2014 should not be regarded as a representation by us, the underwriters or any other person that we will generate such amount of cash available for distribution or make such distributions. Therefore, you are cautioned not to place undue reliance on this information.

The following table shows how we calculate forecasted cash available for distribution for the twelve months ending September 30, 2014 and for the three months ending December 31, 2014. The assumptions that we believe are relevant to particular line items in the table below are explained in “—Assumptions and Considerations.”

The forecasts included in this prospectus have been prepared by, and are the responsibility of, our management. KPMG has not examined, compiled or performed any procedures with respect to the forecasts, and, accordingly, KPMG does not express an opinion or any other form of assurance with respect thereto. The KPMG report included in this prospectus relates to our historical financial information. The KPMG report does not extend to the forecasts and should not be read to do so.

OCI Partners LP

Unaudited Forecasted Cash Available for Distribution

for the Twelve Months Ending September 30, 2014 and the Three Months Ending December 31, 2014

The following table illustrates the amount of cash that we estimate we will generate for each calendar quarter in the twelve months ending September 30, 2014 and for the three months ending December 31, 2014 that would be available for distribution to our unitholders. All of the amounts in the table below are estimates.

	Three Months Ending				Twelve Months Ending	Three Months Ending
	December 31, 2013	March 31, 2014	June 30, 2014	September 30, 2014	September 30, 2014	December 31, 2014
	(in millions)
Revenues	$100.5	$99.3	$100.9	$65.8	$366.5	$135.6
Cost of goods sold (exclusive of depreciation)	45.4	44.5	45.0	27.5	162.4	59.5
Depreciation expense	5.3	5.4	5.6	5.8	22.1	8.3
Selling, general and administrative expenses(1)	4.8	4.8	4.8	4.8	19.2	4.8

Income (loss) from operations before interest and tax expense	45.0	44.6	45.5	27.7	162.8	63.0
Net interest expense	2.7	2.7	2.7	3.1	11.2	2.7
Other income	0.1	0.1	0.1	0.1	0.4	0.1

Income before tax expense	42.4	42.0	42.9	24.7	152.0	60.4
Income tax expense	0.5	0.5	0.5	0.3	1.8	0.7

Net income	$41.9	$41.5	$42.4	$24.4	$150.2	$59.7

Adjustments to reconcile net income to EBITDA:
Add (Subtract):
Net interest expense and other financing costs(2)	2.6	2.6	2.6	3.1	10.9	2.6
Depreciation and amortization	5.3	5.4	5.6	5.8	22.1	8.3
Income tax expense	0.5	0.5	0.5	0.3	1.8	0.7

EBITDA(3)	$50.3	$50.0	$51.1	$33.6	$185.0	$71.3

Adjustments to reconcile EBITDA to cash available for distribution:
Subtract:
Net debt service costs(4)	3.2	3.2	3.2	3.2	12.8	3.2
Income tax expense(5)	0.5	0.5	0.5	0.3	1.8	0.7
Debottlenecking project capital expenditures(6)	11.9	27.1	27.8	66.1	132.9	—
Other expansion capital expenditures(7)	5.9	6.0	8.2	3.7	23.8	1.9
Actual maintenance capital expenditures	1.2	1.1	1.2	17.4	20.9	—
Turnaround and related expenses reserves	1.5	1.5	1.5	1.5	6.0	1.5
Add:
Net proceeds from this offering to fund debottlenecking project capital expenditures	11.9	27.1	27.8	66.1	132.9	—
Cash reserves to fund actual turnaround and related expenses and other expansion capital projects(8)	7.1	7.1	9.4	9.2	32.8	—

Cash Available for Distribution	$45.1	$44.8	$45.9	$16.7	$152.5	$64.0

(1)	Selling, general and administrative expenses includes an adjustment of $4.0 million for estimated incremental general and administrative expense we expect that we will incur as a publicly traded partnership, including expenses associated with SEC reporting requirements, tax return and Schedule K-1 preparation and distribution, Sarbanes-Oxley Act compliance, listing our common units on the NYSE, independent auditor fees, legal fees, investor relations costs, registrar and transfer agent fees, directors and officers insurance and director compensation.

(2)	Net interest expense and other financing costs represent the interest expense and fees (including amortization of debt issuance costs), net of interest income and amounts capitalized, related to our borrowings. Forecasted interest expense is based on (i) a 4.5% interest rate on the new Term Loan B, (ii) amortization of deferred financing costs and (iii) a 0.5% commitment fee on the unused portion of the new $40.0 million intercompany revolving credit facility. We have assumed that OCIB will not incur any borrowings under the intercompany revolving credit facility.
(3)	For a definition of the non-GAAP financial measure of EBITDA and a reconciliation of EBITDA to our most directly comparable financial measures calculated and presented in accordance with GAAP, please read “Selected Historical and Pro Forma Financial and Operating Data.”
(4)	Net debt service cost is defined as (i) cash interest expense based on an assumed 4.5% annual interest rate on the $235.0 million Term Loan B, plus (ii) required quarterly principal payments of 0.25% of the outstanding balance (equating to 1% annually) of the Term Loan B, plus (iii) a 0.5% commitment fee on the unused portion of the new $40.0 million intercompany revolving credit facility. Net debt service cost excludes amortization of deferred financing costs.
(5)	Income tax expense relates to Texas margin taxes.
(6)	Debottlenecking project capital expenditures relate to costs expected to be incurred after the completion of this offering for our debottlenecking project that will be funded with a portion of the net proceeds from this offering.
(7)	Other expansion capital expenditures relate to other budgeted capital projects that will be funded with turnaround and related expenses reserves and a portion of the net proceeds from this offering. Other than the expansion capital expenditures we intend to fund with the net proceeds from this offering, we expect to finance substantially all of our growth externally with commercial bank or intercompany borrowings or by issuances of debt or equity securities.
(8)	Cash reserves include a portion of the net proceeds from this offering and turnaround and related expenses reserves.

Assumptions and Considerations

Based upon the specific assumptions outlined below with respect to the twelve months ending September 30, 2014, we estimate that we would generate EBITDA and cash available for distribution in an amount sufficient to allow us to distribute an aggregate of $152.5 million, or $             per unit, on all of our outstanding common units, for the twelve months ending September 30, 2014. Based upon the specific assumptions outlined below with respect to the three months ending December 31, 2014, we estimate that we would generate EBITDA and cash available for distribution in an amount sufficient to allow us to distribute an aggregate of $64.0 million, or $             per unit on all of our outstanding common units, for the three months ending December 31, 2014. If we have cash available for distribution, our first distribution will take place following the first full quarter after the completion of this offering and will include cash available for distribution with respect to the period beginning on the closing date of this offering and ending on the last day of the first full quarter ending after the completion of this offering.

Basis of Presentation

The accompanying financial forecasts and summary of significant forecast assumptions of OCI Partners LP present the forecasted results of operations of OCI Partners LP for the twelve months ending September 30, 2014 and for the three months ending December 31, 2014, assuming that the Transactions (as defined under “Prospectus Summary—The Transactions”) had occurred on October 1, 2013.

Summary of Significant Forecast Assumptions

Our Operating Days. For the twelve months ending September 30, 2014, we estimate that we will have 310 operating days for both our methanol and ammonia production units, which includes an estimated 40-day shutdown period in connection with our debottlenecking project and maintenance turnaround scheduled to occur in August and September of 2014. During the year ended December 31, 2012, our methanol and ammonia production units were in operation for 138 days and 340 days, respectively. Our newly renovated facility began ammonia production in December 2011 and began methanol production in July 2012 (with no significant methanol production until August

2012). We did not achieve maximum daily production rates at our current capacity until the fourth quarter of 2012, after an approximate 20-month start-up phase. During the fourth quarter of 2012, the last quarter of our start-up phase, our methanol and ammonia production units were in operation for 78 days and 88 days, respectively. Following the conclusion of our start-up phase, during the period from January 1, 2013 through June 30, 2013, our methanol and ammonia production units were in operation for 180 days and 165 days, respectively.

Revenues. We estimate revenues based on a forecast of future methanol and ammonia netback prices (assuming that purchasers will pay shipping costs), multiplied by the number of metric tons we estimate we will sell during the forecast period.

Based on these assumptions, we estimate our revenues for the twelve months ending September 30, 2014 will be approximately $366.5 million. Our revenues for the year ended December 31, 2012 and the twelve months ended March 31, 2013, on a pro forma basis, were approximately $224.6 million and $310.3 million, respectively. We estimate that we will sell 604,295 metric tons of methanol during the twelve months ending September 30, 2014 at an average netback price of $385 per ton, for revenues of approximately $232.5 million. We sold 252,230 metric tons of methanol at an average netback price of $380 per ton for revenues of approximately $95.7 million for the year ended December 31, 2012. We sold 411,790 metric tons of methanol at an average netback price of $391 per ton for revenues of approximately $161.1 million for the twelve months ended March 31, 2013 on a pro forma basis. We expect that sales volumes for methanol during the twelve months ending September 30, 2014 will be higher than for the year ended December 31, 2012 and the twelve months ended March 31, 2013, on a pro forma basis, primarily as a result of continued robust demand for methanol throughout the twelve months ending September 30, 2014 and increased operating days due to our methanol production unit operating at maximum daily production rates for the full period. The average netback price estimate for methanol during the twelve months ending September 30, 2014 was determined by management based on price estimates by our marketing group and data received from industry consultants, including Jim Jordan.

We estimate that we will sell 229,335 metric tons of ammonia during the twelve months ending September 30, 2014 at an average netback price of $584 per ton, for revenues of approximately $134.0 million. We generally sell ammonia under month-to-month contracts. Ammonia sales are generally priced at a fixed absolute discount to the CFR Tampa index during the month of delivery. Historically, ammonia prices have been seasonal, as the primary driver of demand for ammonia is fertilizer use, which typically results in ammonia prices rising during the fertilizer application seasons. Over the past two years, this trend has not been evident in our markets, with prices remaining strong throughout the year. We sold 221,820 metric tons of ammonia at an average netback price of $581 per ton for revenues of approximately $129.0 million for the year ended December 31, 2012. We sold 241,170 metric tons of ammonia at an average netback price of $619 per ton for revenues of approximately $149.0 million for the twelve months ended March 31, 2013, on a pro forma basis. We expect that sales volumes for ammonia during the twelve months ending September 30, 2014 will be higher than for the year ended December 31, 2012 and the twelve months ended March 31, 2013, on a pro forma basis, primarily due to continued robust demand for ammonia throughout the twelve months ending September 30, 2014 and increased operating days due to our ammonia production unit operating at maximum daily production rates for the full period. The average netback price estimate for ammonia during the twelve months ending September 30, 2014 was determined by management based on price estimates generated by our marketing group and data received from industry consultants in the fertilizer industry, including Blue Johnson.

Holding all other variables constant, we expect that a $50.00 change in the forecasted price per ton of methanol would change our forecasted cash available for distribution by approximately $25.9 million for the twelve months ending September 30, 2014. For the first three months of 2013, the average realized price of methanol was $409 per ton. Holding all other variables constant, we estimate that a $50.00 change in the forecasted price per ton of ammonia would change our forecasted cash available for distribution by approximately $11.6 million for the twelve months ending September 30, 2014. For the first three months of 2013, the average realized price of ammonia was $641 per ton.

Cost of Goods Sold (Exclusive of Depreciation). Our cost of goods sold (exclusive of depreciation) consists of costs related to the production of methanol and ammonia. Raw material purchases, such as natural gas and hydrogen, represent the largest component of our total cost of goods sold (exclusive of depreciation). For the three months ended March 31, 2013, natural gas feedstock costs represented approximately 55.5% of our total cost of goods sold (exclusive of depreciation) (or approximately 77.8% of our variable cost of goods sold (exclusive of depreciation)). Our remaining cost of goods (exclusive of depreciation) sold typically consists of purchases of hydrogen and nitrogen feedstock, as well as monthly fixed charges related to labor, maintenance and utilities expenditures. Based on our forecasted revenues, as well as the other assumptions discussed below, we estimate that our total cost of goods sold (exclusive of depreciation) for the twelve months ending September 30, 2014 will be approximately $162.4 million. Our total cost of goods sold (exclusive of depreciation) for the year ended December 31, 2012 was $133.4 million. Our total cost of goods sold (exclusive of depreciation) for the twelve months ended March 31, 2013 was approximately $162.1 million, on a pro forma basis. We expect our total cost of goods sold (exclusive of depreciation) for the twelve months ending September 30, 2014 to be higher than for the year ended December 31, 2012 and the twelve months ended March 31, 2013, on a pro forma basis, due to our facility operating at maximum daily production rates for the full period.

Prior to the start-up of our methanol production unit in July 2012, we purchased and sold methanol to meet sales commitments to our customers and to take advantage of opportunities that we identified in the market. Such purchases of procured methanol were included in our total cost of goods sold (exclusive of depreciation). We did not purchase any methanol after the start-up of our methanol production unit through June 30, 2013, and we have assumed that we will not engage in methanol trading activities during the twelve months ending September 30, 2014.

We estimate that our total natural gas expense for the twelve months ending September 30, 2014 will be approximately $111.0 million assuming consumption of 26.1 million MMBtu of natural gas and an average price of $4.25 per MMBtu during the twelve months ending September 30, 2014. Our total natural gas costs included in cost of goods sold (exclusive of depreciation) for the year ended December 31, 2012 was $28.6 million based on consumption of 9.4 million MMBtu at an average natural gas price of $3.05 per MMBtu, compared to $2.75 per MMBtu Henry Hub natural gas prices over this same period. Our total natural gas costs included in cost of goods sold (exclusive of depreciation) for the twelve months ended March 31, 2013, on a pro forma basis, was approximately $54.1 million based on consumption of 17.3 MMBtu at an average natural gas price of $3.13 per MMBtu, compared to $3.00 per MMBtu Henry Hub natural gas prices over this same period. Holding all other variables constant, we estimate that a $1.00 change per MMBtu in the forecasted price of natural gas (and the resulting effect on our hydrogen price formula) would change our forecasted cash available for distribution by approximately $29.0 million for the twelve months ending September 30, 2014.

The hydrogen needed for our ammonia production is primarily supplied from our methanol production process. However, we also purchase additional hydrogen from nearby suppliers to maximize our ammonia utilization rate. Based on our forecasted operational assumptions, we estimate that our hydrogen expense for the twelve months ending September 30, 2014 will be approximately $23.1 million for 8.1 MMscf purchased from nearby suppliers. Our total hydrogen costs included in cost of goods sold (exclusive of depreciation) for the year ended December 31, 2012 were approximately $36.3 million for 11.5 MMscf, and $28.9 million for 9.4 MMscf for the twelve months ended March 31, 2013, on a pro forma basis.

We estimate that our nitrogen costs for ammonia production for the twelve months ending September 30, 2014 will be approximately $3.4 million, assuming consumption of 5.6 MMscf for the production of 229,335 metric tons of ammonia. Our total nitrogen costs included in cost of goods sold (exclusive of depreciation) for the year ended December 31, 2012 were $3.4 million for 5.4 MMscf. For the twelve months ended March 31, 2013, on a pro forma basis, our nitrogen costs included in cost of goods sold (exclusive of depreciation) included $4.1 million for 5.8 MMscf. We estimate that our labor and operational maintenance costs for the twelve months ending September 30, 2014 will be approximately $18.0 million. Our total labor and maintenance costs included in cost of goods sold (exclusive of depreciation) for the year ended December 31, 2012 and the twelve months ended

March 31, 2013, on a pro forma basis, were $15.5 million and $19.1 million, respectively. In connection with this offering, we, our general partner and OCI (or its affiliate) will enter into an omnibus agreement pursuant to which OCI (or its affiliate) will agree to provide us with labor and operational services related to operating our facility and we will reimburse OCI (or its affiliate) for the provision of such services. Please read “Certain Relationships and Related Party Transactions—Our Agreements with OCI—Omnibus Agreement.”

Depreciation Expense. We estimate that depreciation for the twelve months ending September 30, 2014 will be approximately $22.1 million compared to $11.4 million for the year ended December 31, 2012 and $15.9 million for the twelve months ended March 31, 2013, on a pro forma basis.

Selling, General and Administrative Expenses. Selling, general and administrative expenses consist primarily of direct and allocated compensation, legal, treasury, accounting, marketing and human resources expenses and expenses related to maintaining our corporate offices in Nederland, Texas. Incremental general and administrative expenses will consist of all incremental expenses attributable to our administration as a publicly traded partnership. Incremental general and administrative expenses include, but are not limited to, expenses associated with SEC reporting requirements, tax return and Schedule K-1 preparation and distribution, Sarbanes-Oxley Act compliance, listing our common units on the NYSE, independent auditor fees, legal fees, investor relations costs, registrar and transfer agent fees, directors and officers insurance and director compensation. We estimate that we will incur a total of $4.0 million in incremental general and administrative expenses for the twelve months ending September 30, 2014. We estimate that our selling, general and administrative expenses will be approximately $19.2 million for the twelve months ending September 30, 2014. Selling, general and administrative expense for the year ended December 31, 2012 and the twelve months ended March 31, 2013, on a pro forma basis, were approximately $15.0 million for both periods.

Under the terms of the omnibus agreement, OCI (or its affiliate) will agree to provide us with selling, general and administrative services, and we will pay to OCI (or its affiliate) a fixed annual fee of $15.0 million for the provision of such services, which amount excludes approximately $4.0 million of estimated incremental general and administrative expenses that we expect to incur as a result of being a publicly traded partnership. Please read “Certain Relationships and Related Party Transactions—Our Agreements with OCI—Omnibus Agreement.”

Net Interest Expense and Net Debt Service Costs. Net interest expense and net debt service costs includes interest expense, interest income and other financing costs. As part of the Transactions, we intend to repay in full and retire the Term B-1 Loan and all of OCIB’s approximate $170.5 million of intercompany debt with OCI Fertilizer and related fees and expenses. Please read “Use of Proceeds.” We expect to have $235.0 million of borrowings outstanding under our new Term Loan B at the completion of this offering, excluding unamortized debt discount. We expect the new Term Loan B will bear an interest rate of 4.5%, with a term of 6.5 years. Principal payments on the loan will be paid at 0.25% quarterly of the initial outstanding principal balance (equating to 1% annually) of the new Term Loan B until maturity and the remaining principal balance will be payable in 2020. We also expect that OCIB will enter into a new $40.0 million intercompany revolving credit facility with OCI Fertilizer. We expect the new intercompany revolving credit facility will have a term of seven years and carry an annual 0.5% commitment fee on the unused portion of the credit facility. We have assumed that OCIB will not incur any borrowings under the intercompany revolving credit facility. We do not expect to incur any additional indebtedness during the twelve months ending September 30, 2014. We estimate that net interest expense for the twelve months ending September 30, 2014 will be approximately $10.8 million, compared to $11.0 million for the year ended December 31, 2012 and $11.2 million for the twelve months ended March 31, 2013, on a pro forma basis. We estimate that net debt service costs for the twelve months ending September 30, 2014 will be approximately $12.8 million compared to $13.1 million for both the year ended December 31, 2012 and the twelve months ended March 31, 2013, on a pro forma basis. Net interest expense includes amortization of deferred financing costs, which have been excluded from net debt service costs.

Net debt service costs also include the required quarterly principal payments of 0.25% (equating to $2.4 million or 1% of the initial outstanding principal balance annually of the new Term Loan B) which is excluded from net interest expense.

Income Taxes. As a limited partnership, we expect that we will pay no federal income tax during the twelve months ending September 30, 2014. We estimate that we will pay approximately $1.8 million in Texas margin tax during the twelve months ending September 30, 2014, which is included in income tax expense.

Expansion Capital Expenditures. Expansion capital expenditures are incurred for capital improvements that we expect will increase our production capacity, operating income or asset base over the long term. We are in the early stages of a debottlenecking project on our production facility that is expected to increase our annual methanol production capacity by approximately 182,500 metric tons, or approximately 25%, and increase our annual ammonia production capacity by approximately 40,000 metric tons, or approximately 15%. We expect that the debottlenecking project will be completed in the second half of 2014 and currently estimate the total cost of the project will be approximately $150 million (including costs associated with a turnaround and environmental upgrades). The forecast for the twelve months ending September 30, 2014 does not include revenue from any increase in production resulting from the debottlenecking project. We estimate that we will incur a total of $156.7 million in expansion capital expenditures for the twelve months ending September 30, 2014, including expenditures of $132.9 million related to our debottlenecking project. The remaining $23.8 million of expansion capital expenditures will be spent on various other budgeted capital projects to help improve our operational efficiency and expand our customer accessibility. We will retain a portion of the net proceeds from this offering to fund any of these expenditures incurred after the completion of this offering. Our expansion capital expenditures during the year ended December 31, 2012 and for the twelve months ended March 31, 2013 related to the upgrade of our facility, which was funded by debt borrowings under credit facilities and intercompany debt. Other than the expansion capital expenditures we intend to fund with the net proceeds from this offering, we expect to finance substantially all of our growth externally with commercial bank or intercompany borrowings or by issuances of debt or equity securities.

Maintenance Capital Expenditures. Maintenance capital expenditures are capital expenditures (including expenditures for the addition or improvement to, or the replacement of, our capital assets or for the acquisition of existing, or the construction or development of new, capital assets) made to maintain, including over the long term, our production capacity, operating income or asset base, or to comply with environmental, health, safety or other regulations. Maintenance capital expenditures that are required to comply with regulations may also improve the output, efficiency or reliability of our facility. We estimate that we will incur a total of $20.9 million in maintenance capital expenditures for the twelve months ending September 30, 2014 related to the scheduled maintenance turnaround.

Turnaround and Related Expenses Reserves. In advance of scheduled turnarounds at our facility, the board of directors of our general partner intends to elect to reserve amounts to fund expenditures and working capital requirements associated with such scheduled turnarounds. Such a decision by the board of directors may have an adverse impact on the cash available for distribution in the quarter(s) in which the reserves are withheld and a corresponding mitigating impact on the future quarter(s) in which the reserves are utilized.

We estimate total turnaround expense at approximately $24.0 million over a four-year turnaround cycle. Therefore, we estimate reserving approximately $6.0 million of cash available for distribution for turnaround expense over the twelve months ending September 30, 2014. Expected turnaround expense for the twelve months ending September 30, 2014 is approximately $20.9 million, all of which is attributed to the major turnaround scheduled for 2014 in connection with our debottlenecking project. We are still finalizing our planning for this turnaround, but we have assumed for purposes of the forecast that we will shut down the facility for 40 days during the months of August and September 2014 to complete this turnaround. However, this assumption is subject to change as we complete our turnaround planning.

Three Months Ending December 31, 2014 and the Effect of Our Debottlenecking Project. Following an approximate 40-day shutdown of our facility in August and September 2014 for the completion of the debottlenecking project, we expect to have a full operating quarter with the incremental capacity during the three months ending December 31, 2014. Our daily production capacity for methanol is expected to increase from 2,000 metric tons per day to 2,500 metric tons per day, while our ammonia capacity is expected to increase from 726 metric tons per day to 835 metric tons per day. During the three months ending December 31, 2014, we estimate that we will have 92 operating days for both our methanol and ammonia production units. We estimate that we will sell 239,150 metric tons of methanol during the three months ending December 31, 2014 at an average netback price of $379 per ton, for revenues of approximately $90.7 million. We estimate that we will sell 76,811 metric tons of ammonia during the three months ending December 31, 2014 at an average netback price of $585 per ton, for revenues of approximately $44.9 million. Based on these assumptions, we estimate our revenues for the three months ending December 31, 2014 will be approximately $135.6 million. Our variable costs, such as natural gas, hydrogen and nitrogen, are expected to increase linearly with our expansion of production. However, we do not expect to incur any significant additional fixed costs such as labor, utilities and selling, general and administrative expenses with the completion of the debottlenecking project. Based on our forecasted revenues, as well as the other assumptions discussed above, we estimate that our total cost of goods sold (exclusive of depreciation) for the three months ending December 31, 2014 will be approximately $59.5 million. We estimate that after having completed our debottlenecking project, and based on the assumptions discussed above, we would generate cash available for distribution of $64.0 million for the three months ending December 31, 2014.

Regulatory, Industry and Economic Factors. Our forecasts for the twelve months ending September 30, 2014 and for the three months ending December 31, 2014 are based on the following assumptions related to regulatory, industry and economic factors:

•	no material nonperformance or credit-related defaults by suppliers, customers or vendors;

•	no new regulation or interpretation of existing regulations that, in either case, would be materially adverse to our business;

•	no material accidents, weather-related incidents, floods, unscheduled turnarounds or other downtime or similar unanticipated events;

•	no material adverse change in the markets in which we operate resulting from substantially higher natural gas or electricity prices or reduced demand for our products;

•	no material decreases in the prices we receive for our products; and

•	no material changes in domestic or global agricultural markets or overall domestic or global economic conditions.

Actual regulatory, industry and economic conditions may differ materially from those anticipated in this section as a result of a number of factors, including, but not limited to, those set forth under “Risk Factors” and “Forward-Looking Statements.”

HOW WE MAKE CASH DISTRIBUTIONS

General

Upon the completion of this offering, the board of directors of our general partner will adopt a policy to distribute 100% of the cash available for distribution that we generate each quarter to unitholders of record on a pro rata basis. Within 45 days after the end of each quarter, beginning with the first full quarter following the closing date of this offering, we expect to make distributions, as determined by the board of directors of our general partner, to unitholders of record on the applicable record date.

Common Units Eligible for Distributions

Upon the completion of this offering, we will have             common units outstanding. Each common unit will be allocated a portion of our income, gain, loss, deduction and credit on a pro-rata basis, and each common unit will be entitled to receive distributions (including upon liquidation) in the same manner as each other common unit.

Method of Distributions

We intend to make cash distributions pursuant to our general partner’s determination of the amount of cash available for distribution for the applicable quarter, which we will then distribute to our unitholders, pro rata; provided, however, that we may change this policy at any time and our partnership agreement allows us to issue an unlimited number of additional equity interests of equal or senior rank as to distributions. Our partnership agreement permits us to borrow to make distributions, but we are not required, and do not intend, to borrow to pay quarterly distributions. Accordingly, there is no guarantee that we will pay any distribution on our common units in any quarter. We do not have a legal obligation to pay distributions, and the amount of distributions paid under our cash distribution policy and the decision to make any distribution is determined by the board of directors of our general partner. We expect that the agreements governing our indebtedness will restrict our ability to make cash distributions. Please read “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Credit Facilities” for a discussion of provisions contained in the agreements governing our debt agreements that restrict our ability to make cash distributions.

General Partner Interest

Upon the completion of this offering, our general partner will own a non-economic general partner interest in us and, therefore, will not be entitled to receive cash distributions. However, OCI USA, an indirect wholly owned subsidiary of OCI that owns all of the outstanding member interests in our general partner, will own              common units upon the completion of this offering and may acquire additional common units and other equity interests in the future and will be entitled to receive pro rata distributions therefrom.

SELECTED HISTORICAL AND PRO FORMA FINANCIAL AND OPERATING DATA

The selected historical financial information presented below under the caption “Statements of Operations Data” and “Cash Flows Data” for the years ended December 31, 2012 and 2011 and the selected historical financial information presented below under the caption “Balance Sheets Data” as of December 31, 2012 and 2011 have been derived from OCIB’s audited financial statements included elsewhere in this prospectus, which financial statements have been audited by KPMG LLP, an independent registered public accounting firm.

The selected historical financial information presented below under the caption “Statements of Operations Data” and “Cash Flows Data” for the three months ended March 31, 2013 and 2012 and the selected financial data presented below under the caption “Balance Sheets Data” as of March 31, 2013 have been derived from OCIB’s unaudited financial statements included in this prospectus which, in the opinion of management, include all adjustments, consisting of only normal, recurring adjustments, necessary for the fair presentation of the results for the unaudited interim periods.

The selected unaudited pro forma condensed statements of operations data presented for the year ended December 31, 2012 and the three months ended March 31, 2013 assumes that the Transactions occurred as of January 1, 2012, and the unaudited pro forma condensed balance sheet data as of March 31, 2013 assumes that the Transactions occurred as of March 31, 2013. The selected unaudited pro forma condensed financial information is derived from our unaudited pro forma condensed financial statements included elsewhere in this prospectus. The pro forma condensed financial data is not comparable to our historical financial data. A more complete explanation of the pro forma condensed financial data can be found in our unaudited pro forma condensed financial statements and accompanying notes included elsewhere in this prospectus. Neither the pro forma condensed statements of operations data nor the pro forma condensed balance sheet data include estimates of the incremental costs of operating as a publicly traded limited partnership.

For a detailed discussion of the selected historical financial information and operating data contained in the following table, please read “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” The following table should also be read in conjunction with “Use of Proceeds” and our audited and unaudited historical financial statements and our unaudited pro forma condensed financial statements included elsewhere in this prospectus. Among other things, the historical and unaudited pro forma condensed financial statements include more detailed information regarding the basis of presentation for the information in the following table.

	Historical				Pro Forma
	Three months ended March 31,		Year ended December 31,		Three months ended March 31,	Year ended December 31,
	2013	2012	2012	2011	2013	2012
(dollars and metric tons in thousands)	(unaudited)				(unaudited)

Statements of Operations Data:
Revenues(1)	$112,161	$26,492	$224,629	$—	$112,161	$224,629
Cost of goods sold (exclusive of depreciation)	45,952	17,294	133,430	—	45,952	133,430
Expenses:
Depreciation expense	5,512	966	11,355	—	5,512	11,355
Selling, general and administrative	8,098	3,479	14,980	236	3,750	15,000

Income (loss) from operations before interest expense, other income and income tax expense	52,599	4,753	64,864	(236)	56,947	64,844
Interest expense	2,259	—	5,718	—	2,688	10,962
Interest expense – related party	4,411	—	6,469	—	50	200
Other income	9	159	202	523	9	202

Income before income tax expense	45,938	4,912	52,879	287	54,218	53,884
Income tax expense	474	47	1,048	—	474	1,048

Net income	$45,464	$4,865	$51,831	$287	$53,744	$52,836

Net income per common unit (basic and diluted)
Common units outstanding (basic and diluted)
Cash Flows Data:
Net cash provided by (used in):
Operating activities	$(15,824)	$(4,842)	$74,657	$(5,252)
Investing activities	(6,481)	(83,752)	(193,965)	(130,214)
Financing activities	—	91,000	159,982	136,500
Balance Sheets Data (at period end):
Cash and cash equivalents	$19,403		$41,708	$1,034	$159,618
Total assets	420,411		405,345	154,682	494,643
Total liabilities	318,829		349,227	150,395	255,009
Member’s equity	101,582		56,118	4,287
Member’s equity / partners’ capital (including offering proceeds)					239,634
Member’s equity / partners’ capital (excluding offering proceeds)(2)					(206,616)
Other Financial Data:
EBITDA(3)	$58,111	$5,719	$76,219	$(236)	$62,459	$76,199
Capital expenditures for property, plant and equipment	6,481	83,752	193,965	130,214
Total debt (excluding accrued interest)	295,482		295,482	132,500	232,650
Key Operating Data:
Production (metric tons)
Methanol	176.5	—	275.0	—
Ammonia	64.5	42.8	213.0	21.0

(1)	Our ammonia production unit commenced production in December 2011, and our methanol production unit commenced production in July 2012. Although we began producing ammonia in December 2011, we did not sell the produced ammonia volumes until January 2012 in order to build inventories.
(2)	Member’s equity/partners’ capital (excluding offering proceeds) gives effect to the Transactions that have taken place or will take place in connection with this offering, except for the issuance and sale of common units in this offering and our expected use of the net proceeds therefrom. Please read “Prospectus Summary—The Transactions” and “Use of Proceeds.” Please also read the unaudited pro forma condensed balance sheet as of March 31, 2013 beginning on page F-3.
(3)	EBITDA is defined as net income plus interest expense and other financing costs, depreciation and income tax expense, net of interest income.

EBITDA is used as a supplemental financial measure by management and by external users of our financial statements, such as investors and commercial banks, to assess:

•	the financial performance of our assets without regard to financing methods, capital structure or historical cost basis; and

•	our operating performance and return on invested capital compared to those of other publicly traded partnerships, without regard to financing methods and capital structure.

EBITDA should not be considered an alternative to net income, operating income, net cash provided by operating activities or any other measure of financial performance or liquidity presented in accordance with GAAP. EBITDA may have material limitations as a performance measure because it excludes items that are necessary elements of our costs and operations. In addition, EBITDA presented by other companies may not be comparable to our presentation because each company may define that term differently.

	Historical				Pro Forma
	Three months ended March 31,		Year ended December 31,		Three months ended March 31,	Year ended December 31,
	2013	2012	2012	2011	2013	2012
(dollars in thousands)	(unaudited)				(unaudited)
Net income	$45,464	$4,865	$51,831	$287	$53,744	$52,836
Add:
Interest expense, net	2,250	(159)	5,516	(523)	2,679	10,760
Interest expense – related party	4,411	—	6,469	—	50	200
Depreciation expense	5,512	966	11,355	—	5,512	11,355
Income tax expense	474	47	1,048	—	474	1,048

EBITDA	$58,111	$5,719	$76,219	$(236)	$62,459	$76,199

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with the historical financial statements and notes included elsewhere in this prospectus. Among other things, those historical financial statements include more detailed information regarding the basis of presentation for the following information. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those discussed below. Factors that could cause or contribute to such differences include, but are not limited to, those identified below and those discussed in the sections entitled “Risk Factors” and “Forward-Looking Statements” and elsewhere in this prospectus.

Overview

We are a Delaware limited partnership formed in February 2013 to own and operate a recently upgraded, integrated methanol and ammonia production facility that is strategically located on the Texas Gulf Coast near Beaumont. We are currently the largest merchant methanol producer in the United States with an annual methanol production capacity of approximately 730,000 metric tons and an annual ammonia production capacity of approximately 265,000 metric tons, and we are in the early stages of a debottlenecking project that will increase our annual methanol production capacity by 25% to approximately 912,500 metric tons and our annual ammonia production capacity by 15% to approximately 305,000 metric tons. Given our advantageous access and connectivity to customers and attractively priced natural gas feedstock supplies, we believe that we are one of the lowest-cost producers of methanol and ammonia in our markets and intend to capitalize on our competitive position to maximize our cash flow. We believe that the prospects for our methanol and ammonia business will remain positive for the foreseeable future because of growing U.S. and global demand for methanol and ammonia, our continued access to attractively priced natural gas feedstock, the United States’ current position as a net importer of both methanol and ammonia and our competitive position in our markets.

Both methanol and ammonia are global commodities that are essential building blocks for numerous end-use products. Methanol is a liquid petrochemical that is used in a variety of industrial and energy-related applications. Methanol is used in industrial applications to produce adhesives used in manufacturing wood products, such as plywood, particle board and laminates, resins to treat paper and plastic products, paint and varnish removers, solvents for the textile industry and polyester fibers for clothing and carpeting. Methanol is also used outside of the United States as a direct fuel for automobile engines, as a fuel blended with gasoline and as an octane booster in reformulated gasoline. In the United States, ammonia is primarily used as a feedstock to produce nitrogen fertilizers, such as urea and ammonium sulfate, and is also directly applied to soil as a fertilizer. In addition, ammonia is widely used in industrial applications, particularly in the Texas Gulf Coast market, including in the production of plastics, synthetic fibers, resins and numerous other chemical compounds.

We acquired our facility (which had been idled by the previous owners since 2004) in May 2011, commenced an upgrade that was completed in July 2012 and began operating our facility at full capacity in the fourth quarter of 2012. Our newly renovated facility began ammonia production in December 2011 and began methanol production in July 2012 (with no significant methanol production until August 2012), with revenues first generated from ammonia sales in the first quarter of 2012 and from methanol sales in the third quarter of 2012. For the three months ended March 31, 2013, our net income and EBITDA, on a pro forma basis, were approximately $53.7 million and $62.5 million, respectively. For the year ended December 31, 2012, our net income and EBITDA were approximately $51.8 million and $76.2 million, respectively. Subject to certain assumptions, we expect our net income and EBITDA to be approximately $150.2 million and $185.0 million, respectively, for the twelve months ending September 30, 2014. For a reconciliation of EBITDA to net income and the assumptions used in our forecast of our net income and EBITDA for the twelve months ending September 30, 2014, please read “Prospectus Summary—Summary Historical and Pro Forma Financial and Operating Data” and “Our Cash Distribution Policy and Restrictions on Distributions—Unaudited Forecasted Cash Available for Distribution.”

Key Industry Factors

Supply and Demand

Revenues and cash flow from operations are significantly affected by methanol and ammonia prices. The price at which we ultimately sell our methanol and ammonia depends on numerous factors, including the global supply and demand for methanol and ammonia.

Methanol. Historically, demand for methanol in chemical derivatives has been closely correlated to levels of global economic activity and industrial production. Because methanol derivatives are used extensively in the building industry, demand for these derivatives rises and falls with building and construction cycles, as well as the level of production of wood products, housing starts, refurbishments and related customer spending. Demand for methanol is also affected by automobile production, durable goods production, industrial investment and environmental and health trends. Lower natural gas prices and improving economic conditions have recently resulted in an increase in methanol supply in the United States, with domestic annual production capacity expected to be 6.2 million metric tons by the end of 2016.

Ammonia. Approximately 95% of global ammonia production is utilized for downstream products, including nitrogen fertilizers. In the United States, there is a meaningful correlation between demand for nitrogen fertilizer products and crop prices. High crop prices incentivize farmers to increase fertilizer application in order to maximize crop yields. Thus, high crop prices tend to buoy fertilizer demand, resulting in higher demand for ammonia. Since 1970, the number of ammonia producers in North America and the Caribbean has declined from 63 to 20, largely driven by market consolidation through mergers and acquisitions. This market consolidation has resulted in a marketplace characterized by a disciplined and rational supplier base.

Natural Gas Prices

The primary feedstock that we use to produce methanol and ammonia is natural gas. Operating at full capacity, our methanol and ammonia production units together require approximately 84,000 MMBtu per day of natural gas. For the three months ended March 31, 2013, natural gas feedstock costs represented approximately 55.5% of our total cost of goods sold (exclusive of depreciation) (or approximately 77.8% of our variable cost of goods sold (exclusive of depreciation)). Accordingly, our profitability depends in large part on the price of our natural gas feedstock. In recent years, increased natural gas production from shale formations in the United States has increased domestic supplies of natural gas, resulting in a relatively low natural gas price environment. As a result, the competitive position of U.S. methanol and ammonia producers has been positively impacted relative to the methanol and ammonia competitive position of producers outside of the United States where the natural gas price environment is generally higher.

We have connections to one major interstate and three major intrastate natural gas pipelines that provide us access to significantly more natural gas supply than our facility requires and flexibility in sourcing our natural gas feedstock. We currently source natural gas from DCP Midstream and Kinder Morgan. In addition, we have recently connected our facility to a natural gas pipeline owned by Florida Gas Transmission and a natural gas pipeline owned by Houston Pipe Line Company. We believe that we have ready access to an abundant supply of natural gas for the foreseeable future due to our location and connectivity to major natural gas pipelines.

During the year ended December 31, 2012, we spent approximately $28.6 million on natural gas feedstock supplies, which equalled an average cost per MMBtu of approximately $3.05. We completed the refurbishment of our natural gas reformer and the upgrade of our methanol production unit in July 2012. Prior to the successful completion of our upgrade, we used hydrogen as our primary feedstock and spent an insignificant amount on natural gas feedstock. Since the completion of our upgrade, natural gas has been our primary feedstock. During the three months ended March 31, 2013, we spent approximately $25.5 million on natural gas feedstock supplies, which equalled an average cost per MMBtu of approximately $3.24.

Key Operational Factors

Product Sales Contracts

We are party to methanol sales contracts with Methanex, Koch, ExxonMobil, Arkema and Lucite. Consistent with industry practice, our methanol sales contracts set our pricing terms to reflect a specified discount to a published monthly benchmark methanol price (Jim Jordan or Southern Chemical), and our methanol is sold on an FOB basis when transported by barge. A substantial majority of our customers do not have minimum volume purchase obligations under these contracts, may determine not to purchase any more methanol from us at any time and may purchase methanol from other suppliers. The payment terms under our methanol sales contacts are net 25-30 days. For the three months ended March 31, 2013, Methanex and Koch accounted for approximately 35.5% and 21.3%, respectively, of our total revenues. For the year ended December 31, 2012, Methanex, Koch and Arkema accounted for approximately 11.2%, 12.0% and 9.8%, respectively, of our total revenues.

We generally sell ammonia under monthly contracts. Consistent with industry practice, these contracts set our pricing terms to reflect a specified discount to a published monthly benchmark ammonia price (CFR Tampa). Our customers have no minimum volume purchase obligations under these contracts, may determine not to purchase any more ammonia from us at any time and may purchase ammonia from other suppliers. The payment terms under our ammonia sales contacts are net 30 days. Although we have ammonia pipeline connections with certain of our customers, currently all of our ammonia is sold on an FOB basis and is transported by barge. For the three months ended March 31, 2013, Transammonia and Rentech accounted for approximately 15.1% and 17.9%, respectively, of our total revenues. For the year ended December 31, 2012, Transammonia accounted for approximately 50.6% of our total revenues.

Facility Reliability

Consistent, safe and reliable operations at our facility are critical to our financial performance and results of operations. Unplanned downtime at our facility may result in lost margin opportunity, increased maintenance expense and a temporary increase in working capital investment and related inventory position. The financial impact of planned downtime, including facility turnarounds, is mitigated through a diligent planning process that takes into account the existing margin environment, the availability of resources to perform the needed maintenance, feedstock logistics and other factors. We acquired our facility (which had been idled by the previous owners since 2004) in May 2011, commenced an upgrade that was completed in July 2012 and began operating our facility at full capacity in the fourth quarter of 2012. Our newly renovated facility began ammonia production in December 2011 and began methanol production in July 2012 (with no significant methanol production until August 2012), with revenues first generated from ammonia sales in the first quarter of 2012 and from methanol sales in the third quarter of 2012. During the fourth quarter of 2012, the last quarter of our start-up phase, our methanol and ammonia production units were in operation for 78 days and 88 days, respectively. Following the conclusion of our start-up phase, during the period from January 1, 2013 through June 30, 2013, our methanol and ammonia production units were in operation for 180 days and 165 days, respectively.

We expect to perform maintenance turnarounds approximately every four years, which will typically last from 20 to 40 days and cost approximately $24 million per turnaround. We will attempt to perform significant maintenance capital projects at our facility during a turnaround to minimize disruption to our operations. We will capitalize the costs related to these projects as property, plant and equipment and will classify the amounts as maintenance capital expenditures. We plan to undertake a turnaround as part of our debottlenecking project that is expected to be completed in the second half of 2014, which will result in approximately 30 to 40 days of downtime at our facility. We expect that the next turnaround after the completion of the debottlenecking project will occur in 2018.

How We Evaluate Our Operations

We generate our revenues from the sale of methanol and ammonia manufactured at our facility. We sell our products, primarily under contract, to industrial and commercial customers for further processing or distribution. For the three months ended March 31, 2013 and the year ended December 31, 2012, we derived approximately 72% and 74%, respectively, of our revenues from the sale of our products to commercial traders for further processing or distribution and derived approximately 28% and 26%, respectively, of our revenues from the sale of our products to industrial users. In addition, we derive a portion of our revenues from uncontracted sales of methanol and ammonia. For the three months ended March 31, 2013 and the year ended December 31, 2012, we derived approximately 0% and 1%, respectively, of our revenues from uncontracted sales of our products. We use the following metrics to evaluate our operating performance.

Utilization

As an industrial chemicals manufacturer, the primary criterion that we use when evaluating our performance is the utilization rates of our production units, which is the total production volumes for a production unit for a given period divided by the nameplate capacity of that production unit. Maintaining consistent and reliable operations at our facility are critical to our financial performance and results of operations. Efficient production of methanol and ammonia requires reliable and stable operations at our facility due to the high costs associated with planned and unplanned downtime.

EBITDA

EBITDA is defined as net income plus interest expense and other financing costs, depreciation and income tax expense, net of interest income. EBITDA is used as a supplemental financial measure by management and by external users of our financial statements, such as investors and commercial banks, to assess:

•	the financial performance of our assets without regard to financing methods, capital structure or historical cost basis; and

•	our operating performance and return on invested capital compared to those of other publicly traded partnerships, without regard to financing methods and capital structure.

EBITDA should not be considered an alternative to net income, operating income, net cash provided by operating activities or any other measure of financial performance or liquidity presented in accordance with GAAP. EBITDA may have material limitations as a performance measure because it excludes items that are necessary elements of our costs and operations. In addition, EBITDA presented by other companies may not be comparable to our presentation because each company may define EBITDA differently.

Cost of Goods Sold (Exclusive of Depreciation)

Our cost of goods sold (exclusive of depreciation) consists of costs related to the production of methanol and ammonia. Raw material purchases, such as natural gas and hydrogen, represent the largest component of our total cost of goods sold (exclusive of depreciation). For the three months ended March 31, 2013, natural gas feedstock costs represented approximately 55.5% of our total cost of goods sold (exclusive of depreciation) (or approximately 77.8% of our variable cost of goods sold (exclusive of depreciation)). Our remaining cost of goods sold (exclusive of depreciation) typically consists of purchases of hydrogen and nitrogen feedstock, as well as monthly fixed charges related to labor, maintenance and utilities expenditures. During the periods presented, our facility’s start-up costs also contributed to higher cost of goods sold (exclusive of depreciation). Accordingly, the cost of goods sold (exclusive of depreciation) presented below is not reflective of our facility’s expected run-rate cost of goods sold (exclusive of depreciation) in the future.

Factors Affecting Comparability of Financial Information

Our historical results of operations for the periods presented may not be comparable between those periods or to our results of operations in the future for the reasons discussed below.

Start-Up of Our Facility

We did not achieve maximum daily production rates at our current capacity until the fourth quarter of 2012, after an approximate 20-month start-up phase. We acquired our facility (which had been idled by the previous owners since 2004) in May 2011, commenced an upgrade that was completed in July 2012 and began operating our facility at full capacity in the fourth quarter of 2012. Our newly renovated facility began ammonia production in December 2011 and began methanol production in July 2012 (with no significant methanol production until August 2012), with revenues first generated from ammonia sales in the first quarter of 2012 and from methanol sales in the third quarter of 2012. As a result of our limited history of operations due to an extended start-up phase, our results of operations and our operating cash flows presented below for the three months ended March 31, 2012 and for the years ended December 31, 2011 and 2012 do not reflect full utilization of our facility and are not indicative of our expected results of operations and operating cash flows for periods subsequent to the completion of this offering.

Our results of operations for the three months ended March 31, 2013 reflect 86 days and 90 days of operations at our ammonia and methanol production units, respectively, compared to 76 days and no days of operations at our ammonia and methanol production units, respectively, for the three months ended March 31, 2012. We produced approximately 64,500 metric tons of ammonia and approximately 175,500 metric tons of methanol during the three months ended March 31, 2013, representing utilization rates in excess of 100.0% (relative to their respective nameplate capacities) for our ammonia and methanol production units for the operating days during the period, as compared to production of approximately 42,800 metric tons of ammonia and no methanol during the three months ended March 31, 2012, representing a utilization rate of 77.5% for the ammonia production unit for the operating days during the period.

Our results of operations for the year ended December 31, 2012 reflect 340 days and 138 days of operations at our ammonia and methanol production units, respectively, compared to 16 days and no days of operations at our ammonia and methanol production units, respectively, for the year ended December 31, 2011. We produced approximately 215,300 metric tons of ammonia and approximately 221,700 metric tons of methanol during the year ended December 31, 2012, representing utilization rates of 87.2% and 87.4% for the operating days during the period for our ammonia and methanol production units, respectively. In addition, prior to the start-up of our methanol production unit, we purchased and sold methanol to meet sales commitments to our customers and to take advantage of opportunities that we identified in the market. We did not purchase any methanol after the start-up of our methanol production unit through June 30, 2013.

Debt Agreements and Interest Expense

On May 21, 2013, OCIB entered into a $360.0 million senior secured term loan credit facility with a group of lenders and Bank of America, N.A., as administrative agent. The term loan facility is comprised of the $125.0 million Term B-1 Loan and the $235.0 million Term B-2 Loan. We intend to use a portion of the net proceeds from this offering to repay the Term B-1 Loan in full. The Term B-1 Loan matures on the earlier of the consummation of the Transactions and December 31, 2013. The Term B-2 Loan matures on the earliest of (i) December 31, 2013, (ii) the consummation of the Transactions or (iii) the incurrence of the new Term Loan B. Interest on the Term B-1 Loan accrues, at OCIB’s option, at adjusted LIBOR plus 4.0% per annum or the alternate base rate plus 3.0%. Interest on the Term B-2 Loan accrues, at OCIB’s option, at adjusted LIBOR plus 3.5% per annum or the alternate base rate plus 2.5%. The proceeds from the Term B-1 Loan were used to refinance all existing third-party debt. OCIB used approximately $230.0 million of the proceeds from the Term B-2 Loan to finance a distribution to OCI USA and approximately $2.8 million of the proceeds from the Term B-2 Loan to pay for bank fees, accrued interest and legal fees associated with the term loan facility. The remaining proceeds of approximately $2.2 million from the Term B-2 Loan were recorded to cash. Related-party debt outstanding at December 31, 2012 accrued interest at LIBOR plus 9.25%, while the third-party debt accrued interest at LIBOR plus 4.25%. As a result, our results of operations for periods prior to and after the completion of this offering may not be comparable. Please read “—Liquidity and Capital Resources—Credit Facilities.”

Publicly Traded Partnership Expenses

After the completion of this offering, we expect that our general and administrative expenses will increase due to the costs of operating as a publicly traded partnership, including expenses associated with SEC reporting requirements, tax return and Schedule K-1 preparation and distribution, Sarbanes-Oxley Act compliance, listing our common units on the NYSE, independent auditor fees, legal fees, investor relations costs, registrar and transfer agent fees, directors and officers insurance and director compensation. We estimate that this incremental general and administrative expense will be approximately $4.0 million per year, excluding the costs associated with this offering. Our financial statements following this offering will reflect the impact of this incremental expense, which will affect the comparability of our post-offering results with our financial statements from periods prior to the completion of this offering. Our unaudited pro forma condensed financial statements, however, do not reflect this incremental general and administrative expense.

Our Debottlenecking Project

As discussed in “Business—Our Growth Projects—Our Debottlenecking Project,” we intend to expand our existing methanol and ammonia production capacity. To the extent that we proceed with and complete our debottlenecking project, we expect to incur significant costs and expenses for the construction and development of the project. We expect that the debottlenecking project will be completed in the second half of 2014 and currently estimate the total cost of the project will be approximately $150 million (including costs associated with a turnaround and environmental upgrades). We expect that we will shut down our facility for approximately 30 to 40 days in the second half of 2014 in order to complete our debottlenecking project (including completion of the associated turnaround and environmental upgrades). As of June 30, 2013, we had incurred approximately $5.8 million in expenditures related to our debottlenecking project, including costs associated with engineering fees and down payments on equipment. We intend to fund a portion of the costs of our debottlenecking project and other budgeted capital projects incurred after the completion of this offering with a portion of the net proceeds from this offering. We expect our depreciation expense will increase from the additional assets placed into service from our debottlenecking project. To the extent that we successfully complete our debottlenecking project, we expect that our production, revenues and costs of goods sold will be greater in subsequent periods than in prior periods. As a result, our results of operations for periods prior to, during and after the completion of our debottlenecking project may not be comparable.

Results of Operations

The period-to-period comparisons of our results of operations have been prepared using the historical periods included in our financial statements. The following discussion should be read in conjunction with the financial statements and the related notes included elsewhere in this prospectus.

Comparison of the Three Months Ended March 31, 2013 and 2012

	Three Months Ended March 31,
	2013	2012
	(in thousands)
Revenues:
Ammonia	$37,348	$16,919
Methanol	74,813	9,573

Total revenues	112,161	26,492

Net Income	$45,464	$4,865

	Three Months Ended March 31, 2013		Three Months Ended March 31, 2012
	Metric Tons	Revenue	Metric Tons	Revenue
	(in thousands)		(in thousands)
Product Shipments:
Ammonia	57.8	$37,348	38.4	$16,919
Methanol – Procured	—	—	23.3	9,573
Methanol – Produced	182.8	74,813	—	—

Total	240.6	$112,161	61.7	$26,492

Revenues

Our total revenues were approximately $112.2 million for the three months ended March 31, 2013 compared to approximately $26.5 million for the three months ended March 31, 2012. Our methanol revenues were approximately $74.8 million for the three months ended March 31, 2013 compared to approximately $9.6 million for the three months ended March 31, 2012. This increase was due to start-up downtime associated with our methanol production unit during 2012, which commenced methanol production in July 2012, ramped up production during the third and fourth quarters of 2012 and achieved maximum daily production rates at our current capacity in the fourth quarter of 2012. Prior to the start-up of our methanol production unit, we purchased and sold methanol to meet sales commitments to our customers and to take advantage of opportunities that we identified in the market. We did not purchase any methanol after the start-up of our methanol production unit through June 30, 2013. Our ammonia revenues were approximately $37.3 million for the three months ended March 31, 2013 compared to approximately $16.9 million for the three months ended March 31, 2012. This increase was due to continuing upgrades at our ammonia production unit during 2012. Although our ammonia production began in December 2011, we did not achieve maximum daily production rates of ammonia at our current capacity until August 2012.

We sold approximately 182,800 metric tons of produced methanol and no procured methanol during the three months ended March 31, 2013 compared to no produced methanol and approximately 23,300 metric tons of procured methanol during the three months ended March 31, 2012. The average sales prices per metric ton during the three months ended March 31, 2013 was $409 per metric ton for methanol compared to $411 per metric ton for methanol for the three months ended March 31, 2012. This represents a decrease of 0.5% for methanol compared to the average sales price per metric ton for methanol during the three months ended March 31, 2012. Sales of methanol comprised approximately 66.7% of our total revenues for the three months ended March 31, 2013 compared to 36.1% of our total revenues for the three months ended March 31, 2012

We sold approximately 57,800 metric tons of ammonia during the three months ended March 31, 2013 compared to approximately 38,400 metric tons of ammonia during the three months ended March 31, 2012. The average sales prices per metric ton during the three months ended March 31, 2013 was $646 per metric ton for ammonia compared to $441 per metric ton for ammonia for the three months ended March 31, 2012. This represents an increase of 46.5% for ammonia compared to the average sales price per metric ton for ammonia during the three months ended March 31, 2012. This increase in the sales price for ammonia was due to increases in the market price for ammonia. Sales of ammonia comprised approximately 33.3% of our total revenues for the three months ended March 31, 2013 compared to 63.9% of our total revenues for the three months ended March 31, 2012.

Cost of Goods Sold (Exclusive of Depreciation)

Cost of goods sold (exclusive of depreciation) was approximately $46.0 million for the three months ended March 31, 2013 compared to approximately $17.3 million for the three months ended March 31, 2012. The increase in cost of goods sold (exclusive of depreciation) for the three months ended March 31, 2013 compared to the three months ended March 31, 2012 was primarily due to our commencing methanol production in July 2012 and to higher ammonia sales volume for the three months ended March 31, 2013. Our methanol production unit began methanol production in July 2012 (with no significant methanol production until August 2012). Prior to the start-up of our methanol production unit, we purchased and sold methanol to meet sales commitments to our customers and to take advantage of opportunities that we identified in the market. We did not purchase any methanol after the start-up of our methanol production unit through June 30, 2013, and we do not intend to engage in methanol trading activities in the future. Methanol production was 182,800 metric tons for the three months ended March 31, 2013. Ammonia sales increased from 38,400 metric tons for the three months ended March 31, 2012 to 57,800 metric tons for the three months ended March 31, 2013. In addition, our purchase price for natural gas increased from an average of $3.23 per MMBtu for the three month period ended March 31, 2012 to an average of $3.24 per MMBtu for the three month period ended March 31, 2013.

Natural gas costs comprised approximately 55.5% of our total cost of goods sold (exclusive of depreciation)(or approximately 77.8% of our variable cost of goods sold (exclusive of depreciation)) for the three months ended March 31, 2013. Prior to the completion of the refurbishment of our natural gas reformer and the upgrade of our methanol production unit in July 2012, we used hydrogen as our primary feedstock for the production of ammonia. Upon the completion of our facility upgrades, hydrogen use has been reduced to normal operating levels. Hydrogen costs comprised approximately 4.8% of our cost of goods sold (exclusive of depreciation) for the three months ended March 31, 2013 compared to approximately 56.1% of our cost of goods sold (exclusive of depreciation) for the three months ended March 31, 2012. Nitrogen costs comprised approximately 2.6% of our cost of goods sold (exclusive of depreciation) for the three months ended March 31, 2013 compared to approximately 3.2% of our cost of goods sold (exclusive of depreciation) for the three months ended March 31, 2012. Procured methanol comprised approximately 45.1% of our cost of goods sold (exclusive of depreciation) for the three months ended March 31, 2012. We did not purchase methanol for sale during the three months ended March 31, 2013. In addition, fixed manufacturing costs of approximately $2.4 million per month were recorded as costs of goods sold for the three months ended March 31, 2013, as compared to approximately $250,000 per month for the three months ended March 31, 2012. This increase in fixed manufacturing costs relates to the completion of the upgrade of our methanol production unit in July 2012, the increase in production levels and labor costs in 2012 and the corresponding increase in other related fixed manufacturing costs. Labor costs comprised approximately 4.5% of our cost of goods sold (exclusive of depreciation) for the three months ended March 31, 2013 compared to approximately 2.9% of our cost of goods sold (exclusive of depreciation) for the three months ended March 31, 2012. Maintenance costs comprised approximately 4.8% of our cost of goods sold (exclusive of depreciation) for the three months ended March 31, 2013 compared to approximately 1.1% of our cost of goods sold (exclusive of depreciation) for the three months ended March 31, 2012.

Depreciation Expense

Depreciation expense was approximately $5.5 million for the three months ended March 31, 2013 compared to approximately $1.0 million for the three months ended March 31, 2012. This increase was primarily due to depreciation expense associated with our methanol production unit that was placed into service in July 2012.

Selling, General and Administrative Expenses

Selling, general and administrative expenses were approximately $8.1 million for the three months ended March 31, 2013 compared to approximately $3.5 million for the three months ended March 31, 2012. This increase was primarily due to additional insurance expense related to our upgraded facility, an increase in administrative and personnel expenses due to the addition of employees during the periods after March 31, 2012 and non-recurring corporate costs of $4.1 million in the aggregate related to a management fee paid to OCI and a consulting contract that has since been terminated. In connection with this offering, we, our general partner and OCI (or its affiliate) will enter into an omnibus agreement pursuant to which OCI (or its affiliate) will agree to provide us with selling, general and administrative services, and we will pay to OCI (or its affiliate) a fixed annual fee of $15.0 million for the provision of such services, which amount excludes approximately $4.0 million of estimated incremental general and administrative expenses that we expect to incur as a result of being a publicly traded partnership. Please read “Certain Relationships and Related Party Transactions—Our Agreements with OCI—Omnibus Agreement.”

After the completion of this offering, we expect that our general and administrative expenses will increase due to the costs of operating as a publicly traded partnership, including expenses associated with SEC reporting requirements, tax return and Schedule K-1 preparation and distribution, Sarbanes-Oxley Act compliance, listing our common units on the NYSE, independent auditor fees, legal fees, investor relations costs, registrar and transfer agent fees, directors and officers insurance and director compensation. We estimate that this incremental general and administrative expense will be approximately $4.0 million per year, excluding the costs associated with this offering.

Interest Expense

Interest expense and interest expense–related party were approximately $2.3 million and $4.4 million, respectively, for the three months ended March 31, 2013 compared to no interest expense or interest expense–related party for the three months ended March 31, 2012. Interest expense–related party relates to interest on OCIB’s intercompany debt owed to OCI Fertilizer that bears interest at LIBOR plus 9.25%. This increase was primarily due to increased borrowings to facilitate the upgrade of our facility.

Other Income

Other income was approximately $9,000 for the three months ended March 31, 2013 compared to approximately $0.2 million for the three months ended March 31, 2012. This decrease was primarily due to investment income realized during the three months ended March 31, 2012. No interest bearing investments were held during the three months ended March 31, 2013.

Comparison of the Years Ended December 31, 2012 and 2011

	Year Ended December 31,
	2012	2011
	(in thousands)
Revenues:
Ammonia	$128,954	$—
Methanol	95,675	—

Total revenues	224,629	—

Net Income	$51,831	$287

	Year Ended December 31, 2012		Year Ended December 31, 2011
	Metric Tons	Revenue	Metric Tons	Revenue
	(in thousands)		(in thousands)
Product Shipments:
Ammonia	221.8	$128,954	—	$—
Methanol – Procured	51.2	20,382	—	—
Methanol – Produced	201.0	75,293	—	—

Total	474.0	$224,629	—	$—

Revenues

Our total revenues were approximately $224.6 million for the year ended December 31, 2012 compared to no revenues for the year ended December 31, 2011. Our ammonia production unit commenced production in December 2011, and our methanol production unit commenced production in July 2012. Although we began producing ammonia in December 2011, we did not sell the produced ammonia volumes until January 2012 in order to build inventories, resulting in all ammonia produced in 2011 being included in our 2012 revenues. Revenues from sales of methanol and ammonia comprised approximately $95.7 million (42.7%) and $129.0 million (57.3%), respectively, of our total revenues for the year ended December 31, 2012.

We sold approximately 201,000 metric tons of produced methanol and approximately 51,200 metric tons of procured methanol during the year ended December 31, 2012. The average sales prices per metric ton during the year ended December 31, 2012 was $375 per metric ton for produced methanol and $401 per metric ton for procured methanol, as compared to no sales in 2011. Our methanol production unit commenced production in July 2012 (with no significant methanol production until August 2012) and ramped up production during the third and fourth quarters of 2012. Prior to the start-up of our methanol production unit, we purchased and sold methanol to meet sales commitments to our customers and to take advantage of opportunities that we identified in the market. We did not purchase any methanol after the start-up of our methanol production unit through June 30, 2013.

We sold approximately 221,800 metric tons of ammonia during the year ended December 31, 2012. The average sales prices per metric ton during the year ended December 31, 2012 was $581 per metric ton for ammonia, as compared to no sales in 2011.

Cost of Goods Sold (Exclusive of Depreciation)

Cost of goods sold (exclusive of depreciation) was approximately $133.4 million for the year ended December 31, 2012 compared to no costs of goods sold for the year ended December 31, 2011. Our ammonia production unit commenced production in December 2011 and our methanol production unit commenced production in July 2012 (with no significant methanol production until August 2012). Although we began producing ammonia in December 2011, we did not sell the produced ammonia volumes until January 2012 in order to build inventories. As there were no ammonia or methanol revenues recorded for the year ended December 31, 2011, no costs of goods sold were recorded in the period. Prior to the completion of the refurbishment of our natural gas reformer and the upgrade of our methanol production unit in July 2012, we used hydrogen as our primary feedstock for the production of ammonia. Consequently, hydrogen costs comprised approximately 27.2% of our total cost of goods sold (exclusive of depreciation) for the year ended December 31, 2012. Upon the completion of our facility upgrades, hydrogen use has been reduced to normal operating levels. Natural gas accounted for approximately 20.5% of our total cost of goods sold (exclusive of depreciation) for the year ended December 31, 2012. Nitrogen costs accounted for approximately 2.5% of our total cost of goods sold (exclusive of depreciation) for the year ended December 31, 2012. Procured methanol comprised approximately 16.6% of our total costs of goods sold for the year ended December 31, 2012. Prior to the start-up of our methanol production unit, we purchased and sold methanol to meet sales commitments to our customers and to take advantage of opportunities that we identified in the market. We did not purchase any methanol after the start-up of our methanol production unit through June 30, 2013.

In addition, fixed manufacturing costs, primarily relating to labor and maintenance, of approximately $1.5 million per month were recorded as costs of goods sold (exclusive of depreciation) for the year ended December 31, 2012. Labor costs comprised approximately 5.8% of our total cost of goods sold (exclusive of depreciation) for the year ended December 31, 2012. Maintenance costs comprised approximately 5.9% of our total cost of goods sold (exclusive of depreciation) for the year ended December 31, 2012.

For the year ended December 31, 2012, our cost of goods sold (exclusive of depreciation) was impacted by high procurement costs for the hydrogen required by our ammonia production unit. When our facility became fully operational in July 2012, we began obtaining the hydrogen necessary to produce ammonia as a by-product of our methanol production process. However, until our methanol production unit became operational in July 2012, we acquired hydrogen from the local market. In addition, one-time start-up costs related to the commissioning and ramp-up of methanol production capacity at our facility required higher natural gas usage per ton.

Depreciation Expense

Depreciation expense was approximately $11.4 million for the year ended December 31, 2012 compared to no depreciation expense for the year ended December 31, 2011. This increase was primarily due to our methanol production unit being placed into service in July 2012 and our ammonia production unit being in service for the full year ended December 31, 2012. As of December 31, 2011, our production units were still undergoing upgrades and not ready for their intended use. Accordingly, no depreciation expense was recorded for the year ended December 31, 2011.

Selling, General and Administrative Expenses

Selling, general and administrative expenses were approximately $15.0 million for the year ended December 31, 2012 compared to approximately $0.2 million for the year ended December 31, 2011. This increase was primarily due to additional insurance expense related to our upgraded facility, an increase in administrative and personnel expenses due to the addition of employees during 2012 and additional corporate costs.

Interest Expense

Interest expense and interest expense–related party were approximately $5.7 million and $6.5 million, respectively, for the year ended December 31, 2012 compared to no interest expense for the year ended December 31, 2011. Our policy is to capitalize interest costs incurred during the construction of major projects. Because our facility was undergoing an upgrade during the year ended December 31, 2011 and we had no revenues during that period, we capitalized $3.5 million of interest incurred and recorded no interest expense for the year ended December 31, 2011. The increase in interest incurred for the year ended December 31, 2012 compared to the year ended December 31, 2011 was primarily due to increased borrowings to facilitate the upgrade of our facility.

Other Income

Other income was approximately $0.2 million for the year ended December 31, 2012 compared to approximately $0.5 million for the year ended December 31, 2011. This decrease was primarily due to a reduction in investment income caused by a reduction in interest bearing cash equivalents held during the year ended December 31, 2012 as compared to those held during the year ended December 31, 2011. This reduction in interest bearing assets was due to the funds being required to complete the upgrade of our facility.

Liquidity and Capital Resources

For the year ended December 31, 2012 and the three months ended March 31, 2013, we funded our operations and construction primarily from intercompany loans from OCI Fertilizer, third party loans and operating cash flow.

Our principal uses of cash are expected to be for our operations, distributions, capital expenditures and funding our debt service obligations. We believe that our cash from operations and the net proceeds from this offering will be adequate to fund our commercial commitments and planned capital expenditures for the next twelve months.

Distributions

Upon the completion of this offering, the board of directors of our general partner will adopt a policy to distribute 100% of the cash available for distribution we generate each quarter to our unitholders, which could materially impact our liquidity and limit our ability to grow and make acquisitions. Cash available for distribution for each quarter will be determined by the board of directors of our general partner following the end of such quarter. As a result of our cash distribution policy, our liquidity will be significantly impacted, and other than the expansion capital expenditures we intend to fund with the net proceeds from this offering, we expect to finance substantially all of our growth externally with commercial bank or intercompany borrowings or by issuances of debt or equity securities. However, our partnership agreement does not require us to pay cash distributions on a quarterly or other basis, and we may change our cash distribution policy at any time and from time to time. Please read “Our Cash Distribution Policy and Restrictions on Distributions.”

Intercompany Debt

As of March 31, 2013, we had approximately $170.5 million of intercompany debt with OCI Fertilizer, an indirect wholly owned subsidiary of OCI, which we incurred to fund the upgrade of our facility that was completed in July 2012, satisfy working capital requirements and for general corporate purposes. Please read “Certain Relationships and Related Party Transactions—Other Transactions with Related Parties—Intercompany Debt.” We intend to repay all outstanding intercompany debt owed to OCI Fertilizer with a portion of the net proceeds from this offering. Please read “Use of Proceeds.” Please also see “—Credit Facilities—Intercompany Revolving Credit Facility.”

Credit Facilities

Existing Term Loan Facility. On May 21, 2013, OCIB entered into a $360.0 million senior secured term loan credit facility with a group of lenders and Bank of America, N.A., as administrative agent. The term loan facility is comprised of a $125.0 million Term B-1 Loan and a $235.0 million Term B-1 Loan, respectively. Borrowings under the term loan facility are unconditionally guaranteed by OCI USA. The Term B-1 Loan matures on the earlier of the consummation of the Transactions and December 31, 2013. We intend to use a portion of the net proceeds from this offering to repay the $125.0 million Term B-1 Loan in full and to pay related fees and expenses. Please read “Use of Proceeds.” The Term B-2 Loan matures on the earliest of (i) December 31, 2013, (ii) the consummation of the Transactions or (iii) the incurrence of the new Term Loan B described below. Borrowings under the term loan facility are secured by a first priority lien on substantially all of OCIB’s assets and a pledge by OCI USA of its ownership interest in OCIB. Interest on the Term B-1 Loan accrues, at OCIB’s option, at adjusted LIBOR plus 4.0% per annum or the alternate base rate plus 3.0%. Interest on the Term B-2 Loan accrues, at OCIB’s option, at adjusted LIBOR plus 3.5% per annum or the alternate base rate plus 2.5%. The agreement governing the term loan facility contains customary covenants and conditions. In addition, the agreement governing the term loan facility requires that OCIB not permit aggregate capital expenditures to exceed $70.0 million and that OCIB maintain a minimum trailing three-month EBITDA of $45.0 million. Upon the occurrence of certain events of default, OCIB’s obligations under the term loan facility may be accelerated.

New Term Loan Facility. In August 2013, we expect that OCIB will enter into a new $235.0 million senior secured term loan credit facility with a syndicate of lenders and Bank of America, N.A., as administrative agent, to replace borrowings under OCIB’s existing term loan facility that will be outstanding after the completion of this offering. We expect that the new term loan facility will be comprised of a new $235.0 million Term Loan B. Borrowings under the term loan facility will be unconditionally guaranteed by OCI USA. We expect that the new Term Loan B will mature 6.5 years after the incurrence of the term loan. We expect that the term loan facility will be subject to certain mandatory prepayment obligations upon the disposition of certain assets and the incurrence of certain indebtedness. We expect that borrowings under the term loan facility will be secured by a first priority lien on substantially all of OCIB’s assets and a pledge by OCI USA of its ownership interest in OCIB. We expect that interest on the new Term Loan B will accrue, at OCIB’s option, at adjusted LIBOR plus             % per annum or the alternate base rate plus             %. We expect that the agreement governing the term loan facility will contain customary covenants and conditions. Upon the occurrence of certain events of default, OCIB’s obligations under the term loan facility may be accelerated.

We expect the operating and financial restrictions and covenants in OCIB’s new Term Loan B will adversely affect our ability to finance future operations or capital needs or to engage in other business activities. We expect these restrictions and covenants will limit our and OCIB’s ability, among other things, to:

•	incur additional indebtedness;

•	create liens on assets;

•	engage in mergers or consolidations;

•	sell assets;

•	pay dividends and distributions or repurchase our common units;

•	make investments, loans or advances;

•	prepay certain subordinated indebtedness;

•	make certain acquisitions or enter into agreements with respect to our equity interests; and

•	engage in certain transactions with affiliates.

We also expect that OCIB’s new Term Loan B will contain financial covenants requiring the maintenance of a minimum interest coverage ratio and a maximum senior secured leverage ratio on a quarterly basis. In addition, we expect that our distributions to unitholders will be subject to our compliance with a fixed charge coverage ratio of not less than         to 1.00, which may limit our ability to make cash distributions.

As a result of these covenants, we will be limited in the manner in which we conduct our business and we may be unable to engage in favorable business activities or finance future operations or capital needs.

Intercompany Revolving Credit Facility. At the closing of the offering, OCIB will enter into a new $40.0 million, seven-year intercompany revolving credit facility with OCI Fertilizer as the lender. We expect that interest on borrowings under the intercompany revolving credit facility will accrue at         %. OCIB will pay a commitment fee to OCI Fertilizer on the unused portion of the intercompany revolving credit facility of 0.5% annually. The intercompany revolving credit facility will be subordinated to indebtedness under the new Term Loan B.

Capital Expenditures

We divide our capital expenditures into two categories: maintenance capital expenditures and expansion capital expenditures. Maintenance capital expenditures are capital expenditures (including expenditures for the addition or improvement to, or the replacement of, our capital assets or for the acquisition of existing or the construction or development of new capital assets) made to maintain, including over the long term, our production capacity, operating income or asset base (including capital expenditures relating to turnarounds), or to comply with environmental, health, safety or other regulations. Maintenance capital expenditures that are required to comply with regulations may also improve the output, efficiency or reliability of our facility. We expense our maintenance capital expenditures in the period incurred. Expansion capital expenditures are capital expenditures incurred for acquisitions or capital improvements that we expect will increase our production capacity, operating income or asset base over the long term. Expansion capital expenditures are capitalized and amortized over the period of expected benefits.

During the years ended December 31, 2011 and 2012, all equipment at our facility was tested, inspected and upgraded. All capital expenditures incurred during the period from our acquisition of the facility until it reached full production capacity in the fourth quarter of 2012 were recorded as expansion capital expenditures. We have not recorded any maintenance capital expenditures for the three months ended March 31, 2013, or for the years ended December 31, 2011 and 2012. We expect to perform maintenance turnarounds approximately every four years, which will typically last from 20 to 40 days and cost approximately $24 million per turnaround. We will attempt to perform significant maintenance capital projects at our facility during a turnaround to minimize disruption to our operations. We will capitalize the costs related to these projects as property, plant and equipment and will classify the amounts as maintenance capital expenditures. We plan to undertake a turnaround as part of our debottlenecking project that is expected to be completed in the second half of 2014, which will result in approximately 30 to 40 days of downtime at our facility. We expect that the next turnaround after the completion of the debottlenecking project will occur in 2018. Our expansion capital expenditures totalled approximately $6.5 million, $194.0 million and $130.2 million for the three months ended March 31, 2013 and the years ended December 31, 2012 and 2011, respectively.

Our expansion capital expenditures are expected to be approximately $37.8 million and $140.8 million for the years ending December 31, 2013 and 2014, respectively, for expenditures related to our debottlenecking project and other budgeted capital projects. As discussed in “Business—Our Growth Projects,” we expect to incur a total of approximately $150 million in expansion capital expenditures for our debottlenecking project (including costs associated with a turnaround and environmental upgrades). As of June 30, 2013, we had incurred approximately $5.8 million in expenditures related to our debottlenecking project, including costs associated with engineering fees and down payments on equipment. We intend to fund a portion of the costs of our debottlenecking project and other budgeted capital projects incurred after the completion of this offering with a portion of the net proceeds from this offering.

Our estimated capital expenditures are subject to change due to unanticipated increases in the cost, scope and completion time for our capital projects. For example, we may experience increases in labor or equipment costs necessary to comply with government regulations or to complete projects that sustain or improve the profitability of our facility. Our future capital expenditures will be determined by the board of directors of our general partner.

Cash Flows

Our profits, operating cash flows and cash available for distribution are subject to changes in the prices of our products and natural gas, which is our primary feedstock. Our products and feedstocks are commodities and, as such, their prices can be volatile in response to numerous factors outside of our control.

As a result of our limited history of operations due to an extended start-up phase associated with the upgrade of our facility, our operating cash flows presented below for the three months ended March 31, 2012 and for the years ended December 31, 2011 and 2012 do not reflect full utilization of our facility and are not indicative of our expected operating cash flows for periods subsequent to the completion of this offering.

Net cash from (used in) operating activities, investing activities and financing activities for the three months ended March 31, 2013 and 2012 and for the years ended December 31, 2012 and 2011 were as follows:

	Three Months Ended March 31,		Year Ended December 31,
	2013	2012	2012	2011
	(in thousands)
Net cash used provided by (used in):
Operating activities	$(15.8)	$(4.8)	$74.7	$(5.3)
Investing activities	(6.5)	(83.8)	(194.0)	(130.2)
Financing activities	—	91.0	160.0	136.5

Three Months Ended March 31, 2013 Compared to Three Months Ended March 31, 2012

Operating Activities. Net cash used in operating activities for the three months ended March 31, 2013 was approximately $15.8 million. We had net income of $45.5 million for the three months ended March 31, 2013. During this period, we recorded depreciation expense of $5.5 million and amortization of debt issuance costs of $0.8 million. Accounts receivable increased by $27.4 million during the three months ended March 31, 2013 as our facility reached full production capacity on both our methanol and ammonia production units. Prepaid interest (related party) increased by $10.4 million, while accrued interest (related party) decreased by $20.2 million during the three months ended March 31, 2013, due to the payment of interest on long-term debt owed to OCI USA. Accounts payable (excluding non-cash accruals of property, plant and equipment), accounts payable (related party) and other payables and accruals decreased by $6.5 million, $1.3 million and $3.4 million, respectively. This net decrease in accounts payable of $11.2 million was due to our improved liquidity position and the settlement of 2012 corporate allocations in the first quarter of 2013.

Net cash used in operating activities for the three months ended March 31, 2012 was approximately $4.8 million. We had net income of $2.3 million for the three months ended March 31, 2012. During this period, we recorded depreciation expense of $1.0 million. Accounts receivable increased by $8.2 million during the three months ended March 31, 2012 due to the start-up of the ammonia production unit and the initial sales activity during the period then ended. Inventories increased by $5.9 million during the three months ended March 31, 2012 due to completion of upgrades at our ammonia production unit and the ramp-up of our production of ammonia during the period then ended. Accounts payable (excluding non-cash accruals of property, plant and equipment) increased by $5.8 million due to the upgrade of our facility and purchases of additional feedstock as our ammonia production began.

Investing Activities. Net cash used in investing activities was approximately $6.5 million and $83.8 million, respectively, for the three months ended March 31, 2013 and 2012. The decrease in purchases of property, plant and equipment of $77.3 million for the three months ended March 31, 2013 compared to the three months ended March 31, 2012 was primarily due to the completion of upgrades at our ammonia production unit in December 2011 and the completion of upgrades at our methanol production unit in July 2012.

Financing Activities. There was no net cash provided by or used in financing activities for the three months ended March 31, 2013 compared to net cash provided by financing activities of $91.0 million for the three months ended March 31, 2012. During the three months ended March 31, 2012, we received contributions of $91.0 million from OCI USA.

Year Ended December 31, 2012 Compared to Year Ended December 31, 2011

Operating Activities. Net cash provided by operating activities for the year ended December 31, 2012 was approximately $74.7 million. We had net income of $51.8 million for the year ended December 31, 2012. During this period, we recorded depreciation expense of $11.4 million and amortization of debt issuance costs of $2.0 million. Accounts receivable increased by $28.1 million during the year ended December 31, 2012, due to increased shipments of our products. Accounts payable (excluding non-cash accruals of property, plant and equipment), accounts payable (related party) and other payables and accruals increased by $18.7 million, $3.6 million and $7.7 million, respectively. This net increase in accounts payable of $30.0 million was due to an increase in purchases of feedstock as a result of increased production volumes and an increase in corporate allocations.

Net cash used in operating activities for the year ended December 31, 2011 was approximately $5.3 million. We had net income of $0.3 million for the year ended December 31, 2011. We had no accounts receivable during the year ended December 31, 2011. Inventories increased by $4.9 million during the year ended December 31, 2011 due to the ammonia production unit commencing production in December 2011 and the build-up of inventory until our first shipment in January 2012.

Investing Activities. Net cash used in investing activities was approximately $194.0 million and $130.2 million, respectively, for the years ended December 31, 2012 and 2011 related to the upgrade of our facility.

Financing Activities. Net cash provided by financing activities was approximately $160.0 million for the year ended December 31, 2012 compared to net cash provided by financing activities of $136.5 million for the year ended December 31, 2011. During the year ended December 31, 2012, we borrowed approximately $257.5 million of debt, repaid approximately $94.5 million of outstanding borrowings and incurred approximately $3.0 million in debt issuance costs. During the year ended December 31, 2011, we borrowed approximately $132.5 million of debt and received $4.0 million in contributions from OCI USA.

Contractual Obligations

The following table lists our significant contractual obligations and their future payments at March 31, 2013:

Contractual Obligations	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
	(in thousands)
Credit facility(1)	$125,000	$125,000	$—	$—	$—
Intercompany debt (2)	170,482	—	170,482	—	—
Interest payments on debt	34,100	17,989	16,111	—	—
Hydrogen supply contract	4,384	4,384	—	—	—
Natural gas supply contract	10,786	10,786	—	—	—
Purchase commitments	15,659	15,659	—	—	—

Total	$360,411	$173,818	$186,593	$—	$—

(1)	Proceeds from borrowings under the Term B-1 Loan were used to pay in full and retire this credit facility in May 2013. Please read “—Liquidity and Capital Resources—Credit Facilities.” We intend to use a portion of the net proceeds from this offering to repay the $125.0 million Term B-1 Loan in full and to pay related fees and expenses. Please read “Use of Proceeds.”

(2)	We intend to use a portion of the net proceeds from this offering to repay the $170.5 million intercompany loan with OCI Fertilizer in full. Please read “Use of Proceeds.”

The following table lists our significant contractual obligations and their future payments on a pro forma basis at March 31, 2013:

Contractual Obligations (Pro Forma)	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
	(in thousands)
Term Loan B(1)	$235,000	$1,763	$4,700	$4,700	$223,837
Interest payments on debt(1)	53,458	7,848	20,541	20,146	4,923
Hydrogen supply contract	4,384	4,384	—	—	—
Natural gas supply contract	10,786	10,786	—	—	—
Purchase commitments	15,729	15,729	—	—	—

Total	$319,357	$40,510	$25,241	$24,846	$228,760

(1)	We intend to use a portion of the net proceeds from this offering to pay in full the $125.0 million Term B-1 Loan and the intercompany debt with OCI Fertilizer. Please read “Use of Proceeds.” We intend to draw $235 million under the new Term Loan B, with quarterly principal repayments of 0.25% (equating to 1% annually of the original principal balance, an assumed annual interest rate of 4.5%, and a maturity of 6.5 years to pay in full and retire the Term B-2 Loan.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements.

Critical Accounting Policies

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results may differ from those estimates based on the accuracy of the information utilized and subsequent events. Described below are the most significant policies we apply in preparing our consolidated financial statements, some of which are subject to alternative treatments under GAAP. We also describe the most significant estimates and assumptions we make in applying these policies. Our accounting policies are described in the notes to our audited financial statements included elsewhere in this prospectus.

Use of Estimates. The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the amounts of revenues and expenses reported for the period then ended.

Trade Accounts Receivable. Trade accounts receivable are recorded at the invoiced amount and do not bear interest. We maintain a customer specific allowance for doubtful accounts for estimated losses inherent in our accounts receivable portfolio. In establishing the required allowance, management considers customers’ financial condition, the amount of receivables in dispute, the current receivables aging and current payment patterns. We review our allowance for doubtful accounts monthly. Past due balances over 90 days and over a specified amount are reviewed individually for collectability. All other balances are reviewed on a pooled basis for collectability. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. There were no bad debt write-offs during the years ended December 31, 2012 and 2011. We do not have any off-balance-sheet credit exposure related to our customers.

Property, Plant and Equipment. Property, plant and equipment are stated at cost. Depreciation on plant and equipment is calculated on the straight-line method over the estimated useful lives of the assets. The estimated useful life of machinery, equipment and buildings is 15 years, while the estimated useful lives of furniture, office equipment and vehicles are 5 years. Our policy is to exclude depreciation expense from cost of goods sold. We estimate initial useful lives based on experience and current technology. These estimates may be extended through sustaining capital programs. Factors affecting the fair value of our assets may also affect the estimated useful lives of our assets and these factors can change. Therefore, we periodically review the estimated remaining lives of our facilities and other significant assets and adjust our depreciation rates prospectively where appropriate.

Major Maintenance Activities. We incur maintenance costs on our major equipment. Repair and maintenance costs are expensed as incurred. For the three months ended March 31, 2013 and 2012, we expensed approximately $3.4 million and $0.4 million, respectively, of repair and maintenance costs. For the years ended December 31, 2012 and 2011, we expensed approximately $7.5 million and $3,951, respectively, of repair and maintenance costs. Major capital expenditures that extend the life, increase the capacity or improve the safety or efficiency of the asset are capitalized and amortized over the period of expected benefits.

Commitments and Contingencies. Liabilities for loss contingencies, including environmental remediation costs not within the scope of Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (ASC) Topic 410, Asset Retirement and Environmental Obligations, arising from claims, assessments, litigation, fines and penalties and other sources, are recorded when it is probable that a liability has been incurred and the amount of the assessment and/or remediation can be reasonably estimated. Legal costs incurred in connection with loss contingencies are expensed as incurred. Accruals for estimated losses from environmental remediation obligations generally are recognized no later than completion of the remedial feasibility study. Such accruals are adjusted as further information develops or circumstances change. Costs of expected future expenditures for environment remediation obligations are not discounted to their present value. We regularly assess the likelihood of material adverse judgments or outcomes as well as potential ranges or probability of losses. We determine the amount of accruals required, if any, for contingencies after carefully analyzing each individual matter. Actual costs incurred in future periods may vary from the estimates, given the inherent uncertainties in evaluating environmental exposures. As of December 31, 2012 and 2011, we had no environmental remediation obligations.

Long-Lived Assets. Long-lived assets, such as property, plant and equipment, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The carrying amount of a long-lived asset group is not recoverable if it exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset group. If circumstances require a long-lived asset or asset group be tested for possible impairment, we first compare undiscounted cash flows expected to be generated by that asset or asset group to its carrying value. If the carrying value of the long-lived asset or asset group is not recoverable on an undiscounted cash flow basis, an impairment is recognized to the extent that the carrying value exceeds its fair value. Fair value is determined through various valuation techniques including discounted cash flow models, quoted market values and third-party independent appraisals, as considered necessary. Assessing the potential impairment of long-lived assets involves estimates that require significant management judgment, and include inherent uncertainties that are often interdependent and do not change in isolation. Factors that management must estimate include, among others, industry and market conditions, the economic life of the asset, sales volume and prices, inflation, raw materials costs, cost of capital, and capital spending. No events or changes in circumstances occurred during the years ended December 31, 2012 and 2011 that indicated the carrying amount of an asset may not be recoverable.

Asset Retirement Obligation. We recognize the fair value of the liability for an asset retirement obligation in the period in which it is incurred. Upon initial recognition of a liability for an asset retirement obligation, we will capitalize the asset retirement cost by increasing the carrying amount of the related long-lived asset by the same amount as the liability. The liability is accreted to its present value each period, while the capitalized cost is depreciated over the useful life of the related asset. We recognize asset retirement obligations in the period in which we have an existing legal obligation, and the amount of the liability can be reasonably estimated. We utilize internal engineering experts as well as third-party consultants to assist management in determining the costs of retiring certain of our long-term operating assets. Assumptions and estimates reflect our historical experience and our best judgments regarding future expenditures. The assumed costs are inflated based on an estimated inflation factor and discounted based on a credit-adjusted risk-free rate. Retirement obligations associated with long-lived assets are those for which a legal obligation exists under enacted laws, statutes, or written or oral contracts, including obligations arising under the doctrine of promissory estoppel. We own the land, assets and facilities related to our business; however, management does not believe that we have any legal and/or constructive obligations for asset retirement obligations as of December 31, 2012 and 2011.

Recent Accounting Pronouncements

Future Adoption of Accounting Standards. The following new accounting pronouncements have been issued, but have not yet been adopted as of December 31, 2012:

In December 2011, the FASB issued Accounting Standards Update (“ASU”) No. 2011-11, “Balance Sheet (Topic 210): Disclosures about Offsetting Assets and Liabilities” (ASU 2011-11). This newly issued accounting standard requires an entity to disclose both gross and net information about instruments and transactions eligible for offset in the statement of financial position as well as instruments and transactions executed under a master netting or similar arrangement and was issued to enable users of financial statements to understand the effects or potential effects of those arrangements on its financial position. This ASU is required to be applied retrospectively and is effective for fiscal years, and interim periods within those years, beginning on or after January 1, 2013. As this accounting standard only requires enhanced disclosure, the adoption of this standard is not expected to have a material impact on our financial position or results of operations.

Quantitative and Qualitative Disclosures About Market Risk

Interest Rate Risk. We are exposed to interest rate risk related to our borrowings under our existing term loan facility. As of June 30, 2013, borrowings under the Term B-1 Loan bear interest at LIBOR plus 4.0% per annum or the alternate base rate plus 2.5%, and borrowings under the Term B-2 Loan bear interest at LIBOR plus 3.5% per annum or the alternate base rate plus 2.5%. Please read “—Liquidity and Capital Resources—Credit Facilities.” Based upon the outstanding balances of our variable-interest rate debt at March 31, 2013, and assuming interest rates are above the applicable minimum, a hypothetical increase or decrease of 100 basis points would result in an increase or decrease to our annual interest expense of approximately $3.6 million.

Commodity Price Risk. We are exposed to significant market risk due to potential changes in prices for methanol, ammonia and natural gas. Natural gas is the primary raw material used in the production of the methanol and ammonia manufactured at our facility. We have supply agreements with Kinder Morgan and DCP Midstream to supply natural gas required for our production of methanol and ammonia. Please read “Business—Feedstock Supply.” A hypothetical increase or decrease of $1.00 per MMBtu of natural gas would result in an increase or decrease to our annual cost of goods sold (exclusive of depreciation) of approximately $32.6 million.

In the normal course of business, we produce methanol and ammonia throughout the year to supply the needs of our customers. Our inventory is subject to market risk due to fluctuations in the price of methanol and ammonia, changes in demand, natural gas feedstock costs and other factors. Methanol prices have historically been, and are expected to continue to be, characterized by significant cyclicality. A hypothetical increase or decrease of $50 per ton in the price of methanol would result in an increase or decrease to our annual revenue of approximately $33.6 million. A hypothetical increase or decrease of $50 per ton in the price of ammonia would result in an increase or decrease to our annual revenue of approximately $12.8 million.

INDUSTRY OVERVIEW

Unless otherwise indicated, the information set forth in this “Industry Overview,” including all statistical data and related forecasts regarding (i) the methanol industry, is derived from information provided by Jim Jordan and Associates, LP, referred to herein as Jim Jordan, as of May 30, 2013, and (ii) the ammonia industry, is derived from information provided by Blue Johnson & Associates, Inc., referred to herein as Blue Johnson, as of June 11, 2013, and is included in this prospectus in reliance upon the authority of Jim Jordan and Blue Johnson as experts on the methanol industry and the ammonia industry, respectively. The information under the caption “—Natural Gas Feedstock” is not part of the information included upon the authority of Jim Jordan and Blue Johnson. The information presented under the caption “—Natural Gas Feedstock” has been derived by us from various sources noted herein. We believe that the information provided is reliable, but we have not independently verified the information provided nor have we ascertained any underlying assumptions relied upon therein. While we are not aware of any misstatements regarding the methanol and ammonia industry data presented herein, estimates involve risks and uncertainties and are subject to change based on various factors, including those discussed under the heading “Risk Factors.”

Overview

Methanol

Methanol, a global commodity, is a liquid petrochemical utilized in a variety of industrial and energy-related applications. It is predominantly produced from natural gas, but is also produced from coal, particularly in China. In 2012, global methanol production was approximately 62.6 million metric tons, with 41.7% of 2012 global production originating in China and 9.7% originating in Trinidad. Significantly, Trinidad was the largest exporter of methanol to the United States in 2012. Methanol demand is largely driven by global economic activity, and as a result of improving economic conditions, demand has increased since 2009. Global demand is currently expected to increase to approximately 81.2 million metric tons by 2016, representing a compound annual growth rate of 6.7% between 2012 and 2016. In 2012, U.S. consumption and production of methanol totalled 6.0 million metric tons and 1.1 million metric tons, respectively, resulting in the majority of U.S. demand being met by imports. In 2016, U.S. consumption of methanol is projected to increase to approximately 7.1 million metric tons, with production expected to increase to 5.1 million metric tons, resulting in a continued dependency on imports to satisfy U.S. demand for methanol. Global methanol prices are strongly correlated to feedstock prices in China, where the primary feedstock is coal, as well as global demand for end products that utilize methanol as a feedstock.

The methanol industry experienced a wave of global plant closures totalling more than 10.5 million metric tons of annual production between 1998-2007 due to high natural gas prices as well as generally weaker demand for chemicals. During this period, numerous U.S. methanol facilities were shut down or relocated to other countries resulting in the inability of current U.S. production capacity to meet current U.S. methanol demand.

The primary use of methanol is to make other chemicals, with approximately 29.9% of global methanol demand in 2012 being converted to formaldehyde, which is then used for a host of other industrial applications. Methanol is also used to produce adhesives for the lumber industry, such as plywood, particle board and laminates, for resins to treat paper and plastic products, and also in paint and varnish removers, solvents for the textile industry and polyester fibers for clothing and carpeting. Outside of the United States, methanol is used as a direct fuel for automobile engines, as a fuel blended with gasoline and as an octane booster in reformulated gasoline.

Ammonia

Ammonia, a global commodity, produced in anhydrous form (containing no water) from the reaction of nitrogen and hydrogen, constitutes the base feedstock for nearly all of the world‘s nitrogen chemical production.

In 2012, global production of ammonia was approximately 166.0 million metric tons. In 2011, annual global production of ammonia was approximately 163.0 million metric tons, with approximately 30.8% of 2011 global production originating in China, 25.6% originating in the rest of Asia and Australia, 14.3% originating in the former Soviet Union and 3.5% originating in Trinidad. Significantly, Trinidad was the largest exporter of ammonia to the United States in 2012. In 2012, U.S. consumption and production of ammonia totalled 16.5 million metric tons and 10.1 million metric tons, respectively. In 2016, U.S. agricultural and industrial consumption of ammonia is projected to increase to approximately 17.5 million metric tons, with production expected to increase to 11.7 million metric tons, resulting in a continued dependency on imports to satisfy U.S. demand for ammonia.

Since 1970, the number of ammonia producers in North America and the Caribbean has declined from 63 to 20, with the top five producers currently accounting for 70% of total ammonia production capacity. Plant closures, as well as some market consolidation through mergers and acquisitions were the result of an increasingly competitive supply environment. Similar consolidation has also occurred elsewhere in the world, particularly in Europe, and is still occurring today on a global scale. Given the current supply deficit in the United States of approximately 6.4 million metric tons of annual production, imports, largely from Trinidad, are projected to meet this demand through at least 2016. Over 95% of global ammonia output is used as a feedstock to produce other chemical forms of nitrogen, such as fertilizers (urea, ammonium nitrate, ammonium sulfates, phosphates); blasting/mining compounds (ammonium nitrate); fibers and plastics (acrylonitrile, caprolactam and other nylon intermediates, isocyanates and other urethane intermediates, amino resins); and NOx emission reducing agents (ammonia, urea), among others, with 3% to 4% being directly applied to the soil for agricultural purposes.

Natural Gas Feedstock

The U.S. Natural Gas Advantage

The primary feedstock for global methanol and ammonia production is natural gas, accounting for 76% and 68%, respectively, of the average volumes produced. In recent years, improved production techniques and drilling technologies in the United States have resulted in an increased supply of U.S. natural gas that is projected to continue for the foreseeable future. This abundance of U.S. natural gas has resulted in attractive domestic natural gas prices, often substantially below natural gas prices in other global markets, such as Europe, Japan and Northeast Asia.

As indicated by the Energy Information Administration (“EIA”) forecasts shown in the diagram below, as the depletion of conventional onshore and offshore U.S. natural gas resources continues, natural gas from unconventional resource plays, such as shale formations and coalbeds, is forecasted to continue to gain market share from conventional and often higher-cost sources of natural gas. In fact, the EIA estimates that natural gas production from the major shale formations will provide the majority of the growth in domestically produced natural gas supply for the foreseeable future, increasing to approximately 50% in 2040 as compared with 34% in 2011. According to the EIA, shale gas will be the largest contributor to natural gas production growth, while production from tight sands, coalbed methane deposits and offshore waters is expected to remain stable.

U.S. Natural Gas Production by Source, 1990 – 2040

Source: EIA, Annual Energy Outlook 2013 (January 2013).

According to the EIA, total annual U.S. natural gas consumption is expected to grow from approximately 24.4 Tcf in 2011 to approximately 29.5 Tcf in 2040, or 0.7% per year on average. However, during the same time period, U.S. natural gas production is expected to increase from approximately 23.1 Tcf to approximately 33.2 Tcf, or 1.5% per year on average. The United States consumed more natural gas than it produced in 2011, with net imports of almost 2.0 Tcf. However, U.S. natural gas production is expected to exceed U.S. natural gas consumption by 2019, which is expected to spur the growth of net U.S. natural gas exports to approximately 3.6 Tcf in 2040.

Total U.S. Natural Gas Production and Consumption, 1990 – 2040

Source: EIA, Annual Energy Outlook 2013 (January 2013).

As a result of the previously described fundamentals for natural gas in the United States, the EIA expects natural gas prices to remain relatively low for the foreseeable future. More specifically, in the EIA 2013 Annual Energy Outlook published in January 2013, the EIA expects Henry Hub average natural gas prices to remain below $4.00 per MMBtu until 2019 and thereafter to remain below $6.00 per MMBtu until 2034. As natural gas is the feedstock for the majority of global methanol and ammonia production, having a low cost natural gas feedstock is a significant competitive advantage for U.S. producers like us.

Annual Average Henry Hub Spot Natural Gas Prices, 1990 – 2040

Source: EIA, Annual Energy Outlook 2013 (January 2013).

The natural gas advantage currently enjoyed by the United States is highlighted by a comparison to Trinidad, which has historically been the largest exporter of methanol and ammonia to the United States. Trinidad is currently facing a natural gas supply deficit driven by maintenance work on key natural gas production sites as well as government rationing. In addition, Trinidad natural gas production has not been replaced with new reserves, with the country’s average reserve life decreasing from 40.1 years in 2000 to 10.1 years in 2011.

Source: EIA

According to the Trinidad & Tobago Ministry of Energy and Energy Affairs, natural gas production in Trinidad has decreased from 4,274 MMscf per day in 2010 to 4,093 MMscf per day in 2012, and the allocation of the natural gas produced to power and industrial uses has decreased from 4,066 MMscf per day in 2010 to 3,470 MMscf per day in 2012. As a result, natural gas allocations for the production of ammonia and methanol have declined by 15% and 17% between 2010 and 2012, respectively. The decreased production of natural gas in Trinidad has led to reduced allocations to the methanol and ammonia production industries resulted in reduced methanol and ammonia capacity utilization rates in 2011 and 2012.

Methanol

Global Methanol Demand

Over the last several years, the global methanol market has become more complex and subject to increasingly diverse influences due to the expanding number of uses for methanol and its derivatives, changing global energy prices and significant increases in capital costs for new methanol plants. With the global economic recovery beginning in 2009, the global methanol market has improved with global demand increasing 49.6% to 62.6 million metric tons in 2012 from 41.9 million metric tons in 2008. The chart below details historical and projected global methanol demand and production capacity:

More recently, demand has also been influenced by energy prices due to the growing use of methanol in energy applications. Increased use in energy applications contributed to a 12% increase in global demand for methanol in 2012, primarily driven by Chinese demand for methanol for both traditional chemical derivatives as well as energy applications.

Historically, demand for methanol in chemical derivatives has been closely correlated to levels of global economic activity and industrial production. In 2012, approximately two-thirds of all methanol was utilized to produce formaldehyde, acetic acid and a variety of other chemicals that form the foundation of a large number of chemical derivatives. Demand for these derivatives is largely influenced by levels of global economic activity and industrial production. These derivatives are used to manufacture a wide range of products, including plywood, particleboard, foams, resins and plastics. Demand is emerging for methanol-to-olefins (“MTO”) technology since methanol is cost-competitive relative to the traditional method of producing olefins from naphtha. Because methanol derivatives, such as formaldehyde and acetic acid, are used extensively in the building industry, demand for these derivatives rises and falls with building and construction cycles, as well as the level of production of wood products, housing starts, refurbishments and related consumer spending. Demand for methanol and its derivatives is also affected by automobile production, durable goods production, industrial investment and environmental and health trends, as well as new product development.

Chemical derivative demand for methanol has historically been relatively insensitive to changes in methanol prices. We believe this demand inelasticity is due to the fact that there are few cost-effective substitutes for methanol-based chemical derivative products and because methanol costs typically account for only a small portion of the total cost of many of the end products.

Energy-related applications consumed the remaining one-third of global methanol demand in 2012. Over the last few years, high oil prices have driven strong demand growth for methanol in energy applications such as gasoline blending and as a feedstock in the production of dimethyl ether (“DME”) and MTBE, primarily in China. Methanol blending in gasoline is currently not permitted in the United States. The development and implementation of methanol-to-gasoline (“MTG”) technology to produce sulfur-free fuel may create additional demand for methanol. The chart below shows 2012 methanol demand by end product:

U.S. Methanol Demand

The U.S. methanol market consumed approximately 6.0 million metric tons and produced approximately 1.1 million metric tons in 2012. The United States satisfies a portion of its demand by importing methanol, and is currently the world’s second largest importer of methanol behind China. In 2011, approximately 68.6% of U.S. methanol imports were sourced from Trinidad and 16.1% from Venezuela. Total demand for methanol in the United States is expected to grow at a compound annual growth rate of 4.2% between 2012 and 2016 from 6.0 million metric tons to 7.1 million metric tons. This growth is mainly driven by an expected recovery in the industrial markets that are end users of methanol, coupled with increasing use for energy applications given the attractiveness of the natural gas-linked price for methanol relative to oil-linked prices for many other fuels.

Demand for formaldehyde, which represents the largest single derivative for methanol in the United States, is largely tied to activity in the housing and auto sectors. In 2012, demand for formaldehyde in the United States was at 1.8 million metric tons, compared to a ten-year high of 2.5 million metric tons in 2005. Methanol demand from the formaldehyde industry is expected to return to 2005 levels by 2016, and total methanol demand in the United States is expected to reach 7.1 million metric tons by 2016. The chart below shows historical and projected U.S. demand and production capacity for methanol:

Global Methanol Supply

The global methanol industry consistently operates significantly below stated capacity, even in periods of high methanol prices. This dynamic is due to a number of factors, including downtime for planned and unplanned repairs and maintenance, temporary closures of marginal production facilities, and shortages of feedstock and other production inputs. In 2012, global production capacity totalled 90.9 million metric tons, with total production of 62.6 million metric tons, implying a global utilization rate of 68.9%. The chart below shows the percentage of total global methanol production by region in 2012:

North America only accounted for 2.7% of methanol production in 2012. Over the last decade, world-scale methanol plants have generally been constructed in remote coastal locations with access to lower cost feedstock, although this advantage is sometimes mitigated by higher distribution costs due to their distance to major markets for methanol. As regional natural gas prices fluctuate and shipping costs escalate, producers are increasingly incentivized to build new methanol capacity closer to customers in major markets. The planning and construction of a new world-scale methanol plant typically takes between four and six years. In addition to the time required to bring a methanol plant to operational status, there are significant barriers to entry in the methanol industry. The construction of world-scale methanol facilities requires considerable capital over a long lead time, a location with access to significant natural gas or coal feedstock with appropriate pricing, the ability and proximity to cost-effectively and reliably deliver methanol to customers, and the overcoming of environmental regulatory hurdles. As such, additions to current capacity in the next several years, not including previously announced projects, will be limited. Globally, approximately 11.0 million metric tons of new annual production capacity is expected to have commenced operations by 2016.

Methanol Plant Closures

In 2008, the global economic crisis had a significant negative impact on demand for methanol and its derivatives resulting in several methanol plants with aggregate production capacity between 5 and 10 million metric tons per year being idled, primarily in China. In the United States, due to natural gas price increases from 1998 through 2007 that resulted in unfavourable market fundamentals for most U.S. methanol producers, more than 6.4 million metric tons of annual production capacity was removed from the market as numerous methanol plants underwent shutdowns or were idled, with many being disabled and rebuilt at other international locations. The chart below details select U.S. methanol plant closures from 1998 to 2009:

Select U.S. Methanol Plant Closures 1998 - 2009
Year of Closure	Facility	Location	Production Capacity (Metric Tons)
1998	Georgia Gulf	Plaquemine, LA	480,000
1999	Methanex	Fortier, LA	570,000
1999	Ashland	Plaquemine, LA	450,000
2000	Sterling	Texas City, TX	450,000
2000	Borden Chemicals & Plastics	Geismar, LA	990,000
2001	Delaware City	Delaware City, DE	200,000
2001	Enron	Pasadena, TX	375,000
2003	Air Products	Pace, FL	120,000
2003	El Paso	Cheyenne, WY	180,000
2004	Lyondell	Channelview, TX	770,000
2004	Beaumont Methanol *	Beaumont, TX	730,000
2004	Celanese	Clear Lake, TX	600,000
2005	Celanese	Bishop, TX	500,000

*	Represents our current facility.

United States Methanol Supply

More recently, lower U.S. natural gas prices and improving economic conditions have resulted in increased methanol production in the United States. By the end of 2013, U.S. methanol production capacity is expected to be 1.6 million metric tons, with domestic production expected to be 1.4 million metric tons in 2013, versus 1.1 million metric tons in 2012. Methanol is currently produced in the United States by LyondellBasell in Deer Park, TX, Eastman Chemical Company in Kingsport, TN, Praxair in Geismar, LA., and us at our facility in Beaumont, TX. With 730,000 metric tons of annual production capacity, our facility is the largest merchant producer of methanol in the United States. Assuming the expected methanol production capacity is built and comes online as announced, the United States is expected to remain a net importer of methanol until at least 2016.

Methanol Pricing Trends

Methanol prices have historically been cyclical and sensitive to overall production capacity relative to demand, the price of feedstock (primarily natural gas or coal), energy prices and general economic conditions. Prices in different regions of the world are highly correlated to each other as methanol is an internationally traded commodity. The majority of methanol sold globally is priced with reference to various published regional contract prices to which discounts may be applied. While there is a significant spot market in Asia and an appreciable spot market in Europe, the spot markets in North America and Latin America are relatively small in relation to the total volume of methanol traded. Global pricing is primarily linked to prices set by the coal-based producers in China.

In 2012, total traded volume, or the volume of merchant production sold internationally, was approximately 25.9 million metric tons, with China and the United States importing more than 5.0 million metric tons each. Despite China being the world’s largest producer of methanol, the country remains the largest importer of methanol. Approximately 90% of Chinese producers use coal as their primary feedstock, which typically results in significantly higher production costs as compared to the majority of natural gas-based methanol producers. As a result, China’s methanol producers have effectively set an international price floor of approximately $310 per metric ton, in line with methanol’s 2007-2012 average global spot price (ex-China) of $350 per metric ton. With the United States’ dependency on imports expected to decrease when announced capacity additions come online, China’s producers are expected to continue to effectively set the price floor for methanol globally.

Since 2009, global methanol prices have generally risen steadily over time while natural gas prices have decreased. The following chart details this trend since January 2008:

Source: Bloomberg data as of June 7, 2013

Ammonia

Global Ammonia Demand

In 2012, global ammonia consumption was approximately 166.0 million metric tons and approximately 95% of all global production was utilized for downstream products, including nitrogen fertilizers, with another 3-4% being directly applied to the soil for agricultural purposes. In 2012, North America was the third largest consumer of nitrogen fertilizer products, accounting for approximately 10% of global consumption. In addition, in 2012, North America was also the world’s largest consumer of ammonia for direct agricultural applications, accounting for approximately 3.8 million metric tons of ammonia or 80-85% of the global demand for ammonia for such uses. In 2012, total U.S. consumption of ammonia totalled 16.5 million metric tons and is projected to increase to approximately 17.5 million metric tons by 2016.

Approximately 86% of ammonia production is consumed within the same chemical complexes in which it is produced. The remainder is sold into the global ammonia trading market, in which the United States is the largest single participant. In 2012, the United States accounted for approximately 28% of global demand for merchant production, importing 6.4 million metric tons to supplement the approximately 2.5 million metric tons of domestic merchant production.

Global Ammonia Supply

In 2012, global production of ammonia was approximately 166.0 million metric tons. In 2011, annual global production of ammonia was approximately 163.0 million metric tons, with approximately 30.8% of 2011 global production originating in China, 25.6% originating in the rest of Asia and Australia, 14.3% originating in the former Soviet Union and 3.5% originating in Trinidad. In 2012, U.S. production of ammonia totalled 10.1 million metric tons, and is expected to increase to 11.7 million metric tons in 2016. In 2011, global ammonia production was 163.0 million metric tons. The following chart shows the percentage of global ammonia production by region in 2011:

Given the historical and current deficit in U.S. production, ammonia imports have been, and are expected to continue to be, needed to meet U.S. demand for ammonia. In 2012, approximately 80% of U.S. ammonia imports were sourced from offshore sources for delivery to tanks at port locations in Texas, NOLA (New Orleans area), Mississippi, and Florida (Tampa area). Of this tonnage, nearly 70% was used as a feedstock to produce other chemicals.

In 2012, Trinidad accounted for 60% of ammonia imports to the United States and approximately 36% of total nitrogen imports. More relevant to us, Trinidad has historically accounted for over 90% of the Texas Gulf Coast’s ammonia imports. However, Trinidad is currently facing a natural gas supply deficit driven by declining reserves, maintenance work on key natural gas production sites and government rationing. As a result of the reduced allocation of natural gas supplies to the ammonia production industry, ammonia capacity utilization rates in Trinidad were reduced in 2011 and 2012 as natural gas supply issues have limited production.

Ammonia Plant Closures

Since 1970 the number of producers that own ammonia plants in North America and the Caribbean has declined from 63 to 20, with the top five producers currently accounting for 70% of total ammonia production capacity. These declines have been largely driven by closures of old, obsolete production units and market consolidation through mergers and acquisitions, both of which have contributed to the current controlled supply environment. Similar consolidation has occurred elsewhere in the world, particularly in Europe. We believe that this market consolidation has resulted in domestic and international marketplaces characterized by a disciplined and rational supplier base. The chart below details select U.S. ammonia plant closures from 1998 to 2009:

Select U.S. Ammonia Plant Closures 1998 - 2009
Year of Closure	Facility	Location	Production Capacity (Metric Tons)
1999	Potash Corp.	Clinton, IA	281,000
1999	Potash Corp.	La Platte, NE	231,000
1999	Solutia	Lulling, LA	551,000
2000	Borden Chemicals & Plastics	Geismar, LA	468,000
2000	Diamond Shamrock	Dumas, TX	83,000
2001	Agrium	Kennewick, WA	237,000
2001	Cytec	Fortier, LA	485,000
2001	DuPont	Beaumont, TX	540,000
2001	Farmland	Lawrence, KS	518,000
2001	Vanguard	Pollock, LA	568,000
2003	Koch	Sterlington, LA	1,213,000
2003	Simplot	Pocatello, ID	116,000
2003	Terra	Yazoo City, MS	193,000
2004	Air Products	Pace, FL	110,000
2004	Potash Corp.	Memphis, TN	452,000
2004	Terra	Blythville, AR	496,000
2005	Agrium	Kenai, AK	694,000
2005	Diamond Shamrock	Dumas, TX	88,000
2005	Terra*	Beaumont, TX	264,990
2007	Agrium	Kenai, AK	777,000

*	Represents our current facility.

United States Ammonia Market Trends

Ammonia is primarily used in the United States for agricultural purposes. The following chart shows average U.S. ammonia consumption by end market for the past three years (2010-2012):

Our plant in Beaumont, Texas is centrally located in the Texas Gulf Coast ammonia market. The Gulf Coast has historically accounted for approximately 8.6 million metric tons of ammonia consumption per year, of which approximately 4.7 million metric tons, or approximately 54.7%, was produced and consumed on-site as feedstock for downstream products. Prior to our ammonia production unit commencing operations in late December 2011, consumers depended almost solely on imports for the remaining 3.9 million metric tons, with 92% of such imports coming from Trinidad. Today, we supply approximately 15% of the Texas Gulf Coast’s annual ammonia needs, with imports accounting for virtually all of the remaining 85%.

Despite the positive outlook for U.S. ammonia production due to lower natural gas pricing, the country remains the single largest global importer of ammonia, accounting for 6.4 million metric tons, or 28% of global merchant production, in 2012. Notwithstanding expected capacity additions in the near-term, this undersupply is expected to continue through at least 2020 when annual U.S. demand is expected to reach 20.0 million metric tons.

Ammonia Pricing Trends

While there are several factors that influence nitrogen fertilizer prices in the United States, there is a meaningful correlation between nitrogen fertilizer prices and crop prices. We believe that high crop prices incentivize farmers to increase fertilizer application in order to maximize crop yields. Thus, high crop prices tend to buoy fertilizer demand and in turn increase ammonia prices. Similarly, periods of low crop prices tend to experience lower fertilizer demand and resulting lower ammonia prices. Additionally, ammonia prices across regions largely track one another. The marginal producers in Eastern Europe (particularly the Ukraine), effectively set the price floor, and each region applies its own premium based on a number of factors such as local supply/demand dynamics, transportation, logistics and government policies. Nevertheless, ammonia is a global commodity, with global prices generally moving together through market peaks and troughs. The chart below shows the relationship between ammonia, corn and wheat prices:

Source: Bloomberg data as of June 7, 2013.

The U.S. Department of Agriculture’s projected global “stocks-to-use” ratio of 16.5% for the 2013/2014 planting season is significantly lower than historical ratios of 25%. The 2013/2014 ratio is indicative of tightening supplies and growing demand, which are expected to have a positive effect on agricultural commodity pricing, potentially boosting fertilizer demand and U.S. ammonia prices.

BUSINESS

Overview

We are a Delaware limited partnership formed in February 2013 to own and operate a recently upgraded, integrated methanol and ammonia production facility that is strategically located on the Texas Gulf Coast near Beaumont. We are currently the largest merchant methanol producer in the United States with an annual methanol production capacity of approximately 730,000 metric tons and an annual ammonia production capacity of approximately 265,000 metric tons, and we are in the early stages of a debottlenecking project that will increase our annual methanol production capacity by 25% to approximately 912,500 metric tons and our annual ammonia production capacity by 15% to approximately 305,000 metric tons. Given our advantageous access and connectivity to customers and attractively priced natural gas feedstock supplies, we believe that we are one of the lowest-cost producers of methanol and ammonia in our markets and intend to capitalize on our competitive position to maximize our cash flow. We believe that the prospects for our methanol and ammonia business will remain positive for the foreseeable future because of growing U.S. and global demand for methanol and ammonia, our continued access to attractively priced natural gas feedstock, the United States’ current position as a net importer of both methanol and ammonia and our competitive position in our markets.

Both methanol and ammonia are global commodities that are essential building blocks for numerous end-use products. Methanol is a liquid petrochemical that is used in a variety of industrial and energy-related applications. Methanol is used in industrial applications to produce adhesives used in manufacturing wood products, such as plywood, particle board and laminates, resins to treat paper and plastic products, paint and varnish removers, solvents for the textile industry and polyester fibers for clothing and carpeting. Methanol is also used outside of the United States as a direct fuel for automobile engines, as a fuel blended with gasoline and as an octane booster in reformulated gasoline. In the United States, ammonia is primarily used as a feedstock to produce nitrogen fertilizers, such as urea and ammonium sulfate, and is also directly applied to soil as a fertilizer. In addition, ammonia is widely used in industrial applications, particularly in the Texas Gulf Coast market, including in the production of plastics, synthetic fibers, resins and numerous other chemical compounds.

Natural gas, methanol and ammonia commodity market dynamics have contributed favorably to our profitability in four ways. First, increased natural gas production from shale formations in the United States has increased domestic supplies of natural gas, resulting in a relatively low natural gas price environment. Second, robust and increasing domestic and global demand for both methanol and ammonia has led to historically high prices for those commodities. Third, domestic methanol and ammonia production capacity is currently constrained, as the higher domestic natural gas price environment during the period from 1998 through 2007 prompted U.S. producers to shut down or relocate U.S. production facilities, which has resulted in significantly more domestic demand for methanol and ammonia than can be satisfied with domestic production and substantial reliance on foreign imports to meet domestic demand for methanol and ammonia. Consequently, approximately 82% of U.S. methanol demand and approximately 39% of U.S. ammonia demand during 2012 was met by imports according to Jim Jordan and Blue Johnson, respectively. Fourth, we and other domestic methanol and ammonia producers have been able to satisfy a growing portion of domestic demand as foreign natural gas-based producers, particularly in Trinidad, are experiencing declining methanol and ammonia production due to decreased natural gas production and declining natural gas reserves. The favorable pricing environment for our products driven by robust demand, together with attractive natural gas feedstock prices, has enabled us to realize significant profit margins since our facility began operating at full capacity in the fourth quarter of 2012.

We expect the current commodity market dynamics for our products and natural gas feedstock to continue for the foreseeable future. In addition, according to Jim Jordan, annual U.S. demand for methanol is forecasted to increase from approximately 6.0 million metric tons in 2012 to approximately 7.1 million metric tons by 2016, representing a compound annual growth rate of approximately 4.2%, while annual domestic production of methanol is expected to increase from approximately 1.1 million metric tons to approximately 5.1 million metric tons over this same period. Moreover, according to Blue Johnson, annual U.S. demand for ammonia is forecasted to increase from approximately 16.5 million metric tons in 2012 to approximately 17.5 million metric tons in 2016, representing a compound annual growth rate of approximately 1.5%, while annual domestic production of ammonia is expected to increase from approximately 10.1 million metric tons to approximately 11.7 million metric tons over this same period, which is expected to result in an annual production deficit of approximately 5.8 million metric tons in 2016. In addition, recent increases in domestic natural gas production levels from shale formations have resulted in a significant increase in the supply of natural gas, leading to a lower natural gas price environment in the United States compared to other regions. We expect this trend of relatively low natural gas prices in the United States to continue for the foreseeable future as a result of ongoing investment in the development of shale formations and related midstream infrastructure.

We acquired our facility (which had been idled by the previous owners since 2004) in May 2011, commenced an upgrade that was completed in July 2012 and began operating our facility at full capacity in the fourth quarter of 2012. Our newly renovated facility began ammonia production in December 2011 and began methanol production in July 2012 (with no significant methanol production until August 2012), with revenues first generated from ammonia sales in the first quarter of 2012 and from methanol sales in the third quarter of 2012. For the three months ended March 31, 2013, our net income and EBITDA, on a pro forma basis, were approximately $53.7 million and $62.5 million, respectively. Subject to certain assumptions, we expect our net income and EBITDA to be approximately $150.2 million and $185.0 million, respectively, for the twelve months ending September 30, 2014. For a reconciliation of EBITDA to net income and the assumptions used in our forecast of our net income and EBITDA for the twelve months ending September 30, 2014, please read “Selected Historical and Pro Forma Financial and Operating Data” and “Our Cash Distribution Policy and Restrictions on Distribution—Unaudited Forecasted Cash Available for Distribution.”

Our Competitive Strengths

Attractively Priced Natural Gas for Methanol and Ammonia Production. Given our ready access to abundant domestic natural gas supplies and our relatively low natural gas feedstock costs compared to our overseas competitors, including Trinidadian producers, we believe that we are one of the lowest-cost producers of methanol and ammonia in our markets. For the three months ended March 31, 2013, natural gas feedstock represented approximately 55.5% of our total cost of goods sold (exclusive of depreciation)(or approximately 77.8% of our variable cost of goods sold (exclusive of depreciation)). The emergence of a U.S. “shale gas advantage” has led to an increase in the domestic production of natural gas, resulting in attractive domestic natural gas feedstock prices. Please read “Industry Overview—Natural Gas Feedstock.” In addition, continued robust demand for methanol and ammonia globally has resulted in a favorable pricing environment for our products. Since our facility began operating at full capacity in the fourth quarter of 2012, we have been able to compete effectively with higher-cost foreign producers and realize significant profit margins. The following chart illustrates U.S. natural gas (Henry Hub), methanol (U.S. Gulf Coast) and ammonia (Mid Corn Belt) prices for the last four years as of May 20, 2013:

Source: Bloomberg data.

Favorable Market Fundamentals with Growing Demand for Our Products. Due to growing demand and constrained domestic production capacity for our products, we expect the fundamentals for the production and sale of methanol and ammonia in the United States to remain favorable for the foreseeable future.

•

According to Jim Jordan, annual global demand for methanol is forecasted to increase from 62.6 million metric tons in 2012 to 81.2 million metric tons in 2016, representing a compound annual growth rate of approximately 6.7%. Annual U.S. demand for methanol is forecasted to increase from 6.0 million metric tons to 7.1 million metric tons over this same period, representing a compound annual growth rate of approximately 4.2%. Over this same period, the United States is expected to remain a net importer of methanol, as Jim Jordan forecasts that annual domestic methanol production will increase to only 5.1 million metric tons by the end of 2016. We expect prices for methanol to remain favorable for the foreseeable future as global prices for methanol are highly correlated to the prices set by higher-cost, coal-based methanol producers in China.

•

According to Blue Johnson, annual global demand for ammonia is forecasted to increase from 166.0 million metric tons in 2012 to 182.0 million metric tons in 2016, representing a compound annual growth rate of approximately 2.3%. Annual U.S. demand for ammonia is forecasted to increase from 16.5 million metric tons to 17.5 million metric tons over this same period, representing a compound annual growth rate of approximately 1.5%. Over this same period, the United States is expected to remain a net importer of ammonia, as Blue Johnson forecasts that imports will comprise approximately 6.4 million metric tons of U.S. consumption in 2016. In addition, Blue Johnson forecasts that ammonia prices in the United States will remain elevated for the foreseeable future as a result of growing agricultural demand and continued strong industrial demand, particularly in the Texas Gulf Coast region.

As a result of growing demand and constrained production capacity in the United States, we expect that domestic producers of methanol and ammonia will continue to displace a portion of imported supplies for the foreseeable future because of the higher feedstock and transportation costs associated with foreign supplies.

Strategic Location on the Texas Gulf Coast with Access to Port and Pipeline Facilities. We are strategically located on the Texas Gulf Coast, which provides us advantageous access and connectivity to our existing and prospective customers and attractively priced natural gas feedstock supplies. Our facility is connected to established infrastructure and transportation facilities, including pipeline connections to adjacent customers and port access with dedicated methanol and ammonia export barge docks. We also have the flexibility to add rail and truck loading facilities to improve delivery options for our customers. We have connections to one major interstate and three major intrastate natural gas pipelines that provide us access to significantly more natural gas supply than our facility requires and flexibility in sourcing our natural gas feedstock. Our facility is located in close proximity to many of our major customers, which allows us to deliver our products to those customers at competitive prices and realize greater margins than overseas suppliers that are subject to significant costs associated with transporting product to our markets. In addition, we have direct pipeline connections to certain of our methanol and ammonia customers, which provides us a competitive advantage in supplying their methanol and ammonia requirements.

Recently Upgraded Production Facility that Operates Efficiently and Maximizes Returns. We completed an upgrade on the methanol and ammonia production units at our facility in 2012. From January 1, 2013 through June 30, 2013, our methanol production unit and our ammonia production unit each operated at over a 98% utilization rate relative to their respective nameplate capacities. As a means of further optimizing our production efficiencies, we are in the early stages of a debottlenecking project on our production facility that is expected to be completed in the second half of 2014 and increase our annual methanol production capacity by approximately 25% and our annual ammonia production capacity by approximately 15%. For information on our debottlenecking project, please read “—Our Growth Projects—Our Debottlenecking Project.”

Advantageous Relationship with Our Sponsor, OCI. We expect to benefit from OCI’s commercial, operational and technical expertise. OCI is a global nitrogen-based fertilizer producer and engineering and construction contractor based in the Netherlands, with projects and investments across Europe, the United States, South America, the Middle East, North Africa and Central Asia. We expect to benefit from OCI’s expertise in strategic development, as OCI’s management team has successfully executed over $25 billion in acquisitions, divestments and greenfield projects in 15 countries in the past eight years. In June 2013, we entered into a procurement and construction contract with Orascom E&C USA Inc., an indirect wholly owned construction subsidiary of OCI, for our debottlenecking project. OCI Construction Group’s technical expertise and experience with large-scale infrastructure and industrial projects were critical to the recent upgrade of our facility that was completed in 2012 and will be essential to the cost-effective implementation of our debottlenecking project.

Experienced Management and Operational Team. We are managed by an experienced and dedicated team of executives with a long history in the chemical industry. Our senior operational team has an average of 30 years of experience in the chemical industry and significant experience operating facilities such as ours. In fact, a majority of our operating management team ran our facility for many years under prior ownership. Our management team was responsible for developing and executing the recent upgrade of our facility and will be integral in the execution of our debottlenecking project and any future expansion projects. After the completion of this offering, we expect that Mr. Frank Bakker, our President and Chief Executive Officer, and each member of our senior operational team will devote 100% of their time to managing and operating our business. We expect that Mr. Fady Kiama, our Vice President and Chief Financial Officer, will devote approximately 75% of his time to managing our financial affairs.

Our Business Strategies

Distribute 100% of Our Cash Available for Distribution each Quarter. Upon the completion of this offering, the board of directors of our general partner will adopt a policy to distribute 100% of the cash available for distribution that we generate each quarter to unitholders of record on a pro rata basis. We do not intend to maintain excess distribution coverage or retain funds in order to maintain stable quarterly distributions or fund future distributions. Unlike many publicly traded partnerships, our general partner will have a non-economic general partner interest and will have no incentive distribution rights. Therefore, all of our cash distributions will be made to our unitholders, in contrast to other publicly traded partnerships, some of which distribute up to 50% of their quarterly cash distributions in excess of specified levels to their general partner. Our structure is designed to maximize distributions to our unitholders and to align OCI’s interests with those of our other unitholders. We expect our distribution yield to be             % (calculated by dividing our forecasted distribution for the twelve months ending September 30, 2014 of $             per common unit by $             (the midpoint of the price range set forth on the cover page of this prospectus)). Please read “Our Cash Distribution Policy and Restrictions on Distributions—Unaudited Forecasted Cash Available for Distribution.”

Pursue Organic Growth Opportunities and Strategic Acquisitions. We will continue to evaluate methods of expanding our production capabilities and product offerings. We are in the early stages of a debottlenecking project that is designed to increase our annual methanol production capacity by approximately 182,500 metric tons, or approximately 25%, and increase our annual ammonia production capacity by approximately 40,000 metric tons, or approximately 15%. As part of the debottlenecking project, we additionally plan to complete a maintenance turnaround as well as various other upgrades to our facility. We expect that the debottlenecking project will be completed in the second half of 2014 and currently estimate the total cost of the project will be approximately $150 million (including costs associated with a maintenance turnaround and various other upgrades). We intend to fund a portion of the costs of our debottlenecking project and other budgeted capital projects incurred after the completion of this offering with a portion of the net proceeds from this offering. Please read “—Our Growth Projects—Our Debottlenecking Project.”

We also intend to pursue strategic acquisitions that offer attractive synergies and maximize distributions to our unitholders, such as increasing our logistical capabilities by purchasing infrastructure at the industrial park in which our production facility is located. In addition, we intend to evaluate and pursue acquisition and development opportunities that will enhance our operating platform and increase our cash available for distribution.

Maintain High Utilization Rates. From January 1, 2013 through June 30, 2013, we operated at over a 98% utilization rate relative to the respective nameplate capacities of our methanol and ammonia production units, and we intend to maintain consistent and reliable operations at our facility, which are critical to our financial performance and results of operations. Efficient production of methanol and ammonia requires reliable and stable operations at our facility due to the high costs associated with planned and unplanned downtime. In addition, strict production schedules are essential in order to maximize utilization and productivity and to ensure a competitive cost position. We intend to continue implementing our rigorous maintenance program, which is executed by a skilled, experienced and well-trained workforce, at regular intervals. To continue to maintain our high utilization rates and minimize downtime at our facility, we plan to perform maintenance capital projects that require downtime during scheduled turnarounds. We believe that our diligent adherence to proactive maintenance programs and the experience of our workforce will minimize unplanned downtime and maintain our facility’s longevity and high utilization rates.

Continue Commitment to Health, Safety and the Environment. We are committed to maintaining a culture that makes health, safety and the environment a high priority. We have made significant investments in safety analysis and reporting technology and have established a track record of safe operations, with a total case incident rate (the average number of work-related injuries incurred by 100 workers during a one-year period) for both our employees and contractors of 0.13 for 2012 and 0.0 from January 1, 2013 through June 30, 2013. We also view personnel training as essential for accident prevention and successful operation of our facility and intend to continue our efforts in these areas. In addition, we are participating in OSHA Voluntary Protection Programs to become an OSHA Star site. Companies in OSHA’s Star Program have achieved injury and illness rates at or below the national average of their respective industries. We believe that our commitment to health, safety and the environment is critical to the success of our business.

Maintain a Conservative and Flexible Capital Structure. We are committed to maintaining a conservative capital structure with prudent leverage that affords us the financial flexibility to execute our business strategy. As of March 31, 2013, on a pro forma basis, after giving effect to the Transactions (including this offering), we would have had approximately $235.0 million of total indebtedness (excluding unamortized debt discount of $2.4 million) and approximately $                 million of cash and cash equivalents, resulting in net leverage of $                 million (or approximately $235.0 million of total indebtedness (excluding unamortized debt discount of $2.4 million) and approximately $             million of cash and cash equivalents, resulting in net leverage of $             million, if the underwriters exercise their option to purchase additional common units in full). We will retain a portion of net proceeds from this offering to pre-fund growth capital expenditures, including the anticipated remaining costs of our debottlenecking project (including a maintenance turnaround and various other upgrades).

Our Sponsor

OCI is a global nitrogen-based fertilizer producer and engineering and construction contractor based in the Netherlands, with projects and investments across Europe, the United States, South America, the Middle East, North Africa and Central Asia. The OCI Fertilizer Group owns and operates nitrogen fertilizer plants in the Netherlands, the United States, Egypt and Algeria and has an international distribution platform spanning from the Americas to Asia. The OCI Fertilizer Group ranks among the world’s largest nitrogen fertilizer producers by production capacity with annual production capacity of nearly 7.0 million metric tons.

The OCI Fertilizer Group’s latest greenfield project, the Iowa Fertilizer Company located near the Mississippi River in Wever, Iowa, is a $1.8 billion plant that is the first world scale natural gas-based fertilizer plant to be built in the United States in nearly 25 years. The plant is being constructed by Orascom E&C USA

Inc., an indirect wholly owned subsidiary of OCI, and is expected to produce approximately 2.0 million metric tons of nitrogen fertilizer annually following completion of construction in late 2015. In connection with financing the project, Iowa Fertilizer Company issued approximately $1.2 billion of tax-exempt bonds, representing one of the largest non-investment grade transactions ever sold in the U.S. tax-exempt bond market.

The OCI Construction Group provides international engineering and construction services primarily on infrastructure, industrial and high-end commercial projects in the United States, Europe, the Middle East, North Africa and Central Asia for public and private clients. According to the Engineering News Record, the OCI Construction Group consistently ranks among the world’s top global contractors.

OCI employs more than 75,000 people in 35 countries and is listed on the NYSE Euronext in Amsterdam under the symbol “OCI.” OCI’s market capitalization, as reported by Bloomberg, was approximately $6.0 billion as of July 17, 2013.

Our Facility

Overview

Our integrated methanol and ammonia production facility is located on a 28-acre site south of Beaumont, Texas on the Neches River. We acquired our facility (which had been idled by the previous owners since 2004) in May 2011, commenced an upgrade that was completed in July 2012 and began operating our facility at full capacity in the fourth quarter of 2012. Our newly renovated facility began ammonia production in December 2011 and began methanol production in July 2012 (with no significant methanol production until August 2012), with revenues first generated from ammonia sales in the first quarter of 2012 and from methanol sales in the third quarter of 2012.

The following table sets forth our facility’s production capacity and storage capacity:

Product	Current Production Capacity		Production during the Three Months Ended March 31, 2013	Expected Production Capacity after Completion of Debottlenecking Project		Product Storage Capacity (Metric Tons)
	Metric Tons/Day	Metric Tons/Year(1)	Metric Tons	Metric Tons/Day	Metric Tons/Year(1)
Methanol	2,000	730,000	175,523	2,500	912,500	42,000 (2 tanks)
Ammonia	726	264,990	64,491	835	304,739	18,000 (1 tank)

(1)	Assumes facility operates 365 days per year.

Our facility is strategically located on the Texas Gulf Coast, which provides us advantageous access and connectivity to our existing and prospective customers and attractively priced natural gas feedstock supplies. Our facility is connected to established infrastructure and transportation facilities, including pipeline connections to adjacent customers and port access with dedicated methanol and ammonia export barge docks. We also have the flexibility to add rail and truck loading facilities to improve delivery options for our customers. We have connections to one major interstate and three major intrastate natural gas pipelines that provide us access to significantly more natural gas supply than our facility requires and flexibility in sourcing our natural gas feedstock. Our facility is located in close proximity to many of our major customers, which allows us to deliver our products to those customers at competitive prices and realize greater margins than overseas suppliers that are subject to significant transportation costs associated with transporting product to our markets.

The following graphic illustrates the connectivity of our facility to customers and feedstock suppliers:

(1)	We have physical pipeline connections to these customers but are not currently shipping any ammonia volumes by pipeline.

The following table indicates ownership of the pipelines connected to our facility. Although we transport methanol and ammonia to various customers, we do not have ownership of all the pipelines that we use.

Manufactured Product:

Pipeline	Product	Ownership
ExxonMobil/Arkema Pipeline	Methanol	ExxonMobil
Oiltanking (Huntsman)	Methanol	OCI Partners LP
Lucite	Ammonia	Lucite

Feedstocks:

Pipeline	Product	Ownership
Kinder Morgan Pipeline	Natural Gas	Kinder Morgan
DCP Midstream Pipeline	Natural Gas	DCP Midstream
Florida Gas Transmission Natural Gas Pipeline	Natural Gas	OCI Partners LP/Florida Gas Transmission Company
Houston Pipeline	Natural Gas	Houston Pipe Line Company LP
Air Liquide Nitrogen Pipeline	Nitrogen	Air Liquide
Air Products Hydrogen Pipeline	Hydrogen	Air Products

Our Methanol Production Unit

Our methanol production unit is a 730,000 metric ton per year unit that is comprised of Foster Wheeler-designed twin steam methane reformers for synthesis gas production, two Lurgi-designed parallel low pressure, water-cooled reactors and four distillation columns. Our debottlenecking project is expected to increase the annual production capacity of our methanol production unit by approximately 25%. Our methanol production unit contains two 21,000 metric ton storage tanks. In addition, our methanol production unit has a crude methanol surge tank, refined receiver tank, storage tank scrubber and crude tank scrubber. During the three months ended March 31, 2013, our methanol production unit produced approximately 175,500 metric tons of methanol. We expect our methanol production unit to undergo an approximate four-week turnaround once approximately every four years.

Our Ammonia Production Unit

Our ammonia production unit is a 264,990 metric ton per year unit. Our debottlenecking project is expected to increase the annual production capacity of our ammonia production unit by approximately 15%. The Haldor Topsøe-designed ammonia synthesis loop at our facility processes hydrogen produced by our methanol production process as the feedstock to produce ammonia. From time to time, our ammonia production unit also uses hydrogen we purchase from third parties to supplement the hydrogen produced by our methanol production process. Our ammonia production unit contains an 18,000 metric ton refrigerated ammonia storage tank. During the three months ended March 31, 2013, our ammonia production unit produced approximately 64,500 metric tons of ammonia. We expect our ammonia production unit to undergo an approximate four-week turnaround once approximately every four years in connection with the turnaround of our methanol production unit.

Facility History

E.I. du Pont de Nemours and Company (“DuPont”) completed construction of our methanol production unit in 1967, which was the largest methanol production unit in the world at that time with a nameplate capacity of 600,000 metric tons of methanol per year. Since its original construction, our facility has undergone a number of ownership changes and upgrades. The following summarizes key milestones for our facility:

Year(s)	Event
1967	• DuPont completes construction of 600,000 metric ton methanol production unit.
1980s	• DuPont modernizes the methanol production unit using Lurgi low pressure methanol technology.
1990s	• Beaumont Methanol Corporation (“BMC”) acquires the methanol production unit from DuPont.
• BMC merges with Agricultural Minerals Corporation to form Agricultural Minerals and Chemicals, Inc. (“AMCI”).
• Terra Industries Inc. (“Terra”) acquires AMCI.
• Terra adds 250,000 metric ton capacity ammonia synthesis loop to the methanol production unit.
2000s	• Terra completes construction of ammonia production unit built by Foster Wheeler with a Haldor Topsøe process design.

•   In December 2003, Methanex acquires exclusive production rights to all methanol production for five years.

•   In December 2004, Terra shuts down production of methanol and ammonia.

•   In December 2008, Eastman Chemical Company (“Eastman”) acquires the facility from Terra; production of methanol and ammonia remains shut down.

2011	• In May 2011, OCI and a joint venture partner acquire the facility from Eastman and commence an upgrade of the facility.
• In November 2011, OCI acquires a 100% ownership interest in the facility. • In December 2011, ammonia production commences.
2012	• In July 2012, OCI completes upgrade of the facility; methanol production commences.

Our Recent Upgrade of the Facility

We commenced an upgrade of our facility in May 2011 that was completed in July 2012. In connection with our upgrade, we installed an advanced distributed control system at our facility to efficiently control our integrated production process. We opened, inspected and hydrostatically tested all of the static equipment at our facility. We also hydrostatically tested the piping at our facility and performed other integrity tests, including thickness measurements, and we replaced connecting gaskets and bolts and any out-of-code piping. We completely refurbished our rotating equipment, including pumps, compressors and fans, and we cleaned and, if necessary, re-tubed our heat exhangers. In addition, our storage tanks were emptied, cleaned and inspected. Moreover, our furnaces were inspected and the related burners and refractory were overhauled. After completing our upgrades, our methanol and ammonia production units underwent commissioning and testing of the safety interlocks.

Our Growth Projects

We intend to expand our existing methanol and ammonia production capacity and utilize the experience of our management team to execute our growth strategy. Our growth strategy includes expanding our production capacity by pursuing organic growth opportunities, such as our debottlenecking project.

Our Debottlenecking Project

As a means of further optimizing our production efficiencies, we are in the early stages of a debottlenecking project on our production facility, including a maintenance turnaround and environmental upgrades. This project is expected to increase our annual methanol production capacity by approximately 182,500 metric tons, or approximately 25%, and increase our annual ammonia production capacity by approximately 40,000 metric tons, or approximately 15%. We expect the debottlenecking project to be completed in the second half of 2014 and currently estimate the total cost of the project to be approximately $150 million (including costs associated with a maintenance turnaround and environmental upgrades). We expect to shut down our facility for approximately 30 to 40 days in the second half of 2014 in order to complete our debottlenecking project. As of June 30, 2013, OCIB had incurred approximately $5.8 million in expenditures related to our debottlenecking project, including costs associated with engineering fees and down payments on equipment, and will fund any costs incurred through the completion of this offering. We intend to fund a portion of the costs of our debottlenecking project and other budgeted capital projects incurred after the completion of this offering with a portion of the net proceeds from this offering.

As part of our debottlenecking project we plan to undertake the following:

•	install a selective catalytic reduction unit;

•	replace reformer tubes, which will result in increased synthesis gas production;

•	install a pre-reformer;

•	install a saturator;

•	install an additional flare;

•	modify the synthesis gas compressor and steam turbine to handle the increased volume of synthesis gas;

•	modify the convection section and the heat exchangers; and

•	increase the capacity of the synthesis gas compressor and the refrigeration compressor on our ammonia production unit and replace several heat exchangers and vessels to handle the higher volume.

The goal of our debottlenecking project is to maximize our production capacity and reduce our energy consumption. As part of the debottlenecking project, we also plan to complete a maintenance turnaround as well as various mandatory and discretionary environmental upgrades to the facility. In June 2013, we entered into a procurement and construction contract with Orascom E&C USA Inc., an indirect wholly owned construction subsidiary of OCI, for our debottlenecking project. Please read “Certain Relationships and Related Party Transactions—Our Agreements with OCI—Construction Agreement with Orascom E&C USA Inc.” The OCI Construction Group’s technical expertise and their experience on large-scale infrastructure and industrial projects were critical to the recent upgrade of our facility that was completed in 2012 and will be essential in the cost-effective implementation of our debottlenecking project.

Feedstock Supply

The primary feedstock that we use to produce methanol and ammonia is natural gas. Operating at full capacity, our methanol and ammonia production units together require approximately 84,000 MMBtu per day of natural gas. For the three months ended March 31, 2013, natural gas feedstock costs represented approximately 55.5% of our total cost of goods sold (exclusive of depreciation)(or approximately 77.8% of our variable cost of goods sold (exclusive of depreciation)). Accordingly, our profitability depends in large part on the price of our natural gas feedstock.

We have connections to one major interstate and three major intrastate natural gas pipelines that provide us flexibility in sourcing our natural gas supplies. We currently source natural gas from DCP Midstream and Kinder Morgan. In addition, we have recently connected our facility to a natural gas pipeline owned by Florida

Gas Transmission and a natural gas pipeline owned by Houston Pipe Line Company. We believe that we have ready access to an abundant supply of natural gas for the foreseeable future due to our location and connectivity to major natural gas pipelines.

We procure our hydrogen and nitrogen supply needs from Air Products and Air Liquide, respectively. Our contract with Air Products is a ten-year contract for 25 MMscf per day of hydrogen, expiring in 2021. The price we pay under the Air Products contract is linked to natural gas prices. Our contract with Air Liquide is a ten-year contract for up to 20.4 MMscf of nitrogen per day. The price we pay under our contract with Air Liquide is based on a combination of the cost of electric power, average gross hourly earnings and the latest value of the U.S. Bureau of Statistics Producer Price Index for Industrial Commodities.

Our Production Process

We purchase natural gas from third parties and process the natural gas into synthesis gas, which we then further process in the production of methanol and ammonia. We store and sell the processed methanol and ammonia to industrial and commercial customers for further processing or distribution. Our production process involves multiple steps summarized below:

Processing of Natural Gas into Synthesis Gas. We process raw natural gas into synthesis gas by heating the natural gas stream, injecting steam (H2O) into the natural gas stream and passing the natural gas stream over a nickel catalyst, which reforms the natural gas stream into a mixture of carbon monoxide (CO), carbon dioxide (CO2) and hydrogen (H2). This process, referred to as steam methane reforming, of producing synthesis gas (also known as syngas) is widely used in oil refineries around the world. Synthesis gas is used to produce both methanol and ammonia.

Processing Synthesis Gas into Methanol. We process synthesis gas into methanol by feeding the synthesis gas into a reactor under high temperatures and pressures where the carbon monoxide (CO) and hydrogen (H2) molecules are combined in the presence of a copper-based catalyst to produce hydrogen (H2), water (H2O) and methanol (CH3OH). The hydrogen (H2) is diverted to our ammonia production unit where it is ultimately combined with nitrogen (N2) to produce ammonia (NH3). The water is recirculated through the plant so that it can be re-used in the processing of natural gas into synthesis gas.

Processing Nitrogen into Ammonia. We process raw natural gas and other reactants into ammonia using the Haber-Bosch synthesis process. This reaction happens in a special high pressure reactor in the presence of an iron oxide catalyst. Through a series of chemical processes the natural gas and other reactants are converted into a mixture of nitrogen (N2) and hydrogen (H2). The synthesis gas enters the ammonia reactor, where it undergoes a synthesis reaction. The synthesis reactor consists of a number of beds containing the catalyst through which the reactants pass and are converted to ammonia (NH3) under equilibrium conditions. Because the reaction is exothermic, heat is removed by coolers (heat exchangers) to maximize the amount of ammonia that is converted.

At the end of the reactor a stream of mixed gas (ammonia + nitrogen + hydrogen) is removed and cooled. The cooled ammonia condenses and is separated from the other gas which is then returned to the reactor for reprocessing. This is a continuous process—at the one end ammonia is continuously removed and this is balanced by new synthesis gas which is continuously added to the reactor.

Our production process is illustrated below:

Customers and Contracts

We generate our revenues from the sale of methanol and ammonia manufactured at our facility. We sell our products, primarily under contract, to industrial users and commercial traders for further processing or distribution. For the three months ended March 31, 2013 and the year ended December 31, 2012, we derived approximately 72% and 74%, respectively, of our revenues from the sale of our products to commercial traders for further processing or distribution and derived approximately 28% and 26%, respectively, of our revenues from the sale of our products to industrial users. In addition, we derive a portion of our revenues from uncontracted sales of methanol and ammonia. For the three months ended March 31, 2013 and the year ended December 31, 2012, we derived approximately 0% and 1%, respectively, of our revenues from uncontracted sales of our products. We are party to methanol sales contracts with Methanex, Koch, ExxonMobil, Arkema and Lucite. Our methanol sales contracts generally range in duration from two to five years in length and are renewable at the end of their terms. A substantial majority of our customers do not have minimum volume purchase obligations under these contracts, may determine not to purchase any more methanol from us and may purchase methanol from other suppliers. Consistent with industry practice, our methanol sales contracts set our pricing terms to reflect a specified discount to a published monthly benchmark methanol price (Jim Jordan or Southern Chemical), and our methanol is sold on an FOB basis when delivered by barge. The payment terms under our methanol sales contacts are net 25-30 days. Currently, we deliver approximately 55% of our methanol sales by barge and approximately 45% of our methanol sales by pipeline. For the three months ended March 31, 2013, Methanex and Koch accounted for approximately 35.5% and 21.3%, respectively, of our total revenues. For the year ended December 31, 2012, Methanex, Koch and Arkema accounted for approximately 11.2%, 12.0% and 9.8%, respectively, of our total revenues.

We generally sell ammonia under monthly contracts. Our customers have no minimum volume purchase obligations under these contracts, may determine not to purchase any more ammonia from us at any time and may purchase ammonia from other suppliers. Consistent with industry practice, these contracts set our pricing terms to reflect a specified discount to a published monthly benchmark ammonia price (CFR Tampa). The payment terms under our ammonia sales contacts are net 30 days. Although we have ammonia pipeline connections with certain of our customers, currently all of our ammonia is sold on an FOB basis and is transported by barge. For the three months ended March 31, 2013, Transammonia and Rentech accounted for approximately 15.1% and 17.9%, respectively, of our total revenues. For the year ended December 31, 2012, Transammonia accounted for approximately 50.6% of our total revenues.

Competition

The industries in which we operate are highly competitive. Methanol and ammonia are global commodities, and we compete with a number of domestic and foreign producers of methanol and ammonia. In addition, a long period of stable and low natural gas prices in the United States has made it economical for companies to upgrade existing plants and initiate construction of new methanol and nitrogen projects. For example, Methanex, LyondellBasell and Celanese have each announced plans to relocate, restart or construct methanol plants in the U.S. Gulf Coast region over the next few years, which will increase overall U.S. production capacity and the availability of methanol supply to our customers from competing sources.

While the methanol and ammonia industries are global in nature, we believe that our strategic location on the Texas Gulf Coast positions us as a key local supplier. Our proximity to customers and access to major infrastructure and transportation facilities, including pipeline connections to adjacent customers and port access with dedicated methanol and ammonia barge docks, provide us with as a competitive advantage over other suppliers. Furthermore, because the majority of our competitors are based outside of the United States or are commodity traders, we believe that we will be able to consistently offer our products at attractive prices to our customers while maintaining strong margins.

The majority of methanol consumed in the U.S. Gulf Coast is either sourced from Trinidad or produced in-house by U.S.-based chemical companies as part of a vertically integrated industrial process. Producers in Trinidad have been facing significant natural gas feedstock shortages, thereby reducing the supply of all natural-gas based products from Trinidad to the United States. Furthermore, transportation and port-handling costs for methanol imported from Trinidad and other countries provide us with a cost advantage over foreign producers and allow us to displace higher cost methanol supplies. Please read “Industry Overview—Methanol.”

Similarly, the majority of ammonia consumed in our market is sourced overseas, particularly from Trinidad, and is transported through the U.S. Gulf Coast. Our close proximity to our customers allows us to maintain a significant cost advantage over our competition. Ammonia sourced from Trinidad accounts for approximately 60% of total imported ammonia in the United States. Although ammonia sourced from Trinidad historically enjoyed a competitive cost advantage, natural gas supply shortages and higher production costs in recent years have eroded this competitive advantage. Furthermore, transportation and port-handling costs for all imported ammonia have allowed us to displace foreign supply. According to Blue Johnson, we currently supply approximately 15% of the Texas Gulf Coast market’s annual ammonia needs. Please read “Industry Overview—Ammonia.”

Seasonality and Volatility

While most U.S. methanol is sold pursuant to long-term contracts based on market index pricing and fixed volumes, the market price of methanol can be volatile. Methanol is an internationally traded commodity chemical, and the methanol industry has historically been characterized by cycles of oversupply caused by either excess supply or reduced demand, resulting in lower prices and idling of capacity, followed by periods of shortage and rising prices as demand exceeds supply until increased prices lead to new plant investment or the restart of idled capacity. Methanol prices have historically been cyclical and sensitive to overall production capacity relative to demand, the price of feedstock (primarily natural gas or coal), energy prices and general economic conditions.

The seasonality of the ammonia business largely tracks the seasonality of the fertilizer business in the United States because the substantial majority of all domestic ammonia consumption in the United States is for fertilizer use. The fertilizer business is seasonal, based upon the planting, growing and harvesting cycles. Inventories must be accumulated to allow for customer shipments during the spring and fall fertilizer application seasons, which requires significant storage capacity. The accumulation of inventory to be available for seasonal sales requires fertilizer producers to maintain significant working capital. This seasonality generally results in higher fertilizer prices during peak periods, with prices normally reaching their highest point in the spring, decreasing in the summer, and increasing again in the fall. Fertilizer products are sold both on the spot market for immediate delivery and under product prepayment contracts for future delivery at fixed prices. The terms of the product prepayment contracts, including the percentage of the purchase price paid as a down payment, can vary from season to season. Variations in the proportion of product sold through forward sales and variations in the terms of the product prepayment contracts can increase the seasonal volatility of fertilizer producers’ cash flows and cause changes in the patterns of seasonal volatility from year-to-year. Nitrogen fertilizer prices can also be volatile as a result of a number of other factors, including weather patterns, field conditions, quantities of fertilizers imported to the United States, current and projected grain inventories and prices and price fluctuations in natural gas prices. In addition, governmental policies may directly or indirectly influence the number of acres planted, the level of grain inventories, the mix of crops planted and crop prices.

Environmental Matters

Our business is subject to extensive and frequently changing federal, state and local, environmental, health and safety regulations governing the emission and release of hazardous substances into the environment, the treatment and discharge of waste water and the storage, handling, use and transportation of our methanol and ammonia. These laws include the CAA, the federal Water Pollution Control Act (the “Clean Water Act”), the Resource Conservation and Recovery Act, CERCLA, the Toxic Substances Control Act and various other federal, state and local laws and regulations. These laws, their underlying regulatory requirements and the enforcement thereof impact us by imposing:

•	restrictions on operations or the need to install enhanced or additional controls;

•	the need to obtain and comply with permits and authorizations;

•	liability for the investigation and remediation of contaminated soil and groundwater at current and former facilities (if any) and off-site waste disposal locations; and

•	specifications for the products we market, primarily methanol and ammonia.

Our operations require numerous permits and authorizations. Failure to comply with these permits or environmental laws generally could result in substantial fines, penalties or other sanctions, court orders to install pollution-control equipment, permit revocations and facility shutdowns. In addition, environmental, health and safety laws may impose joint and several liability, without regard to fault, for cleanup costs on potentially responsible parties who have released or disposed of hazardous substances into the environment. We may experience delays in obtaining or be unable to obtain required permits, which may delay or interrupt our operations and limit our growth and revenue. Private parties, including the owners of properties adjacent to other facilities where our wastes are taken for disposal, also may have the right to pursue legal actions to enforce compliance as well as to seek damages for non-compliance with environmental laws and regulations or for personal injury or property or natural resource damages. In addition, the risk of accidental spills or releases could expose us to significant liabilities that could have a material adverse effect on our business, financial condition or results of operations.

The laws and regulations to which we are subject are complex, change frequently and have tended to become more stringent over time. The ultimate impact on our business of complying with existing laws and regulations is not always clearly known or determinable due in part to the fact that our operations may change over time and certain implementing regulations for laws, such as the CAA, have not yet been finalized, are under governmental or judicial review or are being revised. These laws and regulations could result in increased capital, operating and compliance costs.

Our facility has experienced some level of regulatory scrutiny in the past, and we may be subject to further regulatory inspections, future requests for investigation or assertions of liability relating to environmental issues. In the future, we could incur material liabilities or costs related to environmental matters, and these environmental liabilities or costs (including fines or other sanctions) could have a material adverse effect on our results of operations, financial condition and ability to make cash distributions.

The principal environmental regulations and risks associated with our business are outlined below. We believe that we are in material compliance with all of these environmental regulations.

The Federal Clean Air Act. The CAA and its implementing regulations, as well as the corresponding state laws and regulations that regulate emissions of pollutants into the air, affect us through the CAA’s permitting requirements and emission control requirements relating to specific air pollutants, as well as the requirement to maintain a risk management program to help prevent accidental releases of certain substances. Some or all of the standards promulgated pursuant to the CAA, or any future promulgations of standards, may require the installation of controls or changes to our facility in order to comply. If new controls or changes to operations are needed, the costs could be significant. In addition, failure to comply with the requirements of the CAA and its implementing regulations could result in fines, penalties or other sanctions.

The regulation of air emissions under the CAA requires that we obtain various construction and operating permits, including Title V and PSD air permits issued by TCEQ and EPA. Requirements under these permits will cause us to incur capital expenditures for the installation of certain air pollution control devices at our operations. Various regulations specific to our operations have been implemented, such as National Emission Standard for Hazardous Air Pollutants, New Source Performance Standards and New Source Review. We have incurred, and expect to continue to incur, substantial capital expenditures to maintain compliance with these and other air emission regulations that have been promulgated or may be promulgated or revised in the future, including in connection with the following projects that are designed to comply with our emission limits and requirements of our Title V CAA permit.

Release Reporting. The release of hazardous substances or extremely hazardous substances into the environment is subject to release reporting requirements under federal and state environmental laws, including the Emergency Planning and Community Right-to-Know Act. We occasionally experience minor releases of hazardous or extremely hazardous substances from our equipment. We report such releases to the federal Environmental Protection Agency (the “EPA”), TCEQ and other relevant state and local agencies as required by applicable laws and regulations. If we fail to properly report a release, or if the release violates the law or our permits, it could cause us to become the subject of a governmental enforcement action or third-party claims. Government enforcement or third-party claims relating to releases of hazardous or extremely hazardous substances could result in significant expenditures and liability.

Clean Water Act. The Clean Water Act (“CWA”) and analogous state laws impose restrictions and strict controls with respect to the discharge of pollutants, including spills and leaks of oil and other substances, into waters of the U.S. The discharge of pollutants into regulated waters is prohibited, except in accordance with the terms of a permit issued by the EPA or an analogous state agency. The CWA and regulations implemented thereunder also prohibit the discharge of dredge and fill material into regulated waters, including wetlands, unless authorized by an appropriately issued permit. In addition, the CWA and analogous state laws require individual permits or coverage under general permits for discharges of storm water runoff from certain types of facilities. Spill prevention, control and countermeasure requirements of federal laws require appropriate containment berms and similar structures to help prevent the contamination of navigable waters by a petroleum hydrocarbon tank spill, rupture or leak. Federal and state regulatory agencies can impose administrative, civil and criminal penalties for non-compliance with discharge permits or other requirements of the CWA and analogous state laws and regulations.

GHG Emissions. Currently, various legislative and regulatory measures to address greenhouse gas (“GHG”) emissions (including CO2, methane and nitrous oxides) are in various phases of discussion or implementation. At the federal legislative level, Congress has previously considered legislation requiring a mandatory reduction of GHG emissions. Although Congressional passage of such legislation does not appear likely at this time, it could be adopted at a future date. It is also possible that Congress may pass alternative climate change bills that do not mandate a nationwide cap-and-trade program and instead focus on promoting renewable energy and energy efficiency.

In the absence of congressional legislation curbing GHG emissions, the EPA is moving ahead administratively under its CAA authority. In October 2009, the EPA finalized a rule requiring certain large emitters of GHGs to inventory and report their GHG emissions to the EPA. In accordance with the rule, we monitor our GHG emissions from our facility and will report the emissions to the EPA annually beginning in September 2011. On December 7, 2009, the EPA finalized its “endangerment finding” that GHG emissions, including CO2, pose a threat to human health and welfare. The finding allows the EPA to regulate GHG emissions as air pollutants under the CAA. In May 2010, the EPA finalized the “Greenhouse Gas Tailoring Rule,” which establishes new GHG emissions thresholds that determine when stationary sources, such as our facility, must obtain permits under the PSD and Title V programs of the CAA. The permitting requirements of the PSD program apply only to newly constructed or modified major sources. Obtaining a PSD or Title V permit requires a source to install BACT for those regulated pollutants that are emitted in certain quantities. Phase I of the Greenhouse Gas Tailoring Rule, which became effective on January 2, 2011, requires projects already triggering PSD or Title V permitting that are also increasing GHG emissions by more than 75,000 tons per year to comply with BACT rules for their GHG emissions. Phase II of the Greenhouse Gas Tailoring Rule, which became effective on July 1, 2011, requires preconstruction permits using BACT for new projects that emit 100,000 tons of GHG emissions per year or existing facilities that make major modifications increasing GHG emissions by more than 75,000 tons per year. Our debottlenecking project will require us to install additional BACT. We have filed for a PSD permit and amendment of our NSR permit for our greenhouse gas emissions at our facility. Several of the EPA’s GHG rules are being challenged in pending court proceedings and, depending on the outcome of such proceedings, such rules may be modified or rescinded or the EPA could develop new rules.

On May 21, 2013, the Texas Legislature passed H.B. 788 which is intended to streamline GHG permitting in Texas by directing TCEQ to promulgate rules to be approved by EPA that would replace EPA permitting of GHGs in Texas with TCEQ permitting. The bill was signed by the Governor on June 14, 2013 and is effective. Depending on how and when TCEQ implements this legislation, TCEQ could impose additional requirements on our operations that could increase our operating costs.

The implementation of additional EPA regulations and/or the passage of federal or state climate change legislation will likely result in increased costs to (i) operate and maintain our facilities, (ii) install new emission controls on our facilities and (iii) administer and manage any GHG emissions program. Increased costs associated with compliance with any future legislation or regulation of GHG emissions, if it occurs, may have a material adverse effect on our results of operations, financial condition and ability to make cash distributions. In addition, climate change legislation and regulations may result in increased costs not only for our business but also for agricultural producers that utilize our fertilizer products, thereby potentially decreasing demand for our nitrogen fertilizer products. Decreased demand for our fertilizer products may have a material adverse effect on our results of operations, financial condition and ability to make cash distributions.

Environmental Remediation. Under CERCLA and related state laws, certain persons may be liable for the release or threatened release of hazardous substances. These persons can include the current owner or operator of property where a release or threatened release occurred, any persons who owned or operated the property when the release occurred, and any persons who disposed of, or arranged for the transportation or disposal of, hazardous substances at a contaminated property. Liability under CERCLA is strict, retroactive and, under certain circumstances, joint and several, so that any responsible party may be held liable for the entire cost of investigating and remediating the release of hazardous substances. As is the case with all companies engaged in similar industries, depending on the underlying facts and circumstances we face potential exposure from future claims and lawsuits involving environmental matters, including soil and water contamination, personal injury or property damage allegedly caused by hazardous substances that we manufactured, handled, used, stored, transported, spilled, disposed of or released. We cannot assure you that we will not become involved in future proceedings related to our release of hazardous or extremely hazardous substances or that, if we were held responsible for damages in any existing or future proceedings, such costs would be covered by insurance or would not be material.

Chemical Derivatives of Methanol. Some of our customers use methanol that we supply to manufacture formaldehyde, among other chemicals. In 2012, methanol demand for the production of formaldehyde represented approximately 29.9% of global demand. Formaldehyde, a component of resins used as wood adhesives and as a raw material for engineering plastics and a variety of other products, including elastomers, paints, building products, foams, polyurethane and automotive products, has been classified by the EPA as a likely carcinogen. Changes in environmental, health and safety laws, regulations or requirements relating to formaldehyde could impact methanol demand, which could indirectly have a material adverse effect on our business.

Because of certain government public health agencies’ concerns regarding the potential for adverse human health effects, formaldehyde is a regulated chemical and public health agencies continue to evaluate its safety. In 2004, a division of the World Health Organization, the International Agency for Research on Cancer (“IARC”), reclassified formaldehyde as “carcinogenic to humans,” a higher classification than set forth in previous IARC evaluations. In 2009, the IARC determined that there is sufficient evidence in human beings of a causal association between formaldehyde exposure and leukemia. In 2011, the National Toxicology Program within the U.S. Department of Health and Human Services (“NTP”) issued its 12th Report on Carcinogens, or RoC, which lists formaldehyde as “known to be a human carcinogen.” This NTP listing was based, in part, upon certain studies reporting an increased risk of certain types of cancers, including myeloid leukemia, in individuals with higher measures of formaldehyde exposure (exposure level or duration).

The EPA, under its Integrated Risk Information System (“IRIS”), has also released a draft of its toxicological review of formaldehyde. This draft review states that formaldehyde meets the criteria to be described as “carcinogenic to humans” by the inhalation route of exposure based upon evidence of causal links to certain cancers, including leukemia. The National Academy of Sciences (“NAS”) was requested by the EPA to serve as the external peer review body for the draft review. The NAS reviewed the draft IRIS toxicological review and issued a report in April 2011 that criticized the draft IRIS toxicological review and stated that the methodologies and the underlying science used in the draft IRIS review did not clearly support a conclusion of a causal link between formaldehyde exposure and leukemia. It is possible that the EPA may revise the IRIS toxicological review to reflect the NAS findings, including the conclusions regarding a causal link between formaldehyde exposure and leukemia.

The EPA is considering regulatory options for setting limits on formaldehyde emissions from composite wood products that use formaldehyde based adhesives. In 2010, the U.S. Formaldehyde Standards for Composite Wood Products Act became effective, setting standards requiring a reduction in the emissions standards for formaldehyde used in hardwood plywood, particleboard and medium-density fiberboard sold in the United States. This Act required the EPA to promulgate regulations implementing the Act by January 1, 2013. On June 10, 2013, the EPA published a proposed rule that would implement the formaldehyde standards for composite wood and other products as required by the Formaldehyde Standards for Composite Wood Products Act. As proposed, the rule would establish a system where accredited third party certifiers review and certify that composite wood products meet the applicable standards. It is possible that, if adopted as proposed, this rule may affect demand for methanol for formaldehyde production.

In December 2011, the conference report for the FY 2012 Omnibus Appropriations bill included a provision directing NTP to refer the NTP 12th Report in Carcinogens (“RoC”) file for formaldehyde to the NAS for further review. It is possible, once the NAS review of the NTP 12th RoC formaldehyde file is completed (likely in 2014), the NTP listing of formaldehyde may change. According to NTP, a listing in the RoC indicates a potential hazard and does not assess cancer risks to individuals associated with exposures in their daily lives. A 2012 Omnibus Appropriations legislation directed the Department of Health and Human Services to have the 12th RoC reviews by the NAS. However, the report, as it exists now, could have material adverse effects on our business.

In October 2011, the European Chemical Agency (“ECHA”) publicly released for comment the “Proposal for Harmonized Classification and Labelling Based on Regulation (EC) No 1272/2008 (C.I.P. Regulation), Annex VI, Part 2, Substance Name: FORMALDEHYDE Version Number 2, Date: 28 September 2011.” The French Member State Competent Authorities (“MSCA”) proposed that formaldehyde be reclassified as a Category 1A Carcinogen and Category 2 Mutagen based upon their review of the available evidence. The proposal cited a relationship to nasopharyngeal cancer (“NPC”). NPC is a rare cancer of the upper respiratory tract. Following a review of the proposal, the Risk Assessment Committee of ECHA, which is made up of representatives from all EU member states, determined that there was sufficient evidence to justify the classification of formaldehyde as a Category 2 Mutagen, but that the evidence reviewed only supported the classification of formaldehyde as a Category 1B Carcinogen (described by the applicable EU regulation as “presumed to have carcinogenic potential for humans, classification is largely based on animal evidence”) rather than as a Category 1A Carcinogen (described as “known to have carcinogenic potential for humans, classification is largely based on human evidence”) as proposed by France. ECHA will forward the recommendation to the European Commission, which could adopt the classification.

It is possible that new regulatory requirements could be promulgated to limit human exposure to formaldehyde, that we could incur substantial additional costs to meet any such regulatory requirements, and that there could be a reduction in demand for our formaldehyde-based products. These additional costs and reduced demand could have a material adverse effect on our operations and profitability.

Changes in environmental, health and safety laws, regulations or requirements could also impact methanol demand for the production of MTBE. In 2012, methanol demand for the production of MTBE, a source of octane and an oxygenate for gasoline, represented approximately 13% of global methanol demand. Several years ago, environmental concerns and legislative action related to gasoline leaking into water supplies from underground gasoline storage tanks in the United States resulted in the phase-out of MTBE as a gasoline additive in the United States. However, approximately 0.7 million metric tons of methanol was used in the United States in 2012 to produce MTBE for export markets, where demand for MTBE has continued at strong levels. While we currently expect demand for methanol for use in MTBE production in the United States to remain steady or to decline slightly in 2013, it could decline materially if export demand is impacted by governmental legislation or policy changes. The EPA is currently reviewing the human health effects of MTBE, including its potential carcinogenicity. The European Union issued a final risk assessment report on MTBE in 2002 that permitted the continued use of MTBE, although several risk reduction measures relating to the storage and handling of fuels were recommended. Governmental efforts in recent years in some countries, primarily in the European Union and Latin America, to promote biofuels and alternative fuels through legislation or tax policy are also putting competitive pressures on the use of MTBE in gasoline in these countries. Declines in demand for methanol for use in MTBE production could have an adverse impact on our results of operations, financial condition and ability to make cash distributions.

Material Estimated Capital Expenditures for Environmental Matters. We expect to incur approximately $9.7 million in capital expenditures from July 15, 2013 to December 31, 2013 relating to the installation of a selective catalytic reduction (“SCR”) unit for nitrogen oxide control; the installation of a saturator column system to improve plant efficiency, decrease nitrogen oxide emissions and decrease wastewater treatment from distillation; and the installation of a new flare to decrease carbon monoxide emissions during start-ups and shutdowns of our facility. We expect to incur approximately $39.0 million in capital expenditures relating to the SCR, the saturator column system and an additional flare for the year ending December 31, 2014. These capital expenditures will assist us in complying with federal, state and local environmental, health and safety regulations. We do not believe that compliance with such federal, state and local environmental, health and safety regulations will have a material effect on our earnings or competitive position.

Safety, Health and Security Matters

We are subject to a number of federal and state laws and regulations related to safety, including OSHA, and comparable state statutes, the purpose of which are to protect the health and safety of workers. We also are subject to OSHA Process Safety Management regulations, which are designed to prevent or minimize the consequences of catastrophic releases of toxic, reactive, flammable or explosive chemicals. These regulations apply to any process that involves a chemical at or above the specified thresholds or any process that involves flammable liquid or gas, pressurized tanks, caverns and wells in excess of 10,000 pounds at various locations. We have an internal safety, health and security program designed to monitor and enforce compliance with worker safety requirements, and we routinely review and consider improvements in our programs. We also are subject to EPA Chemical Accident Prevention Provisions, known as the Risk Management Plan requirements, which are designed to prevent the accidental release of toxic, reactive, flammable or explosive materials, and the U.S. Coast Guard’s Maritime Security Standards for Facilities, which are designed to regulate the security of high-risk maritime facilities. We believe that we are in material compliance with all applicable laws and regulations related to worker health and safety. Notwithstanding these preventative measures, we cannot guarantee that serious accidents will not occur in the future.

Employees

We are managed and operated by the board of directors and executive officers of OCI GP LLC, our general partner. Neither we nor our subsidiaries have any employees. Our general partner has the sole responsibility for providing the employees and other personnel necessary to conduct our operations. All of the employees that conduct our business are employed by our general partner or its affiliates. Immediately after the closing of this offering, we expect that our general partner and its affiliates will have approximately 100 employees performing services for our operations. We believe that our general partner and its affiliates have a satisfactory relationship with those employees.

Properties

Our methanol and ammonia production facility is located on a 28-acre site that is part of a large chemical refining and industrial complex located six miles south of Beaumont, Texas, on the Neches River. We own the land, plant and processing equipment at our facility. We believe that the land, plant and processing equipment at our facility are adequate for our current operations.

Insurance

Our assets may experience physical damage as a result of an accident or natural disaster. These hazards can also cause personal injury and loss of life, severe damage to and destruction of property and equipment, pollution or environmental damage, and suspension of operations. We are currently insured under casualty, environmental, property and business interruption insurance policies. The following conversions from Euros to U.S. dollars with respect to our insurance policies are based on a conversion rate of €1.00 to $1.3067 as of July 12, 2013, as reported by Bloomberg. The property and business interruption insurance policies have a €400.0 million (or approximately $522.7 million) limit, with a €0.5 million (or approximately $0.7 million) deductible for physical damage (€1.0 million (or approximately $1.3 million) for property damage from a major machinery breakdown), a €2.3 million (or approximately $3.0 million) deductible for business interruption and a 30-day waiting period before losses resulting from business interruptions are recoverable. Our current property policy contains a specific sub-limit of €100.0 million (or approximately $130.7 million) for damage caused by flooding and €100 million (or approximately $130.7 million) for damage caused by named windstorm. We are fully exposed to all losses in excess of the applicable limits and sub-limits and for losses due to business interruptions caused by machinery breakdown of fewer than 30 days, and there is a limit of €4.0 million (or approximately $5.2 million) for losses due to such business interruption incurred after the expiration of the 30-day waiting period. With regard to environmental claims due to accidental pollution, we currently have a policy limit of €100.0 million (or approximately $130.7 million) under the general liability insurance policy in place, and this policy has a deductible of €125,000 (or $163,338). As we continue to grow, we will continue to evaluate our policy limits and retentions as they relate to the overall cost and scope of our insurance program.

Legal Proceedings

We are, and will continue to be, subject to litigation from time to time in the ordinary course of our business. We are not party to any pending legal proceedings that we believe will have a material adverse effect on our business, and there are no existing legal proceedings where we believe that the reasonably possible loss or range of loss is material.

MANAGEMENT

Management of OCI Partners LP

We are managed by the directors and executive officers of our general partner, OCI GP LLC. OCI USA, an indirect wholly owned subsidiary of OCI, owns all of the membership interests in our general partner and has the right to appoint the entire board of directors of our general partner, including our independent directors. Our unitholders are not entitled to elect the directors of our general partner’s board of directors or to directly or indirectly participate in our management or operations. Our general partner will be liable, as general partner, for all of our debts (to the extent not paid from our assets), except for indebtedness or other obligations that are made specifically nonrecourse to it. Whenever possible, we intend to incur indebtedness that is nonrecourse to our general partner.

At the completion of this offering, we expect that our general partner will have five directors, including one prospective director who will become a member of our board of directors at the completion of this offering. OCI USA will appoint all of the members to the board of directors of our general partner. In accordance with the NYSE’s phase-in rules, we will have at least three independent directors within one year following the effective date of the registration statement of which this prospectus forms a part. We expect that our board will determine that Mr. Meyer, our prospective director who will become a member of our board of directors prior to the completion of this offering, is independent under the independence standards of the NYSE.

In evaluating director candidates, OCI USA will assess whether a candidate possesses the integrity, judgment, knowledge, experience, skill and expertise that are likely to enhance the ability of our board of directors to manage and direct our affairs and business, including, when applicable, to enhance the ability of committees of the board of directors of our general partner to fulfill their duties.

Director Independence

As a publicly traded partnership, we qualify for, and are relying on, certain exemptions from the NYSE’s corporate governance requirements, including:

•	the requirement that a majority of the board of directors of our general partner consist of independent directors;

•	the requirement that the board of directors of our general partner have a nominating/corporate governance committee that is composed entirely of independent directors; and

•	the requirement that the board of directors of our general partner have a compensation committee that is composed entirely of independent directors.

As a result of these exemptions, we do not expect that our general partner’s board of directors will be comprised of a majority of independent directors. Our board of directors does not currently intend to establish a nominating/corporate governance committee or a compensation committee. Accordingly, unitholders will not have the same protections afforded to equityholders of companies that are subject to all of the corporate governance requirements of the NYSE.

We are, however, required to have an audit committee of at least three members, and all of its members are required to meet the independence and experience standards established by the NYSE and the Exchange Act, subject to certain transitional relief during the one-year period following the effective date of the registration statement of which this prospectus forms a part. In accordance with the NYSE’s corporate governance standards, we must have at least one independent member on our audit committee who satisfies the independence and experience requirements by the date our common units are listed on the NYSE, at least a majority of independent members within 90 days of the effective date of the registration statement of which this prospectus forms a part and a fully independent audit committee within one year of such effective date.

Committees of the Board of Directors

The board of directors of our general partner will have an audit committee and a conflicts committee, and may have such other committees as the board of directors shall determine from time to time. Each of the standing committees of the board of directors will have the composition and responsibilities described below.

Audit Committee

We are required to have an audit committee of at least three members, and all of its members are required to meet the independence and experience standards established by the NYSE and the Exchange Act, subject to certain transitional relief during the one-year period following the effective date of the registration statement of which this prospectus forms a part. The audit committee of the board of directors of our general partner will assist the board of directors in its oversight of the integrity of our financial statements and our compliance with legal and regulatory requirements and partnership policies and controls. The audit committee will have the sole authority to (1) retain and terminate our independent registered public accounting firm, (2) approve all auditing services and related fees and the terms thereof performed by our independent registered public accounting firm and (3) pre-approve any non-audit services and tax services to be rendered by our independent registered public accounting firm. The audit committee will also be responsible for confirming the independence and objectivity of our independent registered public accounting firm. Our independent registered public accounting firm will be given unrestricted access to the audit committee and our management, as necessary. We expect that Mr. Meyer will serve as the initial member of the audit committee. We expect that Mr. Meyer will satisfy the definition of audit committee financial expert for purposes of the SEC’s rules. OCI USA will appoint a second member to the audit committee within 90 days of the effective date of the registration statement of which this prospectus forms a part and appoint a third member to the audit committee within one year following such effective date.

Conflicts Committee

At least two members of the board of directors of our general partner will serve on our conflicts committee to review specific matters that may involve conflicts of interest in accordance with the terms of our partnership agreement. The board of directors of our general partner will determine whether to refer a matter to the conflicts committee on a case-by-case basis. The members of our conflicts committee may not be officers or employees of our general partner or directors, officers or employees of its affiliates (including OCI), and must meet the independence and experience standards established by the NYSE and the Exchange Act to serve on an audit committee of a board of directors. In addition, the members of our conflicts committee may not own any interest in our general partner or any interest in us or our subsidiaries other than common units or awards under our incentive compensation plan. Any matters approved by our conflicts committee in good faith will be deemed to be approved by all of our partners and not a breach by our general partner of any duties it may owe us or our unitholders.

Directors and Executive Officers of OCI GP LLC

Directors are elected by OCI USA, the sole member of our general partner, and hold office until their successors have been elected or qualified or until their earlier death, resignation, removal or disqualification. Executive officers are appointed by, and serve at the discretion of, the board of directors. The following table shows information for the directors, prospective director and executive officers of OCI GP LLC as of June 30, 2013. Our prospective director will become a member of our board of directors at the completion of this offering.

Name	Age	Position with Our General Partner
Michael L. Bennett	60	Chairman of the Board of Directors
Frank Bakker	48	President, Chief Executive Officer and Director
Nassef Sawiris	52	Director
Renso Zwiers	58	Director
Francis G. Meyer	61	Director Nominee
Fady Kiama	45	Vice President, Chief Financial Officer

Michael L. Bennett—Chairman of the Board. Mr. Bennett was appointed chairman of the board of directors of our general partner in June 2013. Mr. Bennett has served as chairman of the board of directors of OCI since January 2013. Mr. Bennett served as chief executive officer and director of Terra Industries Inc., a publicly traded producer of nitrogen fertilizer, from 2001 until its acquisition by CF Industries Holdings, Inc. in 2010. From 2001 until 2010, Mr. Bennett served as chairman of the board and chief executive officer of Terra Nitrogen GP Inc., the general partner of Terra Nitrogen Company, L.P. (NYSE: TNH). Mr. Bennett is a past chairman of both The Fertilizer Institute and the Methanol Institute in the United States. Mr. Bennett currently serves as a director of Alliant Energy Corporation and Arclin, Inc., a privately held manufacturer of resins and surfaces, as well as chairman of the board at Morningside College in Sioux City, Iowa. We believe that Mr. Bennett should serve as chairman of the board of directors of our general partner due to his knowledge of our industry, historical understanding of our operations and the significant executive leadership experience he gained through his employment with Terra Industries Inc. and Terra Nitrogen GP Inc.

Frank Bakker—President, Chief Executive Officer and Director. Mr. Bakker was appointed President, Chief Executive Officer and director of our general partner in June 2013. Prior to his appointment, Mr. Bakker served as vice president and general manager of OCIB from September 2011 to June 2013. Prior to joining OCIB, Mr. Bakker served as site manager at DSM-Neoresins from September 2010 to September 2011 and manufacturing director at DSM Sarlink from 2007 to 2010. Mr. Bakker holds an M.B.A. from the University of Massachusetts at Amherst and a M.S. in mechanical engineering from Twente University. We believe that Mr. Bakker should serve as a member of the board of directors of our general partner because of his extensive manufacturing experience in the chemicals industry and, in particular, his leadership experience in operating our facility.

Nassef Sawiris—Director. Mr. Sawiris was appointed as a member of the board of directors of our general partner in June 2013. Mr. Sawiris has served as chief executive officer and director of OCI since January 2013. Mr. Sawiris has also served as chief executive officer and director of Orascom Construction Industries S.A.E. (“OCI SAE”), a publicly traded Egyptian company, since its incorporation in 1998. Prior to the incorporation of OCI SAE, Mr. Sawiris oversaw the construction activities of Orascom (Onsi Sawiris & Co.). Since 2008, Mr. Sawiris has served as a director of Lafarge S.A., a publicly traded French building materials company. Mr. Sawiris holds a B.A. in economics from the University of Chicago. We believe that Mr. Sawiris’ should serve as a member of the board of directors of our general partner because of his extensive experience in the fertilizer and construction industries and his position as chief executive officer and director of OCI.

Renso Zwiers—Director. Mr. Zwiers was appointed as a member of the board of directors of our general partner in June 2013. Mr. Zwiers has served as chief operating officer of OCI’s Fertilizer Group since January 2013. Mr. Zwiers has served as chief executive officer of OCI Nitrogen, a Netherlands-based fertilizer producer, since its acquisition from DSM in May 2010. Mr. Zwiers was the president of DSM Agro from April 2003 to May 2010. Mr. Zwiers holds a M.S. in Polymer Chemistry from the University of Groningen. We believe that Mr. Zwiers should serve as a member of the board of directors of our general partner because of his extensive experience in the fertilizer industry, including his position as chief operating officer of OCI’s Fertilizer Group.

Francis G. Meyer—Director Nominee. Mr. Meyer has agreed to serve as a director of our general partner and will become a member of the board of directors prior to the completion of this offering. Mr. Meyer served as executive vice president of Terra Industries Inc. from 2007 until his retirement in April 2008 and as senior vice president and chief financial officer from 1995 until 2007. Mr. Meyer served as a director of Terra Nitrogen GP Inc., which is the general partner of Terra Nitrogen Company, L.P. from 1995 until 2008. Mr. Meyer served in various management positions for Terra Industries Inc. from 1986 to 1995. Mr. Meyer has a B.B.A. in accounting from the University of Iowa. We believe that Mr. Meyer is a suitable member of the board of directors of our general partner because of his extensive industry experience and knowledge of industry accounting and financial practices he gained during his employment with Terra Industries Inc. and Terra Nitrogen GP Inc.

Fady Kiama—Vice President and Chief Financial Officer. Mr. Kiama was appointed vice president and chief financial officer of our general partner in June 2013. Mr. Kiama has more than 22 years of financial management experience and has served as corporate planning director and group controller of OCI SAE from 2001 until May 2013. Mr. Kiama served as chief financial officer of Misr Gulf Oil Processing Co. in Egypt from 1999 to 2001, chief financial officer for PepsiCo Foods Saudi Arabia from 1995 to 1997 and as a financial analyst then group finance manager for Procter & Gamble Egypt from 1990 to 1995. Mr. Kiama holds a B.A. and a M. A. in economics from the American University in Cairo.

Board Leadership Structure

The board of directors of our general partner has no policy with respect to the separation of the offices of chairman of the board of directors and chief executive officer. Instead, that relationship is defined and governed by the amended and restated limited liability company agreement of our general partner, which permits the same person to hold both offices. Directors of the board of directors of our general partner are designated or elected by OCI USA. Accordingly, unlike holders of common stock in a corporation, our unitholders will have only limited voting rights on matters affecting our business or governance, subject in all cases to any specific unitholder rights contained in our partnership agreement.

Board Role in Risk Oversight

Our corporate governance guidelines will provide that the board of directors of our general partner is responsible for reviewing the process for assessing the major risks facing us and the options for their mitigation. This responsibility will be largely satisfied by our audit committee, which is responsible for reviewing and discussing with management and our independent registered public accounting firm our major risk exposures and the policies management has implemented to monitor such exposures, including our financial risk exposures and risk management policies.

Reimbursement of Expenses

Our partnership agreement requires us to reimburse our general partner for (1) direct and indirect expenses it incurs or payments it makes on our behalf (including salary, bonus, incentive compensation and other amounts paid to any person, including affiliates of our general partner, to perform services for us or our subsidiaries or for our general partner in the discharge of its duties to us and our subsidiaries), and (2) all other expenses reasonably allocable to us or our subsidiaries or otherwise incurred by our general partner in connection with operating our business (including expenses allocated to our general partner by its affiliates). Our general partner is entitled to determine the expenses that are allocable to us and our subsidiaries.

Executive Compensation

This executive compensation disclosure provides an overview of the executive compensation program for our two named executive officers (“NEOs”), who are:

•	Frank Bakker, our President and Chief Executive Officer; and

•	Fady Kiama, our Vice President and Chief Financial Officer.

The compensation-related sections of this document are intended to comply with the reduced disclosure requirements provided under the JOBS Act. In addition, Mr. Kiama was appointed as our Vice President and Chief Financial Officer in June 2013 and did not provide, or receive any compensation with respect to, services for OCIB, us or our general partner during any part of 2012. As a result, we are not presenting compensation information for historical periods for Mr. Kiama. Mr. Kiama serves as our Vice President and Chief Financial Officer and is initially expected to devote approximately 75% of his working time to our business, but also has certain responsibilities for OCI and its subsidiaries other than us.

Summary Compensation Table for 2012

The following summarizes the total compensation paid to our NEOs for their services to us in 2012, which for Mr. Bakker represents compensation paid in his role as General Manager of OCIB. Mr. Bakker was appointed as our President and Chief Executive Officer in June 2013 and devotes 100% of his working time to our business. Salary, bonus and certain other benefits provided to Mr. Bakker were paid in Euros. Amounts shown below have been converted to U.S. Dollars based on the average daily exchange rate during 2012.

Name and Principal Position	Salary ($)	Non-Equity Incentive Plan Compensation(1) ($)	All Other Compensation(2) ($)	Total ($)
Frank Bakker
President and Chief Executive Officer	$201,716	$18,154	$115,037	$334,907
Fady Kiama
Vice President and Chief Financial Officer	—	—	—	—

(1)	Amount shown represents the cash bonus earned by Mr. Bakker under our annual cash incentive plan for 2012.
(2)	Amount shown reflects benefits provided in conjunction with Mr. Bakker’s international assignment to the United States in 2012. This includes housing assistance of $34,715, dependent tuition assistance of $12,500, an international assignment allowance of $20,172, a representation fee (incidentals) of $1,403, automobile provision of $11,766, home leave expenses of $19,843 and healthcare benefits of $14,638.

Narrative Disclosure to Summary Compensation Table

The primary elements of compensation for the NEOs are base salary and an annual cash incentive award. The NEOs also receive certain retirement, health, welfare and additional benefits as described below. In the future, as our general partner formulates and implements the compensation programs for our NEOs, our general partner may provide different and/or additional compensation components, benefits and/or perquisites to our NEOs to ensure that they are provided with a balanced, comprehensive and competitive compensation structure.

Base Salary. In connection with Mr. Bakker’s appointment as President and Chief Executive Officer in June 2013 and Mr. Kiama’s appointment as Vice President and Chief Financial Officer in June 2013 and in contemplation of this offering, base salaries will initially be set at levels deemed necessary to attract and retain individuals with superior talent and consistent with competitive pay practices. Salaries may be adjusted from time to time to reflect increases in responsibility, company performance, cost of living increases or other such other factors as our general partner may consider.

Annual Cash Incentive Awards. In 2012, Mr. Bakker was eligible for an annual cash incentive award with a target value of 20% of his base salary based on OCI’s annual bonus programs. The annual bonus program for 2012 provided Mr. Bakker with an opportunity to earn a bonus based upon certain financial performance metrics as well as individual and team based objectives, which included certain strategic imperatives, fixed out-of-pocket and capital expenditure management, output, asset utilization and safety.

Based on our and Mr. Bakker’s performance in 2012, Mr. Bakker received a bonus at approximately 45% of the target level, or $18,154. Following the completion of this offering, we do not expect that our NEOs will receive bonuses based on OCI’s bonus programs and instead will participate in bonus programs that will be established by our general partner for our NEOs and other key employees. We initially expect that decisions with respect to annual bonuses for our NEOs will be made by our general partner on a purely discretionary basis. However, our general partner may determine to implement more structured annual bonus programs in the future.

Retirement, Health, Welfare and Additional Benefits. Employee benefit plans and programs are offered to our employees, subject to the terms and eligibility requirements of those plans, as in effect from time to time. The NEOs are also eligible to participate in these programs to the same extent as all employees generally. These benefits include a tax-qualified 401(k) defined contribution plan that includes a matching company contribution.

In connection with his international assignment to the United States, Mr. Bakker received certain benefits as part of OCI’s international relocation policy. This included housing assistance, dependent tuition assistance, international assignment allowance, representation fee (incidentals), automobile provision, home leave expenses and healthcare benefits. The amounts provided are included in the Summary Compensation Table under the column labeled “All Other Compensation.”

Outstanding Equity Awards at December 31, 2012

Our NEOs have not previously received any awards or grants of equity or equity-based compensation in us or in relation to their services for us or our general partner, and our NEOs do not hold any outstanding equity or equity-based awards. In addition, we do not currently have any present intention to grant any long-term equity or equity-based awards to our NEOs as part of their annual compensation. However, in connection with this offering, we are adopting a new 2013 Long-Term Incentive Plan. While we expect that equity and equity-based awards will be granted only to non-employee members of our general partner’s board of directors, we may in the future make equity or equity-based grants to employees, including our NEOs, as our compensation programs may change or evolve from time to time. For additional information, please read “—2013 Long-Term Incentive Plan” below.

Employment, Severance and Change in Control Arrangements

We do not maintain any individual employment agreements for our NEOs. NEOs are generally subject to the same employment conditions and policies as other employees of the organization. In addition, our NEOs have no agreements that provide for severance payments upon termination of employment or in connection with a change in control.

2013 Long-Term Incentive Plan

Our general partner intends to adopt the OCI Partners LP 2013 Long-Term Incentive Plan (our “LTIP”) under which our general partner may issue long-term equity based awards to directors, officers and employees of our general partner or its affiliates, or to any consultants, affiliates of our general partner or other individuals who perform services for us. These awards will be intended to compensate the recipients thereof based on the performance of our common units and their continued service during the vesting period, as well as to align their long-term interests with those of our unitholders. We will be responsible for the cost of awards granted under our LTIP and all determinations with respect to awards to be made under our LTIP will be made by the board of directors of our general partner or any committee thereof that may be established for such purpose or by any delegate of the board of directors or such committee, subject to applicable law, which we refer to as the plan administrator. We currently expect that the board of directors of our general partner or a committee thereof will be designated as the plan administrator. The following description reflects the terms that are currently expected to be included in the LTIP.

General

The LTIP will provide for the grant, from time to time at the discretion of the board of directors of our general partner or any delegate thereof, subject to applicable law, of unit awards, restricted units, phantom units, unit options, unit appreciation rights, distribution equivalent rights, profits interest units and other unit-based awards. The purpose of awards under the LTIP is to provide additional incentive compensation to individuals providing services to us, and to align the economic interests of such individuals with the interests of our unitholders. Common units subject to awards that are cancelled, forfeited, withheld to satisfy exercise prices or tax withholding obligations or otherwise terminated without delivery of the common units will be available for delivery pursuant to other awards.

Restricted Units and Phantom Units

A restricted unit is a common unit that is subject to forfeiture. Upon vesting, the forfeiture restrictions lapse and the recipient holds a common unit that is not subject to forfeiture. A phantom unit is a notional unit that entitles the grantee to receive a common unit upon the vesting of the phantom unit or on a deferred basis upon specified future dates or events or, in the discretion of the plan administrator, cash equal to the fair market value of a common unit. The plan administrator of the LTIP may make grants of restricted units and phantom units under the LTIP that contain such terms, consistent with the LTIP, as the plan administrator may determine are appropriate, including the period over which restricted units or phantom units will vest. The plan administrator of the LTIP may, in its discretion, base vesting on the grantee’s completion of a period of service or upon the achievement of specified financial objectives or other criteria or upon a change of control (as defined in the LTIP) or as otherwise described in an award agreement.

Distributions made by us with respect to awards of restricted units may be subject to the same vesting requirements as the restricted units.

Distribution Equivalent Rights

The plan administrator of the LTIP, in its discretion, may also grant distribution equivalent rights, either as standalone awards or in tandem with other awards. Distribution equivalent rights are rights to receive an amount in cash, restricted units or phantom units equal to all or a portion of the cash distributions made on units during the period an award remains outstanding.

Unit Options and Unit Appreciation Rights

The LTIP may also permit the grant of options covering common units. Unit options represent the right to purchase a number of common units at a specified exercise price. Unit appreciation rights represent the right to receive the appreciation in the value of a number of common units over a specified exercise price, either in cash or in common units. Unit options and unit appreciation rights may be granted to such eligible individuals and with such terms as the plan administrator of the LTIP may determine, consistent with the LTIP; however, a unit option or unit appreciation right must have an exercise price equal to at least the fair market value of a common unit on the date of grant.

Unit Awards

Awards covering common units may be granted under the LTIP with such terms and conditions, including restrictions on transferability, as the plan administrator of the LTIP may establish.

Profits Interest Units

Awards granted to grantees who are partners, or granted to grantees in anticipation of the grantee becoming a partner or granted as otherwise determined by the plan administrator, may consist of profits interest units. The plan administrator will determine the applicable vesting dates, conditions to vesting and restrictions on transferability and any other restrictions for profits interest awards.

Other Unit-Based Awards

The LTIP may also permit the grant of “other unit-based awards,” which are awards that, in whole or in part, are valued or based on or related to the value of a common unit. The vesting of another unit-based award may be based on a participant’s continued service, the achievement of performance criteria or other measures. On vesting or on a deferred basis upon specified future dates or events, another unit-based award may be paid in cash and/or in units (including restricted units) or any combination thereof as the plan administrator of the LTIP may determine.

Source of Common Units

Common units to be delivered with respect to awards may be newly-issued units, common units acquired by us or our general partner in the open market, common units already owned by our general partner or us, common units acquired by our general partner directly from us or any other person or any combination of the foregoing.

Anti-Dilution Adjustments and Change in Control

If an “equity restructuring” event occurs that could result in an additional compensation expense under applicable accounting standards if adjustments to awards under the LTIP with respect to such event were discretionary, the plan administrator of the LTIP will equitably adjust the number and type of units covered by each outstanding award and the terms and conditions of such award to equitably reflect the restructuring event, and the plan administrator will adjust the number and type of units with respect to which future awards may be granted under the LTIP. With respect to other similar events, including, for example, a combination or exchange of units, a merger or consolidation or an extraordinary distribution of our assets to unitholders, that would not result in an accounting charge if adjustment to awards were discretionary, the plan administrator of the LTIP shall have discretion to adjust awards in the manner it deems appropriate and to make equitable adjustments, if any, with respect to the number of units available under the LTIP and the kind of units or other securities available for grant under the LTIP. Furthermore, upon any such event, including a change in control of us or our general partner, or a change in any law or regulation affecting the LTIP or outstanding awards or any relevant change in accounting principles, the plan administrator of the LTIP will generally have discretion to (i) accelerate the time of exercisability or vesting or payment of an award, (ii) require awards to be surrendered in exchange for a cash payment or substitute other rights or property for the award, (iii) provide for the award to assumed by a successor or one of its affiliates, with appropriate adjustments thereto, (iv) cancel unvested awards without payment or (v) make other adjustments to awards as the plan administrator deems appropriate to reflect the applicable transaction or event.

Termination of Service

The consequences of the termination of a grantee’s membership on the board of directors of our general partner or other service arrangement will generally be determined by the plan administrator in the terms of the relevant award agreement.

Amendment or Termination of Long-Term Incentive Plan

The plan administrator of the LTIP, at its discretion, may terminate the LTIP at any time with respect to the common units for which a grant has not previously been made. The LTIP automatically terminates on the tenth anniversary of the date it was initially adopted by our general partner. The plan administrator of the LTIP also has the right to alter or amend the LTIP or any part of it from time to time or to amend any outstanding award made under the LTIP, provided that no change in any outstanding award may be made that would materially impair the vested rights of the participant without the consent of the affected participant or result in taxation to the participant under Section 409A of the Code.

Compensation of Our Directors

Our general partner did not have any, and paid no compensation to, members of its board of directors in 2012. Following the completion of this offering, the officers or employees of our general partner or of OCI or its affiliates who also serve as directors of our general partner will not receive additional compensation for their service as a director of our general partner. Directors of our general partner who are not officers or employees of our general partner or of OCI or its affiliates will receive compensation as “non-employee directors” commensurate with market practices. Further, each director will be indemnified for his or her actions associated with being a director to the fullest extent permitted under Delaware law and will be reimbursed for all expenses incurred in attending to his or her duties as a director.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table presents information regarding beneficial ownership of our common units upon the completion of this offering by:

•	our general partner;

•	each of our general partner’s directors;

•	each of our general partner’s named executive officers;

•	each unitholder known by us to beneficially hold five percent or more of our outstanding common units; and

•	all of our general partner’s executive officers and directors as a group.

Beneficial ownership is determined under the rules of the SEC and generally includes voting or investment power with respect to securities. Unless indicated below, to our knowledge, the persons and entities named in the table have sole voting and sole investment power with respect to all common units beneficially owned by them, subject to community property laws where applicable. Except as otherwise indicated, the business address for each of our beneficial owners is c/o OCI Partners LP, 5470 N. Twin City Highway, Nederland, Texas 77627.

Name and Address of Beneficial Owner	Amount of Common Units to be Beneficially Owned	Percentage of Total Common Units to be Beneficially Owned(1)
OCI GP LLC(2)	—	—
OCI USA Inc.(3)		%
Michael L. Bennett	—	—
Frank Bakker	—	—
Nassef Sawiris	—	—
Renso Zwiers	—	—
Francis G. Meyer		*
Fady Kiama	—	—

All directors and executive officers of our general partner as a group (six persons)		*

*	Less than 1%
(1)	Based on common units outstanding following the completion of this offering.
(2)	OCI GP LLC, a wholly owned subsidiary of OCI USA, is our general partner and manages and operates our business and has a non-economic general partner interest in us.
(3)	OCI USA is an indirect wholly owned subsidiary of OCI.

The following table sets forth, as of July 17, 2013, the number of ordinary shares of common stock of OCI owned by each of the named executive officers and directors of our general partner and all executive officers and directors of our general partner as a group. The percentage of total ordinary shares is based on 206,918,461 ordinary shares outstanding as of July 17, 2013.

Beneficial ownership is determined under the rules of the SEC and generally includes voting or investment power with respect to securities. Unless indicated below, to our knowledge, the persons and entities named in the table have sole voting and sole investment power with respect to all shares of common stock beneficially owned by them, subject to community property laws where applicable. Except as otherwise indicated, the business address for each of the following persons is c/o OCI USA Inc., 660 Madison Avenue, 19th Floor, New York, New York 10065.

Name and Address of Beneficial Owner	Number of Ordinary Shares Beneficially Owned	Percentage of Total Ordinary Shares
Michael L. Bennett	—	—
Frank Bakker	—	—
Nassef Sawiris	59,901,262	28.9%
Renso Zwiers	1,000	*
Francis G. Meyer	—	—
Fady Kiama	—	—

All directors and executive officers of our general partner as a group (six persons)	59,902,262	28.9%

*	Less than 1%

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Upon the completion of this offering, OCI USA, an indirect wholly owned subsidiary of OCI, will own (i)              common units, representing approximately             % of our outstanding common units (or approximately             % of our outstanding common units if the underwriters exercise their option to purchase additional common units in full) and (ii) all of the member interests in our general partner, which will own a non-economic general partner interest in us.

Distributions and Payments to OCI and Its Affiliates

The following table summarizes the distributions and payments made or to be made by us to OCI and its affiliates (including our general partner) in connection with the formation, ongoing operation and any liquidation of us. These distributions and payments were or will be determined by and among affiliated entities and, consequently, are not the result of arm’s-length negotiations.

Formation Stage

The consideration received by OCI and its affiliates for our formation	• a non-economic general partner interest; and • 100% of our limited partner interests

Offering Stage

The consideration received by OCI and its affiliates for the contribution of OCIB to us	• common units issued immediately prior to the completion of this offering; and • approximately $ million in cash, as repayment in full of intercompany debt owed to OCI Fertilizer.

Post-IPO Operational Stage

Distributions to OCI and its affiliates

•   We will generally make cash distributions to our unitholders pro rata, including to OCI USA as a holder of common units. Upon the completion of this offering, OCI USA will own             common units, representing approximately            % of our outstanding common units (or approximately             % of our outstanding common units if the underwriters exercise their option to purchase additional common units in full) and would receive a pro rata percentage of the cash available for distribution that we distribute in respect thereof.

Payments to our general partner and its affiliates	• We will reimburse our general partner and its affiliates for all expenses incurred on our behalf.

Liquidation Stage

Liquidation	• Upon our liquidation, our unitholders will be entitled to receive liquidating distributions according to their respective capital account balances.

Our Agreements with OCI

In connection with the completion of this offering, we, our general partner and OCI will enter into the following agreements that will govern the business relations among us, our general partner and OCI. These agreements were not the result of arm’s-length negotiations and the terms of these agreements are not necessarily at least as favorable to each party to these agreements as terms which could have been obtained from unaffiliated third parties.

Contribution Agreement

Prior to the completion of this offering, we will enter into a contribution, conveyance and assumption agreement, which we refer to as the contribution agreement, with OCI Fertilizer, Iapetus B.V., OCI USA, our general partner and OCIB. Pursuant to the contribution agreement, the following transactions, among other things, will take place upon the completion of this offering in the order they are listed:

•	OCIB will transfer all of its employees to OCI GP LLC;

•	OCIB will distribute to OCI USA all of OCIB’s cash, restricted cash and accounts receivable;

•	OCI USA will contribute the member interests it owns in OCIB to OCI Partners LP in exchange for common units;

•

OCI Partners LP will (i) pay offering expenses, estimated at approximately $             million, excluding the underwriting discount, (ii) pay a structuring fee of approximately $             million to Merrill Lynch, Pierce, Fenner & Smith Incorporated for the evaluation, analysis and structuring of OCI Partners LP in connection with this offering and (iii) make a capital contribution to OCIB of the remaining net proceeds from this offering, estimated to be approximately $             million (based on an assumed initial public offering price of $             per common unit, the midpoint of the price range set forth on the cover page of this prospectus);

•	OCIB will use the capital contribution from OCI Partners LP of the net proceeds from this offering referred to in the immediately preceding bullet as described in “Use of Proceeds;”

•	OCIB will enter into a new $40.0 million, seven-year intercompany revolving credit facility with OCI Fertilizer as the lender;

•

OCI Partners LP’s partnership agreement and the limited liability company agreement of OCI GP LLC will be amended and restated to the extent necessary to reflect the transactions in the contribution agreement; and

•

OCI Partners LP will redeem the limited partner interest issued to OCI USA in connection with OCI Partners LP’s formation and will retire such limited partner interest in exchange for a payment of $1,000 to OCI USA.

Omnibus Agreement

In connection with the completion of this offering, we will enter into an omnibus agreement with our general partner and OCI, which we refer to as the omnibus agreement, that will address certain aspects of our relationship with them.

Subject to the terms and conditions of the omnibus agreement, OCI will grant us and our general partner a royalty-free, worldwide, non-exclusive, non-sublicensable and non-transferable (without the prior written consent of OCI) right and license to use OCI’s corporate logo and the “OCI” name and related marks, which will terminate upon a “change of control” (as defined in the omnibus agreement) of us or our general partner. In addition, the omnibus agreement will detail the terms of certain services provided to us by OCI (or its affiliate), including:

•	the provision by OCI (or its affiliate) to us of certain selling, general and administrative services; and

•	the provision by OCI (or its affiliate) to us of such employees as may be necessary to operate and manage our business, including for labor and operation of our facility.

Pursuant to the omnibus agreement, we will reimburse OCI (or its affiliate) for direct operating expenses, including labor, incurred on our behalf. In addition, we will pay a $15.0 million fixed annual fee to OCI (or its affiliate) for selling, general and administrative services provided under the omnibus agreement, which amount excludes the approximate $4.0 million for estimated incremental general and administrative expense we expect that we will incur as a publicly traded partnership. The fixed annual fee will be subject to an escalator tied to inflation. In addition, we will reimburse OCI USA for our share of state and local income or other taxes borne by OCI USA as a result of our income being included in a combined or consolidated state or local tax return filed by OCI USA with respect to taxable periods including or beginning on the closing date of this offering.

Construction Agreement with Orascom E&C USA Inc.

In June 2013, OCIB entered into a procurement and construction contract with Orascom E&C USA Inc., an indirect wholly owned subsidiary of OCI, pursuant to which Orascom E&C USA Inc. will undertake the debottlenecking of our methanol and ammonia production units, a maintenance turnaround of our facility and the implementation of certain environmental upgrades. Under the terms of the contract, Orascom E&C USA Inc. will be paid on a cost reimbursable basis, plus a fixed fee that will equal 9% of the costs of the project, excluding any discounts. The contract allocates customary responsibilities to OCIB and Orascom E&C USA Inc. The agreement does not provide for the imposition of liquidated or consequential damages.

Intercompany Revolving Credit Facility

At the closing of the offering, OCIB will enter into a new $40.0 million, seven-year intercompany revolving credit facility with OCI Fertilizer as the lender. We expect that interest on borrowings under the intercompany revolving credit facility will accrue at         %. OCIB will pay a commitment fee to OCI Fertilizer on the unused portion of the intercompany revolving credit facility of 0.5% annually. The intercompany revolving credit facility will be subordinated to indebtedness under the new Term Loan B.

Other Transactions with Related Parties

Intercompany Debt

OCIB incurred the following intercompany debt with OCI Fertilizer, an indirect wholly owned subsidiary of OCI, to fund the upgrade on our facility that was completed in July 2012, satisfy working capital requirements and for general corporate purposes. As of March 31, 2013, OCIB had the following outstanding intercompany debt payable to OCI Fertilizer:

March 31, 2013
(In thousands)
Facility loan I (LIBOR + 9.25%)	$40,000
Facility loan II (LIBOR + 9.25%)	100,000
Facility loan III (LIBOR + 9.25%)	30,482

Total Intercompany Debt	$170,482

As of June 30, 2013, OCIB had approximately $170.5 million intercompany debt outstanding to OCI Fertilizer (including accrued interest). The facility loan I matures on August 1, 2014, the facility loan II matures on August 1, 2014 and the facility loan III matures on December 31, 2014. As of June 30, 2013, the interest rate on each of these loans accrued at 9.45%. We intend to repay all outstanding intercompany debt owed to OCI Fertilizer with a portion of the net proceeds from this offering. Please read “Use of Proceeds.”

Guarantee of Term Loan Facility

OCI USA, an indirect wholly owned subsidiary of OCI, has guaranteed OCIB’s borrowings under the Term B-1 Loan and Term B-2 Loan. We expect that OCI USA will guarantee OCIB’s borrowings under the new Term Loan B.

Management Support Fees

During the year ended December 31, 2012 and the three months ended March 31, 2013, OCIB incurred approximately $4.0 million and $2.2 million, respectively, in management support fees for OCI Fertilizer’s provision of certain services in connection with managing and operating OCIB’s business.

Indemnification Agreements

Prior to the completion of this offering, we expect to enter into indemnification agreements with each of the directors and executive officers of our general partner. We expect these indemnification agreements will provide indemnification to these directors and executive officers under certain circumstances for acts or omissions which may not be covered by directors’ and officers’ liability insurance.

Procedures for Review, Approval and Ratification of Related Person Transactions

The board of directors of our general partner will adopt a code of business conduct and ethics in connection with the completion of this offering that will provide that the independent members of the board of directors of our general partner or an authorized independent committee of the board of directors periodically will review all transactions with a related person that are required to be disclosed under SEC rules and, when appropriate, initially authorize or ratify all such transactions. In the event that the independent members of the board of directors of our general partner or the authorized independent committee considers ratification of a transaction with a related person and determines not to so ratify, the code of business conduct and ethics will provide that our management will make all reasonable efforts to cancel or annul the transaction.

The code of business conduct and ethics will provide that, in determining whether or not to recommend the initial approval or ratification of a transaction with a related person, the independent members of the board of directors of our general partner or the authorized independent committee should consider all of the relevant facts and circumstances available, including (if applicable) but not limited to: (i) whether there is an appropriate business justification for the transaction; (ii) the benefits that accrue to us as a result of the transaction; (iii) the terms available to unrelated third parties entering into similar transactions; (iv) the impact of the transaction on a director’s independence (in the event the related person is a director, an immediate family member of a director or an entity in which a director or an immediately family member of a director is a partner, shareholder, member or executive officer); (v) the availability of other sources for comparable products or services; (vi) whether it is a single transaction or a series of ongoing, related transactions; and (vii) whether entering into the transaction would be consistent with the code of business conduct and ethics.

The code of business conduct and ethics described above will be adopted in connection with the completion of this offering, and, therefore, the transactions described above were not reviewed under such policy.

CONFLICTS OF INTEREST AND DUTIES

Conflicts of Interest

Conflicts of interest exist and may arise in the future as a result of the relationships between our general partner and its affiliates, including OCI, on the one hand, and us and our unaffiliated limited partners, on the other hand. The directors and executive officers of our general partner have fiduciary duties to manage our general partner in a manner that is in the best interests of its owners. At the same time, our general partner has a duty to manage us in a manner that is in the best interests of our partnership.

Whenever a conflict arises between our general partner or its affiliates, on the one hand, and us or any other partner, on the other hand, our general partner will resolve that conflict. Our general partner may seek the approval of such resolution from the conflicts committee of the board of directors of our general partner or from our unitholders, but is not required to do so. There is no requirement under our partnership agreement that our general partner seek the approval of the conflicts committee or our unitholders for the resolution of any conflict, and, under our partnership agreement, our general partner may decide to seek such approval or resolve a conflict of interest in any other way permitted by our partnership agreement, as described below, in its sole discretion. The board of directors of our general partner will decide whether to refer a matter to the conflicts committee or to our unitholders on a case-by-case basis. In determining whether to refer a matter to the conflicts committee or to our unitholders for approval, the board of directors of our general partner will consider a variety of factors, including the nature of the conflict, the size and dollar amount involved, the identity of the parties involved and any other factors the board of directors deems relevant in determining whether it will seek approval from the conflicts committee or our unitholders. Whenever the board of directors of our general partner makes a determination to refer or not to refer any potential conflict of interest to the conflicts committee for approval or to seek or not to seek unitholder approval, the general partner is acting in its individual capacity, which means that it may act free of any duty or obligation whatsoever to us or our unitholders and will not be required to act in good faith or pursuant to any other standard or duty imposed by our partnership agreement or under applicable law, other than the implied contractual covenant of good faith and fair dealing.

Our general partner will not be in breach of its obligations under our partnership agreement or its duties to us or our unitholders if the resolution of the conflict is:

•	approved by the conflicts committee, which our partnership agreement defines as “special approval;”

•	approved by the vote of a majority of the outstanding common units, excluding any common units owned by our general partner or any of its affiliates;

•	determined by the board of directors of our general partner to be on terms no less favorable to us than those generally being provided to or available from unrelated third parties; or

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determined by the board of directors of our general partner to be fair and reasonable to us, taking into account the totality of the relationships between the parties involved, including other transactions that may be particularly favorable or advantageous to us.

If our general partner seeks approval from the conflicts committee, then it will be presumed that, in making its decision, the conflicts committee acted in good faith, and in any proceeding brought by or on behalf of any limited partner or the partnership challenging such determination, the person bringing or prosecuting such proceeding will have the burden of overcoming such presumption. If our general partner does not seek approval from the conflicts committee or our unitholders and our general partner’s board of directors determines that the resolution or course of action taken with respect to the conflict of interest satisfies either of the standards set forth in the third and fourth bullet points above, then it will be presumed that, in making its decision, the board of directors acted in good faith, and in any proceeding brought by or on behalf of any limited partner or the partnership challenging such determination, the person bringing or prosecuting such proceeding will have the burden of overcoming such presumption. Unless the resolution of a conflict is specifically provided for in our partnership agreement, our general partner or the conflicts committee of our general partner’s board of directors may consider any factors it determines in good faith to consider when resolving a conflict. When our partnership agreement requires someone to act in good faith, it requires that person to subjectively believe that he is acting in a manner that is in the best interests of the partnership or that the determination or other action meets the specified standard, for example, a transaction on terms no less favorable to us than those generally being provided to or available from unrelated third parties, or is “fair and reasonable” to us. In taking such action, such person may take into account the totality of the circumstances or the totality of the relationships between the parties involved, including other relationships or transactions that may be particularly favorable or advantageous to us. If that person has the required subjective belief, then the decision or action will be conclusively deemed to be in good faith for all purposes under our partnership agreement.

It is possible, but we believe it is unlikely, that our general partner would approve a matter that the conflicts committee has previously declined to approve or declined to recommend that the full board of directors approve. If the conflicts committee does not approve or does not recommend that the full board of directors approve a matter that has been presented to it, then, unless the board of directors of our general partner has delegated exclusive authority to the conflicts committee, the board of directors of our general partner may subsequently approve the matter. In such a case, although the matter will not have received “special approval” under our partnership agreement, the board of directors of our general partner could still determine that the resolution of the conflict of interest satisfied another standard under our partnership agreement, for example, that the resolution was on terms no less favorable to us than those generally being provided to or available from unrelated third parties or was fair and reasonable to us, taking into account the totality of the relationships between the parties involved, including other transactions that may be particularly favorable or advantageous to us. Please read “Management—Committees of the Board of Directors—Conflicts Committee” for information about the conflicts committee of our general partner’s board of directors.

Conflicts of interest could arise in the situations described below, among others.

Affiliates of our general partner, including OCI, may compete with us, and neither our general partner nor its affiliates have any obligation to present business opportunities to us.

Our partnership agreement provides that our general partner will be restricted from engaging in any business activities other than acting as our general partner (or as general partner or managing member of another entity of which we are a partner or member) or those activities incidental to its ownership of interests in us. However, affiliates of our general partner, including OCI, are not prohibited from engaging in other businesses or activities, including those that might compete with us.

Under the terms of our partnership agreement, the doctrine of corporate opportunity, or any analogous doctrine, will not apply to our general partner or any of its affiliates, including its executive officers, directors and OCI. Any such person or entity that becomes aware of a potential transaction, agreement, arrangement or other matter that may be an opportunity for us will not have any duty to communicate or offer such opportunity to us. Any such person or entity will not be liable to us or to any limited partner for breach of any fiduciary duty or other duty by reason of the fact that such person or entity pursues or acquires such opportunity for itself, directs such opportunity to another person or entity or does not communicate such opportunity or information to us. Therefore, OCI may compete with us for acquisition opportunities and may own an interest in entities that compete with us.

Our general partner is allowed to take into account the interests of parties other than us, such as OCI, in resolving conflicts of interest.

Our partnership agreement contains provisions that reduce and modify the standards to which our general partner would otherwise be held by state fiduciary duty law. For example, our partnership agreement permits our general partner to make a number of decisions in its individual capacity, as opposed to in its capacity as our general partner, free of any duty or obligation to us and our unitholders, other than the implied contractual covenant of good faith and fair dealing, which means that a court will enforce the reasonable expectations of the partners where the language in our partnership agreement does not provide for a clear course of action. This entitles our general partner to consider only the interests and factors that it desires and relieves it of any duty or obligation to give any consideration to any interest of, or factors affecting, us or any limited partner. Examples of decisions that our general partner may make in its individual capacity include the allocation of business opportunities among us and our affiliates, the exercise of its limited call right, its voting rights with respect to the units it owns and its registration rights, its determination of whether to sell or otherwise dispose of units or other partnership interests that it owns, its determination whether or not to consent to any merger, consolidation or conversion of the partnership or amendment to our partnership agreement and its determination of whether to refer or not to refer any potential conflict of interest to the conflicts committee for special approval or to seek or not to seek unitholder approval.

Our partnership agreement replaces the fiduciary duties that would otherwise be owed by our general partner with contractual standards governing its duties and limits our general partner’s liabilities and the remedies available to our unitholders for actions that, without the limitations, might constitute breaches of fiduciary duty under applicable Delaware law.

In addition to the provisions described above, our partnership agreement contains provisions that restrict the remedies available to our limited partners for actions that might constitute breaches of fiduciary duty under applicable Delaware law. For example, our partnership agreement:

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permits our general partner to make a number of decisions in its individual capacity, as opposed to in its capacity as our general partner. When acting in its individual capacity, our general partner is entitled to consider only the interests and factors that it desires, and it has no duty or obligation to give any consideration to any interest of, or factors affecting, us or any limited partner. Examples of decisions that our general partner may make in its individual capacity include: (1) how to allocate business opportunities among us and its other affiliates; (2) whether to exercise its limited call right; (3) how to exercise its voting rights with respect to the units it owns; (4) whether to exercise its registration rights; (5) whether to sell or otherwise dispose of units or other partnership interests that it owns; (6) whether to consent to any merger, consolidation or conversion of the partnership or amendment to our partnership agreement; and (7) whether to refer or not to refer any potential conflict of interest to the conflicts committee for special approval or to seek or not to seek unitholder approval;

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provides that the general partner will have no liability to us or our limited partners for decisions made in its capacity as a general partner so long as such decisions are made in good faith reliance on the provisions of our partnership agreement;

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generally provides that in a situation involving a transaction with an affiliate or other conflict of interest, any determination by our general partner must be made in good faith. If an affiliate transaction or the resolution of another conflict of interest is not approved by our public common unitholders or the conflicts committee and the board of directors of our general partner determines that the resolution or course of action taken with respect to the affiliate transaction or conflict of interest is either on terms no less favorable to us than those generally being provided to or available from unrelated third parties or is “fair and reasonable” to us, considering the totality of the relationships between the parties involved, including other transactions that may be particularly advantageous or beneficial to us, then it will be presumed that in making its decision, the board of directors of our general partner acted in good faith, and in any proceeding brought by or on behalf of any limited partner or us challenging such decision, the person bringing or prosecuting such proceeding will have the burden of overcoming such presumption; and

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provides that our general partner and its officers and directors will not be liable for monetary damages to us or our limited partners resulting from any act or omission unless there has been a final and non-appealable judgment entered by a court of competent jurisdiction determining that our general partner or its officers or directors, as the cases may be, acted in bad faith or engaged in intentional fraud or willful misconduct or, in the case of a criminal matter, acted with knowledge that the conduct was unlawful.

By purchasing a common unit, a common unitholder will be deemed to have agreed to become bound by the provisions in our partnership agreement, including the provisions discussed above.

Except in limited circumstances, our general partner has the power and authority to conduct our business without unitholder approval.

Under our partnership agreement, our general partner has full power and authority to do all things, other than those items that require unitholder approval, on such terms as it determines to be necessary or appropriate to conduct our business, including, but not limited to, the following:

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the making of any expenditures, the lending or borrowing of money, the assumption or guarantee of or other contracting for, indebtedness and other liabilities, the issuance of evidences of indebtedness, including indebtedness that is convertible into our securities, and the incurring of any other obligations;

•	the purchase, sale or other acquisition or disposition of our securities, or the issuance of additional options, rights, warrants and appreciation rights relating to our securities;

•	the acquisition, disposition, mortgage, pledge, encumbrance, hypothecation or exchange of any or all of our assets (though subject to any prior approval required under our partnership agreement);

•	the negotiation, execution and performance of any contracts, conveyances or other instruments;

•	the distribution of our cash;

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the selection and dismissal of employees (including officers) and agents, outside attorneys, accountants, consultants and contractors and the determination of their compensation and other terms of employment or hiring;

•	the maintenance of insurance for our benefit and the benefit of our partners;

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the formation of, or acquisition of an interest in, the contribution of property to, and the making of loans to, any limited or general partnership, joint venture, corporation, limited liability company or other entity;

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the control of any matters affecting our rights and obligations, including the bringing and defending of actions at law or in equity, otherwise engaging in the conduct of litigation, arbitration or mediation and the incurring of legal expense, the settlement of claims and litigation;

•	the indemnification of any person against liabilities and contingencies to the extent permitted by law;

•	the making of tax, regulatory and other filings, or the rendering of periodic or other reports to governmental or other agencies having jurisdiction over our business or assets; and

•	the entering into of agreements with any of its affiliates to render services to us or to itself in the discharge of its duties as our general partner.

Our partnership agreement provides that our general partner must act in good faith when making decisions on our behalf in its capacity as our general partner, and our partnership agreement further provides that in order for a determination to be made in good faith, our general partner must subjectively believe that the determination is in the best interests of our partnership. In making such determination, our general partner may take into account the totality of the circumstances or the totality of the relationships between the parties involved, including other relationships or transactions that may be particularly favorable or advantageous to us. When our general partner is acting in its individual capacity, as opposed to in its capacity as our general partner, it may act free of any duty or obligation to us or our limited partners, other than the implied contractual covenant of good faith and fair dealing. Please read “The Partnership Agreement—Voting Rights” for information regarding matters that require unitholder approval.

Actions taken by our general partner may affect the amount of cash distributions to unitholders.

The amount of cash that is available for distribution to unitholders is affected by decisions of our general partner regarding matters such as:

•	cash expenditures;

•	borrowings;

•	the issuance of additional units;

•	the creation, increase or reduction in cash reserves in any quarter; and

•	the amount and timing of asset purchases and sales.

Our partnership agreement provides that we and our subsidiaries may borrow funds from our general partner and its affiliates. Our general partner and its affiliates may not borrow funds from us or our subsidiaries.

Our general partner and its affiliates are not required to own any of our common units. If our general partner’s affiliates were to sell all or substantially all of their common units, this would heighten the risk that our general partner would act in ways that are more beneficial to itself than our common unitholders.

Upon the completion of this offering, affiliates of our general partner will own the majority of our outstanding common units, but there is no requirement that they continue to do so. Our general partner and its affiliates are permitted to sell all of their common units. In addition, although our general partner generally may not sell its general partner interest in us to a third party without unitholder approval until            , 2023, the current owner of our general partner may sell the ownership interests in our general partner to an unrelated third party at any time without unitholder approval. If neither our general partner nor its affiliates owned any of our common units, this would heighten the risk that our general partner would act in ways that are more beneficial to itself than our common unitholders.

We will reimburse our general partner and its affiliates for expenses.

We will reimburse our general partner and its affiliates, including OCI, for costs incurred in managing and operating us. Our partnership agreement provides that our general partner will determine the expenses that are allocable to us in good faith, and it will charge on a fully allocated cost basis for services provided to us. Our omnibus agreement with OCI will also address our payment of annual amounts to, and our reimbursement of, our general partner and its affiliates for these costs and services. Please read “Certain Relationships and Related Party Transactions.”

Contracts between us, on the one hand, and our general partner and its affiliates, on the other hand, will not be the result of arm’s-length negotiations.

Our partnership agreement allows our general partner to determine, in good faith, any amounts to pay itself or its affiliates for any services rendered to us. Our general partner may also enter into additional contractual arrangements with any of its affiliates on our behalf. Our general partner will determine, in good faith, the terms of any arrangements or transactions entered into after the completion of this offering. While neither our partnership agreement nor any of the other agreements, contracts and arrangements between us and our general partner and its affiliates are or will be the result of arm’s-length negotiations, we believe the terms of all of our initial agreements with our general partner and its affiliates will be, and specifically intend the fees to be, generally no less favorable to either party than those that could have been negotiated with unaffiliated parties with respect to similar services. Similarly, agreements, contracts or arrangements between us and our general partner and its affiliates that are entered into following the completion of this offering will not be required to be negotiated on an arm’s-length basis, although, in some circumstances, our general partner may determine that the conflicts committee may make a determination on our behalf with respect to such arrangements.

Our general partner and its affiliates will have no obligation to permit us to use any facilities or assets of our general partner and its affiliates, except as may be provided in contracts entered into specifically for such use. There is no obligation of our general partner and its affiliates to enter into any contracts of this kind.

Our general partner intends to limit its liability regarding our obligations.

Our general partner intends to limit its liability under contractual arrangements so that counterparties to such agreements have recourse only against our assets and not against our general partner or its assets or any affiliate of our general partner or its assets. Our partnership agreement provides that any action taken by our general partner to limit its liability is not a breach of our general partner’s fiduciary duties, even if we could have obtained terms that are more favorable without the limitation on liability.

Common units are subject to our general partner’s limited call right.

Our general partner may exercise its right to call and purchase common units, as provided in our partnership agreement, or may assign this right to one of its affiliates or to us. Our general partner may use its own discretion, free of any duty or liability to us or our unitholders, in determining whether to exercise this right. As a result, a common unitholder may have to sell his common units at an undesirable time or at a price that is less than the market price on the date of purchase. Please read “The Partnership Agreement—Limited Call Right.”

Common unitholders will have no right to enforce obligations of our general partner and its affiliates under agreements with us.

Any agreements between us, on the one hand, and our general partner and its affiliates, on the other hand, will not grant to the unitholders, separate and apart from us, the right to enforce the obligations of our general partner and its affiliates in our favor.

Our general partner decides whether to retain separate counsel, accountants or others to perform services for us.

The attorneys, independent accountants and others who perform services for us have been retained by our general partner. Attorneys, independent accountants and others who perform services for us are selected by our general partner or our conflicts committee and may perform services for our general partner and its affiliates. We may retain separate counsel for ourselves or the holders of common units in the event of a conflict of interest between our general partner and its affiliates, on the one hand, and us or the holders of common units, on the other hand, depending on the nature of the conflict. We do not intend to do so in most cases.

Duties of the General Partner

The Delaware Act provides that a Delaware limited partnership may, in its partnership agreement, expand, restrict or eliminate, except for the implied contractual covenant of good faith and fair dealing, the fiduciary duties otherwise owed by the general partner to limited partners and the partnership.

As permitted by the Delaware Act, our partnership agreement contains various provisions replacing the fiduciary duties that might otherwise be owed by our general partner with contractual standards governing the duties of our general partner and contractual methods of resolving conflicts of interest. We have adopted these provisions to allow our general partner or its affiliates to engage in transactions with us that would otherwise be prohibited by state-law fiduciary standards and to take into account the interests of other parties in addition to our interests when resolving conflicts of interest. We believe this is appropriate and necessary because the board of directors of our general partner has duties to manage our general partner in a manner that is in the best interests of its owners in addition to the best interests of our partnership. Without these provisions, our general partner’s ability to make decisions involving conflicts of interest would be restricted. These provisions enable our general partner to take into consideration the interests of all parties involved in the proposed action. These provisions also strengthen the ability of our general partner to attract and retain experienced and capable directors. These provisions disadvantage the common unitholders because they restrict the rights and remedies that would otherwise be available to such unitholders for actions that, without those limitations, might constitute breaches of fiduciary duty, as described below, and permit our general partner to take into account the interests of third parties in addition to our interests when resolving conflicts of interest. The following is a summary of the fiduciary duties imposed on general partners of a limited partnership by the Delaware Act in the absence of partnership agreement provisions to the contrary, the contractual duties of our general partner contained in our partnership agreement that replace the fiduciary duties that would otherwise be imposed by Delaware laws on our general partner and the rights and remedies of our unitholders with respect to these contractual duties:

State law fiduciary duty standards	Fiduciary duties are generally considered to include an obligation to act in good faith and with due care and loyalty. The duty of care, in the absence of a provision in a partnership agreement providing otherwise, would generally require a general partner to act for the partnership in the same manner as a prudent person would act on his own behalf. The duty of loyalty, in the absence of a provision in a partnership agreement providing otherwise, would generally prohibit a general partner of a Delaware limited partnership from taking any action or engaging in any transaction where a conflict of interest is present unless such transactions were entirely fair to the partnership.

Partnership agreement modified standards

Our partnership agreement contains provisions that waive or consent to conduct by our general partner and its affiliates that might otherwise raise issues as to compliance with fiduciary duties or applicable law. For example, our partnership agreement provides that when our general partner is acting in its capacity as our general partner, as opposed to in its individual capacity, it must act in good faith, meaning that it subjectively believed that the decision was in the best interests of our partnership, and our general partner will not be subject to any other standard under our partnership agreement or applicable law, other than the implied contractual covenant of good faith and fair dealing. If our general partner has the required subjective belief, then the decision or action will be conclusively deemed to be in good faith for all purposes under our partnership agreement. In taking such action, our general partner may take into account the totality of the circumstances or the totality of the relationships between the parties involved, including other relationships or transactions that may be particularly favorable or advantageous to us. In addition, when our general partner is acting in its individual capacity, as opposed to in its capacity as our general partner, it may act free of any duty or obligation to us or our limited partners, other than the implied contractual covenant of good faith and fair dealing. These standards reduce the obligations to which our general partner would otherwise be held. Our partnership agreement generally provides that affiliated transactions and resolutions of conflicts of interest not involving a vote of unitholders or that are not approved by our conflicts committee must be: on terms no less favorable to us than those generally being provided to or available from unrelated third parties; or “fair and reasonable” to us, taking into account the totality of the relationships between the parties involved (including other transactions that may be particularly favorable or advantageous to us). If our general partner seeks approval from the conflicts committee, then it will be presumed that, in making its decision, the conflicts committee acted in good faith, and in any proceeding brought by or on behalf of any limited partner or the partnership challenging such determination, the person bringing or prosecuting such proceeding will have the burden of overcoming such presumption. If our general partner does not seek approval from our conflicts committee and its board of directors determines that the resolution or course of action taken with respect to the conflict of interest satisfies either of the standards set forth in the bullet points above, then it will be presumed that, in making its decision, the board of directors, which may include board members affected by the conflict of interest, acted in good faith, and in any proceeding brought by or on behalf of any limited partner or us challenging such approval, the person bringing or prosecuting such proceeding will have the burden of overcoming such presumption. These standards reduce the obligations to which our general partner would otherwise be held.

In addition to the other more specific provisions limiting the obligations of our general partner, our partnership agreement further provides that our general partner and its officers and directors will not be liable for monetary damages to us or our limited partners for errors of judgment or for any acts or omissions unless there has been a final and nonappealable judgment by a court of competent jurisdiction determining that our general partner or its officers and directors acted in bad faith or engaged in intentional fraud or willful misconduct or, in the case of a criminal matter, acted with knowledge that the conduct was unlawful.

Rights and remedies of unitholders	The Delaware Act generally provides that a limited partner may institute legal action on behalf of the partnership to recover damages from a third party where a general partner has refused to institute the action or where an effort to cause a general partner to do so is not likely to succeed. These actions include actions against a general partner for breach of its fiduciary duties, if any, or of the partnership agreement.

By purchasing our common units, each common unitholder automatically agrees to be bound by the provisions in our partnership agreement, including the provisions discussed above. This is in accordance with the policy of the Delaware Act favoring the principle of freedom of contract and the enforceability of partnership agreements. The failure of a limited partner to sign a partnership agreement does not render the partnership agreement unenforceable against that person.

Under our partnership agreement, we must indemnify our general partner and its officers, directors and managers, to the fullest extent permitted by law, against liabilities, costs and expenses incurred by our general partner or these other persons. We must provide this indemnification unless there has been a final and nonappealable judgment by a court of competent jurisdiction determining that these persons acted in bad faith or engaged in intentional fraud or willful misconduct or, in the case of a criminal matter, acted with knowledge that the conduct was unlawful. We also must provide this indemnification for criminal proceedings when our general partner or these other persons acted with no knowledge that their conduct was unlawful. Thus, our general partner could be indemnified for its negligent acts if it met the requirements set forth above. To the extent that these provisions purport to include indemnification for liabilities arising under the Securities Act of 1933 (the “Securities Act”), in the opinion of the SEC, such indemnification is contrary to public policy and therefore unenforceable. Please read “The Partnership Agreement—Indemnification.”

DESCRIPTION OF OUR COMMON UNITS

Our Common Units

The common units offered hereby represent limited partner interests in us. The holders of common units are entitled to participate in partnership distributions and exercise the rights and privileges provided to limited partners under our partnership agreement. For a description of the rights and privileges of holders of our common units to partnership distributions, please read “How We Make Cash Distributions” and “Our Cash Distribution Policy and Restrictions on Distributions.” For a description of the rights and privileges of limited partners under our partnership agreement, including voting rights, please read “The Partnership Agreement.”

Transfer Agent and Registrar

Duties.                     will serve as transfer agent and registrar for our common units. We will pay all fees charged by the transfer agent for transfers of common units, except the following, which must be paid by unitholders:

•	surety bond premiums to replace lost or stolen certificates, or to cover taxes and other governmental charges in connection therewith;

•	special charges for services requested by a holder of a common unit; and

•	other similar fees or charges.

There will be no charge to unitholders for disbursements of our cash distributions. We will indemnify the transfer agent, its agents and each of their respective stockholders, directors, officers and employees against all claims and losses that may arise out of acts performed or omitted for its activities in that capacity, except for any liability due to any gross negligence or intentional misconduct of the indemnified person or entity.

Resignation or Removal. The transfer agent may resign, by notice to us, or be removed by us. The resignation or removal of the transfer agent will become effective upon our appointment of a successor transfer agent and registrar and its acceptance of the appointment. If a successor has not been appointed or has not accepted its appointment within 30 days after notice of the resignation or removal, our general partner may act as the transfer agent and registrar until a successor is appointed.

Transfer of Common Units

By transfer of common units in accordance with our partnership agreement, each transferee of common units shall be admitted as a limited partner with respect to the common units transferred when such transfer and admission is reflected in our books and records. Each transferee:

•	represents that the transferee has the capacity, power and authority to become bound by our partnership agreement;

•	automatically agrees to be bound by the terms and conditions of, and is deemed to have executed, our partnership agreement; and

•	gives the consents and approvals contained in our partnership agreement, such as the approval of all transactions and agreements entered into in connection with our formation and this offering.

A transferee will become a substituted limited partner of our partnership for the transferred common units automatically upon the recording of the transfer on our books and records. Our general partner will cause any transfers to be recorded on our books and records from time to time as necessary to accurately reflect the transfers but no less frequently that quarterly.

We may, at our discretion, treat the nominee holder of a common unit as the absolute owner. In that case, the beneficial holder’s rights are limited solely to those that it has against the nominee holder as a result of any agreement between the beneficial owner and the nominee holder.

Common units are securities and are transferable according to the laws governing the transfer of securities. In addition to other rights acquired upon transfer, the transferor gives the transferee the right to become a substituted limited partner in our partnership for the transferred common units.

Until a common unit has been transferred on our books, we and the transfer agent may treat the record holder of the common unit as the absolute owner for all purposes, except as otherwise required by law or securities exchange regulations.

Listing

We intend to apply to list our common units on the NYSE under the symbol “OCIP.”

THE PARTNERSHIP AGREEMENT

The following is a summary of the material provisions of our partnership agreement. The form of our partnership agreement is included in this prospectus as Appendix A. We will provide prospective investors with a copy of our partnership agreement upon request at no charge.

We summarize the following provisions of our partnership agreement elsewhere in this prospectus:

•	with regard to distributions of cash available for distribution, please read “How We Make Cash Distributions;”

•	with regard to the duties of our general partner, please read “Conflicts of Interest and Duties;”

•	with regard to the authority of our general partner to manage our business and activities, please read “Management—Management of OCI Partners LP;”

•	with regard to the transfer of common units, please read “Description of Our Common Units—Transfer of Common Units;” and

•	with regard to allocations of taxable income and taxable loss, please read “Material U.S. Federal Income Tax Consequences.”

Organization and Duration

We were organized on February 7, 2013 and will have a perpetual existence unless terminated pursuant to the terms of our partnership agreement.

Purpose

Under our partnership agreement, the purpose and nature of the business to be conducted by us shall be to engage directly or indirectly in any business activity that is approved by our general partner, in its sole discretion, and that lawfully may be conducted by a limited partnership organized pursuant to the Delaware Act; provided, however, that our general partner shall not cause us to engage, directly or indirectly, in any business activity that our general partner determines would be reasonably likely to cause us to be treated as an association taxable as a corporation or otherwise taxable as an entity for U.S. federal income tax purposes.

Although our general partner has the ability to cause us and our subsidiaries to engage in activities other than those related to the methanol and ammonia production business now or hereafter customarily conducted in conjunction with this business, our general partner currently has no plans to do so and may decline to do so free of any duty or obligation whatsoever to us or the limited partners, including any duty to act in the best interests of us or our limited partners, other than the implied contractual covenant of good faith and fair dealing. In general, our general partner is authorized to perform all acts it determines to be necessary or appropriate to carry out our purposes and to conduct our business.

Capital Contributions

Common unitholders are not obligated to make additional capital contributions, except as described below under “—Limited Liability.” For a discussion of our general partner’s right to contribute capital to maintain its and its affiliates’ percentage interest if we issue partnership interests, please read “—Issuance of Additional Securities.”

Voting Rights

The following is a summary of the unitholder vote required for the matters specified below. Matters requiring the approval of a “unit majority” require the approval of a majority of the outstanding common units.

At the completion of this offering, OCI will have the ability to ensure passage of, as well as the ability to ensure the defeat of, any amendment that requires a unit majority by virtue of its approximate             % indirect ownership of our common units (or approximate             % indirect ownership of our common units if the underwriters exercise their option to purchase additional common units in full).

In voting their common units, our general partner and its affiliates will have no duty or obligation whatsoever to us or the limited partners, including any duty to act in the best interests of us or the limited partners, other than the implied contractual covenant of good faith and fair dealing.

Issuance of additional units	No approval rights.

Amendment of our partnership agreement	Certain amendments may be made by the general partner without the approval of the unitholders. Other amendments generally require the approval of a unit majority. Please read “—Amendment of Our Partnership Agreement.”

Merger of our partnership or the sale of all or substantially all of our assets	Unit majority. Please read “—Merger, Consolidation, Conversion, Sale or Other Disposition of Assets.”

Dissolution of our partnership	Unit majority. Please read “—Termination and Dissolution.”

Continuation of our business upon dissolution	Unit majority. Please read “—Termination and Dissolution.”

Withdrawal of the general partner	Under most circumstances, the approval of unitholders holding at least a majority of the outstanding common units, excluding common units held by our general partner and its affiliates, is required for the withdrawal of the general partner prior to , 2023, in a manner which would cause a dissolution of our partnership. Please read “—Withdrawal or Removal of Our General Partner.”

Removal of the general partner	Not less than 66 2/3% of the outstanding units, voting as a single class, including units held by our general partner and its affiliates. Please read “—Withdrawal or Removal of Our General Partner.”

Transfer of the general partner interest	Our general partner may transfer all, but not less than all, of its general partner interest in us without a vote of our unitholders to an affiliate or another person in connection with its merger or consolidation with or into, or sale of all or substantially all of its assets to, such person. The approval of a majority of the outstanding common units, excluding common units held by our general partner and its affiliates, is required in other circumstances for a transfer of the general partner interest to a third party prior to , 2023. Please read “—Transfer of General Partner Interest.”

Transfer of ownership interests in our general partner	No approval right. Please read “—Transfer of Ownership Interests in Our General Partner.”

Limited Liability

Assuming that a limited partner does not participate in the control of our business within the meaning of the Delaware Act and that it otherwise acts in conformity with the provisions of our partnership agreement, its liability under the Delaware Act will be limited, subject to possible exceptions, to the amount of capital it is obligated to contribute to us for its common units plus its share of any undistributed profits and assets. If it were determined, however, that the right, or exercise of the right of, by the limited partners as a group to:

•	remove or replace our general partner;

•	approve some amendments to our partnership agreement; or

•	take other action under our partnership agreement;

constituted “participation in the control” of our business for the purposes of the Delaware Act, then the limited partners could be held personally liable for our obligations under the laws of Delaware, to the same extent as our general partner. This liability would extend to persons who transact business with us who reasonably believe that a limited partner is a general partner. Neither our partnership agreement nor the Delaware Act specifically provides for legal recourse against our general partner if a limited partner were to lose limited liability through any fault of our general partner. While this does not mean that a limited partner could not seek legal recourse, we know of no precedent for this type of a claim in Delaware case law.

Under the Delaware Act, a limited partnership may not make a distribution to a partner if, after the distribution, all liabilities of the limited partnership, other than liabilities to partners on account of their limited partner interests and liabilities for which the recourse of creditors is limited to specific property of the partnership, would exceed the fair value of the assets of the limited partnership, except that the fair value of property that is subject to a liability for which the recourse of creditors is limited is included in the assets of the limited partnership only to the extent that the fair value of that property exceeds that liability. For the purpose of determining the fair value of the assets of a limited partnership, the Delaware Act provides that the fair value of property subject to liability for which recourse of creditors is limited shall be included in the assets of the limited partnership only to the extent that the fair value of that property exceeds the nonrecourse liability. The Delaware Act provides that a limited partner who receives a distribution and knew at the time of the distribution that the distribution was in violation of the Delaware Act shall be liable to the limited partnership for the amount of the distribution for three years. Under the Delaware Act, a substituted limited partner of a limited partnership is liable for the obligations of its assignor to make contributions to the partnership, except that such person is not obligated for liabilities unknown to it at the time it became a limited partner and that could not be ascertained from the partnership agreement.

OCIB conducts business in the State of Texas. We may have subsidiaries that conduct business in other states in the future. Maintenance of our limited liability as a member of OCIB and other subsidiaries that we may own in the future may require compliance with legal requirements in the jurisdictions in which OCIB and such other subsidiaries conduct business, including qualifying such entities to do business there.

Limitations on the liability of members or limited partners for the obligations of a limited liability company or limited partnership have not been clearly established in many jurisdictions. If, by virtue of our ownership interests in our operating subsidiaries or otherwise, it were determined that we were conducting business in any state without compliance with the applicable limited partnership or limited liability company statute, or that the right or exercise of the right by the limited partners as a group to remove or replace our general partner, to approve some amendments to our partnership agreement, or to take other action under our partnership agreement constituted “participation in the control” of our business for purposes of the statutes of any relevant jurisdiction, then the limited partners could be held personally liable for our obligations under the law of that jurisdiction to the same extent as our general partner under the circumstances. We will operate in a manner that our general partner considers reasonable and necessary or appropriate to preserve the limited liability of the limited partners.

Issuance of Additional Securities

Our partnership agreement authorizes us to issue an unlimited number of additional partnership interests for the consideration and on the terms and conditions determined by our general partner without the approval of the unitholders.

It is possible that we will fund acquisitions through the issuance of additional common units or other partnership interests. Holders of any additional common units we issue will be entitled to share equally with the then-existing holders of common units in our cash available for distribution. In addition, the issuance of additional common units or other partnership interests may dilute the value of the interests of the then-existing holders of common units in our net assets.

In accordance with Delaware law and the provisions of our partnership agreement, we may also issue additional partnership interests that, as determined by our general partner, may have special voting rights to which the common units are not entitled. In addition, our partnership agreement does not prohibit the issuance by our subsidiaries of equity interests, which may effectively rank senior to the common units.

Our general partner will have the right, which it may from time to time assign in whole or in part to any of its affiliates, to purchase common units or other partnership interests whenever, and on the same terms that, we issue those interests to persons other than our general partner and its affiliates, to the extent necessary to maintain the percentage interest of the general partner and its affiliates represented by common units and other partnership interests that existed immediately prior to each issuance. The other holders of common units will not have preemptive rights to acquire additional common units or other partnership interests.

Amendment of Our Partnership Agreement

General

Amendments to our partnership agreement may be proposed only by our general partner. However, our general partner will have no duty or obligation to propose any amendment and may decline to do so free of any duty or obligation whatsoever to us or our limited partners, including any duty to act in the best interests of us or the limited partners, other than the implied contractual covenant of good faith and fair dealing. In order to adopt a proposed amendment, other than the amendments discussed below, our general partner is required to seek written approval of the holders of the number of units required to approve the amendment or call a meeting of the limited partners to consider and vote upon the proposed amendment. Except as described below, an amendment must be approved by a unit majority.

Prohibited amendments

No amendment may be made that would, among other actions:

•

enlarge the obligations of any limited partner without its consent, unless such is deemed to have occurred as a result of an amendment approved by at least a majority of the type or class of limited partner interests so affected; or

•

enlarge the obligations of, restrict in any way any action by or rights of, or reduce in any way the amounts distributable, reimbursable or otherwise payable by us to our general partner or any of its affiliates without its consent, which consent may be given or withheld at its option.

The provisions of our partnership agreement preventing the amendments having the effects described in any of the clauses above can be amended upon the approval of the holders of at least 90% of the outstanding units voting together as a single class (including units owned by our general partner and its affiliates). Upon the completion of this offering, our general partner and its affiliates will own approximately            % of the outstanding common units (or approximately             % of the outstanding common units if the underwriters exercise in full their option to purchase additional common units from us).

No unitholder approval

Our general partner may generally make amendments to our partnership agreement without the approval of any limited partner to reflect:

•	a change in our name, the location of our principal office, our registered agent or our registered office;

•	the admission, substitution, withdrawal or removal of partners in accordance with our partnership agreement;

•

a change that our general partner determines to be necessary or appropriate to qualify or continue our qualification as a limited partnership or a partnership in which the limited partners have limited liability under the laws of any state or to ensure that neither we nor any of our subsidiaries will be treated as an association taxable as a corporation or otherwise taxed as an entity for federal income tax purposes;

•

an amendment that is necessary, in the opinion of our counsel, to prevent us or our general partner or its directors, officers, agents or trustees, from in any manner, being subjected to the provisions of the Investment Company Act of 1940, the Investment Advisors Act of 1940, or “plan asset” regulations adopted under the Employee Retirement Income Security Act of 1974 (“ERISA”), each as amended, whether or not substantially similar to plan asset regulations currently applied or proposed by the U.S. Department of Labor;

•	an amendment that our general partner determines to be necessary or appropriate in connection with the authorization or issuance of additional partnership interests;

•	any amendment expressly permitted in our partnership agreement to be made by our general partner acting alone;

•	an amendment effected, necessitated or contemplated by a merger agreement or plan of conversion that has been approved under the terms of our partnership agreement;

•

any amendment that our general partner determines to be necessary or appropriate to reflect and account for the formation by us of, or our investment in, any corporation, partnership or other entity, in connection with our conduct of activities permitted by our partnership agreement;

•	a change in our fiscal year or taxable year and any other changes that our general partner determines to be necessary or appropriate as a result of such change;

•

mergers with, conveyances to or conversions into another limited liability entity that is newly formed and has no assets, liabilities or operations at the time of the merger, conveyance or conversion other than those it receives by way of the merger, conveyance or conversion; or

•	any other amendments substantially similar to any of the matters described in the clauses above.

In addition, our general partner may make amendments to our partnership agreement without the approval of any limited partner if our general partner determines that those amendments:

•	do not adversely affect in any material respect the limited partners considered as a whole or any particular class of partnership interests as compared to other classes of partnership interests;

•

are necessary or appropriate to satisfy any requirements, conditions or guidelines contained in any opinion, directive, order, ruling or regulation of any federal or state agency or judicial authority or contained in any federal or state statute;

•

are necessary or appropriate to facilitate the trading of limited partner interests or to comply with any rule, regulation, guideline or requirement of any securities exchange on which the limited partner interests are or will be listed or admitted to trading;

•	are necessary or appropriate for any action taken by our general partner relating to splits or combinations of units under the provisions of our partnership agreement; or

•	are required to effect the intent expressed in this prospectus or the intent of the provisions of our partnership agreement or are otherwise contemplated by our partnership agreement.

Opinion of counsel and unitholder approval

For amendments of the type not requiring unitholder approval, our general partner will not be required to obtain an opinion of counsel to the effect that an amendment will not affect the limited liability of any limited partner under Delaware law. No other amendments to our partnership agreement will become effective without the approval of holders of at least 90% of the outstanding units voting as a single class unless we first obtain such an opinion of counsel.

In addition to the above restrictions, any amendment that would have a material adverse effect on the rights or preferences of any type or class of partnership interests in relation to other classes of partnership interests will require the approval of at least a majority of the type or class of partnership interests so affected. Any amendment that would reduce the percentage of units required to take any action, other than to remove our general partner or call a meeting of unitholders, must be approved by the affirmative vote of limited partners whose aggregate outstanding units constitute not less than the percentage sought to be reduced. Any amendment that would increase the percentage of units required to remove our general partner must be approved by the affirmative vote of limited partners whose aggregate outstanding units constitute not less than 90% of outstanding units. Any amendment that would increase the percentage of units required to call a meeting of unitholders must be approved by the affirmative vote of limited partners whose aggregate outstanding units constitute at least a majority of the outstanding units.

Merger, Consolidation, Conversion, Sale or Other Disposition of Assets

A merger, consolidation or conversion of our partnership requires the prior consent of our general partner. However, our general partner will have no duty or obligation to consent to any merger, consolidation or conversion and may decline to do so free of any duty or obligation whatsoever to us or the limited partners, including any duty to act in the best interest of us or the limited partners, other than the implied contractual covenant of good faith and fair dealing.

In addition, our partnership agreement generally prohibits our general partner, without the prior approval of the holders of a unit majority, from causing us to, among other things, sell, exchange or otherwise dispose of all or substantially all of our assets in a single transaction or a series of related transactions. Our general partner may, however, mortgage, pledge, hypothecate, or grant a security interest in all or substantially all of our assets without that approval. Our general partner may also sell any or all of our assets under a foreclosure or other realization upon those encumbrances without that approval. Finally, our general partner may consummate any merger with another limited liability entity without the prior approval of our unitholders if we are the surviving entity in the transaction, our general partner has received an opinion of counsel regarding limited liability and tax matters, the transaction would not result in an amendment to our partnership agreement requiring unitholder approval, each of our units will be an identical unit of our partnership following the transaction and the partnership interests to be issued by us in such merger do not exceed 20% of our outstanding partnership interests immediately prior to the transaction.

If the conditions specified in our partnership agreement are satisfied, our general partner may convert us or any of our subsidiaries into a new limited liability entity or merge us or any of our subsidiaries into, or convey all of our assets to, a newly formed entity if the sole purpose of that conversion, merger or conveyance is to effect a mere change in our legal form into another limited liability entity, our general partner has received an opinion of counsel regarding limited liability and tax matters, and our general partner determines that the governing instruments of the new entity provide the limited partners and our general partner with the same rights and obligations as contained in our partnership agreement. The unitholders are not entitled to dissenters’ rights of appraisal under our partnership agreement or applicable Delaware law in the event of a conversion, merger or consolidation, a sale of substantially all of our assets or any other similar transaction or event.

Termination and Dissolution

We will continue as a limited partnership until dissolved and terminated under our partnership agreement. We will dissolve upon:

•

the withdrawal or removal of our general partner or any other event that results in its ceasing to be our general partner other than by reason of a transfer of its general partner interest in accordance with our partnership agreement or withdrawal or removal followed by approval and admission of a successor;

•	the election of our general partner to dissolve us, if approved by the holders of units representing a unit majority;

•	the entry of a decree of judicial dissolution of our partnership; or

•	there being no limited partners, unless we are continued without dissolution in accordance with the Delaware Act.

Upon a dissolution under the first clause above, the holders of a unit majority may also elect, within specific time limitations, to continue our business on the same terms and conditions described in our partnership agreement by appointing as a successor general partner an entity approved by the holders of units representing a unit majority, subject to our receipt of an opinion of counsel to the effect that:

•	the action would not result in the loss of limited liability of any limited partner; and

•

neither our partnership nor any of our subsidiaries would be treated as an association taxable as a corporation or otherwise be taxable as an entity for federal income tax purposes upon the exercise of that right to continue (to the extent not already so treated or taxed).

Liquidation and Distribution of Proceeds

Upon our dissolution, unless we are continued as a new limited partnership, the liquidator authorized to wind up our affairs will, acting with all of the powers of our general partner that are necessary or appropriate to, liquidate our assets and apply the proceeds of the liquidation as described in our partnership agreement. The liquidator may defer liquidation or distribution of our assets for a reasonable period of time or distribute assets to partners in kind if it determines that a sale would be impractical or would cause undue loss to our partners.

Withdrawal or Removal of Our General Partner

Except as described below, our general partner has agreed not to withdraw voluntarily as our general partner prior to            , 2023, without obtaining the approval of the holders of at least a majority of the outstanding common units, excluding common units held by our general partner and its affiliates, and by giving 90 days’ written notice and furnishing an opinion of counsel regarding limited liability and tax matters. On or after            , 2023, our general partner may withdraw as general partner without first obtaining approval of any unitholder by giving 90 days’ written notice, and that withdrawal will not constitute a violation of our partnership agreement. Notwithstanding the information above, our general partner may withdraw without unitholder approval upon 90 days’ written notice to the limited partners if at least 50% of the outstanding units are held or controlled by one person and its affiliates other than our general partner and its affiliates. In addition, our partnership agreement permits our general partner in some instances to sell or otherwise transfer all of its general partner interest in us without the approval of the unitholders. Please read “—Transfer of General Partner Interest.”

Upon voluntary withdrawal of our general partner by giving notice to the other partners, the holders of a unit majority may select a successor to that withdrawing general partner. If a successor is not elected, or is elected but an opinion of counsel regarding limited liability and tax matters cannot be obtained, we will be dissolved, wound up and liquidated, unless within a specified period after that withdrawal, the holders of a unit majority agree to continue our business by appointing a successor general partner. Please read “—Termination and Dissolution.”

Our general partner may not be removed unless that removal is approved by the vote of the holders of not less than 66 2/3% of our outstanding units, voting together as a single class, including units held by our general partner and its affiliates, and we receive an opinion of counsel regarding limited liability and tax matters. Any removal of our general partner is also subject to the approval of a successor general partner by the vote of the holders of a majority of the outstanding common units. The ownership of more than 33 1/3% of the outstanding units by our general partner and its affiliates would give them the practical ability to prevent our general partner’s removal. At the completion of this offering, affiliates of our general partner, including OCI, will own approximately             % of the outstanding common units (or approximately             % of the outstanding common units if the underwriters exercise in full their option to purchase additional common units from us).

In the event of (a) withdrawal of our general partner or (b) removal of our general partner by the unitholders (i) if a successor general partner is elected in accordance with the terms of our partnership agreement or (ii) if the business of our partnership is continued pursuant to our partnership agreement and the successor general partner is not the former general partner, then the successor general partner must, prior to the effective date of the withdrawal or removal of the departing general partner, purchase the departing general partner’s general partner interest in exchange for an amount in cash equal to the fair market value of the general partner interest, such amount to be determined and payable as of the effective date of the departing general partner’s withdrawal or removal. In each case, this fair market value will be determined by agreement between the departing general partner and the successor general partner. If no agreement is reached, an independent investment banking firm or other independent expert selected by the departing general partner and the successor general partner will determine the fair market value. Or, if the departing general partner and the successor general partner cannot agree upon an expert, then an expert chosen by agreement of the experts selected by each of them will determine the fair market value.

We will be required to reimburse the departing general partner for all amounts due the departing general partner, including, without limitation, all employee-related liabilities, including severance liabilities, incurred for the termination of any employees employed by the departing general partner or its affiliates for our benefit.

Transfer of General Partner Interest

Except for transfer by our general partner of all, but not less than all, of its general partner interest to (1) an affiliate of our general partner (other than an individual), or (2) another entity as part of the merger or consolidation of our general partner with or into such entity or the transfer by our general partner of all or substantially all of its assets to such entity, our general partner may not transfer all or any part of its general partner interest to another person prior to            , 2023, without the approval of the holders of at least a majority of the outstanding common units, excluding common units held by our general partner and its affiliates. As a condition of this transfer, the transferee must assume, among other things, the rights and duties of our general partner, agree to be bound by the provisions of our partnership agreement, and furnish an opinion of counsel regarding limited liability and tax matters.

Our general partner and its affiliates may at any time transfer common units or other limited partner interests that it may own to one or more persons, without unitholder approval.

Transfer of Ownership Interests in Our General Partner

At any time, OCI and its affiliates may sell or transfer all or part of their membership interest in our general partner, to an affiliate or third party without the approval of our unitholders.

Change of Management Provisions

Our partnership agreement contains specific provisions that are intended to discourage a person or group from attempting to remove OCI GP LLC as our general partner or otherwise change our management. If any person or group other than our general partner and its affiliates acquires beneficial ownership of 20% or more of any class of units, that person or group loses voting rights on all of its units. This loss of voting rights does not apply to any person or group that acquires the units from our general partner or its affiliates and any transferees of that person or group who are notified by our general partner that they will not lose their voting rights or to any person or group who acquires the units with the prior approval of the board of directors of our general partner. Please read “—Withdrawal or Removal of Our General Partner.”

Limited Call Right

If at any time our general partner and its affiliates own more than 90% of the common units, our general partner will have the right, which it may assign to any of its affiliates or to us, but not the obligation, to acquire all, but not less than all, of the common units held by public unitholders as of a record date to be selected by our general partner, on at least 10, but not more than 60, days’ written notice. If our general partner and its affiliates reduce their ownership percentage to below 70% of the outstanding units, then concurrently with such reduction, the ownership threshold to exercise the limited call right will be permanently reduced to 80%.

The purchase price in the event of this purchase is the greater of:

•

the highest cash price paid by either our general partner or any of its affiliates for any limited partner interests of the class purchased within the 90 days preceding the date on which our general partner first mails notice of its election to purchase those limited partner interests; and

•	the current market price calculated in accordance with our partnership agreement as of the date three business days before the date the notice is mailed.

As a result of our general partner’s right to purchase outstanding limited partner interests, a holder of limited partner interests may have his limited partner interests purchased at a price that may be lower than market prices at various times prior to such purchase or lower than a unitholder may anticipate the market price to be in the future. The tax consequences to a unitholder of the exercise of this limited call right are the same as a sale by that unitholder of his common units in the market. Please read “Material U.S. Federal Income Tax Consequences—Disposition of Common Units.”

Non-Citizen Assignees; Redemption

If our general partner, with the advice of counsel, determines we are subject to U.S. federal, state or local laws or regulations that create a substantial risk of cancellation or forfeiture of any property that we have an interest in because of the nationality, citizenship or other related status of any limited partner, then our general partner may adopt such amendments to our partnership agreement as it determines necessary or advisable to:

•	obtain proof of the nationality, citizenship or other related status of our limited partners (and their owners, to the extent relevant); and

•

permit us to redeem the common units held by any person whose nationality, citizenship or other related status creates substantial risk of cancellation or forfeiture of any property or who fails to comply with the procedures instituted by our general partner to obtain proof of the nationality, citizenship or other related status. The redemption price in the case of such redemption will be the average of the daily closing prices per unit for the 20 consecutive trading days immediately prior to the date set for redemption. The redemption price will be paid in cash or by delivery of a promissory note, as determined by our general partner.

Non-Taxpaying Assignees; Redemption

To avoid any adverse effect on the maximum applicable rates chargeable to customers by us or any of our subsidiaries under certain laws or regulations that may be applicable to our future businesses or operations, or in order to reverse an adverse determination that has occurred regarding such maximum rate, our partnership agreement provides our general partner with the power to amend our partnership agreement. If our general partner, with the advice of counsel, determines that our not being treated as an association taxable as a corporation or otherwise taxable as an entity for U.S. federal income tax purposes, coupled with the tax status (or lack of proof thereof) of one or more of our partners, has, or is reasonably likely to have, a material adverse effect on the maximum applicable rates chargeable to customers by our current or future subsidiaries, then our general partner may adopt such amendments to our partnership agreement as it determines necessary or advisable to:

•	obtain proof of the U.S. federal income tax status of our limited partners (and their owners, to the extent relevant); and

•

permit us to redeem the common units held by any person whose tax status has or is reasonably likely to have a material adverse effect on the maximum applicable rates or who fails to comply with the procedures instituted by our general partner to obtain proof of the U.S. federal income tax status. The redemption price in the case of such redemption will be the average of the daily closing prices per unit for the 20 consecutive trading days immediately prior to the date set for redemption. The redemption price will be paid in cash or by delivery of a promissory note, as determined by our general partner.

Meetings; Voting

Except as described below regarding a person or group owning 20% or more of any class of units then outstanding, record holders of units on the record date will be entitled to notice of, and to vote at, meetings of our limited partners and to act upon matters for which approvals may be solicited.

Our general partner does not anticipate that any meeting of unitholders will be called in the foreseeable future. Any action that is required or permitted to be taken by the unitholders may be taken either at a meeting of the unitholders or, if authorized by our general partner, without a meeting if consents in writing describing the action so taken are signed by holders of the number of units that would be necessary to authorize or take that action at a meeting where all limited partners were present and voted. Meetings of the unitholders may be called by our general partner or by unitholders owning at least 20% of the outstanding units of the class for which a meeting is proposed. Unitholders may vote either in person or by proxy at meetings. The holders of a majority of the outstanding units of the class or classes for which a meeting has been called, represented in person or by proxy, will constitute a quorum unless any action by the unitholders requires approval by holders of a greater percentage of the units, in which case the quorum will be the greater percentage. The units representing the general partner interest are units for distribution and allocation purposes, but do not entitle our general partner to any vote other than its rights as general partner under our partnership agreement, will not be entitled to vote on any action required or permitted to be taken by the unitholders and will not count toward or be considered outstanding when calculating required votes, determining the presence of a quorum, or for similar purposes.

Each record holder of a unit has a vote according to its percentage interest in us, although additional limited partner interests having special voting rights could be issued. Please read “—Issuance of Additional Securities.” However, if at any time any person or group, other than our general partner and its affiliates, a direct transferee of our general partner and its affiliates or a transferee of such direct transferee who is notified by our general partner that it will not lose its voting rights, acquires, in the aggregate, beneficial ownership of 20% or more of any class of units then outstanding, that person or group will lose voting rights on all of its units and the units may not be voted on any matter and will not be considered to be outstanding when sending notices of a meeting of unitholders, calculating required votes, determining the presence of a quorum, or for other similar purposes. Common units held in nominee or street name account will be voted by the broker or other nominee in accordance with the instruction of the beneficial owner unless the arrangement between the beneficial owner and its nominee provides otherwise. Any notice, demand, request, report or proxy material required or permitted to be given or made to record holders of common units under our partnership agreement will be delivered to the record holder by us or by the transfer agent.

Status as Limited Partner

By transfer of common units in accordance with our partnership agreement, each transferee of common units shall be admitted as a limited partner with respect to the common units transferred when such transfer and admission is reflected in our register. Except as described under “—Limited Liability,” the common units will be fully paid, and unitholders will not be required to make additional contributions.

Indemnification

Under our partnership agreement, in most circumstances, we will indemnify the following persons, to the fullest extent permitted by law, from and against all losses, claims, damages or similar events:

•	our general partner;

•	any departing general partner;

•	any person who is or was an affiliate of our general partner or any departing general partner;

•

any person who is or was a director, officer, managing member, manager, general partner, fiduciary or trustee of us or our subsidiaries, an affiliate of us or our subsidiaries or any entity set forth in the preceding three bullet points;

•

any person who is or was serving as director, officer, managing member, manager, general partner, fiduciary or trustee of another person owing a fiduciary duty to us or any of our subsidiaries at the request of our general partner or any departing general partner or any of their affiliates, excluding any such person providing, on a fee-for-service basis, trustee, fiduciary of custodial services; and

•

any person designated by our general partner because such person’s status, service or relationship expose such person to potential claims or suits relating to our or our subsidiaries’ business and affairs.

Any indemnification under these provisions will only be out of our assets. Unless it otherwise agrees, our general partner will not be personally liable for, or have any obligation to contribute or lend funds or assets to us to enable us to effectuate, indemnification. We will purchase insurance against liabilities asserted against and expenses incurred by persons for our activities, regardless of whether we would have the power to indemnify the person against such liabilities under our partnership agreement.

Reimbursement of Expenses

Our partnership agreement requires us to reimburse our general partner for all direct and indirect expenses it incurs or payments it makes on our behalf and all other expenses allocable to us or otherwise incurred by our general partner in connection with operating our business. These expenses include salary, bonus, incentive compensation and other amounts paid to persons who perform services for us or on our behalf and expenses allocated to our general partner by its affiliates. Our general partner is entitled to determine in good faith the expenses that are allocable to us. The expenses for which we are required to reimburse our general partner are not subject to any caps or other limits. Please read “Certain Relationships and Related Party Transactions—Our Agreements with OCI.”

Books and Reports

Our general partner is required to keep appropriate books of our business at our principal offices. The books will be maintained for financial reporting purposes on an accrual basis. For fiscal and tax reporting purposes, our fiscal year is the calendar year.

We will mail or make available to record holders of common units, within 105 days after the close of each fiscal year, an annual report containing audited financial statements and a report on those financial statements by our independent public accountants. Except for our fourth quarter, we will also mail or make available summary financial information within 45 days after the close of each quarter (or such shorter period as required by the SEC).

We will furnish each record holder of a unit with information reasonably required for tax reporting purposes within 90 days after the close of each calendar year. This information is expected to be furnished in summary form so that some complex calculations normally required of partners can be avoided. Our ability to furnish this summary information to unitholders will depend on the cooperation of unitholders in supplying us with specific information. Every unitholder will receive information to assist such unitholder in determining its federal and state tax liability and filing its federal and state income tax returns, regardless of whether such unitholder supplies us with information.

Right to Inspect Our Books and Records

Our partnership agreement provides that a limited partner can, for a purpose reasonably related to its interest as a limited partner, upon reasonable written demand stating the purpose of such demand and at its own expense, have furnished to such limited partner:

•	a current list of the name and last known address of each record holder;

•	copies of our partnership agreement and our certificate of limited partnership and all amendments thereto; and

•	certain information regarding the status of our business and financial condition.

Our general partner may, and intends to, keep confidential from the limited partners trade secrets or other information the disclosure of which our general partner determines is not in our best interests or that we are required by law or by agreements with third parties to keep confidential. Our partnership agreement limits the right to information that a limited partner would otherwise have under Delaware law.

Registration Rights

Under our partnership agreement, we have agreed to register for resale under the Securities Act and applicable state securities laws any common units or other partnership interests proposed to be sold by our general partner or any of its affiliates, other than individuals, or their assignees if an exemption from the registration requirements is not otherwise available. We are obligated to pay all expenses incidental to the registration, excluding underwriting discounts and commissions. Please read “Common Units Eligible for Future Sale.”

Exclusive Forum

Our partnership agreement will provide that the Court of Chancery of the State of Delaware shall be the exclusive forum for any claims, suits, actions or proceedings (1) arising out of or relating in any way to our partnership agreement (including any claims, suits or actions to interpret, apply or enforce the provisions of our partnership agreement or the duties, obligations or liabilities among our partners, or obligations or liabilities of our partners to us, or the rights or powers of, or restrictions on, our partners or us), (2) brought in a derivative manner on our behalf, (3) asserting a claim of breach of a duty owed by any of our, or our general partner’s, directors, officers, or other employees, or owed by our general partner, to us or our partners, (4) asserting a claim against us arising pursuant to any provision of the Delaware Act or (5) asserting a claim against us governed by the internal affairs doctrine. Although we believe this provision benefits us by providing increased consistency in the application of Delaware law in the types of lawsuits to which it applies, the provision may have the effect of discouraging lawsuits against our directors and officers. The enforceability of similar choice of forum provisions in other companies’ certificates of incorporation or similar governing documents have been challenged in legal proceedings, and it is possible that, in connection with any action, a court could find the choice of forum provisions contained in our partnership agreement to be inapplicable or unenforceable in such action.

COMMON UNITS ELIGIBLE FOR FUTURE SALE

After the sale of the common units offered by this prospectus and assuming that the underwriters do not exercise their option to purchase additional common units, OCI USA, an indirect wholly owned subsidiary of OCI, will hold an aggregate of              common units. The sale of these common units could have an adverse impact on the price of our common units or on any trading market that may develop.

Rule 144

The common units sold in this offering will generally be freely transferable without restriction or further registration under the Securities Act, except that any common units held by an “affiliate” of ours may not be resold publicly except in compliance with the registration requirements of the Securities Act or under an exemption from the registration requirements pursuant to Rule 144 or otherwise. Rule 144 permits securities acquired by an affiliate to be sold into the market in an amount that does not exceed, during any three-month period, the greater of:

•	1.0% of the total number of our common units outstanding; or

•	the average weekly reported trading volume of our common units for the four weeks prior to the sale.

Sales under Rule 144 are also subject to specific manner of sale provisions, holding period requirements, notice requirements and the availability of current public information about us. Once we have been a reporting company for at least 90 days, a person who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has beneficially owned the common units proposed to be sold for at least six months, would be entitled to sell those common units without complying with the manner of sale, volume limitation or notice provisions of Rule 144, subject only to the current public information requirement. After beneficially owning Rule 144 restricted common units for at least one year, such person would be entitled to freely sell those common units without regard to any of the requirements of Rule 144.

Our Partnership Agreement and Registration Rights

Our partnership agreement authorizes us to issue an unlimited number of additional partnership interests and options, rights, warrants and appreciation rights relating to the partnership interests for any partnership purpose at any time and from time to time to such persons for such consideration and on such terms and conditions as our general partner shall determine in its sole discretion, all without the approval of any partners. Any issuance of additional common units or other limited partner interests would result in a corresponding decrease in the proportionate ownership interest in us represented by, and could adversely affect the cash distributions to and market price of, common units then outstanding. Please read “The Partnership Agreement—Issuance of Additional Securities.”

Under our partnership agreement, our general partner and its affiliates, other than individuals, have the right to cause us to register under the Securities Act and applicable state securities laws the offer and sale of any common units that they hold. Subject to the terms and conditions of our partnership agreement, these registration rights allow our general partner and its affiliates or their assignees holding any common units or other limited partner interests to require registration of any of these common units or other limited partner interests and to include any of these common units or other limited partner interests in a registration by us of other partnership interests, including common units offered by us or by any unitholder. Our general partner and its affiliates will continue to have these registration rights for two years after OCI GP LLC ceases to be our general partner. In connection with any registration of this kind, we will indemnify each unitholder participating in the registration and its officers, directors and controlling persons from and against any liabilities under the Securities Act or any applicable state securities laws arising from the registration statement or prospectus. We will bear all costs and expenses incidental to any registration, excluding any underwriting discounts and commissions. Except as described below, our general partner and its affiliates may sell their common units or other limited partner interests in private transactions at any time, subject to compliance with applicable laws.

Lock-Up Agreements

We, our general partner, and certain of our general partner’s directors and executive officers and certain of our affiliates have agreed that for a period of 180 days from the date of this prospectus they will not, without the prior written consent of the representatives of the underwriters, dispose of or hedge any common units or any securities convertible into or exchangeable for our common units. Please read “Underwriting” for a description of these lock-up provisions.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES

This section is a summary of the material tax considerations that may be relevant to prospective unitholders who are individual citizens or residents of the U.S. and, unless otherwise noted in the following discussion, is the opinion of Latham & Watkins LLP, counsel to our general partner and us, insofar as it relates to legal conclusions with respect to matters of U.S. federal income tax law. This section is based upon current provisions of the Code, existing and proposed Treasury Regulations and current administrative rulings and court decisions, all of which are subject to change. Later changes in these authorities may cause the tax consequences to vary substantially from the consequences described below. Unless the context otherwise requires, references in this section to “us” or “we” are references to OCI Partners LP and our operating subsidiaries.

The following discussion does not comment on all federal income tax matters affecting us or our unitholders. Moreover, the discussion focuses on unitholders who are individual citizens or residents of the U.S. and has only limited application to corporations, estates, entities treated as partnerships for U.S. federal income tax purposes, trusts, nonresident aliens, U.S. expatriates and former citizens or long-term residents of the U.S. or other unitholders subject to specialized tax treatment, such as banks, insurance companies and other financial institutions, tax-exempt institutions, foreign persons (including, without limitation, controlled foreign corporations, passive foreign investment companies and non-U.S. persons eligible for the benefits of an applicable income tax treaty with the U.S.), IRAs, real estate investment trusts (“REITs”) or mutual funds, dealers in securities or currencies, traders in securities, U.S. persons whose “functional currency” is not the U.S. dollar, persons holding their common units as part of a “straddle,” “hedge,” “conversion transaction” or other risk reduction transaction, and persons deemed to sell their common units under the constructive sale provisions of the Code. In addition, the discussion only comments to a limited extent on state, local and foreign tax consequences. Accordingly, we encourage each prospective unitholder to consult his own tax advisor in analyzing the state, local and foreign tax consequences particular to him of the ownership or disposition of common units and potential changes in applicable tax laws.

No ruling has been requested from the IRS regarding our characterization as a partnership for tax purposes. Instead, we will rely on opinions of Latham & Watkins LLP. Unlike a ruling, an opinion of counsel represents only that counsel’s best legal judgment and does not bind the IRS or the courts. Accordingly, the opinions and statements made herein may not be sustained by a court if contested by the IRS. Any contest of this sort with the IRS may materially and adversely impact the market for the common units and the prices at which common units trade. In addition, the costs of any contest with the IRS, principally legal, accounting and related fees, will result in a reduction in cash available for distribution to our unitholders and thus will be borne indirectly by our unitholders. Furthermore, the tax treatment of us, or of an investment in us, may be significantly modified by future legislative or administrative changes or court decisions. Any modifications may or may not be retroactively applied.

All statements as to matters of federal income tax law and legal conclusions with respect thereto, but not as to factual matters, contained in this section, unless otherwise noted, are the opinion of Latham & Watkins LLP and are based on the accuracy of the representations made by us.

For the reasons described below, Latham & Watkins LLP has not rendered an opinion with respect to the following specific federal income tax issues: (i) the treatment of a unitholder whose common units are loaned to a short seller to cover a short sale of common units (please read “—Tax Consequences of Common Unit Ownership—Treatment of Short Sales”); (ii) whether our monthly convention for allocating taxable income and losses is permitted by existing Treasury Regulations (please read “—Disposition of Common Units—Allocations Between Transferors and Transferees”); (iii) whether our method for taking into account Section 743 adjustments is sustainable in certain cases (please read “—Tax Consequences of Common Unit Ownership—Section 754 Election” and “—Uniformity of Common Units”); and (iv) the availability or the extent of Section 199 deduction, if any, to our unitholders (please read “—Tax Treatment of Operations—Deduction for U.S. Production Activities”).

Partnership Status

A partnership is not a taxable entity and incurs no federal income tax liability. Instead, each partner of a partnership is required to take into account his share of items of income, gain, loss and deduction of the partnership in computing his federal income tax liability, regardless of whether cash distributions are made to him by the partnership. Distributions by a partnership to a partner are generally not taxable to the partnership or the partner unless the amount of cash distributed to him is in excess of the partner’s adjusted basis in his partnership interest. Section 7704 of the Code provides that publicly traded partnerships will, as a general rule, be taxed as corporations. However, an exception, referred to as the “Qualifying Income Exception,” exists with respect to publicly traded partnerships of which 90.0% or more of the gross income for every taxable year consists of “qualifying income.” Qualifying income includes income and gains derived from the production, processing and marketing of any natural resource, including methanol and ammonia. Other types of qualifying income include interest (other than from a financial business), dividends, gains from the sale of real property and gains from the sale or other disposition of capital assets held for the production of income that otherwise constitutes qualifying income. We estimate that less than             % of our current gross income is not qualifying income; however, this estimate could change from time to time. Based upon and subject to this estimate, the factual representations made by us and our general partner and a review of the applicable legal authorities, Latham & Watkins LLP is of the opinion that at least 90.0% of our current gross income constitutes qualifying income. The portion of our income that is qualifying income may change from time to time.

The IRS has made no determination as to our status or the status of our operating subsidiaries for federal income tax purposes. Instead, we will rely on the opinion of Latham & Watkins LLP on such matters. It is the opinion of Latham & Watkins LLP that, based upon the Code, its regulations, published revenue rulings and court decisions and the representations described below that:

•	We will be classified as a partnership for federal income tax purposes; and

•	Each of our operating subsidiaries will be treated as a partnership or will be disregarded as an entity separate from us for federal income tax purposes.

In rendering its opinion, Latham & Watkins LLP has relied on factual representations made by us and our general partner. The representations made by us and our general partner upon which Latham & Watkins LLP has relied include:

•	Neither we nor any of the operating subsidiaries has elected or will elect to be treated as a corporation; and

•

For each taxable year, more than 90.0% of our gross income has been and will be income of the type that Latham & Watkins LLP has opined or will opine is “qualifying income” within the meaning of Section 7704(d) of the Code.

We believe that these representations have been true in the past and expect that these representations will continue to be true in the future.

If we fail to meet the Qualifying Income Exception, other than a failure that is determined by the IRS to be inadvertent and that is cured within a reasonable time after discovery (in which case the IRS may also require us to make adjustments with respect to our unitholders or pay other amounts), we will be treated as if we had transferred all of our assets, subject to liabilities, to a newly formed corporation, on the first day of the year in which we fail to meet the Qualifying Income Exception, in return for stock in that corporation, and then distributed that stock to the unitholders in liquidation of their interests in us. This deemed contribution and liquidation should be tax-free to unitholders and us so long as we, at that time, do not have liabilities in excess of the tax basis of our assets. Thereafter, we would be treated as a corporation for federal income tax purposes.

If we were treated as an association taxable as a corporation in any taxable year, either as a result of a failure to meet the Qualifying Income Exception or otherwise, our items of income, gain, loss and deduction would be reflected only on our tax return rather than being passed through to our unitholders, and our net income would be taxed to us at corporate rates. In addition, any distribution made to a unitholder would be treated as taxable dividend income, to the extent of our current and accumulated earnings and profits, or, in the absence of earnings and profits, a nontaxable return of capital, to the extent of the unitholder’s tax basis in his common units, or taxable capital gain, after the unitholder’s tax basis in his common units is reduced to zero. Accordingly, taxation as a corporation would result in a material reduction in a unitholder’s cash flow and after-tax return and thus would likely result in a substantial reduction of the value of the common units.

The discussion below is based on Latham & Watkins LLP’s opinion that we will be classified as a partnership for federal income tax purposes.

Limited Partner Status

Unitholders of OCI Partners LP will be treated as partners of OCI Partners LP for federal income tax purposes. Also, unitholders whose common units are held in street name or by a nominee and who have the right to direct the nominee in the exercise of all substantive rights attendant to the ownership of their common units will be treated as partners of OCI Partners LP for federal income tax purposes.

A beneficial owner of common units whose units have been transferred to a short seller to complete a short sale would appear to lose his status as a partner with respect to those common units for federal income tax purposes. Please read “—Tax Consequences of Common Unit Ownership—Treatment of Short Sales.”

Income, gain, loss or deduction would not appear to be reportable by a unitholder who is not a partner for federal income tax purposes, and any cash distributions received by a unitholder who is not a partner for federal income tax purposes would therefore appear to be fully taxable as ordinary income. These holders are urged to consult their tax advisors with respect to the tax consequences to them of holding common units in OCI Partners LP. The references to “unitholders” in the discussion that follows are to persons who are treated as partners in OCI Partners LP for federal income tax purposes.

Tax Consequences of Common Unit Ownership

Flow-Through of Taxable Income

Subject to the discussion below under “—Entity-Level Collections” we will not pay any federal income tax. Instead, each unitholder will be required to report on his income tax return his share of our income, gain, loss and deduction without regard to whether we make cash distributions to him. Consequently, we may allocate income to a unitholder even if he has not received a cash distribution. Each unitholder will be required to include in income his allocable share of our income, gain, loss and deduction for our taxable year ending with or within his taxable year. Our taxable year ends on December 31.

Treatment of Distributions

Distributions by us to a unitholder generally will not be taxable to the unitholder for federal income tax purposes, except to the extent the amount of any such cash distribution exceeds his tax basis in his common units immediately before the distribution. Our cash distributions in excess of a unitholder’s tax basis generally will be considered to be gain from the sale or exchange of the common units, taxable in accordance with the rules described under “—Disposition of Common Units.” Any reduction in a unitholder’s share of our liabilities for which no partner bears the economic risk of loss, known as “nonrecourse liabilities,” will be treated as a distribution by us of cash to that unitholder. To the extent our distributions cause a unitholder’s “at-risk” amount to be less than zero at the end of any taxable year, he must recapture any losses deducted in previous years. Please read “—Tax Consequences of Common Unit Ownership—Limitations on Deductibility of Losses.”

A decrease in a unitholder’s percentage interest in us because of our issuance of additional common units will decrease his share of our nonrecourse liabilities, and thus will result in a corresponding deemed distribution of cash. This deemed distribution may constitute a non-pro rata distribution. A non-pro rata distribution of money or property may result in ordinary income to a unitholder, regardless of his tax basis in his common units, if the distribution reduces the unitholder’s share of our “unrealized receivables,” including depreciation recapture and/or substantially appreciated “inventory items,” each as defined in the Code, and collectively, “Section 751 Assets.” To that extent, the unitholder will be treated as having been distributed his proportionate share of the Section 751 Assets and then having exchanged those assets with us in return for the non-pro rata portion of the actual distribution made to him. This latter deemed exchange will generally result in the unitholder’s realization of ordinary income, which will equal the excess of (i) the non-pro rata portion of that distribution over (ii) the unitholder’s tax basis (often zero) for the share of Section 751 Assets deemed relinquished in the exchange.

Ratio of Taxable Income to Distributions

We estimate that a purchaser of common units in this offering who owns those common units from the date of closing of this offering through the record date for distributions for the period ending December 31, 2015, will be allocated, on a cumulative basis, an amount of federal taxable income for that period that will be             % or less of the cash distributed with respect to that period. Thereafter, we anticipate that the ratio of allocable taxable income to cash distributions to the unitholders will increase. Our estimate is based upon many assumptions regarding our business operations, including assumptions as to our revenues, capital expenditures, cash flow, net working capital and anticipated cash distributions. These estimates and assumptions are subject to, among other things, numerous business, economic, regulatory, legislative, competitive and political uncertainties beyond our control. Further, the estimates are based on current tax law and tax reporting positions that we will adopt and with which the IRS could disagree. Accordingly, we cannot assure you that these estimates will prove to be correct.

The actual percentage of distributions that will constitute taxable income could be higher or lower than expected, and any differences could be material and could materially affect the value of the common units. For example, the ratio of allocable taxable income to cash distributions to a purchaser of common units in this offering will be greater, and perhaps substantially greater, than our estimate with respect to the period described above if:

•	gross income from operations exceeds the amount required to make anticipated quarterly distributions on all units, yet we only distribute the anticipated quarterly distributions on all units; or

•

we make a future offering of common units and use the proceeds from the offering in a manner that does not produce substantial additional deductions during the period described above, such as to repay indebtedness outstanding at the time of this offering or to acquire property that is not eligible for depreciation or amortization for federal income tax purposes or that is depreciable or amortizable at a rate significantly slower than the rate applicable to our assets at the time of this offering.

Basis of Common Units

A unitholder’s initial tax basis for his common units will be the amount he paid for the common units plus his share of our nonrecourse liabilities. That basis will be increased by his share of our income and by any increases in his share of our nonrecourse liabilities. That basis will be decreased, but not below zero, by distributions from us, by the unitholder’s share of our losses, by any decreases in his share of our nonrecourse liabilities and by his share of our expenditures that are not deductible in computing taxable income and are not required to be capitalized. A unitholder will have a share, generally based on his share of profits, of our nonrecourse liabilities. Please read “—Disposition of Common Units—Recognition of Gain or Loss.”

Limitations on Deductibility of Losses

The deduction by a common unitholder of his share of our losses will be limited to the tax basis in his common units and, in the case of an individual unitholder, estate, trust, or corporate unitholder (if more than 50.0% of the value of the corporate unitholder’s stock is owned directly or indirectly by or for five or fewer individuals or some tax-exempt organizations) to the amount for which the unitholder is considered to be “at risk” with respect to our activities, if that is less than his tax basis. A common unitholder subject to these limitations must recapture losses deducted in previous years to the extent that distributions cause his at-risk amount to be less than zero at the end of any taxable year. Losses disallowed to a unitholder or recaptured as a result of these limitations will carry forward and will be allowable as a deduction to the extent that his at-risk amount is subsequently increased, provided such losses do not exceed such common unitholder’s tax basis in his common units. Upon the taxable disposition of a unit, any gain recognized by a unitholder can be offset by losses that were previously suspended by the at-risk limitation but may not be offset by losses suspended by the basis limitation. Any loss previously suspended by the at-risk limitation in excess of that gain would no longer be utilizable.

In general, a common unitholder will be at risk to the extent of the tax basis of his common units, excluding any portion of that basis attributable to his share of our nonrecourse liabilities, reduced by (i) any portion of that basis representing amounts otherwise protected against loss because of a guarantee, stop loss agreement or other similar arrangement and (ii) any amount of money he borrows to acquire or hold his units, if the lender of those borrowed funds owns an interest in us, is related to the unitholder or can look only to the common units for repayment. A unitholder’s at-risk amount will increase or decrease as the tax basis of the unitholder’s common units increases or decreases, other than tax basis increases or decreases attributable to increases or decreases in his share of our nonrecourse liabilities.

In addition to the basis and at-risk limitations on the deductibility of losses, the passive loss limitations generally provide that individuals, estates, trusts and some closely-held corporations and personal service corporations can deduct losses from passive activities, which are generally trade or business activities in which the taxpayer does not materially participate, only to the extent of the taxpayer’s income from those passive activities. The passive loss limitations are applied separately with respect to each publicly traded partnership. Consequently, any passive losses we generate will only be available to offset our passive income generated in the future and will not be available to offset income from other passive activities or investments, including our investments or a unitholder’s investments in other publicly traded partnerships, or the unitholder’s salary, active business or other income. Passive losses that are not deductible because they exceed a unitholder’s share of income we generate may be deducted in full when he disposes of his entire investment in us in a fully taxable transaction with an unrelated party. The passive loss limitations are applied after other applicable limitations on deductions, including the at-risk rules and the basis limitation.

A unitholder’s share of our net income may be offset by any of our suspended passive losses, but it may not be offset by any other current or carryover losses from other passive activities, including those attributable to other publicly traded partnerships.

Limitations on Interest Deductions

The deductibility of a non-corporate taxpayer’s “investment interest expense” is generally limited to the amount of that taxpayer’s “net investment income.” Investment interest expense includes:

•	interest on indebtedness properly allocable to property held for investment;

•	our interest expense attributed to portfolio income; and

•	the portion of interest expense incurred to purchase or carry an interest in a passive activity to the extent attributable to portfolio income.

The computation of a unitholder’s investment interest expense will take into account interest on any margin account borrowing or other loan incurred to purchase or carry a unit. Net investment income includes gross income from property held for investment and amounts treated as portfolio income under the passive loss rules, less deductible expenses, other than interest, directly connected with the production of investment income, but generally does not include gains attributable to the disposition of property held for investment or (if applicable) qualified dividend income. The IRS has indicated that the net passive income earned by a publicly traded partnership will be treated as investment income to its unitholders. In addition, the unitholder’s share of our portfolio income will be treated as investment income.

Entity-Level Collections

If we are required or elect under applicable law to pay any federal, state, local or foreign income tax on behalf of any unitholder or any former unitholder, we are authorized to pay those taxes from our funds. That payment, if made, will be treated as a distribution of cash to the unitholder on whose behalf the payment was made. If the payment is made on behalf of a person whose identity cannot be determined, we are authorized to treat the payment as a distribution to all current unitholders. We are authorized to amend our partnership agreement in the manner necessary to maintain uniformity of intrinsic tax characteristics of units and to adjust later distributions, so that after giving effect to these distributions, the priority and characterization of distributions otherwise applicable under our partnership agreement is maintained as nearly as is practicable. Payments by us as described above could give rise to an overpayment of tax on behalf of an individual unitholder in which event the unitholder would be required to file a claim in order to obtain a credit or refund.

Allocation of Income, Gain, Loss and Deduction

In general, if we have a net profit, our items of income, gain, loss and deduction will be allocated among our unitholders in accordance with their percentage interests in us. Although we do not expect that our operations will result in the creation of negative capital accounts, if negative capital accounts nevertheless result, items of our income and gain will be allocated in an amount and manner sufficient to eliminate the negative balance as quickly as possible.

Specified items of our income, gain, loss and deduction will be allocated to account for (i) any difference between the tax basis and fair market value of our assets at the time of this offering and (ii) any difference between the tax basis and fair market value of any property contributed to us that exists at the time of such contribution, together referred to in this discussion as the “Contributed Property.” The effect of these allocations, referred to as Section 704(c) Allocations, to a unitholder purchasing common units from us in this offering will be essentially the same as if the tax bases of our assets were equal to their fair market values at the time of this offering. In the event we issue additional common units or engage in certain other transactions in the future, “reverse Section 704(c) Allocations,” similar to the Section 704(c) Allocations described above, will be made to all of our unitholders immediately prior to such issuance or other transactions to account for the difference between the “book” basis for purposes of maintaining capital accounts and the fair market value of all property held by us at the time of such issuance or future transaction. In addition, items of recapture income will be allocated to the extent possible to the unitholder who was allocated the deduction giving rise to the treatment of that gain as recapture income in order to minimize the recognition of ordinary income by some unitholders.

An allocation of items of our income, gain, loss or deduction, other than an allocation required by the Code to eliminate the difference between a partner’s “book” capital account, credited with the fair market value of Contributed Property, and “tax” capital account, credited with the tax basis of Contributed Property, referred to in this discussion as the “Book-Tax Disparity,” will generally be given effect for federal income tax purposes in determining a partner’s share of an item of income, gain, loss or deduction only if the allocation has “substantial economic effect.” In any other case, a partner’s share of an item will be determined on the basis of his interest in us, which will be determined by taking into account all the facts and circumstances, including:

•	his or her relative contributions to us;

•	the interests of all the partners in profits and losses;

•	the interest of all the partners in cash flow; and

•	the rights of all the partners to distributions of capital upon liquidation.

Latham & Watkins LLP is of the opinion that, with the exception of the issues described in “—Section 754 Election” and “—Disposition of Common Units—Allocations Between Transferors and Transferees,” allocations under our partnership agreement will be given effect for federal income tax purposes in determining a partner’s share of an item of income, gain, loss or deduction.

Treatment of Short Sales

A unitholder whose units are loaned to a “short seller” to cover a short sale of units may be considered as having disposed of those units. If so, he would no longer be treated for tax purposes as a partner with respect to those units during the period of the loan and may recognize gain or loss from the disposition. As a result, during this period:

•	any of our income, gain, loss or deduction with respect to those units would not be reportable by the unitholder;

•	any cash distributions received by the unitholder as to those units would be fully taxable; and

•	while not entirely free from doubt, all of these distributions would appear to be ordinary income.

Because there is no direct or indirect controlling authority on the issue relating to partnership interests, Latham & Watkins LLP has not rendered an opinion regarding the tax treatment of a unitholder whose common units are loaned to a short seller to cover a short sale of common units; therefore, unitholders desiring to assure their status as partners and avoid the risk of gain recognition from a loan to a short seller are urged to consult a tax advisor to discuss whether it is advisable to modify any applicable brokerage account agreements to prohibit their brokers from borrowing and loaning their units. The IRS has previously announced that it is studying issues relating to the tax treatment of short sales of partnership interests. Please also read “—Disposition of Common Units—Recognition of Gain or Loss.”

Alternative Minimum Tax

Each unitholder will be required to take into account his distributive share of any items of our income, gain, loss or deduction for purposes of the alternative minimum tax. The current minimum tax rate for noncorporate taxpayers is 26.0% on the first $179,500 of alternative minimum taxable income in excess of the exemption amount and 28.0% on any additional alternative minimum taxable income. Prospective unitholders are urged to consult with their tax advisors as to the impact of an investment in units on their liability for the alternative minimum tax.

Tax Rates

Under current law, the highest marginal U.S. federal income tax rate applicable to ordinary income of individuals is 39.6% and the highest marginal U.S. federal income tax rate applicable to long-term capital gains (generally, capital gains on certain assets held for more than twelve months) of individuals is 20.0%. However, such rates are subject to change by new legislation at any time.

In addition, a 3.8% Medicare tax applies to certain net investment income (NIIT) earned by individuals, estates and trusts for taxable years beginning after December 31, 2012. For these purposes, net investment income generally includes a unitholder’s allocable share of our income and gain realized by a unitholder from a sale of units. In the case of an individual, the tax will be imposed on the lesser of (1) the unitholder’s net investment income and (2) the amount by which the unitholder’s modified adjusted gross income exceeds $250,000 (if the unitholder is married and filing jointly or a surviving spouse), $125,000 (if the unitholder is married and filing separately) or $200,000 (in any other case). In the case of an estate or trust, the tax will be imposed on the lesser of (1) undistributed net investment income and (2) the excess adjusted gross income over the dollar amount at which the highest income tax bracket applicable to an estate or trust begins. Recently, the U.S. Department of the Treasury and the IRS issued proposed Treasury Regulations that provide guidance regarding the NIIT. Although the proposed Treasury Regulations are effective for taxable years beginning after December 31, 2013, taxpayers may rely on the proposed Treasury Regulations for purposes of compliance until the effective date of the final regulations. Prospective unitholders are urged to consult with their tax advisors as to the impact of the NIIT on an investment in our common units.

Section 754 Election

We will make the election permitted by Section 754 of the Code. That election is irrevocable without the consent of the IRS unless there is a constructive termination of the partnership. Please read “—Disposition of Common Units—Constructive Termination.” The election will generally permit us to adjust a common unit purchaser’s tax basis in our assets (“inside basis”) under Section 743(b) of the Code to reflect his purchase price. This election does not apply with respect to a person who purchases common units directly from us. The Section 743(b) adjustment belongs to the purchaser and not to other unitholders. For purposes of this discussion, the inside basis in our assets with respect to a unitholder will be considered to have two components: (i) his share of our tax basis in our assets (“common basis”) and (ii) his Section 743(b) adjustment to that basis.

We will adopt the remedial allocation method as to all our properties. Where the remedial allocation method is adopted, the Treasury Regulations under Section 743 of the Code require a portion of the Section 743(b) adjustment that is attributable to recovery property that is subject to depreciation under Section 168 of the Code and whose book basis is in excess of its tax basis to be depreciated over the remaining cost recovery period for the property’s unamortized Book-Tax Disparity. Under Treasury Regulation Section 1.167(c)-1(a)(6), a Section 743(b) adjustment attributable to property subject to depreciation under Section 167 of the Code, rather than cost recovery deductions under Section 168, is generally required to be depreciated using either the straight-line method or the 150.0% declining balance method. Under our partnership agreement, our general partner is authorized to take a position to preserve the uniformity of common units even if that position is not consistent with these and any other Treasury Regulations. Please read “—Uniformity of Common Units.”

We intend to depreciate the portion of a Section 743(b) adjustment attributable to unrealized appreciation in the value of Contributed Property, to the extent of any unamortized Book-Tax Disparity, using a rate of depreciation or amortization derived from the depreciation or amortization method and useful life applied to the property’s unamortized Book-Tax Disparity, or treat that portion as non-amortizable to the extent attributable to property which is not amortizable. This method is consistent with the methods employed by other publicly traded partnerships but is arguably inconsistent with Treasury Regulation Section 1.167(c)-1(a)(6), which is not expected to directly apply to a material portion of our assets. To the extent this Section 743(b) adjustment is attributable to appreciation in value in excess of the unamortized Book-Tax Disparity, we will apply the rules described in the Treasury Regulations and legislative history. If we determine that this position cannot reasonably be taken, we may take a depreciation or amortization position under which all purchasers acquiring units in the same month would receive depreciation or amortization, whether attributable to common basis or a Section 743(b) adjustment, based upon the same applicable rate as if they had purchased a direct interest in our assets. This kind of aggregate approach may result in lower annual depreciation or amortization deductions than would otherwise be allowable to some unitholders. Please read “—Uniformity of Common

Units.” A unitholder’s tax basis for his common units is reduced by his share of our deductions (whether or not such deductions were claimed on an individual’s income tax return) so that any position we take that understates deductions will overstate the common unitholder’s basis in his common units, which may cause the unitholder to understate gain or overstate loss on any sale of such units. Please read “—Disposition of Common Units—Recognition of Gain or Loss.” Latham & Watkins LLP is unable to opine as to whether our method for taking into account Section 743 adjustments is sustainable for property subject to depreciation under Section 167 of the Code or if we use an aggregate approach as described above, as there is no direct or indirect controlling authority addressing the validity of these positions. Moreover, the IRS may challenge our position with respect to depreciating or amortizing the Section 743(b) adjustment we take to preserve the uniformity of the common units. If such a challenge were sustained, the gain from the sale of common units might be increased without the benefit of additional deductions.

A Section 754 election is advantageous if the transferee’s tax basis in his units is higher than the units’ share of the aggregate tax basis of our assets immediately prior to the transfer. In that case, as a result of the election, the transferee would have, among other items, a greater amount of depreciation deductions and his share of any gain or loss on a sale of our assets would be less. Conversely, a Section 754 election is disadvantageous if the transferee’s tax basis in his units is lower than those units’ share of the aggregate tax basis of our assets immediately prior to the transfer. Thus, the fair market value of the units may be affected either favorably or unfavorably by the election. A basis adjustment is required regardless of whether a Section 754 election is made in the case of a transfer of an interest in us if we have a substantial built-in loss immediately after the transfer, or if we distribute property and have a substantial basis reduction. Generally, a built-in loss or a basis reduction is substantial if it exceeds $250,000.

The calculations involved in the Section 754 election are complex and will be made on the basis of assumptions as to the value of our assets and other matters. For example, the allocation of the Section 743(b) adjustment among our assets must be made in accordance with the Code. The IRS could seek to reallocate some or all of any Section 743(b) adjustment allocated by us to our tangible assets to goodwill instead. Goodwill, as an intangible asset, is generally nonamortizable or amortizable over a longer period of time or under a less accelerated method than our tangible assets. We cannot assure you that the determinations we make will not be successfully challenged by the IRS and that the deductions resulting from them will not be reduced or disallowed altogether. Should the IRS require a different basis adjustment to be made, and should, in our opinion, the expense of compliance exceed the benefit of the election, we may seek permission from the IRS to revoke our Section 754 election. If permission is granted, a subsequent purchaser of units may be allocated more income than he would have been allocated had the election not been revoked.

Tax Treatment of Operations

Accounting Method and Taxable Year

We use the year ending December 31 as our taxable year and the accrual method of accounting for federal income tax purposes. Each unitholder will be required to include in income his share of our income, gain, loss and deduction for our taxable year ending within or with his taxable year. In addition, a unitholder who has a taxable year ending on a date other than December 31 and who disposes of all of his units following the close of our taxable year but before the close of his taxable year must include his share of our income, gain, loss and deduction in income for his taxable year, with the result that he will be required to include in income for his taxable year his share of more than twelve months of our income, gain, loss and deduction. Please read “—Disposition of Common Units—Allocations Between Transferors and Transferees.”

Deduction for U.S. Production Activities

Subject to the limitations on the deductibility of losses discussed in this disclosure and the limitation discussed below, our unitholders may be entitled to a deduction, herein referred to as the Section 199 deduction, equal to a percentage of such unitholders’ qualified production activities income, but not to exceed 50% of the Form W-2 wages actually or deemed paid by the unitholder during the taxable year and allocable to domestic production gross receipts.

Qualified production activities income is generally equal to gross receipts from domestic production activities reduced by cost of goods sold allocable to those receipts, other expenses directly associated with those receipts, and a share of other deductions, expenses, and losses that are not directly allocable to those receipts or to another class of income. The products produced must be manufactured, produced, grown, or extracted in whole or in significant part by the taxpayer in the U.S.

For a partnership, the Section 199 deduction, if any, is determined at the partner level. To determine his Section 199 deduction, each unitholder will aggregate his share of the qualified production activities income allocated to him from us with the unitholder’s qualified production activities income from other sources. Each unitholder must take into account his distributive share of the expenses allocated to him from our qualified production activities regardless of whether we otherwise have taxable income. However, our expenses that otherwise would be taken into account for purposes of computing the Section 199 deduction, if any, are taken into account only if and to the extent the unitholder’s share of losses and deductions from all of our activities is not disallowed by the tax basis rules, the at-risk rules, or the passive activity loss rules. Please read “—Tax Consequences of Common Unit Ownership—Limitations on Deductibility of Losses.”

The amount of a unitholder’s Section 199 deduction for each year, if any, is limited to 50% of the IRS Form W-2 wages actually or deemed paid by the unitholder during the calendar year that are deducted in arriving at qualified production activities income. Each unitholder is treated as having been allocated IRS Form W-2 wages from us equal to the unitholder’s allocable share of our wages that are deducted in arriving at qualified production activities income for that taxable year. It is not anticipated that we or our operating subsidiaries will pay material wages that will be allocated to our unitholders, and thus a unitholder’s ability to claim the Section 199 deduction, if any, may be limited.

This discussion of the Section 199 deduction does not purport to be a complete analysis of the complex legislation and Treasury authority relating to the calculation of domestic production gross receipts, qualified production activities income, or IRS Form W-2 wages, or how such items are allocated by us to unitholders. Further, because the Section 199 deduction is required to be computed separately by each unitholder, no assurance can be given, and Latham and Watkins is unable to express any opinion, as to the availability or extent of the Section 199 deduction, if any, to our unitholders. Each prospective unitholder is encouraged to consult his tax advisor to determine whether any Section 199 deduction would be available to him.

Initial Tax Basis, Depreciation and Amortization

The tax basis of our assets will be used for purposes of computing depreciation and cost recovery deductions and, ultimately, gain or loss on the disposition of these assets. The federal income tax burden associated with the difference between the fair market value of our assets and their tax basis immediately prior to (i) this offering will be borne by the affiliates of our general partner, and (ii) any other offering will be borne by our unitholders as of that time. Please read “—Tax Consequences of Common Unit Ownership—Allocation of Income, Gain, Loss and Deduction.”

To the extent allowable, we may elect to use the depreciation and cost recovery methods, including bonus depreciation to the extent available, that will result in the largest deductions being taken in the early years after assets subject to these allowances are placed in service. Please read “—Uniformity of Common Units.” Property we subsequently acquire or construct may be depreciated using accelerated methods permitted by the Code.

If we dispose of depreciable property by sale, foreclosure or otherwise, all or a portion of any gain, determined by reference to the amount of depreciation previously deducted and the nature of the property, may be subject to the recapture rules and taxed as ordinary income rather than capital gain. Similarly, a unitholder who has taken cost recovery or depreciation deductions with respect to property we own will likely be required to recapture some or all of those deductions as ordinary income upon a sale of his interest in us. Please read “—Tax Consequences of Common Unit Ownership—Allocation of Income, Gain, Loss and Deduction” and “—Disposition of Common Units—Recognition of Gain or Loss.”

The costs we incur in selling our units (called “syndication expenses”) must be capitalized and cannot be deducted currently, ratably or upon our termination. There are uncertainties regarding the classification of costs as organization expenses, which may be amortized by us, and as syndication expenses, which may not be amortized by us. The underwriting discount we incur will be treated as syndication expenses.

Valuation and Tax Basis of Our Properties

The federal income tax consequences of the ownership and disposition of units will depend in part on our estimates of the relative fair market values, and the initial tax bases, of our assets. Although we may from time to time consult with professional appraisers regarding valuation matters, we will make many of the relative fair market value estimates ourselves. These estimates and determinations of basis are subject to challenge and will not be binding on the IRS or the courts. If the estimates of fair market value or basis are later found to be incorrect, the character and amount of items of income, gain, loss or deduction previously reported by unitholders might change, and unitholders might be required to adjust their tax liability for prior years and incur interest and penalties with respect to those adjustments.

Disposition of Common Units

Recognition of Gain or Loss

Gain or loss will be recognized on a sale of common units equal to the difference between the amount realized and the unitholder’s tax basis for the common units sold. A unitholder’s amount realized will be measured by the sum of the cash or the fair market value of other property received by him plus his share of our nonrecourse liabilities. Because the amount realized includes a unitholder’s share of our nonrecourse liabilities, the gain recognized on the sale of common units could result in a tax liability in excess of any cash received from the sale.

Prior distributions from us that in the aggregate were in excess of cumulative net taxable income for a common unit and, therefore, decreased a unitholder’s tax basis in that common unit will, in effect, become taxable income if the common unit is sold at a price greater than the unitholder’s tax basis in that common unit, even if the price received is less than his original cost.

Except as noted below, gain or loss recognized by a unitholder, other than a “dealer” in common units, on the sale or exchange of a unit will generally be taxable as capital gain or loss. Capital gain recognized by an individual on the sale of common units held for more than twelve months will generally be taxed at the U.S. federal income tax rate applicable to long-term capital gains. However, a portion of this gain or loss, which will likely be substantial, will be separately computed and taxed as ordinary income or loss under Section 751 of the Code to the extent attributable to assets giving rise to depreciation recapture or other “unrealized receivables” or to “inventory items” we own. The term “unrealized receivables” includes potential recapture items, including depreciation recapture. Ordinary income attributable to unrealized receivables, inventory items and depreciation recapture may exceed net taxable gain realized upon the sale of a unit and may be recognized even if there is a net taxable loss realized on the sale of a unit. Thus, a unitholder may recognize both ordinary income and a capital loss upon a sale of common units. Capital losses may offset capital gains and no more than $3,000 of ordinary income, in the case of individuals, and may only be used to offset capital gains in the case of corporations. Both ordinary income and capital gain recognized on a sale of units may be subject to the NIIT in certain circumstances. Please read “—Tax Consequences of Common Unit Ownership—Tax Rates.”

The IRS has ruled that a partner who acquires interests in a partnership in separate transactions must combine those interests and maintain a single adjusted tax basis for all those interests. Upon a sale or other disposition of less than all of those interests, a portion of that tax basis must be allocated to the interests sold using an “equitable apportionment” method, which generally means that the tax basis allocated to the interest sold equals an amount that bears the same relation to the partner’s tax basis in his entire interest in the partnership as the value of the interest sold bears to the value of the partner’s entire interest in the partnership. Treasury Regulations under Section 1223 of the Code allow a selling unitholder who can identify common units transferred with an ascertainable holding period to elect to use the actual holding period of the common units transferred. Thus, according to the ruling discussed above, a common unitholder will be unable to select high or low basis common units to sell as would be the case with corporate stock, but, according to the Treasury Regulations, he may designate specific common units sold for purposes of determining the holding period of units transferred. A unitholder electing to use the actual holding period of common units transferred must consistently use that identification method for all subsequent sales or exchanges of common units. A unitholder considering the purchase of additional units or a sale of common units purchased in separate transactions is urged to consult his tax advisor as to the possible consequences of this ruling and application of the Treasury Regulations.

Specific provisions of the Code affect the taxation of some financial products and securities, including partnership interests, by treating a taxpayer as having sold an “appreciated” partnership interest, one in which gain would be recognized if it were sold, assigned or terminated at its fair market value, if the taxpayer or related persons enter(s) into:

•	a short sale;

•	an offsetting notional principal contract; or

•	a futures or forward contract;

in each case, with respect to the partnership interest or substantially identical property.

Moreover, if a taxpayer has previously entered into a short sale, an offsetting notional principal contract or a futures or forward contract with respect to the partnership interest, the taxpayer will be treated as having sold that position if the taxpayer or a related person then acquires the partnership interest or substantially identical property. The Secretary of the Treasury is also authorized to issue regulations that treat a taxpayer that enters into transactions or positions that have substantially the same effect as the preceding transactions as having constructively sold the financial position.

In general, no gain or loss should be recognized by a unitholder upon the gift of a common unit, although there may be federal gift tax imposed on such gift. However, there are exceptions to the general rule that may result in the recognition of gain, but not loss, and federal income tax liability to the donor. A gift of common units generally results in a reduction in a unitholder’s share of our nonrecourse liabilities if the donee accepts the common units subject to the debt. If the amount of the decrease in liabilities exceeds the unitholder’s adjusted basis in his common units, the transaction should be treated as a part gift and a part sale transaction, resulting in taxable gain to the extent the amount of such liabilities exceeds his adjusted basis in his common units. The tax consequences of any gift of our common units by a unitholder will depend upon the particular circumstances of such a gift and upon the individuals or organizations involved in the transaction. As a result, before making any gift of our common units, a unitholder should consult his tax advisor as to the consequences of such a gift.

Allocations Between Transferors and Transferees

In general, our taxable income and losses will be determined annually, will be prorated on a monthly basis and will be subsequently apportioned among the unitholders in proportion to the number of units owned by each of them as of the opening of the applicable exchange on the first business day of the month, which we refer to in this prospectus as the “Allocation Date.” However, gain or loss realized on a sale or other disposition of our assets other than in the ordinary course of business will be allocated among the unitholders on the Allocation Date in the month in which that gain or loss is recognized. As a result, a unitholder transferring units may be allocated income, gain, loss and deduction realized after the date of transfer.

Although simplifying conventions are contemplated by the Code and most publicly traded partnerships use similar simplifying conventions, the use of this method may not be permitted under existing Treasury Regulations as there is no direct or indirect controlling authority on this issue. The U.S. Department of the Treasury and the IRS have issued proposed Treasury Regulations that provide a safe harbor pursuant to which a publicly traded partnership may use a similar monthly simplifying convention to allocate tax items among transferor and transferee unitholders, although such tax items must be prorated on a daily basis. Existing publicly traded partnerships are entitled to rely on these proposed Treasury Regulations; however, they are not binding on the IRS and are subject to change until final Treasury Regulations are issued. Accordingly, Latham & Watkins LLP is unable to opine on the validity of this method of allocating income and deductions between transferor and transferee unitholders because the issue has not been finally resolved by the IRS or the courts. If this method is not allowed under the Treasury Regulations, or only applies to transfers of less than all of the unitholder’s interest, our taxable income or losses might be reallocated among the unitholders. We are authorized to revise our method of allocation between transferor and transferee unitholders, as well as unitholders whose interests vary during a taxable year, to conform to a method permitted under future Treasury Regulations. A unitholder who owns units at any time during a quarter and who disposes of them prior to the record date set for a cash distribution for that quarter will be allocated items of our income, gain, loss and deductions attributable to that quarter but will not be entitled to receive that cash distribution.

Notification Requirements

A unitholder who sells any of his units is generally required to notify us in writing of that sale within 30 days after the sale (or, if earlier, January 15 of the year following the sale). A purchaser of units who purchases units from another unitholder is also generally required to notify us in writing of that purchase within 30 days after the purchase. Upon receiving such notifications, we are required to notify the IRS of that transaction and to furnish specified information to the transferor and transferee. Failure to notify us of a purchase may, in some cases, lead to the imposition of penalties. However, these reporting requirements do not apply to a sale by an individual who is a citizen of the U.S. and who effects the sale or exchange through a broker who will satisfy such requirements.

Constructive Termination

We will be considered to have technically terminated our partnership for federal income tax purposes if there is a sale or exchange of 50% or more of the total interests in our capital and profits within a twelve-month period. For purposes of determining whether the 50% threshold has been met, multiple sales of the same interest will be counted only once. Our technical termination would, among other things, result in the closing of our taxable year for all unitholders, which would result in us filing two tax returns (and our unitholders could receive two schedules K-1 if relief was not available, as described below) for one fiscal year and could result in a deferral of depreciation deductions allowable in computing our taxable income. In the case of a unitholder reporting on a taxable year other than a fiscal year ending December 31, the closing of our taxable year may also result in more than twelve months of our taxable income or loss being includable in his taxable income for the year of termination. Our termination currently would not affect our classification as a partnership for federal income tax purposes, but instead we would be treated as a new partnership for federal income tax purposes. If treated as a new partnership, we must make new tax elections, including a new election under Section 754 of the Code, and could be subject to penalties if we are unable to determine that a termination occurred. The IRS has recently announced a publicly traded partnership technical termination relief program whereby, if a publicly traded partnership that technically terminated requests publicly traded partnership technical termination relief and such relief is granted by the IRS, among other things, the partnership will only have to provide one Schedule K-1 to unitholders for the year notwithstanding two partnership tax years.

Uniformity of Common Units

Because we cannot match transferors and transferees of units, we must maintain uniformity of the economic and tax characteristics of the units to a purchaser of these units. In the absence of uniformity, we may be unable to completely comply with a number of federal income tax requirements, both statutory and regulatory. A lack of uniformity can result from a literal application of Treasury Regulation Section 1.167(c)-1(a)(6). Any non-uniformity could have a negative impact on the value of the units. Please read “—Tax Consequences of Common Unit Ownership—Section 754 Election.” We intend to depreciate the portion of a Section 743(b) adjustment attributable to unrealized appreciation in the value of Contributed Property, to the extent of any unamortized Book-Tax Disparity, using a rate of depreciation or amortization derived from the depreciation or amortization method and useful life applied to the property’s unamortized Book-Tax Disparity, or treat that portion as nonamortizable, to the extent attributable to property the common basis of which is not amortizable, consistent with the regulations under Section 743 of the Code, even though that position may be inconsistent with Treasury Regulation Section 1.167(c)-1(a)(6), which is not expected to directly apply to a material portion of our assets. Please read “—Tax Consequences of Common Unit Ownership—Section 754 Election.”

To the extent that the Section 743(b) adjustment is attributable to appreciation in value in excess of the unamortized Book-Tax Disparity, we will apply the rules described in the Treasury Regulations and legislative history. If we determine that this position cannot reasonably be taken, we may adopt a depreciation and amortization position under which all purchasers acquiring units in the same month would receive depreciation and amortization deductions, whether attributable to common basis or a Section 743(b) adjustment, based upon the same applicable rate as if they had purchased a direct interest in our assets. If this position is adopted, it may result in lower annual depreciation and amortization deductions than would otherwise be allowable to some unitholders and risk the loss of depreciation and amortization deductions not taken in the year that these deductions are otherwise allowable. This position will not be adopted if we determine that the loss of depreciation and amortization deductions will have a material adverse effect on the unitholders. If we choose not to utilize this aggregate method, we may use any other reasonable depreciation and amortization method to preserve the uniformity of the intrinsic tax characteristics of any units that would not have a material adverse effect on the unitholders. In either case, and as stated above under “—Tax Consequences of Common Unit Ownership—Section 754 Election,” Latham & Watkins LLP has not rendered an opinion with respect to these methods. Moreover, the IRS may challenge any method of depreciating the Section 743(b) adjustment described in this paragraph. If this challenge were sustained, the uniformity of units might be affected, and the gain from the sale of units might be increased without the benefit of additional deductions. Please read “—Disposition of Common Units—Recognition of Gain or Loss.

Tax-Exempt Organizations and Other Investors

Ownership of units by employee benefit plans, other tax-exempt organizations, non-resident aliens, foreign corporations and other foreign persons raises issues unique to those investors and, as described below to a limited extent, may have substantially adverse tax consequences to them. If you are a tax-exempt entity or a non-U.S. person, you should consult your tax advisor before investing in our common units. Employee benefit plans and most other organizations exempt from federal income tax, including individual retirement accounts and other retirement plans, are subject to federal income tax on unrelated business taxable income. Virtually all of our income allocated to a unitholder that is a tax-exempt organization will be unrelated business taxable income and will be taxable to it.

Non-resident aliens and foreign corporations, trusts or estates that own units will be considered to be engaged in business in the U.S. because of the ownership of units. As a consequence, they will be required to file federal tax returns to report their share of our income, gain, loss or deduction and pay federal income tax at regular rates on their share of our net income or gain. Moreover, under rules applicable to publicly traded partnerships, our quarterly distribution to foreign unitholders will be subject to withholding at the highest applicable effective tax rate. Each foreign unitholder must obtain a taxpayer identification number from the IRS and submit that number to our transfer agent on a Form W-8BEN or applicable substitute form in order to obtain credit for these withholding taxes. A change in applicable law may require us to change these procedures.

In addition, because a foreign corporation that owns units will be treated as engaged in a U.S. trade or business, that corporation may be subject to the U.S. branch profits tax at a rate of 30.0%, in addition to regular federal income tax, on its share of our earnings and profits, as adjusted for changes in the foreign corporation’s “U.S. net equity,” that is effectively connected with the conduct of a U.S. trade or business. That tax may be reduced or eliminated by an income tax treaty between the U.S. and the country in which the foreign corporate unitholder is a “qualified resident.” In addition, this type of unitholder is subject to special information reporting requirements under Section 6038C of the Code.

A foreign unitholder who sells or otherwise disposes of a common unit will be subject to U.S. federal income tax on gain realized from the sale or disposition of that unit to the extent the gain is effectively connected with a U.S. trade or business of the foreign unitholder. Under a ruling published by the IRS, interpreting the scope of “effectively connected income,” a foreign unitholder would be considered to be engaged in a trade or business in the U.S. by virtue of the U.S. activities of the partnership, and part or all of that unitholder’s gain would be effectively connected with that unitholder’s indirect U.S. trade or business. Moreover, under the Foreign Investment in Real Property Tax Act, a foreign common unitholder generally will be subject to U.S. federal income tax upon the sale or disposition of a common unit if (i) he owned (directly or constructively applying certain attribution rules) more than 5.0% of our common units at any time during the five-year period ending on the date of such disposition and (ii) 50.0% or more of the fair market value of all of our assets consisted of U.S. real property interests at any time during the shorter of the period during which such unitholder held the common units or the five-year period ending on the date of disposition. Currently, more than 50.0% of our assets consist of U.S. real property interests and we do not expect that to change in the foreseeable future. Therefore, foreign unitholders may be subject to federal income tax on gain from the sale or disposition of their units.

Recent changes in law may affect certain foreign unitholders. Please read “—Administrative Matters—Additional Withholding Requirements.”

Administrative Matters

Information Returns and Audit Procedures

We intend to furnish to each unitholder, within 90 days after the close of each calendar year, specific tax information, including a Schedule K-1, which describes his share of our income, gain, loss and deduction for our preceding taxable year. In preparing this information, which will not be reviewed by counsel, we will take various accounting and reporting positions, some of which have been mentioned earlier, to determine each unitholder’s share of income, gain, loss and deduction. We cannot assure you that those positions will yield a result that conforms to the requirements of the Code, Treasury Regulations or administrative interpretations of the IRS. Neither we nor Latham & Watkins LLP can assure prospective unitholders that the IRS will not successfully contend in court that those positions are impermissible. Any challenge by the IRS could negatively affect the value of the units.

The IRS may audit our federal income tax information returns. Adjustments resulting from an IRS audit may require each unitholder to adjust a prior year’s tax liability, and possibly may result in an audit of his return. Any audit of a unitholder’s return could result in adjustments not related to our returns as well as those related to our returns.

Partnerships generally are treated as separate entities for purposes of federal tax audits, judicial review of administrative adjustments by the IRS and tax settlement proceedings. The tax treatment of partnership items of income, gain, loss and deduction are determined in a partnership proceeding rather than in separate proceedings with the partners. The Code requires that one partner be designated as the “Tax Matters Partner” for these purposes. Our partnership agreement names our general partner as our Tax Matters Partner.

The Tax Matters Partner has made and will make some elections on our behalf and on behalf of unitholders. In addition, the Tax Matters Partner can extend the statute of limitations for assessment of tax deficiencies against unitholders for items in our returns. The Tax Matters Partner may bind a unitholder with less than a 1.0% profits interest in us to a settlement with the IRS unless that unitholder elects, by filing a statement with the IRS, not to give that authority to the Tax Matters Partner. The Tax Matters Partner may seek judicial review, by which all the unitholders are bound, of a final partnership administrative adjustment and, if the Tax Matters Partner fails to seek judicial review, judicial review may be sought by any unitholder having at least a 1.0% interest in profits or by any group of unitholders having in the aggregate at least a 5.0% interest in profits. However, only one action for judicial review will go forward, and each unitholder with an interest in the outcome may participate. The Tax Matters Partner may select the forum for judicial review, and if the Tax Matters Partner selects the Court of Federal Claims or a District Court, rather than the Tax Court, partners may be required to pay any deficiency asserted by the IRS before judicial review is available.

A unitholder must file a statement with the IRS identifying the treatment of any item on his federal income tax return that is not consistent with the treatment of the item on our return. Intentional or negligent disregard of this consistency requirement may subject a unitholder to substantial penalties.

Additional Withholding Requirements

Withholding taxes may apply to certain types of payments made to “foreign financial institutions” (as specially defined in the Code) and certain other non-U.S. entities. Specifically, a 30% withholding tax may be imposed on interest, dividends and other fixed or determinable annual or periodical gains, profits and income from sources within the United States (“FDAP Income”), or gross proceeds from the sale or other disposition of any property of a type which can produce interest or dividends from sources within the United States (“Gross Proceeds”) paid to a foreign financial institution or to a “non-financial foreign entity” (as specially defined in Code), unless (1) the foreign financial institution undertakes certain diligence and reporting, (2) the non-financial foreign entity either certifies it does not have any substantial U.S. owners or furnishes identifying information regarding each substantial U.S. owner or (3) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules. If the payee is a foreign financial institution and is subject to the diligence and reporting requirements in clause (1) above, it must enter into an agreement with the U.S. Treasury requiring, among other things, that it undertake to identify accounts held by certain U.S. persons or U.S.-owned foreign entities, annually report certain information about such accounts, and withhold 30% on payments to noncompliant foreign financial institutions and certain other account holders.

These rules generally will apply to payments of FDAP Income made on or after January 1, 2014 and to payments of relevant Gross Proceeds made on or after January 1, 2017. Thus, to the extent we have FDAP Income or Gross Proceeds after these dates that are not treated as effectively connected with a U.S. trade or business (please read “—Tax-Exempt Organizations and Other Investors”), unitholders who are foreign financial institutions or certain other non-US entities may be subject to withholding on distributions they receive from us, or their distributive share of our income, pursuant to the rules described above.

Prospective investors should consult their own tax advisors regarding the potential application of these withholding provisions to their investment in our common units.

Nominee Reporting

Persons who hold an interest in us as a nominee for another person are required to furnish to us:

•	the name, address and taxpayer identification number of the beneficial owner and the nominee;

•	whether the beneficial owner is:

•	a person that is not a U.S. person;

•	a foreign government, an international organization or any wholly owned agency or instrumentality of either of the foregoing; or

•	a tax-exempt entity;

•	the amount and description of units held, acquired or transferred for the beneficial owner; and

•

specific information including the dates of acquisitions and transfers, means of acquisitions and transfers, and acquisition cost for purchases, as well as the amount of net proceeds from dispositions.

Brokers and financial institutions are required to furnish additional information, including whether they are U.S. persons and specific information on units they acquire, hold or transfer for their own account. A penalty of $100 per failure, up to a maximum of $1,500,000 per calendar year, is imposed by the Code for failure to report that information to us. The nominee is required to supply the beneficial owner of the units with the information furnished to us.

Accuracy-Related Penalties

An additional tax equal to 20.0% of the amount of any portion of an underpayment of tax that is attributable to one or more specified causes, including negligence or disregard of rules or regulations, substantial understatements of income tax and substantial valuation misstatements, is imposed by the Code. No penalty will be imposed, however, for any portion of an underpayment if it is shown that there was a reasonable cause for that portion and that the taxpayer acted in good faith regarding that portion.

For individuals, a substantial understatement of income tax in any taxable year exists if the amount of the understatement exceeds the greater of 10.0% of the tax required to be shown on the return for the taxable year or $5,000 ($10,000 for most corporations). The amount of any understatement subject to penalty generally is reduced if any portion is attributable to a position adopted on the return:

•	for which there is, or was, “substantial authority”; or

•	as to which there is a reasonable basis and the pertinent facts of that position are disclosed on the return.

If any item of income, gain, loss or deduction included in the distributive shares of unitholders might result in that kind of an “understatement” of income for which no “substantial authority” exists, we must disclose the pertinent facts on our return. In addition, we will make a reasonable effort to furnish sufficient information for unitholders to make adequate disclosure on their returns and to take other actions as may be appropriate to permit unitholders to avoid liability for this penalty. More stringent rules apply to “tax shelters,” which we do not believe includes us, or any of our investments, plans or arrangements.

A substantial valuation misstatement exists if (a) the value of any property, or the adjusted basis of any property, claimed on a tax return is 150.0% or more of the amount determined to be the correct amount of the valuation or adjusted basis, (b) the price for any property or services (or for the use of property) claimed on any such return with respect to any transaction between persons described in Code Section 482 is 200.0% or more (or 50.0% or less) of the amount determined under Section 482 to be the correct amount of such price, or (c) the net Code Section 482 transfer price adjustment for the taxable year exceeds the lesser of $5 million or 10.0% of the taxpayer’s gross receipts. No penalty is imposed unless the portion of the underpayment attributable to a substantial valuation misstatement exceeds $5,000 ($10,000 for most corporations). If the valuation claimed on a return is 200.0% or more than the correct valuation or certain other thresholds are met, the penalty imposed increases to 40.0%. We do not anticipate making any valuation misstatements.

In addition, the 20.0% accuracy-related penalty also applies to any portion of an underpayment of tax that is attributable to transactions lacking economic substance. To the extent that such transactions are not disclosed, the penalty imposed is increased to 40.0%. Additionally, there is no reasonable cause defense to the imposition of this penalty to such transactions.

Reportable Transactions

If we were to engage in a “reportable transaction,” we (and possibly you and others) would be required to make a detailed disclosure of the transaction to the IRS. A transaction may be a reportable transaction based upon any of several factors, including the fact that it is a type of tax avoidance transaction publicly identified by the IRS as a “listed transaction” or that it produces certain kinds of losses for partnerships, individuals, S corporations, and trusts in excess of $2.0 million in any single year, or $4.0 million in any combination of six successive tax years. Our participation in a reportable transaction could increase the likelihood that our federal income tax information return (and possibly your tax return) would be audited by the IRS. Please read “—Information Returns and Audit Procedures.”

Moreover, if we were to participate in a reportable transaction with a significant purpose to avoid or evade tax, or in any listed transaction, you may be subject to the following additional consequences:

•	accuracy-related penalties with a broader scope, significantly narrower exceptions, and potentially greater amounts than described above at “—Accuracy-Related Penalties;”

•	for those persons otherwise entitled to deduct interest on federal tax deficiencies, nondeductibility of interest on any resulting tax liability; and

•	in the case of a listed transaction, an extended statute of limitations.

We do not expect to engage in any “reportable transactions.”

Recent Legislative Developments

The present federal income tax treatment of publicly traded partnerships, including us, or an investment in our common units may be modified by administrative, legislative or judicial interpretation at any time. For example, from time to time, members of Congress propose and consider substantive changes to the existing federal income tax laws that affect publicly traded partnerships. Any modification to the federal income tax laws and interpretations thereof may or may not be retroactively applied and could make it more difficult or impossible to meet the exception for us to be treated as a partnership for federal income tax purposes. Please read “—Partnership Status.” We are unable to predict whether any such changes will ultimately be enacted. However, it is possible that a change in law could affect us, and any such changes could negatively impact the value of an investment in our common units.

State, Local, Foreign and Other Tax Considerations

In addition to federal income taxes, you likely will be subject to other taxes, such as state, local and foreign income taxes, unincorporated business taxes, and estate, inheritance or intangible taxes that may be imposed by the various jurisdictions in which we do business or own property or in which you are a resident. Although an analysis of those various taxes is not presented here, each prospective unitholder should consider their potential impact on his investment in us. We will initially own property or do business in Texas. Texas imposes a franchise tax on corporations and other entities. We may also own property or do business in other jurisdictions in the future. Although you may not be required to file a return and pay taxes in some jurisdictions because your income from that jurisdiction falls below the filing and payment requirement, you will be required to file income tax returns and to pay income taxes in many of these jurisdictions in which we do business or own property and may be subject to penalties for failure to comply with those requirements. In some jurisdictions, tax losses may not produce a tax benefit in the year incurred and may not be available to offset income in subsequent taxable years. Some of the jurisdictions may require us, or we may elect, to withhold a percentage of income from amounts to be distributed to a unitholder who is not a resident of the jurisdiction. Withholding, the amount of which may be greater or less than a particular unitholder’s income tax liability to the jurisdiction, generally does not relieve a nonresident unitholder from the obligation to file an income tax return. Amounts withheld will be treated as if distributed to unitholders for purposes of determining the amounts distributed by us. Please read “—Tax Consequences of Common Unit Ownership—Entity-Level Collections.” Based on current law and our estimate of our future operations, our general partner anticipates that any amounts required to be withheld will not be material.

It is the responsibility of each unitholder to investigate the legal and tax consequences, under the laws of pertinent states, localities and foreign jurisdictions, of his investment in us. Accordingly, each prospective unitholder is urged to consult his own tax counsel or other advisor with regard to those matters. Further, it is the responsibility of each unitholder to file all state, local and foreign, as well as U.S. federal tax returns, that may be required of him. Latham & Watkins LLP has not rendered an opinion on the state, local or foreign tax consequences of an investment in us.

INVESTMENT IN OCI PARTNERS LP BY EMPLOYEE BENEFIT PLANS

An investment in us by an employee benefit plan is subject to additional considerations because the investments of these plans are subject to the fiduciary responsibility and prohibited transaction provisions of ERISA and the restrictions imposed by Section 4975 of the Code and provisions under any federal, state, local, non-U.S. or other laws or regulations that are similar to such provisions of the Code or ERISA, collectively, “Similar Laws.” For these purposes the term “employee benefit plan” includes, but is not limited to, qualified pension, profit-sharing and stock bonus plans, Keogh plans, simplified employee pension plans and tax deferred annuities or IRAs or annuities established or maintained by an employer or employee organization, and entities whose underlying assets are considered to include “plan assets” of such plans, accounts and arrangements, collectively, “Employee Benefit Plans.” Among other things, consideration should be given to:

•	whether the investment is prudent under Section 404(a)(1)(B) of ERISA and any other applicable Similar Laws;

•	whether in making the investment, the plan will satisfy the diversification requirements of Section 404(a)(1)(C) of ERISA and any other applicable Similar Laws;

•

whether the investment will result in recognition of unrelated business taxable income by the plan and, if so, the potential after-tax investment return. Please read “Material U.S. Federal Income Tax Consequences—Tax-Exempt Organizations and Other Investors;” and

•	whether making such an investment will comply with the delegation of control and prohibited transaction provisions of ERISA, the Code and any other applicable Similar Laws.

The person with investment discretion with respect to the assets of an Employee Benefit Plan, often called a fiduciary, should determine whether an investment in us is authorized by the appropriate governing instrument and is a proper investment for the plan.

Section 406 of ERISA and Section 4975 of the Code prohibit Employee Benefit Plans from engaging, either directly or indirectly, in specified transactions involving “plan assets” with parties that, with respect to the Employee Benefit Plan, are “parties in interest” under ERISA or “disqualified persons” under the Code unless an exemption is available. A party in interest or disqualified person who engages in a non-exempt prohibited transaction may be subject to excise taxes and other penalties and liabilities under ERISA and the Code. In addition, the fiduciary of the ERISA plan that engaged in such a non-exempt prohibited transaction may be subject to penalties and liabilities under ERISA and the Code.

In addition to considering whether the purchase of common units is a prohibited transaction, a fiduciary should consider whether the Employee Benefit Plan will, by investing in us, be deemed to own an undivided interest in our assets, with the result that our general partner would also be a fiduciary of such Employee Benefit Plan and our operations would be subject to the regulatory restrictions of ERISA, including its prohibited transaction rules, as well as the prohibited transaction rules of the Code, ERISA and any other applicable Similar Laws.

The Department of Labor regulations and Section 3(42) of ERISA provide guidance with respect to whether, in certain circumstances, the assets of an entity in which Employee Benefit Plans acquire equity interests would be deemed “plan assets.” Under these rules, an entity’s assets would not be considered to be “plan assets” if, among other things:

(a)	the equity interests acquired by the Employee Benefit Plan are publicly offered securities—i.e., the equity interests are widely held by 100 or more investors independent of the issuer and each other, are freely transferable and are registered under certain provisions of the federal securities laws;

(b)	the entity is an “operating company,”—i.e., it is primarily engaged in the production or sale of a product or service, other than the investment of capital, either directly or through a majority-owned subsidiary or subsidiaries; or

(c)	there is no significant investment by “benefit plan investors,” which is defined to mean that less than 25.0% of the value of each class of equity interest, disregarding any such interests held by our general partner, its affiliates and some other persons, is held generally by Employee Benefit Plans.

Our assets should not be considered “plan assets” under these regulations because it is expected that the investment will satisfy the requirements in (a) and (b) above. The foregoing discussion of issues arising for employee benefit plan investments under ERISA and the Code is general in nature and is not intended to be all inclusive, nor should it be construed as legal advice. In light of the serious penalties imposed on persons who engage in prohibited transactions or other violations, plan fiduciaries contemplating a purchase of common units should consult with their own counsel regarding the consequences under ERISA, the Code and other Similar Laws.

UNDERWRITING

Merrill Lynch, Pierce, Fenner & Smith Incorporated, Barclays Capital Inc. and Citigroup Global Markets Inc. are acting as representatives of each of the underwriters named below. Subject to the terms and conditions set forth in an underwriting agreement among us and the underwriters, we have agreed to sell to the underwriters, and each of the underwriters has agreed, severally and not jointly, to purchase from us, the number of common units set forth opposite its name below.

Underwriter	Number of Common Units
Merrill Lynch, Pierce, Fenner & Smith Incorporated
Barclays Capital Inc.
Citigroup Global Markets Inc.

Total

Subject to the terms and conditions set forth in the underwriting agreement, the underwriters have agreed, severally and not jointly, to purchase all of the common units sold under the underwriting agreement if any of these common units are purchased. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the underwriting agreement may be terminated.

We, our general partner and certain of our affiliates have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

The underwriters are offering the common units, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the common units, and other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officer’s certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Commissions and Discounts

The representatives have advised us that the underwriters propose initially to offer the common units to the public at the public offering price set forth on the cover page of this prospectus and to dealers at that price less a concession not in excess of $              per common unit. After the initial offering, the public offering price, concession or any other term of the offering may be changed.

The following table shows the public offering price, underwriting discount and proceeds before expenses to us. The information assumes either no exercise or full exercise by the underwriters of their option to purchase additional common units.

	Per Common Unit	Without Option	With Option
Public offering price	$	$	$
Underwriting discount(1)	$	$	$
Proceeds, before expenses, to us(1)	$	$	$

(1)	Excludes a structuring fee equal to % of the gross proceeds from this offering payable to Merrill Lynch, Pierce, Fenner & Smith Incorporated.

The expenses of the offering, not including the underwriting discount or the structuring fee, are estimated at $             and are payable by us. We will pay a structuring fee equal to      % of the gross proceeds

from this offering (including any proceeds from the exercise of the option of purchase additional common units) to Merrill Lynch, Pierce, Fenner & Smith Incorporated for the evaluation, analysis and structuring of our partnership.

Option to Purchase Additional Common Units

We have granted an option to the underwriters, exercisable for 30 days after the date of this prospectus, to purchase up to an additional              common units at the public offering price, less the underwriting discount. If the underwriters exercise this option, each will be obligated, subject to conditions contained in the underwriting agreement, to purchase a number of additional common units proportionate to that underwriter’s initial amount reflected in the above table.

No Sales of Similar Securities

We, our general partner, certain of our general partner’s executive officers and directors and certain of our affiliates have agreed not to sell or transfer any common units or securities convertible into, exchangeable for, exercisable for, or repayable with common units, for 180 days after the date of this prospectus without first obtaining the written consent of the representatives of the underwriters. Specifically, we and these other persons have agreed, with certain limited exceptions, not to directly or indirectly:

•	offer, pledge, sell or contract to sell any common units;

•	sell any option or contract to purchase any common units;

•	purchase any option or contract to sell any common units;

•	grant any option, right or warrant for the sale of any common units;

•	lend or otherwise dispose of or transfer any common units;

•	request or demand that we file a registration statement related to the common units; or

•

enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of any common units whether any such swap or transaction is to be settled by delivery of common units or other securities, in cash or otherwise.

This lock-up provision applies to common units and to securities convertible into or exchangeable or exercisable for or repayable with common units. It also applies to common units owned now or acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition.

Merrill Lynch, Pierce, Fenner & Smith Incorporated, Barclays Capital Inc. and Citigroup Global Markets Inc. may, in their sole discretion and at any time or from time to time, release all or any portion of the common units or other securities subject to the lock-up agreements. Any determination to release any common units or other securities subject to the lock-up agreements would be based on a number of factors at the time of determination, which may include the market price of the common units, the liquidity of the trading market for the common units, general market conditions, the number of common units or other securities proposed to be sold or otherwise transferred and the timing, purpose and terms of the proposed sale or other transfer. Merrill Lynch, Pierce, Fenner & Smith Incorporated, Barclays Capital Inc. and Citigroup Global Markets Inc. do not have any present intention, agreements or understandings, implicit or explicit, to release any of the common units or other securities subject to the lock-up agreements prior to the expiration of the lock-up period described above.

New York Stock Exchange Listing

We intend to apply to list our common units on the NYSE under the symbol “OCIP.”

Before this offering, there has been no public market for our common units. The initial public offering price will be determined through negotiations between us and the representatives. In addition to prevailing market conditions, the factors to be considered in determining the initial public offering price are

•	the valuation multiples of publicly traded companies that the representatives believe to be comparable to us;

•	our financial information;

•	the history of, and the prospects for, our partnership and the industry in which we compete;

•	an assessment of our management, its past and present operations, and the prospects for, and timing of, our future revenues;

•	the present state of our development;

•	the recent market prices of, and demand for, publicly traded equity securities of generally comparable companies; and

•	the above factors in relation to market values and various valuation measures of other companies engaged in activities similar to ours.

An active trading market for the common units may not develop. It is also possible that after the offering the common units will not trade in the public market at or above the initial public offering price.

The underwriters do not expect to sell more than 5% of the common units in the aggregate to accounts over which they exercise discretionary authority.

Price Stabilization, Short Positions and Penalty Bids

Until the distribution of the common units is completed, SEC rules may limit underwriters and selling group members from bidding for and purchasing our common units. However, the representatives may engage in transactions that stabilize the price of the common units, such as bids or purchases to peg, fix or maintain that price.

In connection with the offering, the underwriters may purchase and sell our common units in the open market. These transactions may include short sales, purchases on the open market to cover positions created by short sales and stabilizing transactions. Short sales involve the sale by the underwriters of a greater number of common units than they are required to purchase in the offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional common units described above. The underwriters may close out any covered short position by either exercising their option to purchase additional common units or purchasing common units in the open market. In determining the source of common units to close out the covered short position, the underwriters will consider, among other things, the price of common units available for purchase in the open market as compared to the price at which they may purchase common units through the option granted to them. “Naked” short sales are sales in excess of such option. The underwriters must close out any naked short position by purchasing common units in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of our common units in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of common units made by the underwriters in the open market prior to the completion of the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased common units sold by or for the account of such underwriter in stabilizing or short covering transactions.

Similar to other purchase transactions, the underwriters’ purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of our common units or preventing or retarding a decline in the market price of our common units. As a result, the price of our common units may be higher than the price that might otherwise exist in the open market. The underwriters may conduct these transactions on the NYSE, in the over-the-counter market or otherwise.

Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common units. In addition, neither we nor any of the underwriters make any representation that the representatives will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Electronic Distribution

In connection with the offering, certain of the underwriters or securities dealers may distribute prospectuses by electronic means, such as e-mail.

Conflicts of Interest

Because the Financial Industry Regulatory Authority (“FINRA”) views the common units offered hereby as interests in a direct participation program, this offering is being made in compliance with Rule 2310 of the FINRA Rules. Investor suitability with respect to the common units should be judged similarly to the suitability with respect to other securities that are listed for trading on a national securities exchange.

Other Relationships

Some of the underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us or our affiliates. They have received, or may in the future receive, customary fees and commissions for these transactions.

OCIB intends to use a portion of the net proceeds in connection with this offering to repay amounts outstanding under the Term B-1 Loan, as described in “Use of Proceeds.” Affiliates of each of Merrill Lynch, Pierce, Fenner & Smith Incorporated, Barclays Capital Inc. and Citigroup Global Markets Inc. are lenders under the Term B-1 Loan and, accordingly, may receive a portion of the distributions made to OCIB in connection with this offering. As of June 30, 2013, OCIB has outstanding borrowings of $41,666,666.67 under the Term B-1 Loan to each of Bank of America, N.A., an affiliate of Merrill Lynch, Pierce, Fenner & Smith Incorporated, Barclays Bank plc, an affiliate of Barclays Capital Inc., and Citibank, N.A., an affiliate of Citigroup Global Markets Inc. As described under “Use of Proceeds,” we intend to use a portion of the net proceeds from this offering to repay in full and terminate all $125.0 million of outstanding borrowings under our Term B-1 Loan. In addition, affiliates of each of Merrill Lynch, Pierce, Fenner & Smith Incorporated, Barclays Capital Inc. and Citigroup Global Markets Inc. are lenders under the Term B-2 Loan. As of June 30, 2013, OCIB has outstanding borrowings of $78,333,333.33 under the Term B-2 Loan to each of Bank of America, N.A., an affiliate of Merrill Lynch, Pierce, Fenner & Smith Incorporated, Barclays Bank plc, an affiliate of Barclays Capital Inc., and Citibank, N.A., an affiliate of Citigroup Global Markets Inc. OCIB intends to enter into the new Term Loan B with a syndicate of institutional lenders and investors, for which Bank of America, N.A. will serve as administrative agent, to repay borrowings under the Term B-2 Loan. Affiliates of certain of the other underwriters may be lenders under the new Term Loan B. Please read “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Credit Facilities.”

In addition, in the ordinary course of their business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Directed Unit Program

At our request, the underwriters have reserved for sale at the initial public offering price, up to     % of the common units offered hereby for sale at the initial public offering price to persons who are directors, officers and employees of our general partner through a directed unit program. If these persons purchase reserved common units, this will reduce the number of common units available for sale to the general public. Any reserved common units which are not so purchased will be offered by the underwriters to the general public on the same terms as the other common units offered hereby.

Certain of our general partner’s officers, directors and employees who purchase units through the directed unit program will be subject to the 180-day lock-up provision described above under the caption “—No Sales of Similar Securities.”

Selling Restrictions

Notice to Prospective Investors in the European Economic Area

This prospectus has been prepared on the basis that the transactions contemplated by this prospectus in any Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”) (other than Germany) will be made pursuant to an exemption under the Prospectus Directive from the requirement to publish a prospectus for offers of securities. Accordingly, any person making or intending to make any offer in that Relevant Member State of the securities which are the subject of the transactions contemplated by this prospectus, may only do so in circumstances in which no obligation arises for us or any of the underwriters to publish a prospectus pursuant to Article 3 of the Prospectus Directive in relation to such offer. We have not authorized and do not authorize the making of any offer of securities or any invitation relating thereto in circumstances in which an obligation arises for us or any of the underwriters to publish a prospectus for such offer or invitation.

In relation to each Relevant Member State, other than Germany, with effect from and including the date on which the Prospectus Directive is implemented in that relevant member state (the “Relevant Implementation Date”), no offer to the public of common units has been or will be made in that Relevant Member State other than:

•	to any legal entity which is a qualified investor as defined in the Prospectus Directive (“Qualified Investors”);

•

to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than Qualified Investors), as permitted under the Prospectus Directive, subject to obtaining the prior consent of representatives; or

•	in any other circumstances falling within Article 3(2) of the Prospectus Directive;

provided that no such offer of securities shall require us or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Directive.

For purposes of this provision, the expression an “offer to the public” in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe for the securities, as the expression may be further defined in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State, and the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in each Relevant Member State. The expression “2010 PD Amending Directive” means Directive 2010/73/EU.

We have not authorized and do not authorize the making of any offer of securities through any financial intermediary on their behalf, other than offers made by the underwriters with a view to the final placement of the securities as contemplated in this prospectus. Accordingly, no purchaser of the securities, other than the underwriters, is authorized to make any further offer of the securities on behalf of us or the underwriters.

Notice to Prospective Investors in the United Kingdom

We may constitute a “collective investment scheme” as defined by section 235 of the Financial Services and Markets Act 2000 (“FSMA”) that is not a “recognized collective investment scheme” for the purposes of FSMA (“CIS”), and that has not been authorized or otherwise approved. As an unregulated scheme, it cannot be marketed in the United Kingdom to the general public, except in accordance with FSMA. This prospectus is only being distributed in the United Kingdom to, and is only directed at:

(i) investment professionals falling within the description of persons in Article 14(5) of the Financial Services and Markets Act 2000 (Promotion of Collective Investment Schemes) Order 2001, as amended (the “CIS Promotion Order”), or Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Financial Promotion Order”); or

(ii) high net worth companies and other persons falling within Article 22(2)(a) to (d) of the CIS Promotion Order or Article 49(2)(a) to (d) of the Financial Promotion Order; or

(iii) to any other person to whom it may otherwise lawfully be made (all such persons together being referred to as “relevant persons”).

The common units are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such common units will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this prospectus or any of its contents.

An invitation or inducement to engage in investment activity (within the meaning of Section 21 of FSMA) in connection with the issue or sale of any common units which are the subject of the offering contemplated by this prospectus will only be communicated or caused to be communicated in circumstances in which Section 21(1) of FSMA does not apply to us

Notice to Prospective Investors in Switzerland

This prospectus is being communicated in Switzerland to a small number of selected investors only. Each copy of this prospectus is addressed to a specifically named recipient and may not be copied, reproduced, distributed or passed on to third parties. The common units are not being offered to the public in Switzerland, and neither this prospectus nor any other offering materials relating to the common units may be distributed in connection with any such public offering.

We have not been registered with the Swiss Financial Market Supervisory Authority FINMA as a foreign collective investment scheme pursuant to Article 120 of the Collective Investment Schemes Act of

June 23, 2006 (the “CISA”). Accordingly, the common units may not be offered to the public in or from Switzerland, and neither this prospectus nor any other offering materials relating to the common units may be made available through a public offering in or from Switzerland. The common units may only be offered and this prospectus may only be distributed in or from Switzerland by way of private placement exclusively to qualified investors (as this term is defined in the CISA and its implementing ordinance).

Notice to Prospective Investors in Germany

This document has not been prepared in accordance with the requirements for a securities or sales prospectus under the German Securities Prospectus Act (Wertpapierprospektgesetz), the German Sales Prospectus Act (Verkaufsprospektgesetz), or the German Investment Act (Investmentgesetz). Neither the German Federal Financial Services Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht—BaFin) nor any other German authority has been notified of the intention to distribute the common units in Germany. Consequently, the common units may not be distributed in Germany by way of public offering, public advertisement or in any similar manner and this document and any other document relating to the offering, as well as information or statements contained therein, may not be supplied to the public in Germany or used in connection with any offer for subscription of the common units to the public in Germany or any other means of public marketing. The common units are being offered and sold in Germany only to qualified investors which are referred to in Section 3 paragraph 2 no. 1, in connection with Section 2 no. 6, of the German Securities Prospectus Act, Section 2 no. 4 of the German Asset Investment Act, and in Section 2 paragraph 11 sentence 2 no. 1 of the German Investment Act. This document is strictly for use of the person who has received it. It may not be forwarded to other persons or published in Germany.

The offering does not constitute an offer to sell or the solicitation or an offer to buy the common units in any circumstances in which such offer or solicitation is unlawful.

Notice to Prospective Investors in the Netherlands

The common units may not be offered or sold, directly or indirectly, in the Netherlands, other than to qualified investors (gekwalificeerde beleggers) within the meaning of Article 1:1 of the Dutch Financial Supervision Act (Wet op het financieel toezicht).

LEGAL MATTERS

The validity of the common units and certain other legal matters will be passed upon for us by Latham & Watkins LLP, Houston, Texas. Certain tax and other legal matters will be passed upon for us by Latham & Watkins LLP, Houston, Texas. Certain legal matters in connection with our common units offered hereby will be passed upon for the underwriters by Andrews Kurth LLP, Houston, Texas.

EXPERTS

The financial statements of OCI Beaumont LLC as of December 31, 2012 and 2011, and for each of the years in the two-year period ended December 31, 2012 have been included herein (and in the registration statement) in reliance upon the report of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form S-l relating to the common units offered by this prospectus. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement. For further information regarding us and the common units offered by this prospectus, we refer you to the full registration statement, including its exhibits and schedules, filed under the Securities Act. The registration statement, of which this prospectus constitutes a part, including its exhibits and schedules, may be inspected and copied at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Copies of the materials may also be obtained from the SEC at prescribed rates by writing to the SEC’s Public Reference Room. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains a website at http://www.sec.gov that contains reports, information statements and other information regarding issuers that file electronically with the SEC. Our registration statement, of which this prospectus constitutes a part, can be downloaded from the SEC’s website.

After the completion of this offering, we will file with or furnish to the SEC periodic reports and other information. These reports and other information may be inspected and copied at the Public Reference Room maintained by the SEC or obtained from the SEC’s website as provided above. Our website address is www.                    .com, and we intend to make our periodic reports and other information filed with or furnished to the SEC available, free of charge, through our website, as soon as reasonably practicable after those reports and other information are electronically filed with or furnished to the SEC. Information on our website or any other website is not incorporated by reference into this prospectus and does not constitute a part of this prospectus.

We intend to furnish or make available to our unitholders annual reports containing our audited financial statements prepared in accordance with GAAP. We also intend to furnish or make available to our unitholders quarterly reports containing our unaudited interim financial information, including the information required by Form 10-Q, for the first three fiscal quarters of each fiscal year.

FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements. Statements that are predictive in nature, that depend upon or refer to future events or conditions or that include the words “will,” “believe,” “expect,” “anticipate,” “intend,” “estimate” and other expressions that are predictions of or indicate future events and trends and that do not relate to historical matters identify forward-looking statements. Our forward-looking statements include statements about our business strategy, our industry, our future profitability, our expected capital expenditures (including environmental expenditures) and the impact of such expenditures on our performance, the costs of operating as a publicly traded partnership and our capital programs. All statements herein about our forecast of cash available for distribution and our forecasted results for the twelve months ending September 30, 2014 and for the three months ending December 31, 2014 constitute forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors, including the factors described under “Risk Factors,” that may cause our actual results and performance to be materially different from any future results or performance expressed or implied by these forward-looking statements. Such risks and uncertainties include, among other things:

•	our ability to make cash distributions on the common units;

•	the volatile nature of our business and the variable nature of our distributions;

•	the ability of our general partner to modify or revoke our distribution policy at any time;

•	our ability to forecast our future financial condition or results of operations and our future revenues and expenses;

•	our reliance on a single facility for conducting our operations;

•	our limited operating history;

•	potential operating hazards from accidents, fire, severe weather, floods or other natural disasters;

•	our reliance on insurance policies that may not fully cover an accident or event that causes significant damage to our facility or causes extended business interruption;

•	our lack of contracts that provide for minimum commitments from our customers;

•	the cyclical nature of our business;

•	expected demand for methanol, ammonia and their derivatives;

•	expected methanol, ammonia and energy prices;

•	anticipated production rates at our plant;

•	our reliance on natural gas delivered to us by our suppliers, including DCP Midstream and Kinder Morgan;

•	expected levels, timing and availability of economically priced natural gas supply to our plant;

•	expected operating costs, including natural gas and other feedstock costs and logistics costs;

•	expected new methanol supply or restart of idled capacity and timing for start-up of new or idled production facilities;

•

shutdowns (either temporary or permanent) or restarts of existing methanol and ammonia supplies (including our own facility), including, without limitation, the timing and length of planned maintenance outages;

•	our expected capital expenditures;

•	the impact of regulatory developments on the demand for our products;

•	global and regional economic activity (including industrial production levels);

•	a decrease in ethanol production;

•

intense competition from other methanol and ammonia producers, including recent announcements by our competitors of their intentions to relocate, restart or construct methanol plants in the Texas Gulf Coast region;

•	the dependence of our operations on a few third-party suppliers, including providers of transportation services and equipment;

•	the risk associated with governmental policies affecting the agricultural industry;

•

the hazardous nature of our products, potential liability for accidents involving our products that cause interruption to our business, severe damage to property or injury to the environment and human health and potential increased costs relating to the transport of our products;

•	our potential inability to obtain or renew permits;

•	existing and proposed environmental laws and regulations, including those relating to climate change, alternative energy or fuel sources, and on the end-use and application of our products;

•	new regulations concerning the transportation of hazardous chemicals, risks of terrorism and the security of chemical manufacturing facilities;

•	our lack of asset and geographic diversification;

•	our dependence on significant customers;

•	our ability to comply with employee safety laws and regulations;

•	the success of our debottlenecking project;

•	our potential inability to successfully implement our business strategies, including the completion of significant capital programs;

•	additional risks, compliance costs and liabilities from expansions or acquisitions;

•	our reliance on our senior management team;

•	the potential shortage of skilled labor or loss of key personnel;

•	our indebtedness could adversely affect our financial condition;

•	our ability to service our indebtedness;

•	restrictions in our debt agreements;

•	potential increases in costs and distraction of management resulting from the requirements of being a publicly traded partnership;

•	exemptions we will rely on in connection with NYSE corporate governance requirements;

•	risks relating to our relationships with OCI or its affiliates;

•	control of our general partner by OCI;

•	the conflicts of interest faced by our senior management team, which operates both us and our general partner;

•	limitations on the fiduciary duties owed by our general partner to us and our limited partners which are included in the partnership agreement; and

•	changes in our treatment as a partnership for U.S. federal income or state tax purposes.

You should not place undue reliance on our forward-looking statements. Although forward-looking statements reflect our good faith beliefs, forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause our actual results, performance or achievements to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements. We undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events, changed circumstances or otherwise, unless required by law.

UNAUDITED PRO FORMA CONDENSED FINANCIAL STATEMENTS

Introduction

The unaudited pro forma condensed financial statements of OCI Partners LP (the “Partnership”) have been derived from the audited historical and unaudited historical financial statements of OCI Beaumont LLC (“OCIB”) included elsewhere in this prospectus.

The unaudited pro forma condensed balance sheet as of March 31, 2013 and the unaudited pro forma condensed statements of operations for the twelve months ended March 31, 2013, the three months ended March 31, 2013 and 2012, and the year ended December 31, 2012 have been adjusted to give effect to the transactions described in Note 1 to the unaudited pro forma condensed financial statements (the “Transactions”). The historical financial statements have been adjusted in the unaudited pro forma condensed financial statements to give pro forma effect to events that are (1) directly attributable to the Transactions, (2) factually supportable, and (3) with respect to the statements of operations, expected to have a continuing impact on the combined results.

The unaudited pro forma condensed statement of operations for the twelve months ended March 31, 2013 is calculated as follows: (i) the unaudited condensed statement of operations for the twelve months ended December 31, 2012; plus (ii) the unaudited condensed statement of operations for the three months ended March 31, 2013; less (iii) the unaudited condensed statement of operations for the three months ended March 31, 2012.

The unaudited pro forma condensed financial statements are not necessarily indicative of the results that we would have achieved had the Transactions described herein actually taken place at the dates indicated, and do not purport to be indicative of future financial position or operating results. The unaudited pro forma condensed financial statements should be read in conjunction with the audited and unaudited financial statements of OCIB, the related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

The pro forma adjustments are based on available information and certain assumptions that we believe are reasonable. The pro forma adjustments and certain assumptions are described in the accompanying notes.

The accompanying notes are an integral part of these unaudited pro forma condensed financial statements.

OCI PARTNERS LP

UNAUDITED PRO FORMA CONDENSED

BALANCE SHEET

AS OF MARCH 31, 2013

	Historical as of March 31, 2013	Pro Forma Adjustments for Planned and Completed Transactions (Note 3)		Pro Forma as of March 31, 2013 Excluding Sources and Uses of IPO Proceeds	Pro Forma Adjustments for Sources and Uses of IPO Proceeds (Note 3)		Pro Forma as of March 31, 2013
		(in thousands)
Assets
Current assets:
Cash and cash equivalents	$19,403	$(19,403	) (d)	(2,788)	480,000	(f)	$159,618
		(1,250	) (a)		(30,000	) (g)
		(988	) (a)		(2,500	) (g)
		2,225	(b)		(160,094	) (f)
		(2,775	) (c)		(125,000	) (f)
Restricted cash	282	(282	) (d)	—			—
Accounts receivable	55,488	(55,488	) (e)	—			—
Inventories	4,579	—		4,579	—		4,579
Prepaid expenses – related party	10,388	—		10,388	(10,388	) (f)	—
Other current assets and prepaid expenses	1,776	(250	) (a)	1,526	—		1,526
		425	(b)
		(425	) (c)

Total current assets	91,916	(78,211)		13,705	152,018		165,723
Property, plant, and equipment, net	328,495	—		328,495	—		328,495
Other non-current assets	—	425	(c)	425	—		425

Total assets	$420,411	(77,786)		342,625	$152,018		$494,643

Liabilities and Member’s Equity / Partners’ Capital
Current liabilities:
Accounts payable	15,255	—		15,255	—		15,255
Accounts payable – related party	2,726	—		2,726	—		2,726
Other payables and accruals	2,006	—		2,006	—		2,006
Credit facility	125,000	(125,000	) (a)	—	—		—
Current portion of long-term debt	—	125,000	(a)	126,100	(123,750	) (f)	2,350
		(1,250	) (a)
		2,350	(c)
		235,000	(b)
		(2,350	) (b)
		(232,650	) (c)
Accrued interest	988	(988	) (a)	—	—		—
Other current liabilities	2,372	—		2,372	—		2,372

Total current liabilities	148,347	112		148,459	(123,750)		24,709
Debt – related party	170,482	—		170,482	(170,482	) (f)	—
Long-term debt	—	232,650	(c)	230,300	—		230,300
		(2,350	) (c)
Accrued interest – related party	—	—		—	—		—

Total liabilities	318,829	230,412		549,241	(294,232)		255,009

	Historical as of March 31, 2013	Pro Forma Adjustments for Planned and Completed Transactions (Note 3)		Pro Forma as of March 31, 2013 Excluding Sources and Uses of IPO Proceeds	Pro Forma Adjustments for Sources and Uses of IPO Proceeds (Note 3)		Pro Forma as of March 31, 2013
		(in thousands)
Historical member’s equity:
Member’s capital	4,000	(19,403	) (d)	(301,173)	(4,000	) (h)	—
		(282	) (d)		305,173	(h)
		(55,488	) (e)
		(230,000	) (b)
Retained earnings	97,582	(2,350	) (c)	94,557	(1,250	) (f)	—
		(425	) (c)		(93,307	) (h)
		(250	) (a)

Total member’s equity	101,582	(308,198)		(206,616)	206,616		—

Pro Forma Partners’ Capital
Member’s equity / partners’ capital:
Capital held by public:
Common units issued and outstanding	—	—		—	480,000	(f)	447,500
					(30,000	) (g)
					(2,500	) (g)
Capital held by OCI USA:
Common units issued and outstanding	—	—		—	93,307	(h)	(207,866)
					(305,173	) (h)
					4,000	(h)

Total liabilities and member’s equity / partners’ capital	$420,411	$(77,786)		$342,625	$152,018		$494,643

The accompanying notes are an integral part of these unaudited pro forma condensed financial statements.

OCI PARTNERS LP

UNAUDITED PRO FORMA CONDENSED

STATEMENT OF OPERATIONS

FOR THE TWELVE MONTHS ENDED MARCH 31, 2013

	Historical Twelve Months Ended March 31, 2013	Pro Forma Adjustments (Note 4)		Pro Forma Twelve Months Ended March 31, 2013
	(in thousands)
Revenues	$310,298	$—		$310,298
Cost of goods sold (exclusive of depreciation)	162,088	—		162,088
Depreciation expense	15,901	—		15,901
Selling, general, and administrative expense	19,599	(4,599	) (c)	15,000

Income (loss) from operations before interest expense, other income and income tax expense	112,710	4,599		117,309
Interest expense	7,977	(7,977	) (a)	10,936
		10,936	(b)
Interest expense – related party	10,880	(10,880	) (a)	200
		200	(d)
Other income	52	—		52

Income before tax expense	93,905	12,320		106,225

Income tax expense	1,475	—		1,475

Net income	$92,430	$12,320		$104,750

Common unitholders’ interest in net income Income per common unit (basic and diluted) Weighted average number of common units outstanding (basic and diluted)

The accompanying notes are an integral part of these unaudited pro forma condensed financial statements.

OCI PARTNERS LP

UNAUDITED PRO FORMA CONDENSED

STATEMENT OF OPERATIONS

FOR THE THREE MONTHS ENDED MARCH 31, 2013

	Historical Three Months Ended March 31, 2013	Pro Forma Adjustments (Note 4)		Pro Forma Three Months Ended March 31, 2013
	(in thousands)
Revenues	$112,161	$—		$112,161
Cost of goods sold (exclusive of depreciation)	45,952	—		45,952
Depreciation expense	5,512	—		5,512
Selling, general, and administrative expense	8,098	(4,348	) (c)	3,750

Income (loss) from operations before interest expense, other income and income tax expense	52,599	4,348		56,947
Interest expense	2,259	(2,259	) (a)	2,688
		2,688	(b)
Interest expense – related party	4,411	(4,411	) (a)	50
		50	(d)
Other income	9	—		9

Income before tax expense	45,938	8,280		54,218

Income tax expense	474	—		474

Net income	$45,464	$8,280		$53,744

Common unitholders’ interest in net income Income per common unit (basic and diluted) Weighted average number of common units outstanding (basic and diluted)

The accompanying notes are an integral part of these unaudited pro forma condensed financial statements.

OCI PARTNERS LP

UNAUDITED PRO FORMA CONDENSED

STATEMENT OF OPERATIONS

FOR THE THREE MONTHS ENDED MARCH 31, 2012

	Historical Three Months Ended March 31, 2012	Pro Forma Adjustments (Note 4)		Pro Forma Three Months Ended March 31, 2012
	(in thousands)
Revenues	$26,492	$—		$26,492
Cost of goods sold (exclusive of depreciation)	17,294	—		17,294
Depreciation expense	966	—		966
Selling, general, and administrative expense	3,479	271	(c)	3,750

Income (loss) from operations before interest expense, other income and income tax expense	4,753	(271)		4,482
Interest expense	—	2,714	(b)	2,714
Interest expense – related party	—	50	(d)	50
Other income	159	—		159

Income before tax expense	4,912	(3,035)		1,877

Income tax expense	47	—		47

Net income	$4,865	$(3,035)		$1,830

Common unitholders’ interest in net income Income per common unit (basic and diluted) Weighted average number of common units outstanding (basic and diluted)

The accompanying notes are an integral part of these unaudited pro forma condensed financial statements.

OCI PARTNERS LP

UNAUDITED PRO FORMA CONDENSED

STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2012

	Historical Year Ended December 31, 2012	Pro Forma Adjustments (Note 4)		Pro Forma Year Ended December 31, 2012
	(in thousands)
Revenues	$224,629	$—		$224,629
Cost of goods sold (exclusive of depreciation)	133,430	—		133,430
Depreciation expense	11,355	—		11,355
Selling, general, and administrative expense	14,980	20	(c)	15,000

Income (loss) from operations before interest expense, other income and income tax expense	64,864	(20)		64,844
Interest expense	5,718	(5,718	) (a)	10,962
		10,962	(b)
Interest expense – related party	6,469	(6,469	) (a)	200
		200	(d)
Other income	202	—		202

Income before tax expense	52,879	1,005		53,884

Income tax expense	1,048	—		1,048

Net income	$51,831	$1,005		$52,836

Common unitholders’ interest in net income Income per common unit (basic and diluted) Weighted average number of common units outstanding (basic and diluted)

The accompanying notes are an integral part of these unaudited pro forma condensed financial statements.

OCI PARTNERS LP

NOTES TO THE UNAUDITED PRO FORMA

CONDENSED FINANCIAL STATEMENTS

(1) Organization and Basis of Presentation

The unaudited pro forma condensed financial statements have been derived from the audited and unaudited historical financial statements of OCIB. After the Transactions described herein take place, OCIB will become a wholly-owned subsidiary of the Partnership.

The unaudited pro forma condensed financial statements are not necessarily indicative of the results that the Partnership would have achieved had the Transactions described herein actually taken place at the dates indicated, and do not purport to be indicative of future financial position or operating results.

The unaudited pro forma condensed financial statements should be read in conjunction with the historical financial statements of OCIB, the related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

The pro forma adjustments have been prepared as if the Transactions described below had taken place on (i) March 31, 2013 in the case of the unaudited pro forma condensed balance sheet, (ii) as of April 1, 2012 in the case of the unaudited pro forma condensed statement of operations for the twelve months ended March 31, 2013 and (iii) as of January 1, 2012, in the case of the unaudited pro forma condensed statements of operations for the three months ended March 31, 2013 and 2012 and the year ended December 31, 2012.

The unaudited pro forma condensed financial statements reflect the following transactions:

•

OCI USA Inc. (“OCI USA”) and OCI GP LLC (the “GP”) form the Partnership on February 7, 2013 whereby the GP contributes $0 for a non-economic general partner interest and OCI USA contributes $1,000 in exchange for a 100% limited partner interest.

•	OCIB enters into and borrows on a $360.0 million Term Loan credit agreement in May 2013 consisting of two tranches as follows:

•	Term B-1 Loan of $125.0 million which is utilized to repay existing external debt of $125.0 million and

•	Term B-2 Loan of $235.0 million, of which $230.0 million is distributed to OCI USA, which contains a 1% discount and $0.4 million used to pay debt issuance costs.

•

OCIB enters into a new intercompany revolving credit facility with a borrowing capacity of $40.0 million with a fixed interest rate of 5.5% and a 0.5% commitment fee on the unused amount. OCIB does not intend to draw on the intercompany revolving credit facility.

•	OCIB repays the aforementioned $235.0 million Term B-2 Loan with the proceeds from a new Term Loan B in the principal amount of $235.0 million during the three months ended September 30, 2013.

•

OCIB contributes all of its existing employees to the GP and contributes its New York office lease to OCI USA. The GP will burden the Partnership with selling, general and administrative costs in the future through the omnibus agreement.

•	OCIB distributes all cash, restricted cash and accounts receivable to OCI USA.

•

OCI USA contributes its member interests in OCIB to the Partnership in exchange for                  common units representing limited partner interests and the public contributes $480.0 million ($450.0 million net of the underwriters’ discount and structuring fee of $30.0 million) in exchange for                  common units.

•	The Partnership pays transaction expenses of approximately $2.5 million.

•	The Partnership contributes $ of the IPO proceeds to OCIB and OCIB, in turn:

•	Utilizes $170.5 million to repay intercompany debt owed to OCI Fertilizer International B.V.,

•	Utilizes $125.0 million to repay the Term B-1 Loan, and

•	Utilizes the remaining IPO proceeds to pay a portion of the costs of our debottlenecking project and other budgeted capital projects incurred after the completion of the IPO; and

•	Utilizes the remaining IPO proceeds, if any, for general partnership purposes, including working capital.

•	The Partnership redeems the limited partner interests issued to OCI USA in connection with the formation of the Partnership for $1,000.

Upon the closing of the Partnership’s initial public offering, the Partnership anticipates incurring incremental general and administrative expenses as a result of being a publicly traded limited partnership, such as costs associated with SEC reporting requirements, tax return and Schedule K-1 preparation and distribution, Sarbanes-Oxley Act compliance, listing its common units on the NYSE, independent auditor fees, legal fees, investor relations costs, registrar and transfer agent fees, directors and officers insurance and director compensation. The Partnership estimates that this incremental general and administrative expense will be approximately $4.0 million per year. The Partnership’s unaudited pro forma condensed financial statements do not reflect this incremental expense. See “Unaudited Pro Forma Cash Available for Distribution” beginning on page 57 where this incremental expense is reflected.

(2) Partner Interest

Following this offering, the Partnership will have two types of partner interests outstanding:

•

common units representing limited partner interests of the Partnership, of which      will be sold in this offering to the public, assuming the underwriters do not exercise their option to purchase additional common units, and, accordingly, that the              common units that could be purchased by the underwriter pursuant to such option will instead be issued to OCI USA at the expiration of the option period, and      common units will be held by OCI USA; and

•	a non-economic general partner interest, which is not entitled to any distributions, will be held by the GP.

(3) Pro Forma Condensed Balance Sheet Adjustments and Assumptions

(a)	Reflects the repayment in full of borrowings under OCIB’s previous credit agreement of $125.0 million, including accrued interest of $0.1 million and write-off of the unamortized debt discount of $0.3 million, with the proceeds from the Term B-1 Loan in the principal amount of $125.0 million, with a 1% debt discount. This results in a reduction of cash for the difference between loan proceeds received of $123.8 million and repayment of the full amount of $125.0 million for the previous credit agreement.

(b)	Reflects the proceeds from the Term B-2 Loan in the principal amount of $235.0 million, with a 1% debt discount and $0.4 million debt issuance costs, of which $230.0 million is distributed to OCI USA. The remaining loan proceeds of $2.2 million are recorded to cash.

(c)	Reflects the repayment in full of the Term B-2 Loan in the amount of $235.0 million and write-off of the unamortized debt discount of $2.4 million, with the proceeds from the new Term Loan B, with a maturity of 6.5 years, in the principal amount of $235.0 million with a 1% debt discount, $0.4 million debt issuance costs and 1% of principal reflected as current. This results in a reduction of cash for the difference between loan proceeds received of $232.2 million and repayment of the full amount of $235.0 million for the Term B-2 Loan.

(d)	Reflects the distribution of all of OCIB’s historical cash and restricted cash to OCI USA.

(e)	Reflects the distribution of all of OCIB’s historical accounts receivable to OCI USA.

(f)	Reflects the issuance by the Partnership of common units to the public at an initial offering price of $ per common unit resulting in aggregate gross proceeds of $480.0 million. The proceeds will be used to repay OCIB’s historical intercompany loan of $170.5 million and the Term B-1 Loan of $125.0 million, including prepaid interest of $10.4 million and write-off of unamortized discount of $1.3 million. The reduction to cash of $160.1 million is for the difference between the intercompany loan repayment and the amount eliminated from prepaid interest expense.

(g)	Reflects the payment of underwriting discount of $30.0 million, including a structuring fee, and other estimated offering expenses of $2.5 million for a total of $32.5 million which will be allocated to the newly issued public common units.

(h)	Reflects the conversion of historical retained earnings and member’s equity to common units held by OCI and its affiliates.

(4) Pro Forma Condensed Statement of Operations Adjustments and Assumptions

(a)	Reflects the elimination of historical interest expense related to OCIB’s historical third party and related party debt.

(b)	Reflects the adjustment to interest expense for OCIB’s new Term Loan B with a principal amount of $235.0 million, maturing in 6.5 years, required quarterly principal payments of 0.25% of the outstanding balance (equating to 1% annually), an assumed annual interest rate of 4.5% resulting in an annual interest expense of approximately $11.0 million, which also includes approximately $0.4 million and $0.1 million for the amortization of the 1% debt discount and debt issuance costs, respectively. A 0.125% change in interest rate under the new Term Loan B would change pro forma interest expense by approximately $0.3 million.

(c)	Reflects the net impact for the elimination of historical selling, general and administrative expenses and the adjustment to record the annual $15.0 million service charge allocated to the Partnership from OCI USA. This amount excludes the $4.0 million of estimated incremental general and administrative expenses that the Partnership expects to incur as a result of being a publicly traded partnership.

(d)	Reflects the adjustment to interest expense-related party for OCIB’s new intercompany revolving credit facility with a borrowing capacity of $40.0 million and a 0.5% commitment fee on the unused amount. OCIB has no current expectation of drawing on the intercompany revolving credit facility.

(5) Pro Forma Net Income per Unit

Basic pro forma net income per unit is determined by dividing the pro forma net income that would have been allocated, in accordance with the provisions of the Partnership’s partnership agreement, to the common unitholders, by the number of common units expected to be outstanding at the completion of this offering. For purposes of this calculation, the Partnership assumed that pro forma distributions were equal to pro forma net income and that the number of units outstanding was          common units. All common units were assumed to have been outstanding since April 1, 2012 for the twelve months ended March 31, 2013 and since January 1, 2012 for the three months ended March 31, 2013 and 2012 and the year ended December 31, 2012. For purposes of this calculation, the Partnership assumed that basic and diluted pro forma net income per unit are equivalent as there are not expected to be any dilutive units at the date of closing of the initial public offering of the common units of the Partnership. See Footnote 1 to the interim financial statements as of March 31, 2013 at F-9 for further discussion on SAB 1.B.3 pro forma per unit calculations and disclosures.

OCI BEAUMONT LLC

Condensed Balance Sheets

March 31, 2013 and December 31, 2012

(Unaudited)

(Dollars in thousands)

	Supplemental Unaudited Pro Forma March 31, 2013	March 31, 2013	December 31, 2012
Assets
Current assets:
Cash and cash equivalents	$—	$19,403	$41,708
Restricted cash	—	282	282
Accounts receivable	—	55,488	28,099
Inventories	4,579	4,579	4,430
Prepaid Interest – related party	10,388	10,388	—
Other assets and prepaid expenses	1,776	1,776	1,496

Total current assets	16,743	91,916	76,015
Property, plant, and equipment, net of accumulated depreciation of $16,867 and $11,355, respectively	328,495	328,495	329,330

Total assets	$345,238	$420,411	$405,345

Liabilities and Member’s Equity
Current liabilities:
Accounts payable	$15,255	$15,255	$18,691
Accounts payable – related party	2,726	2,726	4,016
Other payables and accruals	2,006	2,006	6,365
Credit facility	125,000	125,000	125,000
Distribution payable to OCI USA Inc.	230,000	—	—
Accrued interest	988	988	1,019
Other current liabilities	2,372	2,372	3,453

Total current liabilities	378,347	148,347	158,544
Debt – related party	170,482	170,482	170,482
Accrued interest – related party	—	—	20,201

Total liabilities	548,829	318,829	349,227

Member’s equity:
Member’s capital	4,000	4,000	4,000
Retained earnings (deficit)	(207,591)	97,582	52,118

Total member’s equity (deficit)	(203,591)	101,582	56,118

Total liabilities and member’s equity (deficit)	$345,238	$420,411	$405,345

See accompanying notes to unaudited financial statements.

OCI BEAUMONT LLC

Condensed Statements of Operations

Three-month periods ended March 31, 2013 and March 31, 2012

(Unaudited)

(Dollars in thousands)

	2013	2012
Revenues	$112,161	$26,492
Cost of goods sold (exclusive of depreciation)	45,952	17,294
Depreciation expense	5,512	966
Selling, general, and administrative expenses	8,098	3,479

Income from operations before interest expense, other income and income tax expense	52,599	4,753
Interest expense	2,259	—
Interest expense – related party	4,411	—
Other income	9	159

Income (loss) from operations before tax expense	45,938	4,912
Income tax expense	474	47

Net income (loss)	$45,464	$4,865

Unaudited pro forma basic earnings per common unit (Note 1)

Unaudited pro forma diluted earnings per common unit (Note 1)

See accompanying notes to unaudited financial statements.

OCI BEAUMONT LLC

Condensed Statements of Member’s Equity

Three-month periods ended March 31, 2013 and March 31, 2012

(Unaudited)

(Dollars in thousands)

	Member’s capital	Retained earnings (deficit)	Total member’s equity
Balances as of December 31, 2011	$4,000	$287	$4,287
Net income	—	4,865	4,865

Balances as of March 31, 2012	4,000	5,152	9,152

Balances as of December 31, 2012	4,000	52,118	56,118
Net income	—	45,464	45,464

Balances as of March 31, 2013	$4,000	$97,582	$101,582

See accompanying notes to unaudited financial statements.

OCI BEAUMONT LLC

Condensed Statements of Cash Flows

Three-month periods ended March 31, 2013 and March 31, 2012

(Unaudited)

(Dollars in thousands)

	2013	2012
Cash flows from operating activities:
Net income (loss)	$45,464	$4,865
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Depreciation expense	5,512	966
Amortization of debt issuance costs	750	—
Decrease (increase) in:
Accounts receivable	(27,389)	(8,187)
Inventories	(149)	(5,913)
Prepaid interest – related party	(10,388)	—
Other current assets and prepaid expenses	(1,030)	(308)
Increase (decrease) in:
Accounts payable	(3,697)	3,137
Accounts payable – related party	(1,290)	26
Other payables, accruals, and current liabilities	(3,375)	572
Accrued interest	(31)	—
Accrued interest – related party	(20,201)	—

Net cash used in operating activities	(15,824)	(4,842)

Cash flows from investing activities:
Purchase of property, plant, and equipment	(6,481)	(83,752)

Net cash used in investing activities	(6,481)	(83,752)

Cash flows from financing activities:
Proceeds from borrowings – related party	—	91,000

Net cash provided by financing activities	—	91,000

Net (decrease) increase in cash and cash equivalents	(22,305)	2,406
Cash and cash equivalents, beginning of period	41,708	1,034

Cash and cash equivalents, end of period	$19,403	$3,440

Supplemental disclosures:
Cash paid during the period for interest, net of amount capitalized-related party	$35,000	$—
Cash paid during the period for interest, net of amount capitalized	1,538	—
Supplemental non-cash disclosures:
Accruals of property, plant and equipment purchases	$312	$3,896
Capitalized interest – related party	—	4,171

See accompanying notes to unaudited financial statements.

OCI BEAUMONT LLC

Notes to Unaudited

Condensed Financial Statements

March 31, 2013

(Dollars in thousands)

(1)	Description of Business

OCI Beaumont LLC (the Company) is a Texas Limited Liability Company formed on December 10, 2010 as the acquisition vehicle to purchase the manufacturing facility and related assets offered for sale by Eastman Chemical Company on May 5, 2011 (the Acquisition Date) for $26,500 (the Asset Acquisition). In addition, on June 21, 2012, the Company changed its legal name from Pandora Methanol LLC to OCI Beaumont LLC.

The Company funded the purchase and subsequent construction of the facility through intercompany loans from its parent as well as a loan from a third party financial institution (See note 4). The assets purchased had not been operating since December 2004, and therefore, the Company commenced a rehabilitation and renovation program at the facility shortly following the Acquisition Date. The assets purchased are located in the Gulf Coast region of the United States near Beaumont, Texas, and the Company commenced its full operations during August 2012. The Company produces and sells methanol and anhydrous ammonia. In addition, the Company has a pipeline connection to adjacent customers and port access with dedicated methanol and ammonia import/export jetties, allowing it to ship both products along the Gulf Coast.

The Company is a wholly owned subsidiary of OCI USA Inc. (formerly, Albiorix Inc.), a Delaware corporation, which is an indirect wholly owned subsidiary of OCI Fertilizer International B.V., a Dutch private limited liability company. OCI Fertilizer International B.V. is an indirect wholly owned subsidiary of OCI N.V., a Dutch public limited liability company, which is the ultimate parent for a group of related entities. OCI N.V., through its subsidiaries, is a global nitrogen-based fertilizer producer and engineering and construction contractor. OCI N.V. is listed on the NYSE Euronext Amsterdam and trades under the symbol “OCI”.

As of March 31, 2013, the Company had approximately $56,000 of net working capital deficit. This amount includes $125,000 of short-term borrowings from a syndicate of lenders, including Credit Agricole Corporate and Investment Bank, as facility agent (the Credit Facility) due July 24, 2013 (note 4b). The Company also had a negative cash flows from operations during the three months ended March 31, 2013 primarily due to the payment of the related party accrued interest during March 2013 (see note 4a). OCI N.V. (or one or more of its subsidiaries) has the intent, ability, and is committed to continue to provide financial support to the Company sufficient for the Company, over at least the next twelve months, to satisfy all liabilities, obligations, and debt service requirements of the Company, on a timely basis, which the Company might be unable to satisfy as they become due. OCI N.V. (or one or more of its subsidiaries) has no restrictions to provide such support. In addition and as of March 31, 2013, the Company was obligated to OCI N.V. (through one or more of its subsidiaries) for certain loans, management fees, and accrued interest amounts. OCI N.V. (or one or more of its subsidiaries) will not require the repayment of these amounts or any portion thereof, including interest, or any other loans or management fees, including interest, which OCI N.V. (or one or more of its subsidiaries) may provide to the Company during the year ending December 31, 2013, prior to their stated maturity.

OCI BEAUMONT LLC

Notes to Unaudited

Condensed Financial Statements

March 31, 2013

(Dollars in thousands)

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant items subject to such estimates and assumptions include the useful lives of property, plant, and equipment, environmental liabilities, and other contingencies.

Supplemental Pro Forma Information (Unaudited)

Staff Accounting Bulletin 1.B.3 requires that certain distributions to owners prior to or concurrent with an initial public offering to be considered as distributions in contemplation of that offering. Prior to the completion of the Company’s proposed initial public offering, the Company will distribute approximately $305,173 to OCI USA Inc. in the form of cash of approximately $249,685 and accounts receivable of approximately $55,488. The supplemental pro forma balance sheet as of March 31, 2013, gives pro forma effect to this distribution as well as the distribution of all cash, restricted cash and accounts receivable as though it had been declared and was payable as of that date.

Unaudited basic and diluted pro forma earnings per common unit assumed              common units were outstanding for the three-month period ended March 31, 2013. The              common units are the number of common units that we would have been required to issue to fund the aforementioned distribution to OCI USA Inc. The number of common units that we would have been required to issue to fund the aforementioned distribution was calculated by dividing the total $305,173 distribution in excess of earnings by the issuance price of $                . There were no potential common units outstanding to be considered in the pro forma diluted earnings per unit calculation.

New Accounting Pronouncements and Adoption of Accounting Standards

The Company has implemented all new accounting pronouncements that are in effect and that management believes would materially impact the Company’s financial statements. Management does not believe that there are any other new accounting pronouncements that have been issued that may have a material impact on the Company’s financial position or results of operations.

(2)	Inventories

Below is a summary of inventory balances by product

	As of
	March 31, 2013	December 31, 2012
Ammonia	$2,519	$877
Methanol	2,060	3,553

Total	$4,579	$4,430

OCI BEAUMONT LLC

Notes to Unaudited

Condensed Financial Statements

March 31, 2013

(Dollars in thousands)

(3)	Property, Plant, and Equipment

	As of
	March 31, 2013	December 31, 2012
Property, plant and equipment consisted of the following:
Land	$1,479	$1,479
Buildings	5,035	5,035
Plant and equipment	326,646	323,718
Vehicles	63	63
Construction in progress	12,139	10,390

	345,362	340,685
Less accumulated depreciation	16,867	11,355

Total	$328,495	$329,330

(4)	Debt

(a)	Debt – Related Party

The Company has related party debt agreements with OCI Fertilizer International B.V., which consist of the following as of March 31, 2013 and 2012:

	March 31, 2013	Interest rate	Interest rate as of March 31, 2013	Maturity date
Facility loan I	$40,000	9.25% + LIBOR	9.45%	August 1, 2014
Facility loan II	100,000	9.25% + LIBOR	9.45	August 1, 2014
Facility loan III	30,482	9.25% + LIBOR	9.45	December 31, 2014

Total	$170,482

	December 31, 2012	Interest rate	Interest rate as of December 31, 2012	Maturity date
Facility loan I	$40,000	9.25% + LIBOR	9.46%	August 1, 2014
Facility loan II	100,000	9.25% + LIBOR	9.46	August 1, 2014
Facility loan III	30,482	9.25% + LIBOR	9.46	December 31, 2014

Total	$170,482

As of March 31, 2013, the borrowing capacity under the facility loans I, II, and III was $40,000, $100,000, and $50,000, respectively. The principal and interest for all related party loans are due at maturity.

The facility loan I agreement was amended on June 26, 2012 to extend the maturity date from December 31, 2012 (the original maturity date) to August 1, 2014. As such and in accordance with ASC 470, Debt, the Company classified the facility loan I as a long-term liability as of December 31, 2012.

OCI BEAUMONT LLC

Notes to Unaudited

Condensed Financial Statements

March 31, 2013

(Dollars in thousands)

On April 26, 2012, the Company entered into a term loan facility agreement with a syndicate of lenders, including Credit Agricole Corporate and Investment Bank, as facility agent (the Credit Facility), and borrowed $125,000 under the Credit Facility. On April 30, 2012, the Company utilized the borrowings under the Credit Facility to repay in full and terminate all of the $92,500 of debt outstanding under its related party term loan and revolving loan.

The Company paid $35,000 in March, 2013 to the holding entity to settle the balance of accrued interest on the related party loans including a $10,400 prepaid interest amount.

(b)	Debt – External Party

On April 26, 2012, the Company entered into the Credit Facility and borrowed $125,000 under the facility.

	March 31, 2013	Interest rate	Interest rate as of March 31, 2013	Maturity date
Credit Facility	$125,000	4.50% + LIBOR	4.83%	April 25, 2013

Total	$125,000

	December 31, 2012	Interest rate	Interest rate as of December 31, 2012	Maturity date
Credit Facility	$125,000	4.50% + LIBOR	4.82%	April 25, 2013

Total	$125,000

The Company can extend the maturity date of the Credit Facility no later than 60 days prior to original maturity date of the Credit Facility (April 25, 2013). The Credit Facility is guaranteed by Orascom Construction Industries S.A.E., a subsidiary of OCI N.V., with a pledge of 100% of the Company’s limited liability company interests. The Credit Facility contains various restrictive, nonfinancial covenants, which include, among others, reporting requirements, maintenance of specified insurance coverage, compliance of applicable laws and regulations, and maximum annual capital expenditures. The Credit Facility does not contain any financial covenants. The Company paid $1,537 of interest during the period ended March 31, 2013. In addition, the Company fully refinanced all of the $125,000 in outstanding debt under the Credit Facility during the second quarter of 2013 (see note 8).

The Company incurred $3,000 of debt issuance costs related to the Credit Facility during 2012. The debt issuance costs related to investment banking fees, legal, and other professional fees directly associated with entering into the Credit Facility. The Company recorded the debt issuance costs in other assets in the accompanying balance sheets and is amortizing them over the term of the Credit Facility. The amortization of the debt issuance costs was $750 for the period ended March 31, 2013 and is presented as a component of interest expense in the accompanying statements of operations.

OCI BEAUMONT LLC

Notes to Unaudited

Condensed Financial Statements

March 31, 2013

(Dollars in thousands)

(5)	Related Party

During the periods ended March 31, 2013 and 2012, the Company had related party transactions with OCI Fertilizer International B.V. related to management support fees of $2,313 and $1,004, respectively, which are recorded in selling general and administrative expense in the accompanying statements of operations. As indicated in note 4(a), the Company also has related party debt as of March 31, 2013 and December 31, 2012. No other related party transactions occurred during the periods ended March 31, 2013 and 2012.

(6)	Significant Customers

During the three months ended March 31, 2013, the following customers accounted for 10% or more of the Company’s revenues:

Customer name	Percentage of the three-month period ended March 31, 2013 revenues
Transammonia	15.1%
Rentech	17.9%
Methanex	35.5%
Koch	21.3%

The loss of any or more the Company’s significant customers noted above may have a material adverse effect on the Company’s future results of operations.

(7)	Legal Proceedings

The Company is involved in various claims and/or legal actions from time to time arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on the Company’s financial position, results of operations, or liquidity. The Company’s facilities could be subject to potential environmental liabilities primarily relating to contamination caused by current and/or former operations at those facilities. Some environmental laws could impose on the Company the entire costs of cleanup regardless of fault, legality of the original disposal, or ownership of the disposal site. In some cases, the governmental entity with jurisdiction could seek an assessment for damage to the natural resources caused by contamination from those sites. The Company had no operating expenditures for environmental fines, penalties, or government-imposed remedial or corrective actions during the period ended March 31, 2013.

(8)	Fair Value Measurement

The Company’s receivables and payables are short-term nature and therefore, the carrying value approximates their respective fair values as of March 31, 2013. Debt accrues interest at a variable rate, and as such, the fair value approximates its carrying value as of March 31, 2013.

OCI BEAUMONT LLC

Notes to Unaudited

Condensed Financial Statements

March 31, 2013

(Dollars in thousands)

(9)	Correction of Immaterial Errors

During 2013, the Company identified errors associated with a debit balance in the condensed financial statement caption “Accounts payable” that should have been written off as of and for the period ended March 31, 2013. Consequently, the Company has corrected immaterial errors in the accompanying condensed financial statements as of and for the period ended March 31, 2013 by increasing “Accounts payable” by $11,732, decreasing beginning of the period “Retained earnings (deficit)” by $8,947, and increasing “Cost of goods sold (exclusive of depreciation)” by $2,785. The Company has also corrected the immaterial errors in the accompanying condensed financial statements for the period ended March 31, 2012 by decreasing “Cost of goods sold (exclusive of depreciation)” by $2,613. The correction of these errors did not have a net impact on the statement of cash flows and is not material to the Company’s previously reported condensed financial statements as of and for the periods ended March 31, 2013 and 2012.

(10)	Subsequent Events

On February 22, 2013, the Company obtained the approval from the Credit Facility lenders to amend the definition of the “Extension” in the Credit Facility agreement. On April 23, 2013, the Company obtained the approval from the Credit Facility lenders to extend the maturity date to July 24, 2013 (90 days from the original maturity date).

On May 17, 2013, OCIB terminated a consulting contract which accounted for approximately $1.8 million of selling, general and administrative expenses during the three month period ended March 31, 2013.

On May 21, 2013, OCIB entered into a $360,000 senior secured term loan credit facility with a group of lenders and Bank of America, N.A., as administrative agent. The term loan facility is comprised of two term loans in the amounts of $125,000 (the “Term B-1 Loan”) and $235,000 (the “Term B-2 Loan”), respectively. Borrowings under the term loan facility are unconditionally guaranteed by OCI USA Inc. The Term B-1 Loan matures on the earlier of the consummation of the initial public offering of OCI Partners LP and December 31, 2013. The Term B-2 Loan matures on the earliest of (i) December 31, 2013, (ii) the consummation of the initial public offering of OCI Partners LP or (iii) the incurrence of new term loan financing. All of the $125,000 of proceeds from the Term B-1 Loan were used to fully refinance the Credit Facility. Approximately $230,000 of proceeds from the Term B-2 Loan were distributed to the sole member of the Company and approximately $2,800 of proceeds from the Term B-2 Loan were used to pay for bank fees, accrued interest and legal fees associated with the term loan facility. The remaining proceeds of approximately $2,200 from the Term B-2 Loan were recorded to cash.

The Company has evaluated significant events and transactions that have occurred from the balance sheet date through June 14, 2013 and has determined that there were no other events or transactions other than those disclosed above that would require recognition and/or disclosure in the Company’s condensed financial statements as of and for the periods ended March 31, 2013 and 2012.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Member

OCI Beaumont LLC:

We have audited the accompanying balance sheets of OCI Beaumont LLC (formerly, Pandora Methanol LLC) as of December 31, 2012 and 2011, and the related statements of operations, member’s equity, and cash flows for each of the years in the two-year period ended December 31, 2012. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of OCI Beaumont LLC (formerly, Pandora Methanol LLC) as of December 31, 2012 and 2011, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2012, in conformity with U.S. generally accepted accounting principles.

/s/ KPMG LLP

Houston, Texas

May 16, 2013

OCI BEAUMONT LLC

Balance Sheets

December 31, 2012 and 2011

(Dollars in thousands)

	2012	2011
Assets
Current assets:
Cash and cash equivalents	$41,708	$1,034
Restricted cash	282	—
Accounts receivable	28,099	—
Inventories	4,430	4,893
Other current assets and prepaid expenses	1,496	869

Total current assets	76,015	6,796
Property, plant, and equipment, net of accumulated depreciation of $11,355 and $0, respectively	329,330	147,886

Total assets	$405,345	$154,682

Liabilities and Member’s Equity
Current liabilities:
Accounts payable	$18,691	$14,210
Accounts payable – related party	4,016	223
Other payables and accruals	6,365	—
Credit facility	125,000	—
Accrued interest	1,019	—
Other current liabilities	3,453	—

Total current liabilities	158,544	14,433
Debt – related party	170,482	132,500
Accrued interest – related party	20,201	3,462

Total liabilities	349,227	150,395

Member’s equity:
Member’s capital	4,000	4,000
Retained earnings	52,118	287

Total member’s equity	56,118	4,287

Total liabilities and member’s equity	$405,345	$154,682

See accompanying notes to financial statements.

OCI BEAUMONT LLC

Statements of Operations

Years ended December 31, 2012 and 2011

(Dollars in thousands)

	2012	2011
Revenues	$224,629	$—
Cost of goods sold (exclusive of depreciation)	133,430	—
Depreciation expense	11,355	—
Selling, general, and administrative expenses	14,980	236

Income (loss) from operations before interest expense, other income and income tax expense	64,864	(236)
Interest expense	5,718	—
Interest expense – related party	6,469	—
Other income	202	523

Income before tax expense	52,879	287

Income tax expense	1,048	—

Net income	$51,831	$287

See accompanying notes to financial statements.

OCI BEAUMONT LLC

Statements of Member’s Equity

Years ended December 31, 2012 and 2011

(Dollars in thousands)

	Member’s capital	Retained earnings	Total member’s equity
Balances as of January 1, 2011	$—	$—	$—
Capital contributions	4,000	—	4,000
Net income	—	287	287

Balances as of December 31, 2011	4,000	287	4,287
Capital contributions	—	—	—
Net income	—	51,831	51,831

Balances as of December 31, 2012	$4,000	$52,118	$56,118

See accompanying notes to financial statements.

OCI BEAUMONT LLC

Statements of Cash Flows

Years ended December 31, 2012 and 2011

(Dollars in thousands)

	2012	2011
Cash flows from operating activities:
Net income	$51,831	$287
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation expense	11,355	—
Amortization of debt issuance costs	2,000	—
Decrease (increase) in:
Restricted cash	(282)	—
Accounts receivable	(28,099)	—
Inventories	463	(4,893)
Other current assets and prepaid expenses	373	(869)
Increase (decrease) in:
Accounts payable	18,691	—
Accounts payable – related party	3,793	223
Other payables, accruals, and current liabilities	7,703	—
Accrued interest	360	—
Accrued interest – related party	6,469	—

Net cash provided by (used in) operating activities	74,657	(5,252)

Cash flows from investing activities:
Purchase of property, plant, and equipment	(193,965)	(103,714)
Acquisition of the assets (note 3)	—	(26,500)

Net cash used in investing activities	(193,965)	(130,214)

Cash flows from financing activities:
Proceeds from borrowings on credit facility	125,000	—
Proceeds from borrowings – related party	132,482	132,500
Repayment of debt – related party	(94,500)	—
Cash contributions by member	—	4,000
Debt issuance costs	(3,000)	—

Net cash provided by financing activities	159,982	136,500

Net increase in cash and cash equivalents	40,674	1,034
Cash and cash equivalents, beginning of year	1,034	—

Cash and cash equivalents, end of year	$41,708	$1,034

Supplemental cash disclosures:
Cash paid during the year for income taxes	$—	$—
Cash paid during the year for interest, net of amount capitalized	2,699	—
Supplemental noncash disclosures:
Accruals of property, plant, and equipment purchases	$2,115	$14,210
Capitalized interest	659	—
Capitalized interest – related party	10,270	3,462

See accompanying notes to financial statements

OCI BEAUMONT LLC

Notes to Financial Statements

December 31, 2012 and 2011

(Dollars in thousands)

(1)	Description of Business

OCI Beaumont LLC (the Company) is a Texas Limited Liability Company formed on December 10, 2010 as the acquisition vehicle to purchase the manufacturing facility offered for sale by Eastman Chemical Company on May 5, 2011 (the Acquisition Date) for $26,500 (the Asset Acquisition) (note 3). In addition, on June 21, 2012, the Company changed its legal name from Pandora Methanol LLC to OCI Beaumont LLC.

The Company funded the purchase and subsequent construction of the facility through intercompany loans from its parent as well as a loan from a third–party financial institution (note 6). The assets purchased had not been operating since December 2004, and therefore, the Company commenced a rehabilitation and renovation program at the facility shortly following the Acquisition Date. The assets purchased are located in the Gulf Coast region of the United States near Beaumont, Texas, and the Company commenced its full operations during August 2012. The Company produces and sells methanol and anhydrous ammonia. In addition, the Company has a pipeline connection to adjacent customers and port access with dedicated methanol and ammonia import/export jetties, allowing it to ship both products along the Gulf Coast.

The Company is a wholly owned subsidiary of OCI USA Inc. (formerly, Albiorix Inc.), a Delaware corporation, which is an indirect wholly owned subsidiary of OCI Fertilizer International B.V., a Dutch private limited liability company. OCI Fertilizer International B.V. is an indirect wholly owned subsidiary of OCI N.V., a Dutch public limited liability company, which is the ultimate parent for a group of related entities. OCI N.V., through its subsidiaries, is a global nitrogen-based fertilizer producer and engineering and construction contractor. OCI N.V. is listed on the NYSE Euronext Amsterdam and trades under the symbol “OCI.”

As of December 31, 2012, the Company had approximately $83,000 of net working capital deficit. This amount includes $125,000 of short-term borrowings from a syndicate of lenders, including Credit Agricole Corporate and Investment Bank, as facility agent (the Credit Facility) due July 24, 2013 (note 6). OCI N.V. (or one or more of its subsidiaries) has the intent, ability, and is committed to continue to provide financial support to the Company sufficient for the Company, over at least the next twelve months, to satisfy all liabilities, obligations, and debt service requirements of the Company, on a timely basis, which the Company might be unable to satisfy as they become due. OCI N.V. (or one or more of its subsidiaries) has no restrictions to provide such support. In addition and as of December 31, 2012, the Company was obligated to OCI N.V. (through one or more of its subsidiaries) for certain loans, management fees, and accrued interest amounts. OCI N.V. (or one or more of its subsidiaries) will not require the repayment of these amounts or any portion thereof, including interest, or any other loans or management fees, including interest, which OCI N.V. (or one or more of its subsidiaries) may provide to the Company during the year ending December 31, 2013, prior to their stated maturity.

(2)	Summary of Significant Accounting Policies

(a)	Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of

OCI BEAUMONT LLC

Notes to Financial Statements

December 31, 2012 and 2011

(Dollars in thousands)

the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant items subject to such estimates and assumptions include the useful lives of property, plant, and equipment, the valuation of property, plant, and equipment, environmental liabilities, and other contingencies.

(b)	Cash and Cash Equivalents

Cash and cash equivalents consist of balances held in the Company’s bank accounts less outstanding payments.

(c)	Trade Accounts Receivable

Trade accounts receivable are recorded at the invoiced amount and do not bear interest. Amounts collected on trade accounts receivable are included in net cash provided by operating activities in the statements of cash flows. The Company maintains a customer specific allowance for doubtful accounts for estimated losses inherent in its accounts receivable portfolio. In establishing the required allowance, management considers customers’ financial condition, the amount of receivables in dispute, the current receivables aging, and current payment patterns. The Company reviews its allowance for doubtful accounts monthly. Past–due balances over 90 days and over a specified amount are reviewed individually for collectability. All other balances are reviewed on a pooled basis for collectability. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. There was no bad debt write-offs during the years ended December 31, 2012 and 2011. The Company does not have any off-balance-sheet credit exposure related to its customers.

During the year ended December 31, 2012, the following customers accounted for 10% or more of the Company’s revenues:

Customer name	Percentage of 2012 revenues
Arkema, Inc.	10%
Koch Nitrogen International, Sarl.	12
Methanex Methanol Company, LLC	11
Transammonia	51

The loss of any one or more the Company’s significant customers noted above may have a material adverse effect on the Company’s future results of operations.

(d)	Inventories

Inventories are stated at the lower of cost or market, using standard cost method for finished goods, work in process, and raw materials. The cost of all inventories is determined based on the first-in, first-out (FIFO) method. Standard cost includes raw materials and manufacturing overhead based on normal capacity. The Company records variances, abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage) as current period charges. The Company’s raw materials are consumed immediately upon delivery.

OCI BEAUMONT LLC

Notes to Financial Statements

December 31, 2012 and 2011

(Dollars in thousands)

(e)	Revenue Recognition

The Company recognizes revenue when products are shipped and the customer takes ownership and assumes risk of loss, collection of the relevant receivable is probable, persuasive evidence of an arrangement exists, and the sales price is fixed or determinable. Revenue for barge sales is recognized when risk and title to the product transfer to the customer, which occurs at the time shipment is made (free on board shipping point). Revenue for pipeline sales is recognized when risk and title to the product transfer to the customer, which occurs at the time when meter ticket delivery is received (free on board shipping destination). Shipping and other transportation costs charged to buyers are excluded from revenues and are accounted for on a net basis in cost of goods sold (exclusive of depreciation).

Below is a summary of revenues by product for the year ended December 31, 2012:

2012
Ammonia	$128,954
Methanol	95,675

Total	$224,629

(f)	Property, Plant, and Equipment

Property, plant, and equipment are stated at cost. Depreciation on plant and equipment is calculated on the straight-line method over the estimated useful lives of the assets. The estimated useful life of machinery, equipment, and buildings is 15 years, while the estimated useful lives of furniture, office equipment, and vehicles are 5 years. In the accompanying statements of operations, the Company’s policy is to exclude depreciation expense from cost of sales. Total depreciation expense for the year ended December 31, 2012 was $11,355. As of December 31, 2011, the Company’s assets were still under construction, and therefore, the assets were not ready for their intended use. As such, no depreciation expense was recorded for the year ended December 31, 2011.

(g)	Major Maintenance Activities

The Company incurs maintenance costs on its major equipment. Repair and maintenance costs are expensed as incurred. For the years ended December 31, 2012 and 2011, we expensed approximately $7,531 and $4, respectively, of repair and maintenance costs. Major capital expenditures that extend the life, increase the capacity, or improve the safety or efficiency of the asset are capitalized and amortized over the period of expected benefits.

(h)	Income Taxes

The Company is a Texas Limited Liability Company with disregarded tax status (i.e., nontaxable pass-through entity) for U.S. federal income tax purposes and, therefore, is not subject to U.S. federal income taxes; however, the Company is subject to Texas Margin Taxes. As of and for the year ended December 31, 2012, the Company recorded Texas Margin Taxes of $1,048 in income tax expense in the accompanying statements of operations and in other current liabilities in the accompanying balance sheets. Since the Company did not operate for the year ended December 31, 2011, no Texas Margin Taxes were recorded.

OCI BEAUMONT LLC

Notes to Financial Statements

December 31, 2012 and 2011

(Dollars in thousands)

(i)	Commitments and Contingencies

Liabilities for loss contingencies, including environmental remediation costs not within the scope of Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Topic 410, Asset Retirement and Environmental Obligations, arising from claims, assessments, litigation, fines, and penalties and other sources, are recorded when it is probable that a liability has been incurred and the amount of the assessment and/or remediation can be reasonably estimated.

Legal costs incurred in connection with loss contingencies are expensed as incurred.

Accruals for estimated losses from environmental remediation obligations generally are recognized no later than completion of the remedial feasibility study. Such accruals are adjusted as further information develops or circumstances change. Costs of expected future expenditures for environment remediation obligations are not discounted to their present value. As of December 31, 2012 and 2011, the Company had no environmental remediation obligations.

(j)	Long-Lived Assets

Long-lived assets, such as property, plant, and equipment, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If circumstances require a long-lived asset or asset group be tested for possible impairment, the Company first compares undiscounted cash flows expected to be generated by that asset or asset group to its carrying value. If the carrying value of the long-lived asset or asset group is not recoverable on an undiscounted cash flow basis, an impairment is recognized to the extent that the carrying value exceeds its fair value. Fair value is determined through various valuation techniques including discounted cash flow models, quoted market values, and third-party independent appraisals, as considered necessary. No events or changes in circumstances occurred during the years ended December 31, 2012 and 2011 that indicated the carrying amount of an asset may not be recoverable.

(k)	Capitalized Interest

The Company’s policy is to capitalize interest costs incurred on indebtedness during the construction of major projects. A reconciliation of total interest costs to interest expense as reported in the statements of operations for 2012 and 2011 is as follows:

	2012	2011
Interest cost capitalized	$659	$—
Interest cost capitalized – related party	10,270	3,462
Interest cost charged to income (i)	5,718	—
Interest cost charged to income – related party	6,469	—

Total interest cost	$23,116	$3,462

(i)	Includes $2,000 of amortized debt issuance costs (note 6(b)).

OCI BEAUMONT LLC

Notes to Financial Statements

December 31, 2012 and 2011

(Dollars in thousands)

(l)	Asset Retirement Obligation

The Company recognizes the fair value of the liability for an asset retirement obligation in the period in which it is incurred. Upon initial recognition of a liability for an asset retirement obligation, the Company will capitalize the asset retirement cost by increasing the carrying amount of the related long-lived asset by the same amount as the liability. The liability is accreted to its present value each period, while the capitalized cost is depreciated over the useful life of the related asset. Retirement obligations associated with long-lived assets are those for which a legal obligation exists under enacted laws, statutes, or written or oral contracts, including obligations arising under the doctrine of promissory estoppel.

The Company owns the land, assets, and facilities related to its business; however, management does not believe that the Company has any legal and/or constructive obligations for asset retirement obligations as of December 31, 2012 and 2011.

(m)	Fair Value Measurement

The Company’s receivables and payables are short–term nature and therefore, the carrying value approximates their respective fair values as of December 31, 2012 and 2011. Debt accrues interest at a variable rate, and as such, the fair value approximates its carrying value as of December 31, 2012 and 2011.

(3)	Asset Acquisition

On the Acquisition Date, the Company purchased the manufacturing facility offered for sale by Eastman Chemical Company in the Asset Acquisition for $26,500. The Company funded the purchase and subsequent construction activities of the facility through intercompany related–party loans from OCI Fertilizer International B.V. as well as a Credit Facility agreement with syndicate of lenders. See note 6.

The assets purchased had not been operating since December 2004, and therefore, the Company commenced a rehabilitation and renovation program at the facility shortly following the Acquisition Date. The Asset Acquisition has been accounted for in accordance with FASB ASC Topic 805, Business Combinations. Accordingly, management evaluated whether the Asset Acquisition is a business combination based on the definition of a business in accordance with FASB ASC Topic 805. Management concluded that the Asset Acquisition does not constitute a business primarily based on the fact that the assets purchased are the only inputs acquired and no processes and/or outputs were acquired. As such, the Asset Acquisition was accounted for as an asset acquisition. Accordingly, the total purchase price represents the value of the manufacturing facility acquired in connection with the Asset Acquisition. The Company did not acquire any working capital, contracts, employees, intellectual properties, and/or intangible assets as part of the Asset Acquisition. The Company also did not assume any liabilities as part of the Asset Acquisition.

In connection with the Asset Acquisition, the Company incurred costs related to advisory, legal, valuation, and other professional consulting fees, which were expensed and are included within selling, general, and administrative expenses in the statements of operations for the year ended December 31, 2011. No such costs were incurred for the year ended December 31, 2012.

OCI BEAUMONT LLC

Notes to Financial Statements

December 31, 2012 and 2011

(Dollars in thousands)

(4)	Property, Plant, and Equipment

	2012	2011
Land	$1,479	$1,479
Buildings	5,035	5,035
Plant and equipment	323,718	45,615
Vehicles	63	63
Construction in progress	10,390	95,694

	340,685	147,886
Less accumulated depreciation	11,355	—

	$329,330	$147,886

As of December 31, 2011, the Company’s assets were not ready for their intended use. As such, no depreciation expense was recorded for the year ended December 31, 2011.

(5)	Inventories

As of December 31, 2012 and 2011, all the Company’s inventories consisted of finished goods, and the Company had no raw materials and/or work in progress inventories. As of December 31, 2011, the Company’s inventories consisted of finished goods purchased from third parties and finished goods produced by the Company for testing purposes. As of December 31, 2012, the Company’s inventories consisted of finished goods produced by the Company from normal production. Below is a summary of inventories balances by product as of December 31, 2012 and 2011:

	2012	2011
Ammonia	$877	$2,251
Methanol	3,553	2,642

Total	$4,430	$4,893

(6)	Debt

(a)	Debt – Related Party

The Company has related–party debt agreements with OCI Fertilizer International B.V., which consist of the following as of December 31, 2012 and 2011:

	December 31, 2012	Interest rate	Interest rate as of December 31, 2012	Maturity date
Facility loan I	$40,000	9.25% + LIBOR	9.46%	August 1, 2014
Facility loan II	100,000	9.25% + LIBOR	9.46	August 1, 2014
Facility loan III	30,482	9.25% + LIBOR	9.46	December 31, 2014

Total	$170,482

OCI BEAUMONT LLC

Notes to Financial Statements

December 31, 2012 and 2011

(Dollars in thousands)

	December 31, 2011	Interest rate	Interest rate as of December 31, 2011	Maturity date
Term loan	$57,500	7.00%	7.00%	July 4, 2016
Revolving loan	35,000	9.25% + LIBOR	9.50	May 12, 2012
Facility loan I	40,000	9.25% + LIBOR	9.50	August 1, 2014

Total	$132,500

During 2012, the Company borrowed funds under the facility loans II and III. As of December 31, 2012, the borrowing capacity under the facility loans I, II, and III was $40,000, $100,000, and $50,000, respectively. The principal and interest for all related–party loans are due at maturity.

The maturity of the revolving loan is one year from the date of the agreement (May 12, 2011) or a later date to be agreed upon with the lender, which is May 12, 2012 as of December 31, 2011. The facility loan I agreement was amended on June 26, 2012 to extend the maturity date from December 31, 2012 (the original maturity date) to August 1, 2014. As such and in accordance with FASB ASC 470, Debt, the Company classified the facility loan I as a long-term liability as of December 31, 2011.

On April 26, 2012, the Company entered into a term loan facility agreement with a syndicate of lenders, including Credit Agricole Corporate and Investment Bank, as facility agent (the Credit Facility), and borrowed $125,000 under the Credit Facility. On April 30, 2012, the Company utilized the borrowings under the Credit Facility to repay in full and terminate all of the $92,500 of debt outstanding under its related–party term loan and revolving loan. As such and in accordance with FASB ASC 470, the Company classified the related–party revolving loan as a long-term liability as of December 31, 2011.

(b)	Debt – External Party

On April 26, 2012, the Company entered into the Credit Facility and borrowed $125,000 under the facility.

	December 31, 2012	Interest rate	Interest rate as of December 31, 2012	Maturity date
Credit Facility	$125,000	4.50% + LIBOR	4.82%	April 25, 2013

Total	$125,000

The Company can extend the maturity date of the Credit Facility no later than 60 days prior to original maturity date of the Credit Facility (April 25, 2013). See note 9. The Credit Facility is guaranteed by Orascom Construction Industries S.A.E., a subsidiary of OCI N.V., with a pledge of 100% of the Company’s limited liability company interests. The Credit Facility contains various restrictive, nonfinancial covenants, which include, among others, reporting requirements, maintenance of specified insurance coverage, compliance of applicable laws and regulations, and maximum annual capital expenditures. The Credit Facility does not contain any financial covenants. The Company paid $3,358 of interest during the year ended December 31, 2012.

OCI BEAUMONT LLC

Notes to Financial Statements

December 31, 2012 and 2011

(Dollars in thousands)

The Company incurred $3,000 of debt issuance costs related to the Credit Facility during 2012. The debt issuance costs related to investment banking fees, legal, and other professional fees directly associated with entering into the Credit Facility. The Company recorded the debt issuance costs in other assets in the accompanying balance sheets and is amortizing them over the term of the Credit Facility. The amortization of the debt issuance costs was $2,000 for the year ended December 31, 2012 and is presented as a component of interest expense in the accompanying statements of operations.

(7)	Correction of Immaterial Errors

In 2013, the Company identified errors associated with the classification of an advance payment made to a contractor during 2011 for future capital expenditures. Consequently, we have corrected immaterial errors in the accompanying balance sheet as of December 31, 2011 by decreasing “Other current assets and prepaid expenses” by $10,000 and increasing “Property, plant and equipment” by $10,000 and in the accompanying statement of cash flows for the year ended December 31, 2011 by decreasing cash flows used in operating activities by $10,000 and increasing cash flows used in investing activities by $10,000. The correction of these errors does not impact the net change in cash and cash equivalents, has no impact on net income and is not material to our previously reported balance sheet or statement of cash flows.

In addition and during 2013, the Company identified errors associated with a debit balance in the financial statement caption “Accounts payable” that should have been written off as of and for the year ended December 31, 2012. Consequently, the Company has corrected immaterial errors in the accompanying financial statements as of and for the year ended December 31, 2012 by increasing “Accounts payable” by $8,947 and increasing “Cost of goods sold (exclusive of depreciation)” by $8,947. The correction of these errors did not have a net impact on the statement of cash flows and is not material to the Company’s previously reported financial statements as of and for the year ended December 31, 2012.

(8)	Related–Party

During the years ended December 31, 2012 and 2011, the Company had related–party transactions with OCI Fertilizer International B.V. related to management support fees of $4,016 and $223, respectively, which are recorded in general and administrative expense in the accompanying statements of operations. As indicated in note 6(a), the Company also has related–party debt as of December 31, 2012 and 2011. No other related–party transactions occurred during the years ended December 31, 2012 and 2011.

(9)	New Accounting Pronouncements

Future Adoption of Accounting Standards

The following new accounting pronouncements have been issued, but have not yet been adopted as of December 31, 2012:

In December 2011, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2011-11, “Balance Sheet (Topic 210): Disclosures about Offsetting Assets and Liabilities” (ASU 2011-11). This newly issued accounting standard requires an entity to disclose both gross and net information about instruments and transactions eligible for offset in the statement of

OCI BEAUMONT LLC

Notes to Financial Statements

December 31, 2012 and 2011

(Dollars in thousands)

financial position as well as instruments and transactions executed under a master netting or similar arrangement and was issued to enable users of financial statements to understand the effects or potential effects of those arrangements on its financial position. This ASU is required to be applied retrospectively and is effective for fiscal years, and interim periods within those years, beginning on or after January 1, 2013. As this accounting standard only requires enhanced disclosure, the adoption of this standard is not expected to have a material impact on our financial position or results of operations.

(10)	Legal Proceedings

The Company is involved in various claims and/or legal actions from time to time arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on the Company’s financial position, results of operations, or liquidity. The Company’s facilities could be subject to potential environmental liabilities primarily relating to contamination caused by current and/or former operations at those facilities. Some environmental laws could impose on the Company the entire costs of cleanup regardless of fault, legality of the original disposal, or ownership of the disposal site. In some cases, the governmental entity with jurisdiction could seek an assessment for damage to the natural resources caused by contamination from those sites. The Company had no operating expenditures for environmental fines, penalties, or government-imposed remedial or corrective actions during the years ended December 31, 2012 and 2011.

(11)	Subsequent Events

On February 22, 2013, the Company obtained the approval from the Credit Facility lenders to amend the definition of the “Extension” in the Credit Facility agreement. On April 23, 2013, the Company obtained the approval from the Credit Facility lenders to extend the maturity date to July 24, 2013 (90 days from the original maturity date).

The Company has evaluated significant events and transactions that have occurred from the balance sheet date through May 16, 2013 and has determined that there were no other events or transactions other than those disclosed above that would require recognition and/or disclosure in the Company’s financial statements as of and for the years ended December 31, 2012 and 2011.

OCI PARTNERS LP

BALANCE SHEET

AS OF MARCH 31, 2013

(IN ACTUAL DOLLARS)

As of March 31, 2013
(unaudited)

Assets
Cash	$1,000

Total Assets	$1,000

Partner’s capital	$1,000

The accompanying note is an integral part of this balance sheet.

OCI Partners LP

Note to Balance Sheet

March 31, 2013

(1) Nature of Operations

OCI Partners LP (the “Partnership”) is a Delaware limited partnership formed on February 7, 2013 to own and operate a recently upgraded methanol and anhydrous ammonia production facility that is strategically located on the U.S. Gulf Coast near Beaumont, Texas.

The Partnership intends to offer common units to the public, representing limited partnership interests, pursuant to a public offering and to concurrently issue common units, representing additional limited partnership interests in the Partnership to OCI USA, an affiliate of the Partnership.

OCI GP LLC, as the general partner and for a non-economic general partner interest, contributed $0, and OCI USA, as an affiliate of the Partnership, contributed $1,000, all in the form of cash, to the Partnership on March 31, 2013. As of June 14, 2013 there have been no other transactions involving the Partnership.

APPENDIX A

FORM OF

FIRST AMENDED AND RESTATED AGREEMENT OF LIMITED PARTNERSHIP

OF

OCI PARTNERS LP

[To be filed by amendment.]

A-1

APPENDIX B

GLOSSARY OF SELECTED TERMS

The following are definitions of certain terms used in this prospectus.

Blue Johnson	Blue, Johnson & Associates, Inc.

Corn Belt	The states of Illinois, Indiana, Iowa, Kansas, Kentucky, Michigan, Minnesota, Missouri, Nebraska, North Dakota, Ohio, South Dakota and Wisconsin.

DME	Dimethyl ether, a clean-burning fuel typically produced from methanol that can be easily stored and transported, and which can be used for household cooking and heating.

ethanol	A clear, colorless, flammable oxygenated hydrocarbon. Ethanol typically is produced chemically from ethylene, or biologically from fermentation of various sugars from carbohydrates found in agricultural crops and cellulosic residues from crops or wood. It is used in the United States as a gasoline octane enhancer and oxygenate.

feedstock	The term feedstock refers generally to any raw material constituting a primary input for an industrial process. Natural gas constitutes our primary feedstock for the production of both methanol and ammonia.

greenfield	Greenfield refers to an undeveloped site; a greenfield project is thus one where there has been no prior development or exploitation.

Henry Hub	Henry Hub is a distribution hub on the natural gas pipeline system in the south central United States. It connects several natural gas pipelines and lends its name to the pricing point for natural gas futures contracts traded on the NYMEX. Spot and future prices set at Henry Hub are widely seen to be the primary price set for the North American natural gas market.

Jim Jordan	Jim Jordan and Associates, LP.

metric ton	One metric ton is equal to 1,000 kilograms, or approximately 2,205 pounds.

midstream	The midstream sector of the petroleum industry involves the transportation, storage, and wholesale marketing of crude or refined petroleum products. Hydrocarbons are commonly transported by pipeline, barge, rail or truck.

MMBtu	One million British thermal units: a measure of energy. One Btu of heat is required to raise the temperature of one pound of water by one degree Fahrenheit.

MMscf	One million scf, a measure of volume.

MTBE	Methyl tertiary butyl ether, or MTBE, is a chemical compound manufactured by the chemical reaction of methanol and isobutylene. It is a source of octane and is almost exclusively used as a fuel additive in motor gasoline. MTBE is one of a group of chemicals commonly known as “oxygenates” because they raise the oxygen content of gasoline. MTBE is a volatile, flammable and colorless liquid that dissolves easily in water.

MTG	Methanol-to-gasoline, a term encompassing various technological processes whereby methanol is converted into synthetic gasoline.

MTO	Methanol-to-olefins, a term encompassing various technological processes whereby methanol is converted into olefins for the production of packaging, textiles, plastic parts and containers and automotive components.

nameplate capacity	The normal maximum output of a generating source.

naphtha	A flammable oil containing various hydrocarbons, obtained by the dry distillation of organic substances such as coal.

netback	Netback prices at the production facility are based on the price of the product at its destination less all cost involved in transporting the product to its destination.

NYMEX	New York Mercantile Exchange.

olefin	Olefins can be produced from various feedstocks, including naphtha, liquefied petroleum gas, ethane and methanol, and are the basic building blocks used to make many plastics.

scf	Standard cubic feet, a measure of volume.

spot market	A market in which commodities are bought and sold for cash and delivered immediately.

synthesis gas	A mixture of gases (largely hydrogen and nitrogen) that results from heating natural gas in the presence of steam. Also known as syngas.

Tcf	One trillion cubic feet.

turnaround	A periodically required standard procedure to refurbish and maintain a facility that involves the shutdown and inspection of major processing units.

utilization rate	Total production in a period divided by nameplate capacity for that period.

Through and including             , 2013 (the 25th day after the date of this prospectus), federal securities laws may require all dealers that effect transactions in these securities, whether or not participating in this offering, to deliver a prospectus. This requirement is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

                          Common Units

Representing Limited Partner Interests

OCI Partners LP

PROSPECTUS

BofA Merrill Lynch

Barclays

Citigroup

                    , 2013

Part II

Information Not Required in Prospectus

Item 13.	Other Expenses of Issuance and Distribution

Set forth below are the expenses (other than the underwriting discount and structuring fees) expected to be incurred in connection with the issuance and distribution of the securities registered hereby. With the exception of the SEC registration fee, the FINRA filing fee and the NYSE listing fee, the amounts set forth below are estimates.

SEC registration fee		$65,472
FINRA filing fee		72,500
NYSE listing fee		*
Printing and engraving expenses		*
Fees and expenses of legal counsel		*
Accounting fees and expenses		*
Transfer agent and registrar fees		*
Miscellaneous		*

Total	$	*

*	To be filed by amendment.

Item 14.	Indemnification of Directors and Officers

The section of the prospectus entitled “The Partnership Agreement—Indemnification” discloses that we will generally indemnify officers, directors and affiliates of the general partner to the fullest extent permitted by the law against all losses, claims, damages or similar events and is incorporated herein by this reference. Reference is also made to the Underwriting Agreement to be filed as an exhibit to this registration statement in which OCI Partners LP and certain of its affiliates will agree to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, and to contribute to payments that may be required to be made in respect of these liabilities. Subject to any terms, conditions or restrictions set forth in the partnership agreement, Section 17-108 of the Delaware Act empowers a Delaware limited partnership to indemnify and hold harmless any partner or other persons from and against all claims and demands whatsoever.

Item 15.	Recent Sales of Unregistered Securities

On February 7, 2013, in connection with the formation of the partnership, OCI Partners LP issued to (i) OCI GP LLC a non-economic general partner interest in the partnership for $0 and (ii) OCI USA Inc., an indirect, wholly owned subsidiary of OCI N.V., a 100% limited partner interest in the partnership for $1,000 in an offering exempt from registration under Section 4(2) of the Securities Act. There have been no other sales of unregistered securities within the past three years.

Item 16.	Exhibits

The following documents are filed as exhibits to this registration statement:

Exhibit Number	Description

1.1*	Form of Underwriting Agreement (including form of Lock-up Agreement)

3.1†	Certificate of Limited Partnership of OCI Partners LP

3.2†	Certificate of Amendment to Certificate of Limited Partnership of OCI Partners LP

Exhibit Number	Description

3.3*	Form of Amended and Restated Agreement of Limited Partnership of OCI Partners LP (included as Appendix A to the Prospectus)

5.1*	Opinion of Latham & Watkins LLP as to the legality of the securities being registered

8.1*	Opinion of Latham & Watkins LLP relating to tax matters

10.1*	Form of Contribution, Conveyance and Assumption Agreement

10.2	Term Loan Credit Agreement, dated as of May 21, 2013, among OCI Beaumont LLC, as borrower, OCI USA Inc., as guarantor, various lenders, Barclays Bank PLC, as syndication agent, Citibank, N.A., as documentation agent, and Bank of America, N.A., as administrative agent.

10.3*	Form of Intercompany Revolving Credit Facility

10.4	Beaumont Fertilizer Plant Contract Agreement for Methanol and Ammonia Debottlenecking and Plant Turnaround, dated June 5, 2013, between OCI Beaumont LLC and Orascom E&C USA Inc.

10.5*	Form of Omnibus Agreement

10.6*	Form of OCI Partners LP 2013 Long-Term Incentive Plan

10.7*	Form of Non-Employee Director Compensation Policy

10.8*	Term Loan B Credit Agreement

21.1†	List of Subsidiaries of OCI Partners LP

23.1	Consent of KPMG LLP

23.2*	Consent of Latham & Watkins LLP (contained in Exhibit 5.1)

23.3*	Consent of Latham & Watkins LLP (contained in Exhibit 8.1)

23.4†	Consent of Jim Jordan and Associates, LP

23.5†	Consent of Blue, Johnson & Associates, Inc.

23.6†	Consent of Director Nominee

24.1†	Powers of Attorney (contained on the signature page to this Registration Statement)

*	To be filed by amendment.
†	Previously filed.

Item 17.	Undertakings

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that,

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(4) That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(a) Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(b) If the registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use;

(c) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(d) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(e) Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

The undersigned registrant undertakes to send to each common unitholder, at least on an annual basis, a detailed statement of any transactions with OCI GP LLC, our general partner, or its affiliates and of fees, commissions, compensation and other benefits paid, or accrued to OCI GP LLC or its affiliates for the fiscal year completed, showing the amount paid or accrued to each recipient and the services performed.

The registrant undertakes to provide to the common unitholders the financial statements required by Form 10-K for the first full fiscal year of operations of the registrant.

Signatures

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Nederland, State of Texas, on July 22, 2013.

OCI Partners LP

BY:	OCI GP LLC, its General Partner

BY:	/s/ Frank Bakker
Frank Bakker
President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities indicated on July 22, 2013.

Signature	Title
President, Chief Executive Officer and
/s/ Frank Bakker	Director
Frank Bakker	(Principal Executive Officer)

Vice President and
*	Chief Financial Officer
Fady Kiama	(Principal Financial Officer and
Principal Accounting Officer)

*	Chairman of the Board of Directors
Michael L. Bennett

*	Director
Nassef Sawiris

*	Director
Renso Zwiers

*	Frank Bakker hereby signs this Amendment No. 1 to the Registration Statement on behalf of the indicated persons for whom he is attorney-in-fact on July 22, 2013, pursuant to powers of attorney previously filed as Exhibit 24.1 to the Registration Statement on Form S-1 of OCI Partners LP filed with the Securities and Exchange Commission on June 14, 2013.

By:	/s/ Frank Bakker
Attorney-in-fact
Dated: July 22, 2013

Exhibit Index

Exhibit Number	Description

1.1*	Form of Underwriting Agreement (including form of Lock-up Agreement)

3.1†	Certificate of Limited Partnership of OCI Partners LP

3.2†	Certificate of Amendment to Certificate of Limited Partnership of OCI Partners LP

3.3*	Form of Amended and Restated Agreement of Limited Partnership of OCI Partners LP (included as Appendix A to the Prospectus)

5.1*	Opinion of Latham & Watkins LLP as to the legality of the securities being registered

8.1*	Opinion of Latham & Watkins LLP relating to tax matters

10.1*	Form of Contribution, Conveyance and Assumption Agreement

10.2

Term Loan Credit Agreement, dated as of May 21, 2013, among OCI Beaumont LLC, as borrower, OCI USA Inc., as guarantor, various lenders, Barclays Bank PLC, as syndication agent, Citibank, N.A., as documentation agent, and Bank of America, N.A., as administrative agent.

10.3*	Form of Intercompany Revolving Credit Facility

10.4	Beaumont Fertilizer Plant Contract Agreement for Methanol and Ammonia Debottlenecking and Plant Turnaround, dated June 5, 2013, between OCI Beaumont LLC and Orascom E&C USA Inc.

10.5*	Form of Omnibus Agreement

10.6*	Form of OCI Partners LP 2013 Long-Term Incentive Plan

10.7*	Form of Non-Employee Director Compensation Policy

10.8*	Term Loan B Credit Agreement

21.1†	List of Subsidiaries of OCI Partners LP

23.1	Consent of KPMG LLP

23.2*	Consent of Latham & Watkins LLP (contained in Exhibit 5.1)

23.3*	Consent of Latham & Watkins LLP (contained in Exhibit 8.1)

23.4†	Consent of Jim Jordan and Associates, LP

23.5†	Consent of Blue, Johnson & Associates, Inc.

23.6†	Consent of Director Nominee

24.1†	Powers of Attorney (contained on the signature page to this Registration Statement)

*	To be filed by amendment.
†	Previously filed.